UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR

[**X**] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

TOURNIGAN GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Yukon, Canada
(Jurisdiction of incorporation or organization)

700 West Pender Street, #301, Vancouver, British Columbia, Canada V6C 1G8
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 50,456,653

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 97

TOURNIGAN GOLD CORPORATION

FORM 20-FR REGISTRATION STATEMENT
TABLE OF CONTENTS

Introduction

PART I

PART II

PART III

INTRODUCTION

Tournigan Gold Corporation is organized under the laws of Yukon, Canada. In this Registration Statement, the "Company", "Tournigan", "we", "our" and "us" refer to Tournigan Gold Corporation and our subsidiaries (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 700 West Pender Street, #301, Vancouver, British Columbia, Canada V6C 1G8. Our telephone number is 604-683-8320.

We file reports and other information with the Securities and Exchange Commission located at 450 Fifth Street N.W., Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF TOURNIGAN GOLD CORPORATION

Tournigan Gold Corporation (the "Company") is a mineral exploration company. Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland; and Kremnica in the Slovak Republic.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-FR contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Northern Ireland and the Slovak Republic, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, and "Operating and Financial Review and Prospects" at ITEM #5.

GLOSSARY

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-colored, fine-grained volcanic rock.

Anomalies: deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean: rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous: Rocks with a high sand component in their make up.

Au: Gold

Base metal: any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

Chromium: A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut: a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade: the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase: A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes: a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated: A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive: a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke: An igneous mass injected into a fissure in rock.

Electromagnetic: of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic: Sediments consisting of weathered products of older rock.

Feasibility Study: a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsic: an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float: Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geological resources: Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

Geophysical: relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan: Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade: the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample: Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid: a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey: a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall: the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach: a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic: Composed of fragments of several different rock types.

Host rock: a volume of rock within which the ore body occurs.

Hydrogeological studies: studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions: heated water, with or without demonstrable association with igneous processes.

Indicated resource: That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource: That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

In-situ-resource: a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Komatiite: A volcanic rock with s distinctive texture.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament: a linear feature in the earth's crust generally coincident with a geological fault.

Lithogeochemical: relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact: a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic: A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Measured resource: That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Metamorphosed: a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism: A natural process of heat and compression that changes rocks.

Metagabbro: A gabbro that has been metamorphosed.

Metapyroxenite: A pyroxenite that has been metamorphosed.

Metasediments: sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization: the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material: a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return: A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni: A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR: Net smelter return.

Ore: rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body: a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop: Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden: barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd: A silver-white metallic chemical element. The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic: that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin: a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining: the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt: A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack. The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

Plutonic rocks: a rock formed at considerable depth below the earth's surface by crystallization of magma.

PGM: Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

ppb: Parts per billion.

ppm: Parts per million.

Probable reserves: reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves: reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Proterozoic: Rocks formed between 1 and 2.2 billion years ago; the second oldest geological period after Archaean.

Pyrite: A gold colored rock composed of iron and sulphur.

Pyroclastic: Material ejected into the air from a volcanic vent.

Pyroxenite: A dark rock composed of the mineral pyroxene.

Quartz or qtz: A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking: angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve: that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling: a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes: a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite: Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist: a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree: Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments: Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary: formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing: the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones: linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins: a crosscutting network of fractures filled with quartz.

Strata: A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy: the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike: geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Supracrustal rocks: rocks that overlie the basement. Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

Tectonized: a rock mass that has been severally modified by folding and/or faulting.

Tertiary: that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff: A rock formed by volcanic fragments generally less than 4 mm.

Vein: sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VHMS (volcanogenic massive sulphide) deposits: deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic: pertaining to the activities, structures or rock types of a volcano.

Winze: a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 5/15//2005, the Directors of the Company.


Table No. 1
Directors


Name	Age	Date First Elected or Appointed
Peter Bojtos (1)(3)	56	August 2002
Michael J. Hopley (4)	58	April 2002
David Montgomery (5)	56	September 2003
Hein Poulus (1)(2)(6)	58	September 1999
Damien E. Reynolds (7)	37	September 1999
Ronald Shorr (1)(2)(8)	68	June 2002
Yale Simpson (2)(9)	57	August 2002

(1) Member of Audit Committee.
(2) Member of Compensation Committee

(3) Citizen of Canada/Resident of Australia
     Resident of Colorado, United States
     Business Address: 2582 Taft Court
                        Lakewood, Colorado, USA 80215

(4) Resident/Citizen of Washington, United States
     Business Address: c/o Sunridge Gold Corp.
                        1075 West Georgia Street, #1490
                        Vancouver, British Columbia, Canada V6E 3C9

(5) Resident/Citizen of England, United Kingdom
     Business Address: Mecom UK Management Ltd.
                        15 Collingham Gardens
                        London, United Kingdom SW1 OHS

(6) Resident/Citizen of British Columbia, Canada.
     Business address: c/o Stikeman Elliott LLP
                        666 Burrard Street, #1700
                        Vancouver, British Columbia, Canada V6C 2X8

(7) Citzen of Canada/Resident of Australia.
     Business Address: c/o Tournigan Gold Corporation
                        700 West Pender Street, #301
                        Vancouver, British Columbia, Canada V6C 1G8

(8) Resident/Citizen of New York, United States
     Business Address: Seven East 75th Street
                        New York, New York, USA 10021

(9) Resident/Citizen of British Columbia, Canada
     Business Address: c/o Tournigan Gold Corporation
                        700 West Pender Street, #301
                        Vancouver, British Columbia, Canada V6C 1G8

1.A.2. Senior Management

Table No. 2 lists, as of 5/15/2005 the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name	Position	Age	Date of First Appointment
Damien Reynolds	Chief Executive Officer	37	September 1999
James Walchuck	President/Chief Operating Officer	49	March 2004
Kent Ausburn	Vice President Exploration	52	November 2003
Garry Stock	Executive VP/ Interim CFO	38	July 2003
Nancy La Couvée	Corporate Secretary	46	July 2004

All business addresses: c/o Tournigan Gold Corporation
                         700 West Pender Street, #301
                         Vancouver, British Columbia, Canada V6C 1G8

Damien Reynolds's business functions, as Chief Executive Officer, include supervision of the Company's corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

James Walchuck's business functions, as President and Chief Operating Officer, include responsibility for supervision of all the day-today operations of the Company and its subsidiaries, overseeing exploration projects and mine planning activities including: pre-feasibility and feasibility studies, construction, start-up and operations activities for the Company's key projects, and reporting to the Board of Directors of the Company.

Kent Ausburn's business functions, as VP Exploration, include responsibility for evaluation and acquisition of the Company's mineral properties; planning and implementation of all exploration programs, including drilling; recruitment of technical contractors and personnel.

Garry Stock's business functions, as Executive Vice President, include assisting the President/COO and Chief Executive Officer with day-to-day executive administrative responsibilities; strategic planning, implementing corporate development initiatives, supervision of general corporate affairs, corporate budgets and planning. His business functions, as Interim Chief Financial Officer of the Company, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of the expenses/taxes/activities of the Company.

Nancy La Couvée's business functions, as Corporate Secretary, include assisting the President/COO and Chief Executive Officer and insuring the Company's compliance with all statutory and regulatory requirements; maintenance of corporate records and recording minutes of meetings.

1.B. Advisors

The Company's transfer agent and registrar for its common shares are:
  Computershare Trust Company of Canada
  510 Burrard Street
  Vancouver, British Columbia, Canada V6C 3B9

The Company's legal advisors are:
  Stikeman Elliott LLP, Solicitors and Barristers
  666 Burrard Street, #1700
  Vancouver, British Columbia, Canada V6C 1X8

1.C. Auditors

The Company's auditors are:
  Bedford Curry & Co., Chartered Accountants
  1281 West Georgia Street, #801
  Vancouver, British Columbia, Canada V6E 3J7

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
          --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The selected financial data of the Company for fiscal years ended August 31st 2004/2003/2002 was derived from the financial statements of the Company that have been audited by Bedford Curry & Co., independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company's management. The auditor's responsibility is to express an opinion on the financial statements based on their audit.

The auditor's conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor's report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the six-month periods ended 2/28/2005 and 2/29/2004 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.


Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)


	Unaudited		Audited				
	Six-Months		Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	2/28/05	2/29/04	8/31/04	8/31/03	8/31/02	8/31/01	8/31/00
Canadian GAAP							
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Operating Loss	($1319)	($1240)	($2334)	($1427)	($187)	($206)	($147)
Loss for the Period	($1316)	($1268)	($2319)	($1439)	($102)	($1267)	($177)
Basic (Loss) per Share	($0.02)	($0.05)	($0.06)	($0.16)	($0.03)	($0.47)	($0.07)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	0.00	0.00
Wtg. Avg. Shares (000)	55927	25597	35708	9186	3625	2694	2511
Period-end Shares O/S (000)	62107	30515	50457	13048	6898	2756	2511
Working Capital	$3836		$3255	($1112)	($202)	($340)	($622)
Mineral Properties	8191		6074	1339	9	0	0
Long-Term Debt	0		0	0	0	200	0
Capital Stock	44335		40533	28747	27524	27103	26858
Shareholders' Equity	12374		9672	255	(193)	(527)	495
Total Assets	12991		10393	1665	76	19	1135
US GAAP							
Net Loss	($3190)	($1877)	($6468)	($2772)			
Net Loss Per Share	($0.06)	($0.07)	($0.18)	($0.30)			
Wtg. Avg.# Shares (000)	55927	25597	35708	9186			
Mineral Properties	$0		$0	$0			
Shareholders' Equity	$4172		$3591	($1085)			
Total Assets	$4789		$4312	$325			

(1) Cumulative Net Loss since incorporation to 2/28/2005 under US GAAP was ($40,506,464).
(2) a. Under SEC interpretation of US GAAP, all costs related to exploration stage
        properties are expensed in the period incurred.

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended August 31st, the average rates for the period, and the range of high and low rates for the period. The data for the six-months ended 2/28/2005 and 2/29/2004 and the data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2005		1.25	1.20	1.21
February 2005		1.24	1.22	1.24
January 2005		1.24	1.20	1.24
December 2004		1.24	1.19	1.20
November 2004		1.23	1.18	1.19
October 2004		1.27	1.22	1.22
Six Months Ended 2/28/2005	1.23	1.31	1.19	1.24
Six Months Ended 2/28/2004	1.32	1.39	1.27	1.34
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 8/31/2001	1.53	1.58	1.47	1.55
Fiscal Year Ended 8/31/2000	1.47	1.51	1.44	1.47

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2005. Since then to 4/30/2005, the Company has raised no material capital.

```
                         Table No. 5
                 Capitalization and Indebtedness
                       February 28, 2005

===============================================================================

Shareholders' equity:
  Common Shares, no par value;
  Unlimited number of common shares authorized
   62,107,068 common shares issued and outstanding         $44,335,110
   Contributed Surplus                                         863,607
   Retained Earnings (deficit)                            ($32,824,447)
   Net Shareholders' Equity                                $12,374,270
TOTAL CAPITALIZATION                                        $12,374,270
-------------------------------------------------------------------------------
Obligations Under Capital Leases                                   $nil
S-T Due to Related Parties (Unpaid Consulting Fees):            $97,000
Long-Term Debt                                                     $nil
-------------------------------------------------------------------------------
4/30/2005
Common Shares Issued and Outstanding: 62,157,068
Warrants Outstanding:      6,889,604
Stock Options Outstanding: 4,955,000
Guaranteed Debt: $nil
Secured Debt:    $nil
Leased premises: On 4/1/2004 the Company entered into a five-year-plus-three-
month lease agreement for office space.  Annual commitments over the term of
the lease are: $107,520 for FY2005, $109,004 for FY2006, $116,424 for FY2007,
$116,424 for FY2008, and $97,020 for FY2009, for an aggregate of $546,392.

===============================================================================
```

3.C. Reasons For The Offer And Use Of Proceeds
           --- No Disclosure Necessary ---

3.D. Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws
The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement. Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of the Yukon, Canada. A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company ("PFIC") designation could lead to an adverse tax situation for U.S. investors
U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. Refer to ITEM #10.E.

Risks Related to The Company's Mining Operations

Operating hazards and risks associated with the mining industry could result in a significantly negative effect on the Company
Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties
The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory/ development stage only and are without a known body of ore. Properties on which mineral reserves are not found will have to be discarded causing the Company to write-off each respective property, thus sustaining a loss.

Mineral prices may not support corporate profit
The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

Exploration failure could have significant negative effect on the Company
The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The expense of meeting environmental regulations could cause a significantly negative effect on the Company
The current and anticipated future operations of the Company, including further exploration activities require permits from various Northern Ireland/Slovak Republic national/regional/local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Specific laws include: Slovak Mining Activity Act, Slovak Geological Act, and Slovak Environmental Impact Assessment Act; administered by the Slovak Ministry of Economy and its Slovak Main Mining Bureau; in Northern Ireland, the Minerals development Act and the Crown Estate Act. The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company

The Company anticipates expending $300,000 in Fiscal 2005 and Fiscal 2006, to comply with environmental regulations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

<u>The government extensively regulates the Company's mining operations, which imposes significant costs on the Company, and future regulations could increase those costs or limit its ability to produce gold</u>

The Company is subject to extensive federal, state and local regulations with respect to matters such as:

a. employee health and safety;
b. permitting and licensing requirements;
c. air quality standards;
d. water quality standards;
e. plant and wildlife protection;
f. reclamation and restoration of mining properties after mining is completed;
g. discharge of materials into the environment;
h. surface subsidence from underground mining; and
i. the effects of mining on groundwater quality and availability.

Numerous governmental permits and approvals are required for mining operations. The Company is required to prepare and present to national, regional, or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gold may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect the Company's mining operations and its cost structure. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the mining industry may also require the Company or its customers to change operations significantly or incur increased costs.

Risks Relating to Financial Condition

<u>Going concern assumption used by auditor highlights doubts on the Company's ability to successfully continue</u>
The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis; however, unless additional funding is obtained this assumption will have to change.

<u>The Company's history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($2,319,019), ($1,439,167) and ($102,193) in Fiscal Years 2004/2003/2002. Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>The Company's need for additional financing to finish property exploration could lead to the Company's inability to finish proposed property exploitation and/or loss of properties</u>
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2005/Fiscal 2006. Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

Risks Relating to Management and Specific Operations

<u>The Company's Articles of Continuation contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them</u>
The Company's Articles of Continuation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the Yukon Business Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles of Continuation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

<u>Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing</u>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors and its Senior Management, including its President, Damien Reynolds; its Chairman, Hein Poulus; its VP Exploration, Kent Ausburn; its President/COO, James Walchuck; its Interim CFO/Executive VP, Garry Stock; and its Corporate Secretary, Nancy La Couvée. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with the key employees.

<u>Management and Directors are associated with other mining companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing</u>
Certain of the Directors and Senior Management of the Company (specifically, Peter Bojtos, Michael Hopley, David Montgomery, Damien Reynolds, Ronald Shorr, Yale Simpson, and Garry Stock) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in mining; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

<u>Shortages or increased costs of skilled labor in Northern Ireland and the Slovak Republic may hamper the Company's ability to achieve high labor productivity and competitive costs</u>
Gold mining continues to be a labor-intensive industry. As the demand for gold has increased, many producers have attempted to increase gold production, which has resulted in a competitive market for the limited supply of trained gold miners in both Northern Ireland and the Slovak Republic. In some cases, this market situation has caused compensation levels to increase, particularly for "skilled" positions such as electricians and mine foremen. To maintain current exploration levels and to potentially achieve production, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors. Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to operate profitably.

<u>In Northern Ireland, terrorist attacks/threats and escalation of military or civilian authority activity in response to such attacks may negatively affect the Company's business, financial condition and results of operations</u>
During much of the 1980s and early 1990s, Northern Ireland was subject to numerous terrorist attacks. Military and civilian authority response to such attacks led to severe restrictions on the use of explosives and other procedures used in mining. A return of terrorist attacks may result in a return to such regulatory measures. In any event, the Company is required to obtain permits and approvals for its use of explosives and certain other mining activities. In addition, a return of terrorist attacks would negatively affect the general business climate and the Company's ability to efficiently and safely carryout mining activities.

<u>There are risks associated with investing in emerging markets such as the Slovak Republic; uncertain impact of joining NATO and the European Union</u>
Because of its relatively recent transition to a market economy, the Slovak Republic is subject to many risks, which may not be as prevalent in mature markets. These risks include:
 adverse changes in the market's economic and governmental policy;
 consumers with relatively low levels of disposable income;
 relative instability of new institutions;
 shifts in regulation the Company cannot predict;
 inconsistent application of existing laws and regulations; and
 slow legal remedies.

The Slovak Republic joined NATO and the EU during 2004; the political and economic impact is still uncertain.

Risks Relating to the Company's Common Stock

<u>Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices</u>
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices</u>
Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value. Refer to Table No. 10 and Table No. 11.

<u>Low stock market prices and volume volatility for the Company's common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value</u>
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>Broker-Dealers may be discouraged from effecting transactions in the Company's common shares because they are penny stocks and are subject to the penny stock rules</u>.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the TSX Venture Exchange, and the price of the Company's common shares ranged from CDN$0.33 (low) to CDN$0.73 (high) during the period from 1/1/2004 to 12/31/2004, trading at CDN$0.34 on 12/31/2004; the closing price of the Company's shares traded at $0.19 on 4/29/2005. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the Company's shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Tournigan Gold Corporation (the "Company") is a mineral exploration company. Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, where acquisition was initialized in November 2002 and finalized December 2004; and Kremnica in the Slovak Republic, where acquisition was initialized in March 2003 finalized July 2003.

The Company's mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company's executive office is located at:
  700 West Pender Street, #301, Vancouver, British Columbia, Canada V6C 1G8.
  Telephone: 604-683-8320
  Facsimile: 604-683-8040
  e-mail: info@tournigan.com
  website: www.tournigan.com

The Company's registered office is located at:
  Campion Macdonald
  204 Lambert Street, Suite 200
  Whitehorse, Yukon, Canada Y1A 3T2

The contact person is: Nancy La Couvée, Corporate Secretary.

The Company's fiscal yearend is August 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol "TVC"; and, in Germany, on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol "TGP".

The Company has an unlimited number of common shares without par value authorized. At 8/31/2004, the end of the Company's most recent fiscal period, there were 50,456,653 common shares issued/outstanding; at 2/28/2005, there were 62,107,068 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes
The Company was incorporated pursuant to the laws of the Province of British Columbia on 11/10/1966 under the name "Tournigan Mining Exploration Ltd.". On 4/22/1992, the Company's name was changed to "International Tournigan Corporation". On 6/14/2001, the Company's name was changed to "Tournigan Ventures Corporation". Effective 12/3/2002, the Company continued its incorporation jurisdiction from British Columbia to Yukon, Canada; at the same time, the Company's name was changed to "Tournigan Gold Corporation".

Stock Consolidation
The Company effected a 1:10 stock consolidation on 3/26/2001. All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

Other Property Acquisition/Disposition/Exploration
During the late 1990's, the Company was involved in the acquisition and exploration of numerous mineral properties, including those located in West Africa and Peru. Faced with unsuccessful exploration efforts, in Fiscal 1999, the Company wrote-off its investment in these properties, recording a $12.3 million expense.

Since 1992, the Company has held exploration properties in British Columbia, Canada. Currently, the Company holds 31 mining claims in the Skeena Mining Division, and four mining claims in the Omineca Mining Division. During Fiscal 2004, the Company initiated a review of its British Columbian mining claims, resulting in the renewal of eight mining claims in the Skeena Mining Division. Deemed uneconomic, a total of 23 other claims, previously written off for accounting purposes by the Company in Fiscal 2001 ($128 write-off), were allowed to lapse. All remaining claims will be retained until the properties can be further assessed.

The Company acquired option interests in two properties in El Salvador in August 2002: El Potosi Project (100%); and Cerro Pedernal Project (60%). Faced with unsuccessful exploration efforts after expending $197,843 on exploration and a management decision to focus corporate activities on its European exploration projects, the Company sold its El Salvador properties on 2/18/2004 to Condor Securities Limited ("Condor"), a private Australian corporation. Consideration was 8,000,000 common shares of Condor at a fair value of $200,000. The investment in Condor represents 24% of Condor's outstanding common shares. However, the Company does not consider the investment to be an equity investment because the Company does not have, nor will have the ability to exercise significant influence on the affairs of Condor. Consequently, the investment is carried at cost. Post-closing terms of the agreement require that Condor list its common shares on a Canadian or Australian stock exchange by 7/15/2005. If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects. As of 6/30/2004, Condor had expended approximately $320,000 on the projects.

During September 2003, the Company acquired fifteen prospecting licenses in the Republic of Ireland, entitling the Company to prospect for gold, silver and base metals. Two of the licenses are located in County Donegal, Republic of Ireland, and were acquired at a cost of 60,000 common shares with a value of $17,400. Under the terms of acquisition of these two licenses, there is a 3% net smelter return royalty payable from production.

Plan Of Operations

Source of Funds for Fiscal 2005 Ending 8/31/2005
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2005. As of 2/28/2005, the Company had working capital of $3.8 million. The Company has had discussions with third parties about equity offerings; but the talks as of 4/30/2005 were preliminary.

Use of Funds for Fiscal 2005 Ending 8/31/2005
During Fiscal 2005, the Company estimates that it might expend $1.8 million on general/administrative expenses. During Fiscal 2005, the Company estimates that it might expend $1.0 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

The Company's main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, acquisition finalized December 2004; and Kremnica in the Slovak Republic, acquisition finalized July 2003.

The Company has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

Curraghinalt Project
Gold Exploration
Northern Ireland, United Kingdom
The Curraghinalt property is located in County Tyrone in central Northern Ireland, approximately 127 kilometers west of Belfast and approximately 15 kilometers northeast of the town of Omagh. Ennex International plc began exploring for gold on the property in the early 1980's and drilled 17,783 meters in 255 drill holes plus 697 meters of underground development and 2,856 meters of surface trenching. In January 2000, Strongbow Exploration Inc. ("Strongbow") acquired the property, and held the property in a subsidiary, Ulster Minerals Limited ("Ulster").

In February 2003, the Company entered into an Option Agreement with Strongbow to earn up to a 75% interest in the Tyrone project (Prospecting License UM 12 12/96). The agreement called for staged exploration expenditures totaling $3.0 million over seven years, and delivering a bankable feasibility study. The remaining 25% interest could be obtained by issuing common shares to Strongbow.

Dalradian Gold Limited was established as a wholly-owned subsidiary of the Company, through which the Company would earn in to the Strongbow holding. In addition, the Company entered into a second agreement with Strongbow to acquire up to a 100% interest in the Curraghinalt property [Prospecting License UM 11/96 (now UM1/02)] by making staged exploration expenditures totaling $4.0 million over seven years and delivering a bankable feasibility study.

In February 2004, the Company entered into a Letter Agreement with Strongbow for the outright purchase of Ulster. The agreed purchase price for Ulster was 10,000,000 common shares of the Company, issued at a fair value of $0.47 per share. In addition, the Company agreed to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount equal to $0.20 for every $1.00 by which Ulster's taxes payable are reduced as a consequence of the deduction of such expenditures. Such payments are to be made within 30 days of the date that Ulster claims such expenditures as a deduction.

Per this agreement, 5.0 million common shares were issued to Strongbow in April 2004. The remaining 5.0 million common shares are to be issued upon the decision to commence construction of commercial scale mining facilities on the properties. Strongbow shall be entitled to name one representative for appointment to the Company's Board of Directors. The 2003 Option Agreements are terminated and replaced by a Letter Agreement. In addition, a previous NSR royalty of 2% held by Ennex, and subsequently transferred to Minco plc remains in effect. This royalty covers all production from the Curraghinalt deposit plus a defined "area of influence" surrounding the known deposit. Final transfer of full ownership in Ulster to the Company was completed in December 2004.

Tournigan started exploring the property in April 2003 and has completed geochemical and geophysical surveys, plus mapping and prospecting programs as well as a 26-hole surface HQ and NQ core-sized diamond drilling program totaling 4,387 meters.

The Company collected 2,910 geochemical soil samples from north-south orientated grid lines on 100-meter centers along the Curraghinalt trend. Samples were collected at a depth of 50cm-to-75cm, roughly the B-soil horizon, on 30-meter spacing along the lines. The area covered included the area to the north of the known vein structures, as well as in both directions along strike from the known veins. Many anomalous areas were identified in the sampled areas, indicating the continuity of the vein structures along strike as well as the possible presence of additional veins to the north of the known veins. The main targets identified cover several areas north, northwest and northeast of the adit that, combined, measures 1.5-kilometer north-to-south and which extends for approximately 1.0 kilometer along strike. This area represents 419 sample points with values ranging from 400-to-12300 ppb gold, plus five smaller areas with similar values. These areas outside the immediately area of the known veins will require follow-up deep overburden sampling plus diamond drilling to develop the individual vein structures.

An attempt to conduct a VLF survey over the grid area was eventually abandoned when the Cuttler Maine transmitter station was shut down. A total of 652 readings taken at 30-meter spacing along 100-meter spaced lines were completed prior to the shut down of the Maine station. The results were inconclusive. The Rugby station, located in the UK was never turned on during the time of the survey.

The Company completed preliminary mapping and prospecting throughout the license area. One of the discoveries resulting from this work is the Alwories Vein, located 2.5 kilometer southeast of Curraghinalt. Previous work in this area had identified float samples of vein material only. Vein outcrop was mapped in a newly developed rock quarry. The Alwories vein is a quartz-sulphide vein very similar to the veins that comprise the Curraghinalt deposit. Future work in this area will include detailed stripping and sampling, detailed mapping and possibly follow-up diamond drilling.

The Company is currently compiling a dossier of all known unnamed veins within Exploration License UM1/02 that will be used as a basis for developing future exploration programs on the license, in the areas outside the know developed veins.

The Company recently completed a detailed structural analysis and geological interpretation of the geological information pertaining to the Curraghinalt deposit, and has compiled this information on geological plans, cross-sections and longitudinal sections. This work has resulted in a much better understanding of the structural and stratigraphic elements that control the mineralization.

The Company has completed a total of 33 HQ drill holes since beginning exploration work on the property. Seven holes (830.5 meters) were drilled in the Glenlark area (Exploration License 96/12); and twenty-six infill holes (4,387 meters) were drilled in the Curraghinalt vein system (ML 96/11), including nineteen holes infilling between historical "Ennex" holes within the existing mineralization grid, and three deep holes, drilled below the central mineralization block.

The infill drilling in the central mineralization block (CT5 to CT26) returned very encouraging results. The objective of the drilling was to reduce drill hole spacing to a minimum of 30 meters or less within individual veins. When these drill assay results were combined with the recently completed structural interpretation of the veins, the overall confidence level of the veins was greatly enhanced. In addition, the closer spaced drilling increased the confidence level in the grade continuity around previously drilled high-grade intercepts.

The Company plans to undertake a two-phase exploration and development program that is designed to advance the property to the point where a pre-feasibility study can be carried out so that the preliminary economics of the property may be accessed.

Phase #1: Designed to increase Inferred Resource Total Ounces to 500,000 oz. The anticipated cost of the Phase 1 Program is $1.3 million and expected to be completed once the Company's objective has been achieved.
1   Surface diamond drilling (40 holes) for a total of 5,400 meter as infill drilling at the east-extension of known Curraghinalt vein system.
2   Exploration drilling for hanging-wall and foot-wall veins: 1,200 meters.
3   Environmental water sampling program to test for contained metals in adit and streams in area of mineralization.
4   Detailed specific gravity tests.

Phase #2: Underground development program. Designed to move Inferred Resources to the Measured and Indicated category and facilitate the undertaking of a feasibility study. The anticipated cost of the Phase #2 Program is estimated at $2.5 million and will be undertaken pending successful completion of Phase #1.
1   Mobilize contractor to site plus set up shop, office, etc.
2. Access ramp to 5125 meter elevation plus crosscuts to access veins.
3. Drive sill drifts on four veins and drive raises on three veins.
4. Drive exploration drift to east to provide drill stations to test vein structures developed by Phase #1 drilling program.
5. Resample main adit veins on 5170 meter elevation.

<u>Kremnica Project</u>
<u>Gold Exploration</u>
<u>Slovak Republic</u>
The Kremnica property is located in central Slovakia, approximately 190 kilometers from Vienna, Austria. Topographically, Kremnica lies in the foothills of the Tatra Mountains, at an average elevation of 700 meters above sea level; maximum elevation in the region is 900 meters. The existing deposits and advanced exploration targets are contained within an 11.8 square-kilometer mining license granted in 1961 with no expiration date. The license is accessible by paved roads and electrical, natural gas and rail infrastructure is nearby. The Company also owns two contiguous exploration licenses to the south totaling 65 square kilometers.

The Company purchased full ownership of the Kremnica gold mine in July 2003 and the Kremnica South licenses in September 2003. The original area contains four prospects: Sturec; and the Wolf, Vratislav and South Ridge prospects ("satellite" zones of mineralization relative to Sturec).

Kremnica has a long history of gold mining, dating back to the founding of the town in 770 AD. Production records begin in 1328 with the last commercial production winding up in 1972. The former Socialist government began an exploration program at Kremnica in the 1980's that was continued after the fall of Communism until 1995. The project was then joint-ventured by Argosy Mining Inc., which applied western exploration methods to areas of historical mine workings, ultimately owning the project after the expenditure of $8.7 million. Argosy drilled 79 core drill holes and completed numerous reports culminating in a Conceptual Review of economics by Beacon Hill Consultants in 1998.

The following is an outline of milestones accomplished:
        July 2003: Acquisition completed.
September 2003: Initiated update of 1998 Conceptual Economic Study of
                 Sturec prospect at Kremnica.
  October 2003: Acquired 49 million sq.km. "Kremnica South" concession area
November 2003: Initiated exploration program of geological mapping,
                 sampling, and soil geochemistry at Kremnica.
  January 2004: Received independent Technical Report with updated
                 mineralization estimates of Sturec prospect.
    March 2004: Received update of 1998 Conceptual Economic Study regarding
                 potential production calculations at Sturec prospect.
    April 2004: Phase #1 diamond-drilling program planned at Wolf,
                 Vratislava, Sturec and Kremnica South prospects.
   August 2004: Initiation of Phase #1 diamond-drilling program planned at
                 Wolf, Vratislava, and Sturec prospects.
September 2004: Initiated Phase #1 diamond-drilling program at Kremnica
                 South following analysis of geochemical/geological results.
 December 2004: Drill results encouraging from Wolf and Vratislav zones;
                 trenching planned at Kremnica South
    March 2005: Drill results encouraging at both Kremnica South;
                 gold mineralization encountered Certov Vrch and
                 Bartasova Lehotka prospects.
    March 2005: Kremnica license holdings extended by an additional 37 sq.km,
                 south of the existing Lutila License at Kremnica South.

During FY2003 and FY2004, respectively, the Company expended $498,000 and $nil on acquisition; and $4,218 and $593,547 on exploration. Much of the effort is a strategy to add to the knowledge already known about the site at Sturec prospect area. Annual aggregate license fees are $25,000.

The Company has completed four diamond-drill holes at Vratislav totaling 521 meters, three diamond-drill holes at Wolf totaling 340 meters, and nine diamond-drill holes at Kremnica South totaling 2,458 meters. Phase #2 drilling is ongoing at Kremnica South and further exploration programs will be designed based on results achieved.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue since incorporation.

At 8/31/2003, $736,955, $511,218, $270,408 and $146,352 of its assets were located in Northern Ireland, Slovak Republic, Canada, and other.

At 8/31/2004, $5,108,090 $1,255,944, $3,997,374 and $31,447 of its assets were located in Northern Ireland, Slovak Republic, Canada, and other.

4.C. Organization Structure
The Company is incorporated under the laws of the Yukon, in Canada.

The Company currently has three wholly-owned subsidiaries:
a. Kremnica Gold a.s.;
    incorporated in the Slovak Republic on 3/10/1999; acquired 7/11/2003;
b. Dalradian Gold Limited;
    incorporated in Northern Ireland on 7/8/2003;
c. Ulster Minerals Limited;
    incorporated in Northern Ireland on 11/26/1971; acquired 12/16/2004.

4.D. Property, Plant and Equipment
The Company's executive offices are located in leased premises of approximately 4,451 sq. ft. at 700 West Pender Street, #301, Vancouver, British Columbia, Canada V6C 1G8. The Company began occupying these facilities in April 2004. The five-year-plus-three-month lease requires annual commitments over the term of the lease of: $107,520 for FY2005, $109,004 for FY2006, $116,424 for FY2007, $116,424 for FY2008, and $97,020 for FY2009, for an aggregate of $546,392.

Tournigan Gold Corporation (the "Company") is a mineral exploration company. Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, acquisition finalized December 2004; and Kremnica in the Slovak Republic, acquisition finalized July 2003.

Also, the Company holds: fifteen gold, silver and base metal prospecting licenses in the Republic of Ireland totaling 620 square kilometers, which expire on 9/11/2009; two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company; 31 mining claims in the Skeena Mining Division of British Columbia, Canada, and four mining claims in the Omineca Mining Division of British Columbia, Canada; all claims will be retained until the properties can be further assessed.

The Company's mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Figure No. 1.
Curraghinalt Gold Deposit
Northern Ireland


Londonderry
Omagh
Belfast
Irish
Sea
Dublin
Galway
Limerick
Waterford
Wexford
Cork

Figure No. 2.
Curraghinalt Gold Deposit
Project Location Map


Gortin
UM 11/96
UM 12/96
Greencastle
Mountfield
Omagh
Cookstown
0
5
10

32

<u>**Curraghinalt Project**</u>
<u>**Gold Exploration**</u>
<u>**Northern Ireland, United Kingdom**</u>

<u>Acquisition Details</u>
In November 2002, Tournigan signed a letter agreement with Strongbow Exploration Inc. ("Strongbow") to acquire up to 100% interest in the two Prospecting Licenses comprising Tyrone (UM 12/96) and the Curraghinalt project area (UM 11/96). Through its subsidiary, Dalradian Gold, the Company conducted exploration work on the property commencing in April 2003 and has continued developing the Curraghinalt deposit to the present.

On 2/3/2003, Tournigan entered into an Option Agreement with Strongbow to earn up to a 100% interest in the Tyrone project [an area within Prospecting License UM 12/96 (now UM2/02)]. The agreement called for staged exploration expenditures totaling $3.0 million over seven years, delivering a bankable feasibility study, then issuing shares to Strongbow based on a 90-day trading average.

In addition, on 2/3/2003, Tournigan entered into a second agreement with Strongbow to acquire up to a 100% interest in the Curraghinalt property [an area within Prospecting License UM 11/96 (now UM 1/02)] by making staged exploration expenditures totaling $4.0 million over seven years, delivering a bankable feasibility study, then issuing shares to Strongbow based on a 90-day trading average.

In 2003, Dalradian Gold Limited ("Dalradian") was incorporated as a wholly owned subsidiary of Tournigan, through which Tournigan would earn in to the properties under the two Option Agreements.

Subsequent to these agreements, on 2/12/2004, Tournigan entered into a Letter Agreement with Strongbow for the outright purchase by Tournigan of all of the issued and outstanding shares of Ulster. The agreed purchase price for Ulster was 10,000,000 common shares of Tournigan. In addition, Tournigan agreed to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount equal to $0.20 for every $1.00 by which Ulster's taxes payable are reduced as a consequence of the deduction of such expenditures. Such payments are to be made within 30 days of the date that Ulster claims such expenditures as a deduction.

Per the Letter Agreement, 5,000,000 common shares of Tournigan were issued to Strongbow in April 2004 at their fair value of $2,350,000. The remaining 5,000,000 common shares of Tournigan will be issued upon the decision by Tournigan to commence construction of commercial scale mining facilities on the properties. Strongbow will be entitled to name one representative for appointment to the board of directors of Tournigan. Now that the deal is closed, the Option Agreements entered into on 2/3/2003 are terminated and replaced in whole by this later agreement. A previous NSR royalty of 2% held by Ennex, and subsequently transferred to Minco plc remains in effect. This royalty covers all production from the Curraghinalt deposit plus a defined "area of influence" surrounding the known deposit. Final transfer of full ownership in Ulster to Tournigan was completed in December 2004.

<u>Property Description and Location</u>
<u>Accessibility, Climate, Local Resources, Infrastructure and Physiography</u>
The Curraghinalt Project is located in County Tyrone, central Northern Ireland, west of Belfast and near the city of Omagh. The property consists of about 34,600 hectares of (about 346 square kilometers) contained within two Prospecting Licenses (UM 1/02 and UM 2/02 – the "Licenses").

The mineral rights conferred by the licenses are held in the name of Ulster Minerals Limited (a Company subsidiary under the terms of License Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for the base metals and the Crown Estate Commission for the precious metals. One of these Licenses (UM 1/02) contains the Curraghinalt gold deposit, which is the subject of a separate agreement.

The project is located in central Northern Ireland, centered about 80 kilometers by highway west of Belfast and about 15 kilometers north-east of Omagh. The property lies wholly within County Tyrone. Various highways and local roads provide good access to and within the property. Local access within the project area is along public and private roads, also farm tracks.

The climate is typical of Ireland, with generally cool summers and relatively wet winters. Temperatures generally remain above freezing; snowfall is not common. Climatic conditions would not impede year-round mining activity, either underground or in open pits.

The property is characterized by farm lands, heath and mixed forest. Outcrop is relatively sparse except on the higher ground or in road cuttings, quarries and stream courses, which makes detailed surface geological mapping difficult. The terrain in this part of Northern Ireland is hilly, with much of the area mantled by glacial deposits and peat. In places on the property, the overburden depth may reach several tens of meters, but in general the cover is somewhat thinner. Total relief in the area of immediate interest is about 450 meters, ranging from an elevation of about 100 meters above mean sea level in the major river valleys to elevations in excess of 550 meters in the highest hills on the northern edge of the property. The northern part of the property covers a portion of the southern flank of the Sperrin Mountains.

There are numerous smaller supply centers in the surrounding region, of which the largest is Omagh, at the immediate south-west end of the property. These centers are able to provide most of the general residential and small business infrastructure necessary for any mining operation. Power is readily available, and there is abundant water. There would be no serious problems with regard to transportation.

<u>Prior Exploration</u>
There is no record of any substantial mining activity in the area of the licenses. Exploration activity in the region has focused mainly on gold, contained in vein deposits in metasedimentary rocks and in silicified and brecciated zones in acid volcanic rocks.

Some attention has also been given to the search for "porphyry copper" deposits in intermediate intrusive rocks and to a lesser extent for volcanic-hosted massive sulphide ("VHMS") deposits in volcanic rocks. Recently, emphasis has shifted to exploring for gold-rich base metal (zinc and lead) semi-massive to massive sulphide deposits, of stratabound and stratiform character, in metasedimentary strata. Results for this latest work have been encouraging, and further exploration is warranted.

Exploration in the Tyrone project area over the years has been mostly by surface work, generally of a reconnaissance nature. There have been extensive geological studies coupled with geophysics and geochemistry. A number of scattered diamond drilling programs have tested various targets, mostly for gold but to a lesser degree for base metals. At one locality (the Curraghinalt gold deposit) extensive diamond drilling has included detailed sampling for the purposes of establishing a mineral resource and for metallurgical testwork.

The Curraghinalt Project area can clearly be seen to be a large and geologically complex region, with potential for discovery of a variety of mineral deposits. Although exploration to date has been largely directed toward the search for gold, the district has geology that is well suited to hosting polymetallic VHMS deposits, analogous to many of those in the provinces of Newfoundland and New Brunswick, as well as sediment-hosted stratiform base metal deposits.

Kremnica Project
Gold Exploration
Slovak Republic

Figure No. 3
Kremnica Gold Project
Slovak Republic


N
Poland
Czech Republic
Kremnica Gold Project
Slovak Republic
Ukraine
Vienna
Bratislava
Austria
Hungary
Tertiary-age Neovolcanics
0 25 50 100
kilometres

Figure No. 4
Kremnica Location Map


Prievidza
Handlová
Banská Bystrica
Zvolen
Žiar nad Hronom
Banská Štiavnica

36

Figure No. 5
Kremnica License Location Map


N
Kremnica
Mining Licence
Kremnica Vein
System
Lutila Exploration
Licence
Kremnica
Lucky Exploration
Licence
Ziar nad Hronom
0
2
4
6
8
10
Kilometres

Acquisition Details

In March 2003, the Company signed a Letter of Intent with Argosy Minerals Inc. ("Argosy") to purchase Kremnica Gold a.s. ("KG"), Argosy's wholly owned subsidiary in the Slovak Republic. The only principal asset of KG was the Kremnica Gold Project, a mining license of 12.5 sq.km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998. The terms of the Letter provided for the Company to have a 90-day due-diligence period followed by a lump sum cash payment at which time ownership of KG would be transferred to the Company or a subsidiary of the Company.

In May 2003, the Company satisfactorily completed a due diligence program on the Kremnica Gold Project. Consequently, a Purchase Notice was provided to Argosy, which set out a maximum 45-day period to complete the closing of this transaction. The purchase price for the project was set at$500,000, payable in cash.

On 7/11/2003, the Company completed the acquisition of the Kremnica Gold project. Funding of the $500,000 acquisition cost was provided through a loan from Quest Capital Corp.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Kremnica Gold Project is located at the center of Europe in central Republic of Slovakia. The town of Kremnica is located 17 kilometers west of central Slovakia's largest city, Banská Bystrica. The project area is accessible from Vienna, Austria by driving east across the border into Slovakia and then northeast through Bratislava, Nitra, Zlaté Moravce and Ziar nar Hronom. The journey takes about four hours. Kremnica has a population of about 7,000 and is accessible by train from Bratislava, the capital and largest city in Slovakia.

The Kremnica project comprises three contiguous properties; the Kremnica Mining License, the Lucky exploration license, and the Lutila exploration license in application. The licenses are depicted in Figure No. 5.

The Kremnica Mining License (MHD-D.P. 12) was issued 1/12/1961, and remains valid in perpetuity. The License is currently held by Kremnica Gold a.s., which is 100% owned by the Company. The Main Mining Bureau is the permitting agency for mining projects. The current permit is valid until December 2005 at which time a new permit for work must be obtained. The mining license fee is currently approximately $2,222 per year. Slovak law states that some work should be done within the license, or the license can be withdrawn. The law is not specific on when, what, or how work must be done. All known mineralization is contained within the mining license as well as areas for future operations, processing waste and tailings.

The Lucky exploration license was registered 6/5/2002, and became effective on 9/23/2002. The license is held by Kremnica Gold a.s.. The license is granted for four years, after which a first review can extend the license for an additional four years. A final review can extend the license for another two years, after which the license will lapse. The annual license fees for Lucky are approximately $1,666.

The Lutila exploration license was granted to Kremnica Gold s.a. in January 2004; the annual license fee is $11,250.

As shown in Figure No 5, the three licenses are contiguous, and together cover all known prospective and mineralized areas within the Kremnica district. The mining license and exploration licenses have been legally surveyed. There are currently no other near-by metal claims or other companies working within the district. Within the exploration licenses there are several registered clay deposits. Currently two small clay pits are operating. These clay licenses are not expected to have any material effect on the subject properties.

The Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances, excepting a payment to the Slovak State. The Slovak State is entitled to a royalty to be paid as a percentage of net profits. The rate of payment can be between 0% and 10% of net profit, but is open to negotiation between a mine owner and the State. In the case of Kremnica, management expects that the payment would be close to 5% of net profit.

Current Slovak tax requirements are somewhat complicated and a new law approved by the parliament took effect on 1/1/2004 will enacted a flat corporate tax rate of 19%.

Prior Exploration
Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward. Production has totaled 1.5 million ounces gold and 6.7 million ounces silver. Production was from open pits and underground mine workings. Extensive underground mining occurred within an area 4-kilometers long and 2-kilometers wide. The largest relic of past mining is a surface depression in the Šturec area, measuring 600 meters long, and up to 200 meters wide, and 100 meters deep. The district is pock marked with hundreds of pits, collapsed shafts and adits.

The Slovak Geological Survey and Rudne Bane (the state mining company) conducted modern exploration in the Kremnica district. The exploration work, which led to discoveries, was initiated in 1962 and conducted intermittently through to 1990. This work included driving four major exploration adits, more than 20 underground crosscuts, and both surface and underground drilling. Exploration defined near-surface low-grade deposits at Šturec and Vratislav. No modern exploration was undertaken in the Wolf area, located another kilometer to the north.

Beginning in 1987, Rudne Bane mined 50,028 tonnes averaging 1.54 g/t gold from a small open pit located in the Šturec deposit. The ore was treated with cyanide in a mill that operated at about 30 tonnes per day. The operations were not profitable and closed in 1992.

Kremnica Banska Spolocnost ("KBS"), an investment company comprising former mine managers, obtained title to the Kremnica Mining Lease (MHD-D.P. 12) from the Slovak government on 4/1/1995. In 1995, Argosy Mining Corporation of Vancouver formed a 100% owned Slovak Subsidiary, Argosy Slovakia s.r.o., which entered into a joint venture with KBS. Argosy Slovakia purchased KBS's share of the joint venture in April 1997, to control 100% of the mining License through its subsidiary Kremnica Gold a.s. Argosy completed a core drilling program in 1996 and a combined core and reverse circulation drilling program in 1997 for a total of 79 holes (12,306.7 meters).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2004, 8/31/2003, and 8/31/2002 and for the Six Months Ended 2/28/2005 and 2/29/2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

Tournigan Gold Corporation (the "Company") is a mineral exploration company. Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, where acquisition was initialized in November 2002 and finalized December 2004; and Kremnica in the Slovak Republic, where acquisition was initialized in February 2003 and finalized July 2003.

To fund this effort the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants.

Effective 3/26/2001, the Company consolidated its share capital on the basis of one new share for ten old shares. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Financing Time Line
Refer to ITEM #10.A.6

In June 2002, the Company settled non arms-length accounts payable of $63,285 by issuing 421,900 common shares to a Director.

In June 2002, the Company settled arms-length Convertible Loans of $214,527 and other accounts payable of $43,553 by issuing 1,720,578 units at $0.15 per unit. Each unit consists of one common share and one-half share purchase warrant whereby one full warrant may be exercised for a two year period to purchase one common share at $0.25 per share.

On 7/4/2002, the Company issued 2,000,000 units at $0.05 per unit, for total proceeds of $100,000. Each unit consisted of one common share and 1/2 share purchase warrant, whereby one full warrant could be exercised for a one year period to purchase one common share at $0.10 per share.

On 9/27/2002, the Company completed a partially brokered financing by issuing 4,410,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $661,500. Costs of the financing amounted to $32,446, resulting in net proceeds to the Company of $629,054. On 9/16/2003, each Special Warrant was converted into one unit consisting of one common share and one-half share purchase warrant. Upon conversion, two half-warrants became exercisable into one common share at $0.25 per share, expiring 9/27/2004. As part of the financing, the agent was issued 114,000 Series "A" Special Warrants which converted directly into 114,000 common shares on 9/16/2003. The agent was also issued 285,000 Series "B" Special Warrants which converted on 9/16/2003 into 285,000 warrants exercisable into 285,000 common shares at $0.25 per share, until 9/27/2004. During the year ended 8/31/2004, 1,119,582 warrants from this Special Warrants Financing were exercised at $0.25 per warrant. Subsequent to fiscal yearend, the remaining 1,370,418 warrants were exercised.

On 4/10/2003, the Company completed a financing by issuing 5,000,000 units at $0.25 per unit for gross proceeds of $1,250,000. Each unit consisted of one common share and one common share purchase warrant. Two warrants entitled the holder to acquire an additional common share at a price of $0.40 per share until 4/12/2004. The agent was issued 150,000 common shares as a corporate finance fee and was paid a commission of 7% of proceeds raised ($87,500). The agent also received an "Agent's Warrant" entitling the agent to purchase 750,000 common shares at a price of $0.25 per share until 4/12/2004. The purpose of the offering was to raise funds to develop the Company's gold projects in El Salvador and Northern Ireland. During the year ended 8/31/2004, 3,223,500 warrants from this offering were exercised, and 26,500 warrants expired.

On 10/22/2003, the Company completed a partially brokered private placement of 10,295,000 units at $0.25 per unit for total gross proceeds of $2,573,750. Each unit consisted of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.30 per share until 12/31/2004. The agents received a commission of 7% of the brokered amount of the financing, plus 904,000 warrants exercisable under the same terms as above. Funds were used to repay a bridge loan from Quest Capital Inc., to advance the Company's mineral projects in Northern Ireland and Slovakia, and for general working capital. During the year ended 8/31/2004, 771,500 whole warrants from this private placement were exercised.

On 5/11/2004, the Company completed a partially brokered private placement of 10,276,107 units at $0.45 per unit for total gross proceeds of $4,624,248. An additional 203,610 units at the offering price of $0.45 per share for a total value of $91,625 were issued as partial payment of commissions, for a total of 10,479,717 units issued. Each unit consisted of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.65 per share until 11/14/2005. The agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in the above-noted 203,610 units consisting of one common share and one-half share purchase warrant. The agents were also issued agent's options consisting of 1,016,499 agent's units, with each unit comprised of one common share and one-half agent's share purchase warrant. The 1,016,499 agent's options are exercisable at $0.70 per unit until 11/11/2005, and the 508,248 agent's warrants are exercisable into 508,248 common shares at $1.00 per share until 11/11/2005. The private placement funds were raised for exploration on the Company's Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

On 12/16/2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000. A finder's fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed (100,000 common shares) was paid to a third party. The shares are subject to a four-month trading hold period expiring on 4/10/2005.

On 12/16/2004, closing of the Ulster Minerals Limited acquisition agreement was completed. The 5,000,000 shares delivered to Strongbow in April 2004 are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of April 30, 2005, October 31, 2005 and April 30, 2006. A further 5,000,000 shares must be delivered to Strongbow upon the decision by the Company to construct a commercial mine.

Critical Accounting Policies
Management is required to make judgments/estimates/assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the Company evaluates its estimates and assumptions. It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the disclosure and calculation of stock-based compensation.

Recent Accounting Pronouncements

Since July, 2001, the United States Financial Accounting Standards Board FASB") has issued pronouncements pursuant to Statements of Financial Accounting Standards ('SFAS") and Interpretations ('FIN") which are shown in the following table. The standards listed in the table have not had a material effect on the Company's financial position or results of operations.

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	"Business Combinations" and "Goodwill and Other Intangible Assets."
July 2001	SFAS 143	"Accounting for Asset Retirement Obligations."
August 2001	SFAS 144	"Accounting for the Impairment or Disposal of Long-Lived Assets."
April 2002	SFAS 145	"Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."
June 2002	SFAS 146	"Accounting for Costs Associated with Exit or Disposal Activities."
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	"Accounting for Revenue Arrangements with Multiple Deliverables."
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"
May 2003	SFAS 150	"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

US GAAP Reconciliation

(a) Stock-based compensation

The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 30, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003. The Company also records stock-based compensation in respect of agents' warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue. On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.

(b) Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

(c) Mineral properties
Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

(d) Trading securities and available-for-sale securities
Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. During the three months ended November 30, 2004, the Company did not own any securities classified as either trading or held to maturity. However, at 8/31/2004, the Company did own securities classified as available-for-sale.

The Company's long-term investment consists of equity securities and is classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At February 28, 2005, the market value of the Company's marketable securities was $54,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income
SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the period ended February 28, 2005 and the year ended August 31, 2004, other comprehensive income includes foreign currency translation losses of $4,300 and $7,981 respectively.

(f) Net earnings (loss) per share
Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at February 28, 2005 the Company had 4,855,000 (2003: 3,050,000, 2002: il) stock options outstanding and 6,889,604 (2004: 11,029,044) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

(g) Amortization
Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

Six-Months Ended 2/28/2005

Performance Summary
The following is a summary of significant events and transactions that occurred since the last fiscal year end:
a. Raised private placement proceeds of $2 million by issuing 5.1 million shares on the completion of a private placement;
b. Received proceeds of $1.9 million by issuing 6.5 million shares on the exercise of options and warrants;
c. Completed 3,391 meters of drilling at Kremnica, including 861 meters of step-out drilling around the Kremnica resource and 2,458 meters of exploration drilling at the Kremnica South;
d. Acquired an additional exploration 37 sq.km. license area adjoining the Kremnica South area of interest;
e. Entered into a joint venture on the Brehov precious-metal-rich VHMS project in eastern Slovakia Republic;
f. Completed an infill diamond drilling program of 20 holes covering a total of 2,998 meters within the current Curraghinalt area of interest;
g. Reached an agreement in principle with the Police Service of Northern Ireland regarding the use of commercially proven, cost-effective modern blasting technology at Curraghinalt;
h. Technical Report on Curraghinalt received and published, prepared to National Instrument 43-101 standards.

Properties

Kremnica Gold Project, Slovak Republic

Project Description
The Company owns 100% of the Kremnica gold project through its wholly-owned Slovakian subsidiary, Kremnica Gold a.s. ("Kremnica Gold"). The project is located in the town of Kremnica in central Slovak Republic, 190 kilometers northeast of Vienna, near the geographic centre of Europe. It includes a mining license of 12 square kilometers, which provides title to the historic Kremnica mine, and exploration licenses covering 123 square kilometers.

The Kremnica mining license is designated by state and local government for mining. As well, the city plan for the town of Kremnica includes the Kremnica mining license as an active mining area. The Kremnica deposits were mined intermittently for 700 years, until 1992, with recorded production of 1.5 million ounces of gold and 9 million ounces of silver.

Kremnica is a Tertiary volcanic hosted low to medium-sulphidation epithermal gold-silver deposit located at the northwest end of the relict Carpathian volcanic arc, which is known for its numerous large precious metal and base metal epithermal and porphyry deposits. Gold-silver mineralization is associated with massive, sheeted and stockwork quartz veins and silicified hydrothermal breccias hosted in argillic to propylitic altered andestite flows and lesser rhyolite dikes. The principal vein system at Krenica has a strike length of at least 7 kilometers, with vein sets that are up to 150 meters thick.

There are many zones of mineralization that have been identified at Kremnica, with the four major areas being: the main Sturec deposit; the Vratislav, the Wolf, and the South Ridge prospects.

An updated preliminary assessment on the Sturec deposit at Kremnica was completed in January 2004 by Beacon Hill Consultants. The assessment produced a more cost-effective open-pit waste stripping ratio than an earlier scoping study, and indicated that a 36% larger conceptual mineralization was contained within the boundaries of the Sturec open-pit model. Management believes that the satellite targets of Vratislav, Wolf and South Ridge also represent good potential for the discovery of additional ounces.

<u>Kremnica Current Exploration</u>
In March 2005, Tournigan extended its license holdings by an additional 37 square kilometers south of the existing Lutila License at Kremnica South. The new "Vyhne" exploration license covers similar geology and hydrothermal alteration that occurs at Kremnica South, and brings Tournigan's exploration holdings to 123 square kilometers at Kremnica South, along with the 12 square-kilometer Kremnica Mining License.

At the Vratislav prospect, Tournigan completed 4 diamond drill holes totaling 521 meters with results including 22.6 meters grading 7.78 g/t from drill hole KG V-7, indicating continuation of robust ore-grade gold mineralization extending down-dip of the known zone of historically mined gold-silver mineralization. The Company intends to follow up this drill program with additional step-out drilling that will further test and delineate along-strike and down-dip extensions of gold-silver mineralization.

At Wolf, the Company completed 340 meters in 3 diamond drill holes. The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mining workings. Results from the program revealed similar thicknesses of somewhat weaker gold and silver mineralization. Extensive historic underground mine workings were also encountered, suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization. Tournigan will review all data from the Wolf zone to determine possible future exploration activities.

In October 2004, the Company began exploratory drilling on the Kremnica South prospect, situated 3 kilometers to the south and along strike of the main Kremnica gold mineralization and the site of the former Kremnica gold mine, one of Europe's largest historic gold producers. Kremnica South had not been drill tested until Tournigan initiated its program.

Geological mapping, reconnaissance rock sampling and a soil-geochemistry survey was conducted over a roughly 30-square-kilometer area to identify and prioritize drill targets with the potential to uncover existence of another Kremnica-style gold mineralization at depth. Strong multiple-element geochemical anomalies were documented throughout the area.

The Kremnica South exploration drilling program has led to the discovery of epithermal gold mineralization in two related zones; Certov Vrch and Bartasova Lehotka, located within a 30-square-kilometer area of hydrothermally altered volcanic rocks. All of the drill holes completed at Kremnica South were analyzed for the pathfinder metallic elements arsenic, antimony and mercury, and the range of pathfinder anomalies found within the core samples is considered highly significant.

The Kremnica South drill program initially focused on a one-square-kilometer area of anomalies at the top of Certov Vrch ("Peak"), a prominent ridge composed of strong clay and silica altered rhyolite flow domes and pyroclastic rocks, and along a three-kilometer long silicified ridge projecting south and downhill from the east side of Certov. Two diamond drill rigs completed nine drill holes in 2,458 meters of core at Kremnica South; at Certov Vrch, Tournigan completed seven drill holes totaling 2,037 meters and at Bartosova Lehotka, approximately two kilometers SSE of Certov, a total of 421 meters were completed in 2 drill holes.

Phase 2 exploration drilling at Certov and Bartosova Lehotka began in the first quarter of 2005. A further hole totaling meters was drilled at Bartosova Lehotka to test the structure and identify the boiling zone at the epithermal system, prior to a drilling halt due to poor weather.

Exploration at Kremnica also included trenching across soil geochemistry gold anomalies in the area between Sturec and Certov. The tested anomalies are interpreted to represent southern extensions of the Sturec vein system. Assays are pending and expected soon. Possible follow-up work will be proposed following interpretation of analytical data.

Exploration at Kremnica also included trenching across soil geochemistry gold anomalies in the area between Sturec and Certov. The tested anomalies are interpreted to represent southern extensions of the Sturec vein system. Three trenches were excavated and sampled. Several intervals of mineralized quartz veins hosted by altered andesite were encountered. The Company plans to drill tested to shallow depths this trench anomaly and additional soil anomalies.

Considering the size of the area of hydrothermal alteration and surface geochemical anomalies relative to the area actually drill-tested, and in light of the gold-silver mineralization discovered during Phase 1 drilling, Tournigan believes that there is a good probability of higher-grade gold-silver zones of significant volume existing in the Kremnica South prospect area.

Kremnica Financial
Total expenditures at Kremnica in the six-month period were $1,082,102, predominantly comprised of the drilling at Kremnica South, Vratislav and Wolf ($602,531) and geological field work described above. Exploration at Kremnica has progressed significantly since the February 2004 quarter, when expenses of $179,059 were recorded, and this rate of expenditures are expected to continue.

Curraghinalt Gold Project, Northern Ireland
Project Description
The Company owns 100% of the Curraghinalt gold project through its wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt deposit. On 12/16/2004, closing of the Ulster purchase agreement was completed. The 5,000,000 shares delivered in 2004 to the vendor, Strongbow Resources Ltd. are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of 4/30/2005, 10/31/2005 and 4/30/2006. In addition, the Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell and Strongbow is entitled to put forward one nominee for election to the Tournigan board of directors. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carry-forwards when utilized. The tax loss carry-forwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. A further 5,000,000 common shares are to be issued to Strongbow on the decision by Tournigan to go into commercial production at Curraghinalt.

The project is located in central Northern Ireland, approximately 127 kilometers west of Belfast and approximately 15 kilometers northeast of the town of Omagh, in County Tyrone. The Curraghinalt property consists of 346 square kilometers contained in two adjoining exploration licenses.

The mineralization at Curraghinalt consists of a series of sub-parallel, closely spaced northwest-southeast striking mesothermal quartz-sulphide veins localized between a set of east-west striking shear zones. The Curraghinalt deposit vein system and occurrences of other gold mineralized quartz veins, as well as rock and soil gold geochemical anomalies occur within an eight-kilometer-long, west-northwest trending corridor referred to as the "Curraghinalt Trend".

47

Curraghinalt Historical Results
Previous exploration on Curraghinalt in the early 1980's included 255 drill holes totaling 17,783 meters (HQ and NQ size), 697 meters of underground development, and 2,856 meters of surface trenching. Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland. Work programs completed to date include compilation and review of the historical database, underground geologic mapping and structural analysis, soil geochemical surveys, infill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

The mineralized veins that comprise the currently Curraghinalt project are moderate to steeply dipping and average 1.2 meters in width, with a range from five centimeters to more than three meters as they pinch and swell. Exploration by Tournigan and previous operators demonstrated the potential for gold mineralization at Curraghinalt to continue both along and across strike of the presently defined Curraghinalt veins.

Curraghinalt Mineralization Estimate
In January 2005, an independent updated gold mineralization estimate of Curraghinalt was completed by John Tully & Associates and a summary of the results of the technical report, prepared in accordance with National Instrument 43-101 ("NI 43-101") standards, was published. The mineralization estimate used data from Tournigan's large pre-existing database, including 211 historic diamond drill holes, as well as 19 in-fill diamond drill holes completed by Tournigan, and incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis. This level of structural analysis was not previously conducted on the deposit and enables a much higher level of understanding of the deposit.

The mineralization calculation focuses exclusively on the shallow zones (depth to approximately 160 meters) that have been comprehensively drill-tested. Less than half of the 1.9 kilometer strike length of the Curraghinalt vein system currently identified was included in this estimate. In addition, results from Tournigan's deep diamond drill hole CT 26 are not included. Future exploration will target these extensions along strike and to depth.

The mineralization estimate includes recommendations for additional drilling to increase tonnage and additional underground development to upgrade the classification of the mineralization. John V. Tully, P.Geo, Tournigan's independent Qualified Person and author of the technical report states that detailed drilling and underground development has delineated the 800-meter strike length of the veins that make up the Curraghinalt project. Directly to the east, an additional 800 meters of strike extension of the Curraghinalt veins has been identified by wide-spaced drill holes and trench sampling.

As a result of the technical review, a two phase program was designed by Mr. Tully and James Walchuck, Tournigan's VP Mining, to extend the existing underground development in order to upgrade the mineralization to measured and indicated categories, as well as to develop valuable information on ground conditions in and around the veins, data on mining dilution, and mining methods.

<u>Development program</u>
The Curraghinalt deposit is a high-grade inferred mineralization that management believes has potential for growth. The Company's focus at Curraghinalt is to advance the project through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground development and bulk sampling to upgrade the current mineralization. To progress the schedule in the mine planning process, the Company applied for a permit for the use and storage of blasting explosives and, in January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland regarding the use of commercially-proven, cost-effective modern blasting technology at Curraghinalt. The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities that may be undertaken at Curraghinalt.

<u>Curraghinalt Current Exploration</u>
Exploratory drilling by Tournigan at the Curraghinalt gold project began in July 2003. Drilling was initially conducted immediately southeast and along strike of the pre-existing historical mineralization. Subsequent in-fill diamond drilling within this historical deposit area focused on increasing definition and upgrading of the pre-existing gold mineralization estimate at Curraghinalt.

As of the date of this report, 4,387 meters of diamond drilling using primarily HQ and limited NQ core has been completed in 26 drill holes. As part of this program, Tournigan completed 2,998 meters of in-fill drilling in 19 holes at Curraghinalt, all located within the boundaries of the various historical mineralization estimates.

The Company is carrying out an assessment of the implications of deep drill hole CT 26, which returned ore-grade intervals at deeper intersections in all of the mineralization veins than all prior drill holes. Results show that all of the main mineralization veins extend to a much greater depth than was previously defined, including an intersection of the No. 1 vein at approximately 355-meters below surface. Importantly, the results include discovery of a new vein and increased widths of existing veins.

Tournigan expects approval in the near future of five applications for additional exploration licenses in Northern Ireland, in County Tyrone, County Derry and County Antrim, which cover 1,056 square kilometers of Dalradian-group rocks similar to those at Curraghinalt. Reconnaissance stream sediment geochemical survey and geologic exploration survey programs designed to identify priority areas for detailed exploration are planned for these new licenses. Tournigan has also been granted 15 exploration licenses totaling 620 square kilometers of Dalradian stratigraphy in Donegal, Republic of Ireland believed prospective for Curraghinalt-type gold veins. Reconnaissance geologic and stream geochemistry surveys are planned for 2005 on the Donegal licenses.

In early 2005, the Company drilled two diamond drill holes south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. As announced 4/12/2005, the drill holes were situated to intersect mineralization reported in historical trench results, 150 meters across strike from the 106-6 vein, the southernmost vein of the Curraghinalt gold project. Drill holes CT-27 and CT-28 confirmed the presence of five new parallel veins hosting gold mineralization, three more than identified by the trenching program. The veins remain open along strike and down dip. Vein 5 is likely the Bend Vein.

<u>Curraghinalt Financial</u>
During the six-month period, $1,025,692 was incurred in exploration costs at Curraghinalt compared to $843,880 for the same period last year. While drilling and assay expenses were higher in 2004, the Company's preliminary data compilation and permitting work in anticipation of pre-feasibility studies was higher in 2005. Expenses incurred for data compilation and preliminary work ahead of permitting is expected to continue at this rate. Consulting fees and salaries were higher in 2005 due to the increased personnel and management necessary in Northern Ireland as the project develops.

<u>Financial -- Six Months Ended 2/28/2005</u>
For the six months ended 2/28/2005, the Company's net loss was ($1,316,083), 4% larger than the 2004 net loss of ($1,268,034) for the same period. The loss was comprised of consulting fees and wages of $351,780, travel of $185,123, stock-based compensation for consulting of $244,200, legal and professional fees of $156,787, promotion/investor relations costs of $97,062, and all other expenses totalling $281,131. The $78,387 increase in general/administration costs over the previous period included a $220,750 reduction in stock-based compensation. Generally, the increased expenditures were the result of increased activity.

Of the $351,780 incurred in consulting fees and salaries, $156,000 (2004 = $111,475) is comprised of fees to related parties, including the President, CFO, Executive Vice President, and the Board of Directors. Other consulting fees/salaries were $195,780 (2004 = $134,551). The increase in related party fees is primarily due Chairman's fees of $2,500 per month and directors' fees of $1,000 per month per director, which were not incurred in prior year.

Legal and professional fees of $156,787 includes audit fees of $36,400, legal fees of $91,926, and other fees of $28,461. Travel expenses of $185,123 (2004 = 155,472) were primarily incurred by management in respect of general corporate activities including meetings with financial groups in Toronto, London and Frankfurt, and property legal due diligence in Slovakia.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued, as determined by the Black-Scholes pricing model. During the six-month period ended 2/28/2005, the Company made an adjustment of $142,450 for options issued in the first quarter. In the year-to-date period, the Company recognized $244,200 as a stock-based compensation expense for stock options granted (2004 = $464,950). The amount was credited to contributed surplus.

Mineral exploration expenditures

Mineral exploration expenditures were $2,117,040 in the six-month period versus $1,088,110 in the same period last year. The main reason for this increase is due to the addition of work programs at Kremnica. Mineral property expenditures were slightly down in the second quarter compared to the first fiscal quarter due to seasonal fluctuations in exploration programs. Overall operations on the Company's properties have generally expanded over last year with the initiation of drilling programs at the Kremnica properties.

Investor Relations

Investor relation activities are managed primarily by the President, Damien Reynolds. The investor-relations team also includes The Windward Agency (retained in the first quarter) to provide targeted investor relations activities in North America at a rate of US$4,000 per month, and B.I.G. Communications Inc. of Frankfurt, Germany at a rate of $5,000 per month. In the year-to-date period, the investor relations costs of $97,062 (2004 = $63,373). In the six-month period, the Company also granted Windward 150,000 stock options exercisable at $0.45 per share for a period of five years, subject to vesting requirements. During the year, the Company participated in industry trade shows in North America as well as in Europe.

Liquidity

At 2/28/2005, the Company had working capital of $3,835,600 and a cumulative deficit of ($32,824,447). The cash component of working capital as at the end of this quarter ending 2/28/2005 was $3,942,535.

Working capital is sufficient for the Company to carry out its recommended exploration work programs and fund corporate overhead at least until February 2006. The Company has budgeted current funds for programs to continue to advance the Kremnica and Curraghinalt gold projects, and is investigating certain other exploration projects.

Additional financings would be required to conduct further development work on the projects and to place any project (if feasible) into production. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Capital Resources

Year to date, the Company's operations have been predominantly financed by private placements and warrant/stock option conversions. In the six-month period, the Company issued 6,550,415 shares on the exercise of warrants and stock options, for proceeds of $1,895,353. During the six months ended 2/28/2005, the Company issued 5,100,000 shares pursuant to a private placement, including agent's fee shares, for proceeds of $2,000,000.

Additional financings would be required to conduct further development work on the projects and to place any project (if feasible) into production. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

At 4/30/2005, the Company had 62,157,068 issued and outstanding common shares. There are 6,889,605 warrants outstanding with exercise prices ranging from $0.27 to $1.00 and expiry dates ranging from 7/10/2005 to 11/14/2005. There are 4,955,000 stock options outstanding at 4/30/2005, with exercise prices ranging from $0.25 to $0.50 and expiry dates ranging from 5/21/2008 to 2/16/2010.

Off Balance Sheet Transactions
Leased premises: On 4/1/2004, the Company entered into a five-year-plus-three-month lease agreement for office space. Annual lease commitments are: $107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008, and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses: The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic. Licenses in each country have the following commitments for exploration expenditures in the 2005 calendar year: Northern Ireland, $721,000; Republic of Ireland, $84,000; and Slovak Republic, $24,000.

Acquisitions: In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company's board of directors to initiate construction of a mine within the license area. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carry-forwards when utilized.

Dispositions: In connection with the terms of an agreement to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor, Condor is required to list its common shares on a Canadian or Australian stock exchange by 7/31/2005. If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects. As of 6/30/2004, Condor had expended approximately $320,000 on the projects.

Transactions with Related Parties
Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties.

The Company has recorded the following related party transactions:

(a) incurred consulting fees to related parties in the three months ended 2/28/2005 of $73,500 ($156,000 in the year-to-date period), comprised of:
   i.   total directors' fees of $18,000 ($30,000 in the six-month period ended 2/28/2005);
   ii. fees to the Chairman of $7,500 ($15,000 in the six-month period);
   iii. fees of $18,000 ($36,000 in the six-month period) to the Executive VP;
   iv. consulting fees of $30,000 ($60,000 in the six-month period) to the President.
(b) amounts recovered from related parties in the three months ended 2/28/2005 of $46,788 ($81,285 in the year-to-date period), comprised of:
   i. $36,817 from Lalo Ventures Ltd., a public company related by certain common officers, including rent of $9,742 ($19,740 in the six-month period) and office expenses of $27,075 ($41,938 in the six-month period);
   ii. $5,761 from Exeter Resource Corporation, a public company related by a common director, including rent of $4,500 ($10,261 in the six-month period) and office expenses of $4,210 ($9,346 in the six-month period).
(c) The President is indebted to the Company for $59,958 which is due by 5/25/2005. It is management's opinion that the loan will be repaid in full.

Fiscal 2004 Ended 8/31/2004 compared to Fiscal 2003

Performance Summary
The following is a summary of significant events and transactions that occurred during Fiscal 2004 Ended 8/31/2004:
a. entered into a letter agreement to acquire a 100% interest in Ulster Minerals Limited, the owner of the exploration license for the Curraghinalt gold project;
b. raised proceeds of $7.2 million and issued 20.6 million shares on the completion of private placements;
c. received proceeds of $2.8 million and issued 11.3 million shares on the exercise of warrants and options;
d. appointed James Walchuck as VP Mining to lead the development of the Curraghinalt and Kremnica gold properties while Kent Ausburn, VP Exploration focuses on exploration;
e. initiated a pre-feasibility study on the Curraghinalt gold project;
f. completed an infill diamond drilling program of 20 holes covering a total of 2,998 meters within the current Curraghinalt mineralization block;
g. completed a scoping study on the Sturec gold deposit at Kremnica;
h. completed 861-meters of step-out drilling around the Kremnica project and 2,458 meters of exploration drilling at the Kremnica South prospect after recompilation and interpretation of prior exploration data; and
i. graduated to a Tier 1 issuer listing status on the TSX Venture Exchange.

Curraghinalt Gold Project, Northern Ireland
The Company owns 100% of the Curraghinalt gold project through its wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects located in County Tyrone, Northern Ireland. Under the terms of the agreement for the acquisition of Ulster, which closed on 12/16/2004, the Company issued 5,000,000 common shares during the year at a recorded fair value of $2,350,000.   The acquisition requires future commitments by The Company.

Prior to the Company's acquisition of Ulster, exploration on the property was conducted under a 11/7/2002 letter agreement with Strongbow Exploration Inc., which owned Northern Ireland exploration licenses including the Curraghinalt gold project. Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland. Exploratory drilling at the Curraghinalt gold project began in July 2003. Drilling was initially conducted immediately southeast and along strike of the pre-existing historical mineralization. Subsequent in-fill diamond drilling within this historical deposit area focused on increasing definition and upgrading of the pre-existing historical gold mineralization estimate at Curraghinalt.

As of mid-January 2005, 4,387 meters of diamond drilling were completed in 26 drill holes at Curraghinalt.

A pre-feasibility study was initiated in July 2004 at Curraghinalt. Work on the study was deferred until the completion of an independent mineralization estimate and assessment of the effect of drill hole CT 26, which returned ore-grade intervals at deeper intersections in all of the mineralization veins than all prior drill holes.

In September 2004, the Company commissioned a technical report to be completed according to Canadian National Instrument I 43-101 ("NI 43-101") standards. This mineralization estimation includes 210 historic diamond drill holes, as well as the Company's 20 in-fill diamond holes. The independent mineralization study will provide a detailed review of the mineralized vein system with the primary focus on structural analysis. This level of structural analysis was not previously conducted on the deposit and will provide a much higher level of understanding of the deposit. The Company announced the results of this independent technical report and mineralization estimate in January 2005 and began to formulate its plans for the exploration and potential future development of the Curraghinalt property.

The twenty in-fill holes drilled to August 31st are positioned within the boundaries of the various historical mineralization estimates. The Company continued to develop the exploration potential at Curraghinalt, with a new phase of step-out drilling planned to confirm the continuity of mineralization along strike to the east, as well as shallow drilling of rock and soil gold geochemical anomalies north and northeast of the main Curraghinalt veins.

Kremnica Gold Project, Slovak Republic
In July 2003, the Company acquired from Argosy Minerals Inc. ("Argosy") 100% of Kremnica Gold a.s. ("Kremnica Gold"), Argosy's wholly owned subsidiary in the Slovak Republic, for a purchase price of CDN$500,000. The principal asset of Kremnica Gold is the Kremnica gold project, including a mining license of 12 square kilometers that provides title to the Kremnica mine and strike extensions drilled and evaluated by Argosy during 1995-1998.

The Kremnica gold project was the subject of a preliminary assessment in January 2004. This preliminary assessment produced a more cost-effective open-pit waste stripping ratio and indicated that a 36% larger conceptual mineralization area was contained within the boundaries of the Sturec open-pit model. These preliminary assessment results do not include the Vratislav, Wolf and South Ridge zones, which represent upside potential to the centrally located main Sturec zone, nor do they include the potential for a new discovery at Kremnica South. Vratislav, Wolf and South Ridge are "satellite" areas of mineralization adjacent to and on strike with the main Sturec deposit where historic mining and previous exploration delineated gold-silver mineralization that is still open for additional exploration.

At Kremnica South, the Company is investigating the potential undiscovered existence of another Kremnica-style gold deposit. Kremnica is postulated to have once contained 5-to-6 million ounces of gold prior to the start of recorded production in the year 1328. The area around Kremnica South could host a similar deposit that was hidden from previous explorers by a cap of less-mineralized hydrothermally-altered (strong clay alteration and silicification) rhyolite flows and tuffaceous rocks.

The Company began a multi-stage program in and around Kremnica, including exploration drilling at Kremnica South and step-out delineation drilling in the adjacent satellite mineralization areas. Geological mapping, reconnaissance-rock sampling and a soil-geochemistry survey was conducted over a large area of Kremnica South in order to identify and prioritize drill targets.

In August 2004, The Company began an exploration-drilling program at Kremnica. The Vratislav zone of mineralization occurs in an broad area that extends from 500-to-1,000 meters north of and on strike with the main Sturec area of mineralization. At Vratislav, four diamond drill holes totaling 522 meters were completed, with results indicating continuation of robust ore-grade gold mineralization extending down-dip of the known zone of mineralization at Vratislav.

The Wolf zone of mineralization occurs in an area that extends from 1.5- to-2 kilometers north of and on strike with Sturec and begins roughly 500 meters north of Vratislav. A total of 341 meters was completed in three diamond drill holes at Wolf. The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mine workings beyond the delineated strike extent of known mineralization. Results from the Company drill program revealed similar thicknesses of somewhat weaker gold and silver mineralization extending 50-to-100 meters beyond the previously delineated zone. Extensive historic underground mine workings were also encountered, complicating drilling and core recovery and suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization.

Additional drilling was planned for early 2005 as follow-up to the initial phase of exploration drilling at Kremnica South. The 2005 Kremnica South drill program will be based on results of the initial drill results. The initial phase of Kremnica South drilling in late 2004 focused on targets generated by the geologic and geochemical surveys previously described. Complete results from the 2004 Kremnica South drilling are pending.

Exploration trenching over rock and soil gold geochemical anomalies located immediately south of and on strike with the mineralized veins at Sturec is also planned for early 2005. The trenching program is designed to discover direct continuation of the mineralized Sturec veins in the younger andesite volcanic stratigraphy which underlie the younger rhyolite tuffs and flows at Kremnica South.

El Potosi and Cerro Pedernal Projects, El Salvador
On 8/24/2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are located in El Salvador.

During the year ended 8/31/2003, a satellite imagery study of both the El Potosi and Cerro Pedernal projects in El Salvador was conducted, but due to image quality, the results of this study permitted limited application to evaluation of the projects. During the first quarter of Fiscal 2004, the Company contracted a consulting geologist to conduct a preliminary reconnaissance sampling and geological mapping program on the Cerro Pedernal property and incurred costs of $44,390. Results from the program were determined by the Company to be insufficient to justify additional work at that time. Because of an evolving corporate mandate to focus the Company exclusively on gold projects in Europe, a decision was made to not complete any field work on the property but rather meet the remaining 2003 payment requirement to Brett Resources for El Potosi and pursue a re-structuring whereby the Company would not participate in any direct operational involvement but would continue to maintain a reduced equity position in the projects. Costs of $122,476 were incurred on the projects during Fiscal 2003.

On 2/18/2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited ("Condor"), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000. The investment in Condor represented 24% of Condor's outstanding common shares. However, the Company does not consider the investment to be an equity investment because the Company does not have, nor have the ability to exercise, significant influence on the affairs of Condor.

Post-closing terms of the agreement required that Condor list its common shares on a Canadian or Australian stock exchange. If this condition is not met, then the projects would be returned to the Company and the Company would be obligated to reimburse the expenses incurred by Condor on the projects.

The Company incurred total costs of $197,843 on its El Salvador projects, including $66,558 during Fiscal 2004. Consequently, a gain of $2,157 was recorded on disposition.

Financial
The Company's net loss of ($2,319,019) was mainly comprised of consulting fees and wages of $662,254, travel of $342,598, legal and professional fees of $207,073, and stock-based compensation of $581,500. All other expenses, totaling $525,594, consisted of investor relations, communications, amortization, interest, office expenses, and regulatory fees. The net loss for the year was 61% larger than the FY2003 net loss of ($1,439,167). With the exclusion of stock-based compensation, the loss was 19% larger than the prior year, due to increased overhead costs resulting from larger premises, and additional employees and senior management personnel.

Of the $662,254 incurred in consulting fees and salaries, $450,475 is comprised of fees to related parties. Other consulting fees and salaries were $211,779 (2003 - $263,776). Consulting fees to related parties include the President, CFO, Executive Vice President, the Board of Directors, and a former director. In FY2003, consulting fees to related parties were $149,955. The increase in related party fees is primarily due to the following items which did not occur in the prior year: Chairman's fees of $2,500 per month, directors' fees of $1,000 per month per director, and a $60,000 bonus granted to the President.

Travel expenses were incurred primarily by directors and management in respect of ongoing exploration activities on the Company's European mineral property interests, travel required to assist with overseas investor relations activities, and for general corporate purposes. As exploration activity increased, so did travel requirements. Professional fees of $207,073 for the year were primarily legal in nature and reflected the costs associated with property and corporate agreements, and the general corporate requirements of a public company. Professional fees of $222,113 were incurred in the prior year for the same reasons.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents' warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. As a result of options granted and agents' warrants issued in the year, $664,053 was recorded as a credit to contributed surplus. As a result of the exercise of stock options and agents' warrants during the year, $35,771 was debited to contributed surplus and credited to the value of the options and warrants exercised.

Most components of other expenses of $525,594 (noted above) recorded increases in 2004 over 2003. Specifically, investor relations increased to $136,121 from $72,849 due to a combination of a series of print and Internet campaigns in European trade publications and websites. During the 2003 and 2004 fiscal years, all other promotional costs were comprised of meetings costs, meals and entertainment.

Investor Relations
Investor relation activities are managed primarily by the President, Damien Reynolds. During the year, the Company attended several industry trade shows in North America and Europe, and sponsored a number of investor group meetings and presentations. These activities were an important part of the Company's achievement of raising $7.2 million from private placements during the year.

In February 2004, the Company entered into an investor relations agreement with Better Investment Group Communications at a rate of $5,000 per month. The Company also granted Better Investment Group 150,000 stock options exercisable at $0.35 per share for a period of five years, subject to vesting requirements. Better Investment Group is headed by Pascal Geraths, in Frankfurt, Germany. During the year, Mr. Geraths represented the Company and assisted with its investor relations and promotion in Europe, mainly in Germany.

Liquidity
At 8/31/2004, the Company had working capital of $3,255,080 and a cumulative deficit of ($31,508,364). The cash component of working capital as at 8/31/2004 was $3,790,091, an increase of $3,592,743 over the previous year.

At 8/31/2004, the Company estimated its working capital to be sufficient to carry out its recommended exploration work programs and fund corporate overhead for the next 18 months, until February 2006. In addition, the Company received $3,894,354 subsequent to yearend from the exercise of warrants, options and the completion of a private placement. Therefore, the Company has budgeted current funds to bring the Curraghinalt gold project to initial feasibility stage and the Kremnica gold project to the engineering pre-feasibility stage, should exploration and analysis results permit.

Capital Resources
To FY2004, the Company's operations were predominantly financed by private placements. Of total 2004 equity financing, $7,197,998 was raised from private placements, $1,903,319 from the exercise of warrants and $211,250 from the exercise of stock options. The funds were raised for the purpose of funding the commitments on the Company's mineral property interests, conducting exploration according to recommended work programs, repaying the loan to Quest Capital Inc., and to provide general working capital.

In October 2003, the Company raised $2,573,750 through a partially brokered private placement of 10,295,000 units, each unit consisting of one common share and ½ share purchase warrant. Agents received a commission of 7% of the brokered amount, plus 904,000 warrants. Funds were used to repay the $550,000 bridge loan from Quest Capital Inc., to advance the Company's mineral projects in Northern Ireland and Slovakia, and for general working capital.

In May 2004, the Company raised $4,624,248 through a partially brokered private placement of 10,276,107 units, each unit consisting of one common share and one-half share purchase warrant. Agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in 203,610 additional units. The private placement funds were used to conduct initial pre-feasibility studies on the Company's Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

Subsequent to the fiscal yearend, the Company raised $2,000,000 in a private placement of 5,100,000 shares. Additionally, if all outstanding warrants and options would be exercised as of 2/28/2005, the Company would receive approximate proceeds of $6.5 million.

Shares issued for property
The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometers in the Republic of Ireland, which expire on 9/11/2009. Two of these licenses were acquired by the issuance in 2004 of 60,000 common shares of the Company.

On 2/12/2004, the Company signed a letter of intent with Strongbow to acquire Strongbow's wholly-owned subsidiary, Ulster, a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt gold project in County Tyrone, Northern Ireland. Consideration of the acquisition was 5,000,000 common shares that were issued during the year at a recorded fair value of $2,350,000, pending final closing of the acquisition, which took place on 12/16/2004.

Management Changes
On 3/29/2004, James Walchuck was appointed Vice President of Mining. Mr. Walchuck was most recently the Manager of Mines for Barrick Gold Corporation, where he oversaw construction of the Bulyanhulu underground gold mine. Mr. Walchuck's substantial experience in underground mining techniques, project management, budgeting and mine engineering significantly enhances the Company's management team.

Effective 4/1/2004 Jon Lever was appointed Chief Financial Officer of the Company. Mr. Lever is a Certified Management Accountant with 16 years experience in managing and monitoring regulatory compliance of junior mining companies. On 11/2/2004, Mr. Lever resigned for personal reasons, and Garry Stock was appointed Interim Chief Financial Officer. Mr. Stock is a Chartered Financial Analyst and also serves as Executive Vice President of the Company.

Effective 7/1/2004, Nancy La Couvée was appointed as the Corporate Secretary of the Company to replace Paul Simpson.

Fiscal 2003 Ended 8/31/2003 compared to Fiscal 2002

Operations and Financial Condition
The Company had net losses of ($1,439,167) and ($102,193) for the years ended 8/31/2003 and 8/31/2002, respectively; and corresponding losses per share of ($0.16) and ($0.03) for the years then ended. Fiscal 2003's loss was due largely to the sourcing and investigation of mineral properties in several countries, the establishment of a foreign office, and the initiation of mineral exploration.

The result was that by the end of Fiscal 2003, the Company was actively exploring the mineral potential on properties that were owned or under option agreements. The Company had an option on two projects in El Salvador, an option on two prospecting licenses in Northern Ireland, and owned 100% of a Slovak Republic corporation that owned the mining license for a property that includes a former producing gold mine. There were also prospecting licenses granted in the Republic of Ireland and applications for prospecting licenses in Northern Ireland, and two exploration licenses in the Slovak Republic. The Company's field office in Gortin, Northern Ireland was entered into 4/22/2003 and was month-to-month at a cost of approximately $675. The Vancouver office lease was also month-to-month and is $3,750 per month.

Northern Ireland Property Exploration
On 11/7/2002 the Company entered into a Letter Agreement ("Strongbow Agreement") with Strongbow Resources Inc. ("Strongbow") to acquire up to a 100% interest in two prospecting licenses in County Tyrone, Northern Ireland. In February 2003, two formal option agreements were executed with Strongbow.

Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, Northern Ireland and a Project Manager appointed. Initial work focused on gathering technical data previously generated by former operators from various locations and centralizing the data in the field office in Gortin.

At Curraghinalt, the underground mine workings had been rehabilitated and cleaned prior to the start of a detailed geological mapping program. An orientation soil geochemistry and VLF geophysical surveys were completed over the previously discovered veins at Curraghinalt. This work demonstrated that these methods appear to be successful in tracing gold mineralized veins. As a result a program of soil sampling and VLF geophysics was started over areas considered prospective for the discovery of extensions to the known Curraghinalt veins or possibly new veins. Also, a study was initiated to update the scoping study for the Curraghinalt deposit.

On the Tyrone project, work during the period focused on access and logistical issues relative to starting the drilling on the Glenlark prospect. Towards the end of Fiscal 2003, the Company mobilized two diamond drills to initiate its drill program on the Glenlark prospect.

Omagh gold project, Northern Ireland, UK
On 9/24/2002 the Company entered into a Letter Agreement ("EGR Agreement") with European Gold Resources Inc. ("EGR") to acquire an option for a 75% interest in the Omagh project ("Omagh") in Northern Ireland. The EGR Agreement required payment of $25,000 and the issuance of 100,000 common shares of the Company upon completion of a formal agreement. Thereafter, the EGR Agreement required staged payments totaling $100,000 and the issuance of 300,000 common shares. The Company completed its due diligence, and charged those costs of $114,410 to business investigations. No shares were issued nor cash paid in 2003 to EGR.

El Potosi and Cerro Pedernal projects, El Salvador
On 8/24/2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project. During the year a satellite imagery study of both the El Potosi and Cerro Pedernal projects in El Salvador was initiated. The results of this study were received and a geologist was hired to conduct field work.

Kremnica Gold project acquisition, Slovak Republic
The Company announced on 3/19/2003 that it had signed a Letter of Int ent with Argosy Minerals Inc. ("Argosy") to purchase 100% of Kremnica Gold a.s. ("Kremnica"), Argosy's wholly owned subsidiary in the Slovak Republic. The purchase price was $500,000. The principal asset of Kremnica is the Kremnica gold project, a mining license of 12.5 sq.km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998. The Company successfully completed this transaction on 7/11/2003. Initial work was focused on a review of existing data, followed by the initiation of both exploration work as well as an update to a scoping study completed by Argosy in 1998.

Management Changes
Mr. Garry Stock was appointed Executive Vice-President on 7/8/2003. Mr. Michael Atkinson was appointed a director on 7/10/2003, pursuant with the bridge loan arranged for the purchase of Kremnica; he resigned subsequent to fiscal yearend, upon repayment of the bridge loan. Mr. David Montgomery was appointed a director on 9/24/2003. Mr. Michael Hopley resigned as Chief Operating Officer on 12/17/2003, but remained a director.

Financings, Principal Purposes and Milestones
In September 2002, Special Warrants were issued for cash consideration of $661,500. The purpose of the financing was to raise working capital to allow the Company to identify, source and conduct due diligence on mineral properties and associated projects, and enter into option agreements with respect to those properties. In April 2003, a Short Form Prospectus Offering raised gross proceeds of $1,250,000, to finance exploration programs and provide working capital. In July 2003, a bridge loan of $550,000 was provided to the Company to secure the purchase of Kremnica.

Liquidity and Solvency
As at 8/31/2003 the Company had a working capital deficiency of ($1,111,954) and at August 31, 2002 ($201,658). A private placement was completed in October 2003 for gross proceeds of $2,573,750; the proceeds were used to repay the $550,000 bridge loan, fund exploration programs and provide working capital.

5.C. Research and development, patents and licenses, etc.
5.D. Trend information
5.G. Safe harbor.
    --- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements
Leased premises: On 4/1/2004, the Company entered into a five-year-plus-
three-month lease agreement for office space. Annual lease commitments are:
$107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008,
and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses: The Company holds, or is in the final stages of
application for, exploration licenses in Northern Ireland, the Republic of
Ireland and the Slovak Republic. Licenses in each country have the following
commitments for exploration expenditures in the 2005 calendar year: Northern
Ireland, $721,000; Republic of Ireland, $84,000; and Slovak Republic, $24,000.

Acquisitions: In connection with the purchase of Ulster, the Company must
issue 5,000,000 common shares to Strongbow upon the decision of the Company's
board of directors to initiate construction of a mine within the license area.
The Company must also pay Strongbow 20% of the tax savings from Ulster's tax
loss carry-forwards when utilized.

Dispositions: In connection with the terms of an agreement to sell its rights
and interests in the El Potosi and Cerro Pedernal projects in El Salvador to
Condor, Condor is required to list its common shares on a Canadian or
Australian stock exchange by 7/31/2005. If this condition is not met, the
projects would be returned to the Company and the Company would be obligated
to reimburse Condor for expenses incurred on the projects. As of 6/30/2004,
Condor had expended approximately $320,000 on the projects.

5.F. Tabular disclosure of contractual obligations
On 4/1/2004 the Company entered into a five-year-plus-three-month lease
agreement for office space. Annual lease commitments are: $107,520 for
FY2005, $109,004 for FY2006, $116,424 for FY2007, $116,424 for FY2008, and
$97,020 for FY2009, for an aggregate of $546,392.

The Company holds, or is in the final stages of application for, exploration
licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic.
Licenses in each country have the following commitments for exploration
expenditures for the 2005 calendar year:
  Northern Ireland $721,000
  Republic of Ireland $ 84,000
  Slovak Republic $ 24,000

In connection with the purchase of Ulster, the Company must issue 5,000,000
common shares to Strongbow upon the decision of the Company's board of
directors to initiate construction of a mine. The Company must also pay
Strongbow 20% of the tax savings from Ulster's tax loss carry-forwards when
utilized.

Other than disclosed above, we do not have any contractual obligations and
commitments as of 4/30/2005 that will require significant cash outlays in the
future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
May 15, 2005

Name	Position	Age	Date of First Election or Appointment
Kent Ausburn (3)	Vice President Exploration	52	November 2003
Peter Bojtos (1)	Director	56	August 2002
Nancy La Couvée (4)	Corporate Secretary	46	July 2004
Michael J. Hopley	Director	58	April 2002
David Montgomery	Director	56	September 2003
Hein Poulus (1)(2)(5)	Chairman/Director	58	September 1999
Damien Reynolds (6)	CEO/Director	37	September 1999
Ronald Shorr (1)(2)	Director	68	June 2002
Yale Simpson (2)	Director	57	August 2002
Garry Stock (7)	Executive VP/Interim CFO	38	July 2003
James Walchuck (8)	President/COO	49	March 2004

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) He spends full time on the affairs of the Company.
(4) She spends full time on the affairs of the Company.
(5) He spends about 10% of his time on the affairs of the Company.
(6) He spends about 90% of his time on the affairs of the Company.
(7) He spends about 80% of his time on the affairs of the Company.
(8) He spends full time on the affairs of the Company.

Kent Ausburn, Ph.D., Vice President Exploration, is a senior geologist with over twenty years of experience in the minerals exploration/mining industry, three years experience as a consulting hydro-geologist, leading to a focus on property acquisition with equity positions in both private and public companies. He has extensive field and management experience in the minerals business. From 1997 to May 2992, he was a principal of and Chief Geologist for Cowboy Exploration Ltd.; and from May 2002 to October 2003, he was Exploration Manager for the Company, prior to being appointed VP Exploration.

Peter Bojtos, Director, is a Professional Engineer with over 30 years of worldwide experience in the mining industry. He is a mining executive with entrepreneurial, commercial and public company management skills, coupled with a background in all facets of the industry, from exploration and acquisitions through production, financing and investor relations. Over his career, Mr. Bojtos has visited and evaluated properties in 80 countries. He is a Director of the following public companies: Vaaldiam Resources Ltd. since April 1994; Fischer-Watt Gold Co Inc. since April 1996 (also Vice President); Link Mineral Ventures Inc. since May 1996; Sage Gold Inc. since September 1996; Queenstake Resources Ltd. since June 2000; Kalimantan Gold Corp Ltd. since June 2002; Desert Sun Mining Corp. since June 2002; U.S. Gold Corp. since May 2003; and Falkland Gold& Minerals Ltd. since March 2004.

Michael J. Hopley, Director, is an exploration geologist with over 30 years of experience. He holds a Bachelor's degree in Geology from London University, England. He has held senior level management positions in both junior and major mining companies and has operated in many different parts of the world including Chile, Argentina, Venezuela, Australia, Mexico, United Kingdom as well as North America. A Director of the Company since April 2002, he was Chief Operation Officer from December 2002 until January 2004 and Chief Financial Officer from March 2003 to December 2003. From 1996 to 2001, he was President of Fremont Gold Corp.; since December 2003, Mr. Hopley has been President/CEO/Director of Sunridge Gold Corp., a TSX-traded mineral exploration company.

Nancy La Couvée, Corporate Secretary, is a professional corporate administrator who has been involved in that capacity with mineral exploration companies for 15 years. She formerly held the office of Corporate Secretary and Corporate Administrator with Exeter Resource Corporation from January 2004 to December 2004. Previously, she was Corporate Secretary of Olympus Pacific Minerals Inc., Lysander Minerals Corporation and Canden Capital Corp. (now PMI Ventures Ltd.) from 1999 to 2003. From 1995 until 1999 she was Assistant Corporate Secretary of Black Swan Resources Inc. (now Brazilian Diamonds Inc.) and Office Manager/Controller of that firm from 1993 to 1995. During the period 1981 to 1991, she was Assistant to the Treasurer and Accountant of Canada Tungsten Inc. (now Aur Resources Inc.).

David Montgomery, Director, is graduate from Queens University, Belfast in History and Politics. He brings a wealth of connections within Northern Ireland and Britain as well as substantial business experience with both large established conglomerates and small-capitalization start-up companies. He is Chairman of Team Northern Ireland, established by the First and Deputy First Minister's Office of Northern Ireland to stimulate a private sector response to funding major public projects in Northern Ireland. Since May 2000, he has been Chairman of Mecom UK Management, a European media investment company. From October 1992 to January 1999, he was Chief Executive of the Mirror Group, plc, who expanded the newspaper group from a market cap of £230 million to £1.2 billion shortly before its merger with Trinity plc. He is also former non-executive director for Donahue Inc., Scottish Media Group, the Press Association and a former Managing Director of News UK. Since June 2002, he has been Chairman of West 175 Inc., a multi-media company listed on the Alternative Investment Market in England.

Hein Poulus, Chairman of the Board, is a businessman and, since 1996, a partner in the Vancouver office of the Stikeman Elliott law firm. His background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm (1973 to 1979); senior management positions with Kaiser Resources (1979 to 1980), a publicly-traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies (1980 to 1984) whose activities included coal trading, oil and gas, real estate, and professional football. He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group (1984 to 1990) with interests in broadcasting, petroleum product distribution, and environmental laboratories. From 1991 to 1993, he was an associate in the law firm of McAlpine Hordo and from 1993 to 1996, he was a partner in the law firm of Smith Lyons (1993 to 1996). Mr. Poulus was born in Djakarta, Indonesia and schooled there and in the Netherlands. He holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

Damien Reynolds, Chief Executive Officer/Director, trained as an accountant, has been working in the junior mining sector, in various capacities, for over fifteen years. He was President of the Company from September 1999 until May 2005. He was He gained industry knowledge through founding, managing, and directorships of public exploration companies. Prior to joining the Company, he was Comptroller of TOTAL Energold Corporation, a mining and exploration subsidiary of the TOTAL Group of France; thereafter, he was Comptroller for Major General Resources Ltd. (now Commander Resources). Since October 2003, he has been a Director of Lalo Ventures Ltd., a TSX-traded mineral exploration company; and from February 2004 to November 2004, he was President/CEO.

Ronald Shorr, Director, has been involved with researching, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising. He has acted as an adviser and consultant in several large merger transactions/dispositions and assisted in raising hundreds of millions of dollars in public offerings. Mr. Shorr is a Chartered Financial Analyst (CFA ©) and graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University. He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry. Since June 2004, he has been a Director of Maudore Minerals Ltd., a TSX-traded mineral exploration company; and since August 2004, he has been President/CEO/Director. Since April 2004, he has been a Director of Samba Gold Inc., a TSX-traded mineral exploration company. Since May 2002, Mr. Shorr has been a Director of Crown Resources Corp., which is being acquired by Kinross Gold Corp. Previously, working on Wall Street, he was a senior metals analyst: for Bear Stearns, Natwest Bank, E.F.Hutton, and Morgan Stanley Dean Witter.

Yale Simpson, Director, is a geologist, having graduated in Geological Engineering in British Columbia. He has an extensive track record in the identification, acquisition and assessment of mineral exploration projects ranging from grass roots to feasibility stage opportunities, over 32 years within Australia, Africa, Canada and Eastern Europe. His project acquisition and evaluation experience was gained from Pennzoil of Australia (later Battle Mountain Gold, for 12 years), Chevron Exploration (5 years), Australmin Holdings (later Newmont Gold) for 3 years, and Black Swan Gold Mines (now Brazilian Diamonds Ltd.) for 5 years. He is credited with the discovery/acquisition of several mines in Australia including Porphyry, Tuckabianna, Mt. Wilkinson, Newrybar and Whistler. From March 1993 to August 2001 he acted as CEO/Director and, later, Chairman of Argosy Minerals Inc. He has been Chairman of Exeter Resource Corp. since June 2003, and is presently also a director of Dynasty Minerals and Mining Inc. and Diamonds North Resources Ltd.

Garry Stock, Executive Vice President/Interim CFO is a Chartered Financial Analyst with eight years experience in investor relations, corporate finance and administration in the junior mining industry, with specific experience in an international, multi-jurisdictional framework. He has been Executive Vice President since July 2003 and Interim Chief Financial Officer since November 2004. He graduated with an Honours Bachelor in Economics from McMaster University in Hamilton, Ontario, and has prior experience both as a stockbroker and as a pension fund consultant. From March 1996 to November 2002, he was Acting Administrator and Corporate Communications Manager of Argosy Minerals Inc. Since November 2004, he has been Interim CFO of Lalo Ventures Ltd., a TSX-traded minerals exploration company.

James Walchuck, President/Chief Operating Officer, is a mining professional with over 25 years of experience in the mining industry. He was Vice President Mining of the Company from March 2004 until May 2005, when he was appointed President/Chief Operating Officer. The scope of his experience includes work in Canada, Ghana and Tanzania. From 2002 to March 2004, he was mining consultant. Mr. Walchuck was the Manager Mining for Barrick at the Bulyanhulu Gold Mine in Tanzania from July 1999 to August 2002; there he oversaw the building of a multi-million-ounce, high-grade underground mine in 24 months and achieved over two million man-hours without a lost-time accident. Prior to his six-year involvement with Bulyanhulu (first as Senior Project Manager with Sutton Resources then as Manager Mining for Barrick), Mr. Walchuck was Manager of Mining and then Manager - Corporate Operations for Royal Oak Mines. This was preceded by a five-year term as Chief Mining Engineer for Tarkwa Goldfields in Ghana. A member of the Professional Engineers of Ontario for 24 years, Mr. Walchuck holds Bachelor Degrees in both Science and Engineering.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with, other than temporary TSX Venture Exchange cease-trade orders.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

<u>Director Cash Compensation</u>. Retroactive to the date of their appointment, the Company pays each independent director $1,000 per month for their services as directors; in the year ended 8/31/2004, the Company paid/accrued an aggregate of $97,000 in directors' fees. The Company compensates the Chairman at a rate of $2,500 per month for his services; during the year ended 8/31/2004, the Company paid/accrued a total of $30,000 to Hein Poulus for his services as Chairman. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated above no Director received any cash compensation for his services as a Director, including committee participation. Refer to ITEM #7.B., "Related Party Transactions", for a discussion of other compensation to Directors for special assignments. From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX Venture Exchange and the Company's Stock Option Plan.

<u>Senior Management Compensation</u>
Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2004 ended 8/31/2004 was $581,676.

Table No. 7 details compensation paid/accrued for Fiscal 2004/2003/2002 ended August 31st for the Senior Management and Directors.

```
                          Table No. 7
                  Summary Compensation Table
                 Senior Management and Directors
```

		Annual Compensation			Long-Term Compensation Awards			
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Restricted Stock Award(s)	Options/ SARS(#)	LTIP Payouts	All Other Comp.
Damien Reynolds: Chief Executive Officer/Director (Former President until May 2005)								
	2004	$120,000	$60,000	nil	200,000	nil	nil	nil
	2003	$ 57,500	35,000	nil	250,000	nil	nil	nil
	2002	$ 22,500	nil	nil	nil	nil	nil	nil
James Walchuck: President/COO (Former Vice President Mining until May 2005)								
	2004	$125,654	nil	nil	400,000	nil	nil	nil
Kent Ausburn: Vice President Exploration; formerly Exploration Manager								
	2004	$85,500	nil	nil	150,000	nil	nil	nil
	2003	$90,247	nil	nil	100,000	nil	nil	nil
Garry Stock: Executive Vice President/Interim Chief Financial Officer								
	2004	$67,000	nil	nil	100,000	nil	nil	nil
	2003	$10,000	nil	nil	100,000	nil	nil	nil
Jon Lever: Former Chief Financial Officer; former Accounting Manager								
	2004	$25,000	nil	nil	150,000	nil	nil	nil
Michael Hopley: Director; Former COO; Former CFO								
	2004	$18,025	nil	$8,000	150,000	nil	nil	$6,475
	2003	$96,117	nil	nil	100,000	nil	nil	$nil
	2002	$31,077	nil	nil	nil	nil	nil	$nil
Nancy La Couvée: Corporate Secretary								
	2004	$ 5,000	nil	nil	nil	nil	nil	nil
Paul Simpson: Former Corporate Secretary								
	2004	$ nil	nil	nil	30,000	nil	nil	$61,022
	2003	$ nil	nil	nil	75,000	nil	nil	$98,465
	2002	$ nil	nil	nil	nil	nil	nil	$12,273
Peter Bojtos: Director								
	2004	$nil	nil	$12,000	50,000	nil	nil	nil
	2003	$nil	nil	$12,000	100,000	nil	nil	nil
	2002	$nil	nil	$ 2,000	nil	nil	nil	nil
David Montgomery: Director								
	2004	$ nil	nil	$11,000	200,000	nil	nil	nil
Hein Poulus, Chairman of the Board								
	2004	$nil	nil	$30,000	100,000	nil	nil	$nil
	2003	$nil	nil	nil	200,000	nil	nil	$20,000
	2002	$nil	nil	nil	nil	nil	nil	$nil
Ronald Shorr: Director								
	2004	$nil	nil	$12,000	50,000	nil	nil	$20,000
	2003	$nil	nil	$12,000	100,000	nil	nil	$nil
	2002	$nil	nil	$ 3,000	nil	nil	nil	$nil
Yale Simpson: Director								
	2004	$nil	nil	$12,000	50,000	nil	nil	$25,000
	2003	$nil	nil	$12,000	100,000	nil	nil	29,200
	2002	$nil	nil	$ 1,000	nil	nil	nil	$nil

(1)   Other Annual Compensation are directors' fees.
(2)   Other Compensation are consulting fees paid for non-director services.

Compensation Committee Statement on Executive Compensation

As in prior years, all of the judgments regarding executive compensation for Fiscal 2004 were based primarily upon our assessment of each executive officer's leadership performance and potential to enhance long-term shareowner value. We rely upon judgment and not upon rigid guidelines or formulas or short-term changes in our stock price in determining the amount and mix of compensation elements for each executive officer.

Key factors affecting our judgments included the nature and scope of the executive officers' responsibilities, their effectiveness in leading our initiatives to increase customer value, productivity and growth, and their success in creating a culture of unyielding integrity and compliance with applicable law. We also considered the compensation levels and performances of a comparison group of comparable companies that are most likely to compete with us for the services of executive officers.

Based upon all the factors we considered relevant, and in light of our strong financial and operating performance in a challenging economic environment, we believe it was in our shareholders' best long-term interest for the Company to ensure that the overall level of our salary, bonus and other incentive compensation awards was competitive with companies in the comparison group. Quite simply, we continue to believe that the quality, skills and dedication of our executive leaders are critical factors affecting the long-term value of our company. Therefore, we continue to try to maintain an executive compensation program that will attract, motivate and retain the highest level of executive leadership possible.

Our decisions concerning the specific Fiscal 2004 compensation elements for individual executive officers, including the chief executive officer, were made within this framework. We also considered each executive officer's level of responsibility, performance, current salary, prior-year bonus and other compensation awards. As noted above, in all cases our specific decisions involving Fiscal 2004 executive officer compensation were ultimately based upon our judgment about the individual executive officer's performance and potential future contributions; and about whether each particular payment or award would provide an appropriate incentive and reward for performance that sustains and enhances long-term shareowner value.

Options/SARs Granted During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, the following incentive stock
options were granted to Senior Management, Directors and employees/consultants.
No SARs (stock appreciation rights) were granted during this period.

Table No. 8
Stock Option Grants in Fiscal 2004 Ended 8/31/2004

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Expiration Date	Market Value of Securities Underlying Options on Date of Grant Per Share
Jon Lever	50,000	2.27%	$0.25	10/01/2003	10/01/2008	$0.37
Kent Ausburn	100,000	4.55%	$0.25	10/01/2003	10/01/2008	$0.37
Michael Hopley	100,000	4.55%	$0.25	10/01/2003	10/01/2008	$0.37
Garry Stock	50,000	2.27%	$0.25	10/01/2003	10/01/2008	$0.37
Consultants	100,000	4.55%	$0.25	10/01/2003	10/01/2008	$0.37
Damien Reynolds	200,000	9.09%	$0.35	1/30/2004	1/30/2009	$0.50
Jon Lever	100,000	4.55%	$0.35	1/30/2004	1/30/2009	$0.50
Hein Poulus	100,000	4.55%	$0.35	1/30/2004	1/30/2009	$0.50
Kent Ausburn	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
Michael Hopley	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
Garry Stock	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
Peter Bojtos	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
Ronald Shorr	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
David Montgomery	200,000	9.09%	$0.35	1/30/2004	1/30/2009	$0.50
Yale Simpson	50,000	2.27%	$0.35	1/30/2004	1/30/2009	$0.50
Paul Simpson	30,000	1.36%	$0.35	1/30/2004	1/30/2009	$0.50
Employees	270,000	12.27%	$0.35	1/30/2004	1/30/2009	$0.50
Consultants (1)	150,000	6.82%	$0.35	1/30/2004	1/30/2009	$0.50
James Walchuck (2)	400,000	18.18%	$0.50	4/02/2004	4/02/2009	$0.55
Employees	50,000	2.27%	$0.50	4/02/2002	4/02/2009	$0.55
TOTAL	**2,200,000**	**100.0%**				

(1) 25% of options vest every three months.
(2) Vesting of 130,000 on 3/29/2005 and 130,000 on 3/29/2006.

<u>Options/SARs Exercised During The Most Recently Completed Fiscal Year</u>
During the most recently completed fiscal year, 825,000 stock options were exercised by Senior Management, Directors and/or employees/consultants; 450,000 stock options expired unexercised. No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2004 by the Company's Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2004
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable
Michael Hopley	250,000	$67,500	nil/ nil	$nil/ $nil
Kent Ausburn	100,000	$25,000	150,000/ nil	$57,000/ $nil
Jon Lever	50,000	$12,500	150,000/ nil	$57,000/ $nil
Garry Stock	50,000	$12,500	150,000/ nil	$57,000/ $nil
Subtotal	**450,000**	**$117,500**		
Hein Poulus	nil	$nil	250,000/ 50,000	$95,000/ $19,000
Damien Reynolds	nil	$nil	387,500/ 62,500	$147,250/ $23,750
David Montgomery	nil	$nil	200,000/ nil	$76,000/ $nil
James Walchuck	nil	$nil	140,000/260,000	$53,200/ $98.800
Paul Simpson	nil	$nil	105,000/ nil	$39,900/ $nil
Peter Bojtos	nil	$nil	150,000/ nil	$57,000/ $nil
Ronald Shorr	nil	$nil	150,000/ nil	$57,000/ $nil
Yale Simpson	nil	$nil	150,000/ nil	$57,000/ $nil
Subtotal			**1,982,500/372,500**	**$753,350/$141,550**
Consultants	275,000	$68,750	275,000/ 75,000	$104,500/ $28,500
Employees	100,000	$25,000	220,000/ nil	$ 64,600/ $nil
Subtotal	**375,000**	**$93,750**	**495,000/ 75,000**	**$169,500/ $28,500**
TOTAL	**825,000**	**$211,250**	**2,477,500/447,500**	**$922,450/$170,050**

<u>Stock Options</u>. The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8, No. 9. No. 10, and No. 11 for information about stock options.

<u>Change of Control Remuneration</u>. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

<u>Other Compensation</u>.   No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. .10 and ITEM #7.B. Damien Reynolds received $60,000 bonus (50% of fees) per Table #7.

<u>Bonus/Profit Sharing/Non-Cash Compensation</u>. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

<u>Pension/Retirement Benefits</u>. No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

<u>Written Management Agreements</u>
--- No Disclosure Necessary ---

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Senior Management are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the Chief Executive Officer, President/COO, and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The President/CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person and telephone-conference Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Following are the Company's corporate governance guidelines:

a. Guideline 1

The Board of Directors (the "Board"), either directly or through Committees of the Board, is responsible for the supervision of management of the Company with the objective of acting in the best interests of the Company. The Board acts in accordance with: the Yukon Business Corporations Act; the Company's articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and company policies. The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. The Board is actively involved in the Corporation's strategic planning process. At Board meetings, members of Senior Management regularly meet with the Directors to discuss and set out the long-term goals of the Company and the plans to achieve these goals. The Board is responsible for conducting:
 1) a review of risks inherent in the business activities of the Company;
 2) an assessment of the integrity and adequacy of the internal control policies and procedures and information systems of the Company to ensure the Company adequately mitigates the risks of its business activities;
 3) the development of the authorities of senior management and the Board regarding the major business activities of the Company to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements.

The Board is responsible for overseeing the establishment of a succession plan for the Company including the appointing, training and assessment of employees, senior management and the Board. The Board is responsible for overseeing the development of a communications policy to ensure that public disclosure of the Company is timely and complete. The Company communicates with its shareholders through a number of channels including its website. The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes. The Board consults with the Chief Financial Officer and the rest of Senior Management of the Company to ensure the integrity of these systems. The Chief Financial Officer, along with the external auditors, report to the Audit Committee at lease once a year on the quality of the Company's internal control processes.

b. Guideline 2
Of the seven Board members, six of the directors are unrelated. The Company does not have a significant shareholder.

c. Guideline 3
The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. Six of the seven Board members are independent to the Company. Of the six independent Directors, three received consulting fees from the Company in Fiscal 2004 but not on an-ongoing basis. None of the Directors receiving consulting fees were involved in the decision to set or pay those fees. None of the independent directors work in the day-to-day operations of the Company or are party to any material on-going contracts with the Company.

d. Guideline 4
The Company has not yet established a Nominating Committee, due to the small size and early stage of the Company. The Board as a whole is responsible for: (1) the proposal of new nominees to the Board; and (2) the assessment of current directors on an ongoing basis.

e. Guideline 5
The Board is responsible for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.

f. Guideline 6
All new directors receive historical public information about the Company, the mandates of the Committees of the Board, and other relevant corporate and business information. Senior Management makes regular presentations to the Board on the main areas of the Company's business.

g. Guideline 7
The Board is responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

h. Guideline 8
The Compensation Committee is responsible for a review of the adequacy and form of compensation of directors and senior management and ensuring the compensation realistically reflects the responsibilities and risk involved in being an effective director and/or a member of senior management.

i. Guideline 9
The Board has appointed two Committees: 1) the Audit Committee and 2) the Compensation Committee. The following is a description of each Committee:

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ron Shorr comprising the remainder of the Committee. All members of this Committee are unrelated directors and are financially literate. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval.

The Compensation Committee is chaired by Hein Poulus with Ron Shorr and Yale Simpson comprising the remainder of the Committee. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management.

j. Guideline 10
The Board as a whole is responsible for supporting the senior management team in keeping abreast of changes occurring or proposed to regulatory and market requirements to ensure the Company's approach to corporate governance issues, including, among other things, the Company's response to the guidelines set out by the TSX Venture Exchange and Toronto Stock Exchange (as may be modified from time to time).

k. Guideline 11
The Board is responsible for the development of the authorities of senior management regarding the major business activities of the Company to ensure a common understanding of these key authorities including which activities require pre-approval and post-approval requirements.

l. Guideline 12
The Chairman of the Board is Hein Poulus, an independent director. To ensure independence of the Board and management, a majority of the Board members are independent.

m. Guideline 13
All members of the Audit Committee are independent directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.

n. Guideline 14
Directors may hire outside advisers at the Company's expense, subject to the approval of the Board.

6.C.1. Terms of Office. Refer to ITEM 6.A and ITEM 6.C.
6.C.2. Directors' Service Contracts. --- No Disclosure Necessary ---

<u>6.C.3. Board of Directors' Committees.</u>
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are all independent directors: Hein Poulus (Committee Chairman), Peter Bojtos, and Ronald Shorr. The Audit Committee met five times during Fiscal 2004 and has met three times during Fiscal 2005 to date.

The Compensation Committee is comprised of Hein Poulus (committee Chairman), Ronald Shorr, and Yale Simpson. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management. The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

<u>6.D. Employees</u>
As of 8/31/2004, the Company had 13 full-time and five part-time employees, including the Senior Management. As of 8/31/2003, the Company had 15 full-time and six part-time employees, including the Senior Management None of the Company's employees are covered by collective bargaining agreements.

<u>6.E. Share Ownership</u>
Table No. 10 lists, as of 2/22/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 8 also includes data on the following companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities: Strongbow Exploration Inc.; Sprott Asset Management; RAB Special Situations LP; RAB Europe Fund Ltd.; Passport Master Fund II LP; and Passport Master Fund LP.

```
                          Table No. 10
          Shareholdings of Directors and Senior Management
                  Shareholdings of 5% Shareholders
_____
Title of                            Amount and Nature        Percent
Class      Name of Beneficial Owner of Beneficial Ownership  of Class #
-----------------------------------------------------------------------
Common     Damien Reynolds (1)              1,667,600           2.1%
Common     Hein Poulus (2)                  1,063,063           1.7%
Common     Kent Ausburn (3)                   603,000           1.0%
Common     Ronald Shorr (3)                   590,000           0.9%
Common     Peter Bojtos (3)(4)                587,500           0.9%
Common     Michael J. Hopley (3)              500,000           0.8%
Common     James Walchuck (5)                 330,000           0.5%
Common     David Montgomery (6)               300,000           0.5%
Common     Yale Simpson (3)(7)                250,000           0.4%
Common     Garry Stock (8)                    241,000           0.4%
Common     Nancy La Couvée (9)                 75,000           0.0%
           Directors and Management         6,207,163          10.0%
Common     RAB Special Situations LP (10)   7,233,333          11.4%
Common     RAB Europe Fund Ltd. (11)        6,600,000          10.5%
Common     Strongbow Exploration Inc (12)   5,000,000           8.1%
Common     Sprott Asset Management (13)     5,000,000           8.1%
Common     Passport Master Fund II LP (14)  2,922,006           4.6%
Common     Passport Master Fund LP (15)     2,020,494           3.5%
           5% Non-Insider Shareholders     28,775,833          46.2%
           TOTAL                            34,982,996          56.2%
-----------------------------------------------------------------------
(1)   550,000 represent currently exercisable stock options.
      256,600 are held indirectly through Longview Investments Limited,
             a private company controlled by Mr. Reynolds.
      Excludes 250,000 shares owned by family members, where he disavows
      beneficial interest and does not have voting or disposition control.
(2)    12,500 represent currently exercisable stock options.
      298,063 are held indirectly through Ceres Enterprises Inc.,
             a private company controlled by Mr. Poulus.
(3)   250,000 represent currently exercisable stock options.
(4)   112,500 represent currently exercisable warrants.
(5)   270,000 represent currently exercisable stock options
(6)   300,000 represent currently exercisable stock options.
(7)   Excludes 50,000 shares owned by family members, where he disavows
      beneficial interest and does not have voting or disposition control.
(8)   150,000 represent currently exercisable stock options.
(9)    75,000 represent currently exercisable stock options.
(10) 1,111,111 represent currently exercisable warrants.
      Philip Richards is the natural person having voting, investment and
      dispositive powers.
(11) 1,000,000 represent currently exercisable warrants.
      Philip Richards is the natural person having voting, investment and
      dispositive powers.
(12) 3,000,000 shares are subject to a pooling agreement, where release is
             controlled by Canadian regulatory agencies.
      Ken Armstrong is the natural person having voting, investment and
      dispositive powers.
(13) John Embry is the natural person having voting, investment and
      dispositive powers.
(14)   974,002 represent currently exercisable warrants.
      James Cunningham (Portfolio Manager) is the natural person having
      voting, investment and dispositive powers.
(15)   673,498 represent currently exercisable warrants.
      James Cunningham (Portfolio Manager) is the natural person having
      voting, investment and dispositive powers.
#  Based on 62,107,068 common shares outstanding at 2/22/2005 and warrants and
stock options held by each beneficial holder exercisable within sixty days.
```

Stock Options. Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Yukon Business Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 10/1/2003.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan. Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires. The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of ten years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 2/28/2005, as well as the number of options granted to Directors/Senior Management and all employees as a group.

Table No. 11
Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
Kent Ausburn	100,000	$0.45	3/01/2005	2/16/2010
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	10/01/2003	10/01/2008
Peter Bojtos	100,000	$0.45	9/17/2004	9/17/2009
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	5/22/2003	5/22/2008
Mike Hopley	250,000	$0.45	9/17/2004	9/17/2009
Nancy La Couvee	75,000	$0.45	9/17/2004	9/17/2009
Jon Lever	100,000	$0.35	1/30/2004	1/30/2009
	50,000	$0.25	10/01/2003	10/01/2008
David Montgomery	100,000	$0.45	9/17/2004	9/17/2009
	200,000	$0.35	1/30/2004	1/30/2004
Hein Poulus	100,000	$0.45	9/17/2004	9/17/2009
	100,000	$0.35	1/30/2004	1/30/2004
	200,000	$0.25	6/12/2003	6/12/2008
Damien Reynolds	100,000	$0.45	9/17/2004	9/17/2009
	200,000	$0.35	1/30/2004	1/30/2009
	250,000	$0.25	6/12/2003	6/12/2008
Ron Shorr	100,000	$0.45	9/17/2004	9/17/2009
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	5/22/2003	5/22/2008
Yale Simpson	100,000	$0.45	9/17/2004	9/17/2009
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	5/22/2003	5/22/2008
Garry Stock	50,000	$0.35	1/30/2004	1/30/2009
	50,000	$0.25	10/01/2003	10/01/2008
	50,000	$0.25	5/22/2003	5/22/2008
James Walchuck	400,000	$0.50	4/02/2004	4/02/2009
Total Management/Directors	3,275,000			
Total Employees/Consultants	1,680,000			
Total	4,955,000			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise
of stock options/share purchase warrants has lead over the last several years
to some significant changes in the holdings of major shareholders
direct/indirect holdings of common shares.

	Shares Owned 8/31/2004	Shares Owned 8/31/2003	Shares Owned 8/31/2002
RAB Special Situations LP	4,822,222	2,600,000	nil
RAB Europe Fund Ltd.	4,400,000	2,400,000	nil
Strongbow Exploration Inc.	5,000,000	nil	nil
Passport Master Fund LP	1,948,000	nil	nil
Passport Master Fund II LP	1,346,996	nil	nil

7.A.1.c. Different Voting Rights. The Company's major shareholders do not
have different voting rights.

7.A.2. Canadian Share Ownership. On 1/14/2005, the Company's shareholders'
list showed 62,107,068 common shares outstanding, with 1,049 registered
shareholders. 884 of these shareholders were U.S. residents, holding
4,136,139 common shares (representing about 7% of the issued/outstanding
shares); 157 registered shareholders were resident in Canada, holding
57,447,823 common shares (representing about 93%); and eight registered
shareholders were resident in other countries, holding 523,106 common shares.

The Company has researched the indirect holding by depository institutions and
other financial institutions; based on this research and other research into
the indirect holdings of other institutions, the Company believes that it has
about 1,100 "holders of record" in Canada and has over 2,700 beneficial owners
of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian
corporation, the shares of which are owned by U.S. residents, Canadian
residents and other foreign residents. The Company is not controlled by any
foreign government or other person(s) except as described in ITEM #4.A.,
"History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
        No Disclosure Necessary

7.B. Related Party Transactions

Payments to Directors for Outside Services		FY2004	FY2003	FY2002
Ronald Shorr	Financial Consulting	$20,000	$nil	$nil
Michael Hopley	Geological Consulting	$18,025	$38,661	$nil
Yale Simpson (1)	Professional Consulting	$25,000	$29,200	$nil
Hein Poulus (2)	Consulting	$30,000	$20,000	$nil

(1) Paid indirectly: Canaust Resource Consultants, controlled by Mr. Simpson.
(2) Paid indirectly: Ceres Enterprises Inc., controlled by Mr. Poulus.

Loan to Former President, Damien Reynolds
The Company entered into a loan agreement with the President on 5/24/2004, in
the amount of $70,000. The loan is non-interest bearing, secured by a
promissory note and is repayable within six months. As at 8/31/2004, $19,042
had been repaid leaving a balance receivable of $59,958. The loan was
extended for six months to 5/25/2005.

President's Compensation Paid Indirectly
During FY2004/FY2003/FY2002, Damien Reynolds' compensation as President/CEO
was paid indirectly to Research and Resource Capital Group, a company
controlled by Mr. Reynolds.

Legal Fees Paid to Former Corporate Secretary, Paul Simpson
During FY2004/FY2003/FY2002, $61,022, $98,465, and $12,273, respectively, was
paid for legal services to Armstrong Simpson, LLP, Barristers & Solicitors, a
law firm of which Mr. Simpson was a principal.

Rent/Office Expense Reimbursement to Related Companies
During FY2004/FY2003/FY2002, the Company charged expense reimbursements of
$49,026, $nil, and $nil from Lalo Ventures Ltd., a public company related by
certain common officers, (Jon Lever, Damien Reynolds, and Garry Stock).
During FY2004/FY2003/FY2002, the Company charged expense reimbursements of
$11,843, $nil, and $nil from Exeter Resource Corporation, a public company
related by certain common officers, (Yale Simpson and Nancy La Couvee).

Due to Related Parties
At 8/31/2004 and 8/31/2003, $139,128 and $124,991, respectively, was due to
related parties, comprised of: $131,000 (2003 = $63,375) payable to
directors/officers for unpaid consulting fees, $3,128 (2003 = $nil) payable to
the President for expenses incurred, legal fees of $5,000 (2003 = $nil)
payable to the corporate secretary, and legal fees of $nil (2003 = $61,616)
payable to a law firm where the principal was the former corporate secretary.

Due From Related Parties
At 8/31/2004 and 8/31/2003, $29,063 and $nil, was due from related parties,
comprised of: $20,326 from Lalo Ventures Ltd., $5,376 from Exeter Resource
Corporation, and $2,961 from Michael Hopley, and $400 from Finavera Ltd.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no
transactions since 8/31/2001, or proposed transactions, which have materially
affected or will materially affect the Company in which any director,
executive officer, or beneficial holder of more than 10% of the outstanding
common shares, or any of their respective relatives, spouses, associates or
affiliates has had or will have any direct or material indirect interest.
Management believes the transactions referenced above were on terms at least
as favorable to the Company as the Company could have obtained from
unaffiliated parties.

7.C. Interests of Experts and Counsel
--- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Bedford Curry & Co., independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements:
For Fiscal 2004 and Fiscal 2003 Years Ended August 31st

Un-Audited Financial Statements:
For the Six Months Ended 2/28/2005 and 2/29/2004

8.A.7. Legal/Arbitration Proceedings
In February 2004, European Gold Resources Inc. ("EGRI") filed a lawsuit in the Supreme Court of British Columbia claiming that the Company was not entitled to EGRI's Omagh Property in Northern Ireland and also asking for additional costs. The Company counter-claimed that EGRI failed to honor a September 2002 agreement whereby the Company could acquire the property. In March 2004, the Company and EGRI signed an agreement in which the Company agreed to release any interest in, or to, any part of the property and EGRI agreed to release its claim for damages against the Company. The litigation in the Supreme Court of British Columbia between the parties was terminated.

Other than disclosed above, the Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than disclosed above, the Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information
The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name International Tournigan Mining in May 1981. The current stock symbol is "TVC". The CUSIP number is 891565103/CA8915651035.

The Company's common shares began trading on the Berlin-Bermen-Stock Exchange on 4/4/2003, with the trading symbol of "TGP". Total volume through 2/28/2005 was 8,101,022. Prices ranged from euro$0.15 to euro$0.35; the closing price on 2/28/2005 was euro$0.18.

The Company's common shares began trading on the Frankfurt Stock Exchange on 5/22/2003, with the trading symbol of "TGP". Total volume through 2/28/2005 was 257,677,512. Prices ranged from euro$0.16 to euro$0.40; the closing price on 2/28/2005 was euro$0.19.

The Company's common shares began trading on the XETRA, the electronic trading system managed by the Frankfurt Stock Exchange on 5/22/2003, with the trading symbol of "TGP". Total volume through 2/28/2005 was 172,825. Prices ranged from euro$0.16 to euro$0.40; the closing price on 2/28/2005 was euro$0.19.

The Company's common shares began trading on the Munich Stock Exchange on 10/7/2003, with the trading symbol of "TGP". Total volume through 2/28/2005 was 7,776,536. Prices ranged from euro$0.18 to euro$0.34; the closing price on 2/28/2005 was euro$0.18.

Table No. 12 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten fiscal quarters; and the last five fiscal years. Prices and volume adjusted for 1:10 stock consolidation effective 3/26/2001.

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity

Period Ended	Volume	High	Low	– Sales – Canadian Dollars Closing
Monthly				
4/30/2005	1,408,581	$0.25	$0.19	$0.19
3/31/2005	1,563,760	0.30	0.23	0.26
2/28/2005	2,656,400	0.35	0.28	0.29
1/31/2005	2,390,773	0.37	0.31	0.33
12/31/2004	828,796	0.42	0.34	0.34
11/30/2004	1,432,610	0.44	0.35	0.38
Quarterly				
2/28/2005	5,875,969	$0.42	$0.28	$0.29
11/30/2004	6,572,612	0.53	0.30	0.38
8/31/2004	3,030,384	$0.53	$0.33	$0.30
5/31/2004	8,998,268	0.58	0.33	0.49
2/29/2004	12,863,330	0.73	0.40	0.50
11/30/2003	10,189,226	0.55	0.25	0.47
8/31/2003	4,642,267	$0.41	$0.24	$0.29
5/31/2003	1,297,108	0.32	0.21	0.29
2/28/2003	280,713	0.40	0.24	0.26
11/30/2002	389,881	0.35	0.20	0.27
Yearly				
8/31/2004	34,949,358	$0.73	$0.25	$0.30
8/31/2003	6,609,969	0.41	0.20	0.29
8/31/2002	457,025	0.35	0.03	0.30
8/31/2001	286,473	0.60	0.22	0.13
8/31/2000	297,546	1.30	0.30	0.40

On 1/25/2002, trading of shares of Tournigan Ventures Corporation (the previous name of the Company) was halted by the TSX Venture Exchange for failure to file comparative audited financial statements for the fiscal year ended 8/31/2001. These statements were filed subsequently and the cease trade order was lifted on 5/21/2002. The Company failed to timely file the required financial statements due to severe financial difficulties.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

<u>9.A.5. Common Share Description</u>

<u>Registrar/Common Shares Outstanding/Shareholders</u>
The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

<u>Common Share Description</u>
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Yukon Business Corporation Act. Unless the Yukon Business Corporation Act or the Company's Articles of Continuation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles of Continuation, By-laws, and the *Yukon Business Corporation Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Stated capital accounts;
b. Other reduction of stated capital;
c. Amendment of Articles;
d. Constrained shares;
e. Class Votes;
f. Restated Articles of Incorporation;
g. Shareholder approval of amalgamation agreement;
h. Continuance of a Yukon corporation into another jurisdiction;
i. Extraordinary sale, lease or exchange of property;
j. Court-approved arrangements;
k. Dissolution by directors or shareholders in special cases; and
l. Voluntary liquidation or dissolution

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

<u>Stock Options</u>
Refer to ITEM #6E. and Tables No. 7/ No. 8/ No. 9 for additional information.

Warrants

Table No. 13 lists, as of 2/28/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. There were 23 holders of the 6,889,604 share purchase warrants, 11 of whom were resident in Canada. Six of whom were resident in the United States, and six international holder. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 13
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
5/11/2004	5,239,857	5,239,857	$0.65	$0.65	11/14/2005
5/11/2004	508,248	508,248	$1.00	$1.00	11/11/2005
5/11/2004	1,016,499	1,016,499	$0.70	$0.70	11/11/2005
7/10/2003	125,000	125,000	$0.27	$0.27	7/10/2005

Escrowed Shares

All of the 375,000 pre-consolidation common shares issued prior to the initial public offering of the Company were deposited with Montreal Trust Company (now ComputerShare Trust Company of Canada) pursuant to an escrow agreement dated 3/6/1992 (the "Escrow Agreement"). The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow. 281,250 of these pre-consolidation shares were released during Fiscal 1997. The remaining 9,375 post-consolidation shares are still escrowed and outstanding; on 2/28/2005, these are held by Andy Edmun Daem and John Hembling.

Pooled Shares

On 12/16/2004 the Ulster acquisition agreement was completed. The 5,000,000 shares delivered in April 2004 are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of April 30, 2005, October 31, 2005 and April 30, 2006.

9.A.6.   Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
           --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada. Also, the common shares trade on the Frankfurt Stock Exchange, the Berlin-Bremen Stock Exchange, and the Munich Stock Exchange in Germany. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 2/28/2005 and 11/30/2004, the authorized capital of the Company was an unlimited number of common shares without par value. At these dates, there were 62,107,068 and 52,237,068 common shares issued and outstanding, respectively.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 10 and Table No. 12. ---

10.A.6. History of Share Capital
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Issue Date	Issued	Number	Price	Gross Proceeds	Process/ Consideration
3/01/2005	Options Granted	100,000	$0.45	nil	nil
12/31/2004	Shares	3,342,500	$0.30	$1,002,750	Warrants Exercised
12/24/2004	Shares	495,000	$0.30	$148,500	Warrants Exercised
12/16/2004	Shares	5,000,000	$0.40	$2,000,000	Cash
	Shares	100,000	$0.40	nil	Finder's Fee
12/13/2004	Shares	207,500	$0.30	$62,250	Warrants Exercised
12/10/2004	Shares	725,000	$0.30	$217,500	Warrants Exercised
10/22/2004	Shares	205,000	$0.30	$61,500	Warrants Exercised
10/12/2004	Shares	30,000	$0.35	$10,500	Options Exercised
10/12/2004	Shares	75,000	$0.25	$18,750	Options Exercised
10/06/2004	Shares	40,000	$0.30	$12,000	Warrants Exercised
09/27/2004	Shares	496,250	$0.25	$124,063	Warrants Exercised
09/24/2004	Shares	60,000	$0.30	$18,000	Warrants Exercised
09/24/2004	Shares	405,833	$0.25	$101,458	Warrants Exercised
09/20/2004	Shares	468,332	$0.25	$117,083	Warrants Exercised
09/17/2004	Options Granted	2,035,000	$0.45	nil	nil
08/06/2004	Shares	66,666	$0.25	$16,667	Warrants Exercised
08/04/2004	Shares	20,000	$0.30	$6,000	Warrants Exercised
08/01/2004	Shares	298,065	$0.25	$74,516	Warrants Exercised
07/29/2004	Shares	298,064	$0.25	$74,516	Warrants Exercised
07/16/2004	Shares	30,000	$0.30	$9,000	Warrants Exercised
07/10/2004	Warrants Granted	125,000	$0.27	nil	Directors' Bonus
07/08/2004	Shares	75,000	$0.25	$18,750	Options Exercised
07/06/2004	Shares	50,000	$0.35	$17,500	Options Exercised
07/06/2004	Shares	100,000	$0.25	$25,000	Options Exercised
06/11/2004	Shares	35,000	$0.30	$10,500	Warrants Exercised
05/20/2004	Shares	10,000	$0.30	$3,000	Warrants Exercised
05/11/2004	Shares	10,276,107	$0.45	$4,624,248	Cash
	Warrants	5,139,553	$0.65	nil	Nil
	Shares	203,610	$0.45	nil	Agent Commission
	Warrants	101,805	$0.65	nil	Agent Commission
	Agent Options	1,016,499	$0.70	nil	Agent Commission
	Agent Warrants	508,248	$1.00	nil	Agent Commission
05/04/2004	Shares	40,000	$0.30	$12,000	Warrants Exercised
04/30/2004	Shares	5,000,000	$0.47	nil	Property Purchase
04/29/2004	Shares	275,000	$0.30	$82,500	Warrants Exercised
04/14/2004	Shares	50,000	$0.25	$12,500	Warrants Exercised

04/14/2004	Shares	25,000	$0.30	$7,500	Warrants Exercised
04/14/2004	Shares	2,404,000	$0.40	$961,600	Warrants Exercised
04/14/2004	Shares	204,750	$0.25	$51,188	Warrants Exercised
04/02/2004	Options Granted	450,000	$0.50	nil	nil
03/31/2004	Shares	110,000	$0.30	$33,000	Warrants Exercised
03/26/2004	Shares	62,500	$0.40	$25,000	Warrants Exercised
03/22/2004	Shares	34,000	$0.30	$10,200	Warrants Exercised
03/16/2004	Shares	83,333	$0.25	$20,833	Warrants Exercised
03/15/2004	Shares	50,000	$0.30	$15,000	Warrants Exercised
03/15/2004	Shares	7,000	$0.40	$2,800	Warrants Exercised
03/03/2004	Shares	68,750	$0.25	$17,188	Warrants Exercised
03/03/2004	Shares	5,000	$0.30	$1,500	Warrants Exercised
02/25/2004	Shares	125,000	$0.30	$37,500	Warrants Exercised
02/23/2004	Shares	243,500	$0.25	$60,875	Warrants Exercised
02/02/2004	Shares	339,162	$0.25	$84,791	Warrants Exercised
02/02/2004	Shares	164,162	$0.25	$41,041	Shares for Debt
01/30/2004	Options Granted	1,350,000	$0.35	nil	nil
01/22/2004	Shares	200,000	$0.25	$50,000	Options Exercised
01/15/2004	Shares	237,000	$0.25	$59,250	Warrants Exercised
01/15/2004	Shares	12,500	$0.30	$3,750	Warrants Exercised
12/21/2003	Shares	100,000	$0.25	$25,000	Shares for debt
12/21/2003	Shares	226,250	$0.25	$56,563	Warrants Exercised
12/15/2003	Shares	298,333	$0.25	$74,583	Warrants Exercised
12/19/2003	Shares	60,000	$0.29	nil	Property Purchase
11/19/2003	Shares	25,000	$0.25	$6,250	Warrants Exercised
10/22/2003	Shares	10,295,000	$0.25	$2,573,750	Cash
	Warrants	5,147,500	$0.30	nil	Nil
	Agent Warrants	904,000	$0.30	nil	Agent Commission
10/11/2003	Shares	50,000	$0.25	$12,500	Warrants Exercised
10/09/2003	Shares	75,000	$0.25	$18,750	Warrants Exercised
10/05/2003	Options Granted	400,000	$0.25	nil	Nil
10/01/2003	Shares	100,000	$0.25	$25,000	Options Exercised
09/24/2003	Shares	6,000	$0.25	$1,500	Warrants Exercised
09/16/2003	Shares	4,410,000	nil	nil	Warrant Conversion
	Shares	114,000	nil	nil	Warrant Conversion
	Shares	285,000	nil	nil	Warrant Conversion
	Warrants	2,205,000	$0.25	nil	Warrant Conversion
	Warrants	57,000	$0.25	nil	Warrant Conversion
	Warrants	142,500	$0.25	nil	Warrant Conversion
09/16/2003	Shares	250,000	nil	nil	Quest Loan Bonus
09/01/2003	Shares	300,000	$0.25	$75,000	Options Exercised
07/04/2003	Shares	1,000,000	$0.10	$100,000	Warrants Exercised
06/12/2003	Options Granted	450,000	$0.25	nil	
05/22/2003	Options Granted	1,550,000	$0.25	nil	Nil
04/10/2003	Shares	5,000,000	$0.25	$1,250,000	Cash
	Warrants	5,000,000	$0.40	nil	Nil
	Shares	150,000	$0.25	nil	Agent Commission
	Agent Warrants	750,000	$0.25	nil	Agent Commission
09/27/2002	Special Warrants	4,410,000	$0.15	$661,500	Cash
	Special Warrants	114,000	$0.15	nil	Agent Commission
	Special Warrants	285,000	$0.15	nil	Agent Commission
07/04/2002	Shares	2,000,000	$0.05	$100,000	Cash
	Warrants	1,000,000	$0.10	nil	nil
06/14/2002	Shares	1,720,578	$0.15	$258,080	Debt Settlement
	Warrants	860,289	$0.25	nil	Debt Settlement
06/14/2002	Shares	421,900	$0.15	$62,285	Debt Settlement

10.A.7. Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of Continuation of the Company provide that there are no restrictions on the business in which the Company may engage.

Continuation

In connection with “continuation” (transfer) of the Company's incorporating jurisdiction from British Columbia to the Yukon, the Company's Articles of Continuance effectively became the governing Articles of Association or Memorandum of the Company, in conjunction with Company's By-Laws (“By-Laws”), subject to the Yukon Business Corporation Act (the “Act”). Unlike the previously governing British Columbia Company Act, the Yukon Act does not require a majority of Registrant's directors to be resident in Canada.

Directors' Powers

Sections 3 and 4 of the By-laws gives directors a broad discretion to manage the affairs of the Company. The directors may, from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Company or other person. Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company.

Section 4.01 of the By-Laws provides that the quorum necessary for the transaction of the business of the directors shall be a simple majority of directors, unless otherwise fixed by the directors.

Section 4.06 of the By-Laws (and 8 of the Articles of Continuance) authorizes the Board of Directors to appoint one or more additional directors between annual general meetings, provided that the number of additional directors shall not exceed the number authorized to be elected at the last annual general meeting.

Section 4.18 of the By-Laws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions upon the directors' power to vote compensation to themselves or any members of their body.

Section 4.17 of the By-Laws provides that a director who is a party to a material contract or a proposed material contract with the Company or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Company shall be counted in the quorum at a meeting voting on the proposed contract. Relevant disclosures shall be made at the time required by the applicable provisions of the Yukon Business Corporations Act (the “Act”) and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act. Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

The directors have the authority under the By-Laws to appoint officers to serve at the pleasure of the Board. The powers of the directors set forth in the By-laws can be varied by amending the By-laws. Section 175 and 179 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution. A special resolution means a resolution passed by not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors
There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

There is no requirement for directors to hold a share in the capital of the Company as qualification for his office. Section 106 of the Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt.

Section 102 of the Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Share Rights
The Company's authorized capital was increased by the Articles of Continuance to an unlimited number of common shares without par value. All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. There are no time limits on dividend entitlement. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

Warrants
The Company issues warrants exercisable at specified prices for an indicated period of time in consideration for financing or other consideration.

Meetings
The Act provides that the Company must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. The Company must give to its shareholders entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice of any general meeting of the Company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of its shareholders the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, and the report of the auditor to the shareholders.

The Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting.

Two persons present in person and entitled to vote at the meeting will constitute a quorum for a general meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Company and others who although not entitled to vote are entitled or required under the provisions of the Act or By-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend/act at the meeting in a manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

All questions at meetings of shareholders shall be decided by the majority of the votes cast in favor. Any question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is requested. If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote.

Limitations on Ownership of Securities
Except for as described in ITEM #10.D, "Exchange Controls", there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Corporation
No provision of the Company's Articles of Continuation or By-laws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold
There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

Conditions Governing Changes in Capital
There are no conditions imposed by the Articles of the Company regarding changes in the capital that are more stringent than is required by law.

<u>10.C. Material Contracts</u>
- a. 1. Memorandum of Understanding with Brett Resources Inc. concerning the El Potosi project and Cerro Pedernal project, dated 8/24/2002
     2. Option Agreement with Condor Securities Limited concerning the El Potosi and Cerro Pedernal projects, dated 2/18/2004
     3. Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects Deed of Assignment and Assumption, dated February 2004
     4. Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects Variation Agreement, dated 11/30/2004
- b. 1. Option Agreement with Strongbow Resources Inc. concerning the Curraghinalt property, dated 2/5/2003
     2. Option Agreement with Strongbow Resources Inc. concerning the Tyrone property, dated 2/5/2003
     3. Letter of Intent with Strongbow Resources Inc. to purchase Ulster Minerals Limited, dated 2/12/2004
     4. Pooling Agreement with Strongbow Resource Inc. in respect of shares issued pursuant to the Letter of Intent with Strongbow Resources Inc., dated 2/12/2004
     5. Royalty Agreement with Minco Plc in respect of a 2% net smelter royalty from possible future production from the Curraghinalt gold project.
- c. 1. Letter of Intent with Argosy Mineral Inc. to purchase Kremnica Gold a.s., dated 3/11/2003
     2. Share Purchase Agreement with Argosy Mineral Inc. to purchase Kremnica Gold a.s., dated 7/9/2003
     3. Loan Agreement with Quest Capital Corp, dated 7/8/2003

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., "Taxation" below.

<u>Restrictions on Share Ownership by Non-Canadians</u>
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 8/31/2003 or 8/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for fiscal periods ended 8/31/2004, 8/31/2003, and 8/31/2002, were Bedford Curry & Co., Chartered Accountants, 1281 West Georgia Street, #801, Vancouver, BC Canada V6E 3J7. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for the fiscal periods ended 8/31/2004 and 8/31/2003 is included with the related consolidated financial statements in this Registration Statement with their consent. Refer to Exhibit #15.a.

10.H. Documents on Display
The Company's documents can be viewed at its North American office, located at: 700 West Pender St., #301, Vancouver, British Columbia, Canada V6C 1G8. Upon the effectiveness of this Form 20-FR, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC").   The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Company's financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses. As the Company is engaged in exploring mineral properties that, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk. Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased. Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. The Company has in the past and may in the future finance its activities by the sale of equity and/or debt instruments. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
                    --- No Disclosure Necessary ---

**ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS**   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

At the end of Fiscal year ended 8/31/2004 (the "Evaluation Date"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act). Based upon that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. The Company's management's, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's Fiscal Year Ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

b. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

c. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.   RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
--- Not Applicable ---

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Bedford Curry & Co., independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
 Auditor's Report, dated 12/24/2004
 Consolidated Balance Sheets at 8/31/2004 and 8/31/2003
 Consolidated Statements of Operations and Deficit
  for the years ended 8/31/2004 and 8/31/2003
 Consolidated Statements of Cash Flows
  for the years ended 8/31/2004 and 8/31/2003
 Consolidated Statements of Shareholders' Equity
  for the years ended 8/31/2004 and 8/31/2003
 Notes to Financial Statements

Un-Audited Financial Statements
Six Months Ended 2/28/2005 and 2/29/2004
 Consolidated Balance Sheets at 2/28/2005 and 8/31/2004
 Consolidated Statements of Operations and Deficit
  for the Six Months ended 2/28/2005 and 2/29/2004
 Consolidated Statements of Cash Flows
  for the Six Months ended 2/28/2005 and 2/29/2004
 Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page

1. Articles of Incorporation/Bylaws as currently in effect: 154
   1.1. Certificate of Continuance, Yukon; dated 12/3/2002
   1.2. Articles of Continuation, dated 11/20/2002
   1.3. Altered Memorandum, dated 3/20/2000
   1.4. By-Laws of Tournigan Gold Corporation; dated 8/14/2002

2. Instruments defining the rights of holders of equity or debt securities being registered.
   --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
   a. 1. Memorandum of Understanding with Brett Resources Inc. concerning the El Potosi project and Cerro Pedernal project, dated 8/24/2002 175
      2. Option Agreement with Condor Securities Limited concerning the El Potosi and Cerro Pedernal projects, dated 2/18/2004 177
      3. Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects Deed of Assignment and Assumption, dated February 2004 201
      4. Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects Variation Agreement, dated 11/30/2004 209
   b. 1. Option Agreement with Strongbow Resources Inc. concerning the Curraghinalt property, dated 2/5/2003 210
      2. Option Agreement with Strongbow Resources Inc. concerning the Tyrone property, dated 2/5/2003 243
      3. Letter of Intent with Strongbow Resources Inc. to purchase Ulster Minerals Limited, dated 2/12/2004 275
      4. Pooling Agreement with Strongbow Resource Inc. in respect of shares issued pursuant to the Letter of Intent with Strongbow Resources Inc., dated 2/12/2004 283
      5i. Royalty Agreement with Minco Plc in respect of a 2% net smelter royalty from possible future production from the Curraghinalt gold project, dated 12/13/2004 288
      5ii.(as amended 8/20/2004) 295
   c. 1. Letter of Intent with Argosy Mineral Inc. to purchase Kremnica Gold a.s., dated 3/11/2003 297
      2. Share Purchase Agreement with Argosy Mineral Inc. to purchase Kremnica Gold a.s., dated 7/9/2003 300
      3. Loan Agreement with Quest Capital Corp., dated 7/8/2003 326

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: 338
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary

12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 339
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 340

13i. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 341
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 342

14. Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15. Additional Exhibits:
    a. Consent of Auditor, Bedford Curry & Co., dated 5/12/2005 343

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

For the Years Ended August 31, 2004 and 2003

BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

Michael J. Bedford Inc.
Fernando J. Costa Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tournigan Gold Corporation

We have audited the accompanying consolidated balance sheets of Tournigan Gold Corporation and subsidiaries as of August 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tournigan Gold Corporation and subsidiaries at August 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with Canadian generally accepted accounting principles.



Vancouver, British Columbia, Canada
December 24, 2004

Bedford Curry & Co.
CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying consolidated financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated December 24, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.



Vancouver, British Columbia, Canada
December 24, 2004

Bedford Curry & Co.
CHARTERED ACCOUNTANTS

Suite 801 - 1281 West Georgia Street, Vancouver, B.C. V6E 3J7
Tel. (604) 689-4352 Fax (604) 688-4338 e-mail: bc@bedfordcurry.com
www.bedfordcurry.com

Russell Bedford
Member of
Russell Bedford International

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31, 2004		August 31, 2003
ASSETS			
Current			
Cash and cash equivalents	$ 3,790,091	$	197,348
Other receivables	64,634		56,838
Loan receivable (note 3)	50,958		-
Prepaid expenses and deposits	70,453		43,707
Total Current Assets	3,976,136		297,893
Due from related parties (notes 4 and 13)	29,063		-
Mineral properties **(note 6)**	6,074,141		1,339,099
Long term investment **(note 7)**	200,000		-
Property and equipment **(note 8)**	113,515		27,941
TOTAL ASSETS	$ 10,392,855	$	1,664,933
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current			
Accounts payable and accrued expenses	$ 581,928	$	692,856
Due to related parties (notes 4 and 13)	139,128		124,991
Loans payable	-		592,000
Total Current Liabilities	721,056		1,409,847
Stockholders' equity			
Common stock (note 10)	40,533,481		28,746,977
Additional paid-in capital	646,682		18,400
Special warrants	-		629,054
Share subscriptions	-		50,000
Accumulated deficit prior to the exploration stage	(27,750,178)		(27,750,178)
Accumulated deficit during the exploration stage	(3,758,186)		(1,439,167)
Total Stockholders' equity	9,671,799		255,086
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,392,855	$	1,664,933

On behalf of the Board:

" Hein Poulus"   *"Damien Reynolds"*

Director   Director

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on September 1, 2002, to August 31, 2004	Year ended August 31, 2004	Year ended August 31, 2003
OPERATING EXPENSES			
Consulting fees and salaries	$ 1,075,985	$ 662,254	$ 413,731
Travel	589,776	342,598	247,178
Consulting fees - stock-based compensation (note 11)	581,500	581,500	-
Legal and professional fees	429,186	207,073	222,113
Property investigations	281,470	18,741	262,729
Promotion and investor relations	208,970	136,121	72,849
Office, postage, and couriers	111,831	66,993	44,838
Communications	100,543	63,742	36,801
Regulatory fees	95,364	55,455	39,909
Printing	64,263	34,922	29,341
Financing fees	62,500	62,500	-
Rent	58,962	22,830	36,132
Dues, fees, and subscriptions	35,851	26,667	9,184
B.C. Capital Tax	35,278	35,278	-
Amortization	20,746	17,219	3,527
Commissions	9,100	-	9,100
Write-off of mineral property interests	420	420	-
Loss from Operations	(3,761,745)	(2,334,313)	(1,427,432)
OTHER INCOME (EXPENSES)			
Interest income	32,131	27,250	4,881
Gain on write-down of accounts payable	21,058	21,058	-
Gain on sale of mineral property interests (note 7)	2,157	2,157	-
Foreign exchange gain (loss)	(14,916)	(22,965)	8,049
Interest and bank charges	(36,871)	(12,206)	(24,665)
	3,559	15,294	(11,735)
NET LOSS	(3,758,186)	(2,319,019)	(1,439,167)
Basic and diluted net loss per share		$ (0.06)	$ (0.16)
Weighted average number of issued shares used to compute net earnings (loss) per share		35,707,931	9,186,184

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Cumulative from inception of exploration stage on September 1, 2002 to August 31, 2004	Year ended August 31, 2004	Year ended August 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the period	$ (3,758,186)	$ (2,319,019)	$ (1,439,167)
Items not affecting cash:			
Amortization	20,746	17,219	3,527
Financing fee	62,500	62,500	-
Gain on write-down of accounts payable	(21,058)	(21,058)	-
Gain on sale of mineral properties	(2,157)	(2,157)	-
Stock-based compensation	581,500	581,500	-
Write-off of mineral property	420	420	-
Changes in non-cash working capital items:			
Increase in other receivables	(60,540)	(7,796)	(52,744)
Increase in prepaid expenses and deposits	(64,453)	(26,746)	(37,707)
Increase in loan receivable	(50,958)	(50,958)	-
Increase (decrease) in accounts payable	441,007	(89,870)	530,877
Net cash used by operating activities	**(2,851,179)**	**(1,855,965)**	**(995,214)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures on mineral property interests	(3,398,195)	(2,565,905)	(832,290)
Purchase of property and equipment	(127,261)	(102,793)	(24,468)
Business acquisition	(500,000)	-	(500,000)
Cash from business acquisition	1,000	-	1,000
Net cash used by investing activities	**(4,024,456)**	**(2,668,698)**	**(1,355,758)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	9,947,380	8,724,332	1,223,048
Increase (decrease) in loans payable	(64,785)	(592,000)	527,215
Advances from (to) related parties	60,953	(14,926)	75,879
Issuance of special warrants	629,054	-	629,054
Increase in share subscriptions	35,000	-	35,000
Net cash provided by financing activities	**10,607,602**	**8,117,406**	**2,490,196**
Increase in cash and cash equivalents during the period	**3,731,967**	**3,592,743**	**139,224**
Cash and cash equivalents, beginning of period	**58,124**	**197,348**	**58,124**
Cash and cash equivalents, end of period	**$ 3,790,091**	**$ 3,790,091**	**$ 197,348**

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Stockholders' Equity
(Expressed in Canadian Dollars)

For the years ended August 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Share Subscriptions	Total Accumulated Deficit	Total
	Shares	Amount				
Balance at September 1, 2002 – Inception of Exploration Stage	6,898,058	$27,523,929	18,400	15,000	(27,750,178)	$(192,849)
Common stock issued for cash at $0.10 per share	1,000,000	100,000	-	-	-	
Common stock issued for cash at $0.25 per share	5,000,000	1,250,000	-	-	-	
Common stock issued for agent's fee at $0.25 per share	150,000	-	-	-	-	
Share subscriptions	-	-	-	664,054	-	
Share issue costs	-	(126,952)	-	-	-	
Net loss	-	-	-	-	(1,439,167)	
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086
Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-	
Common stock issued for finder's fee at $0.15 per share	114,000	17,100	-	-	-	
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-		-	
Common stock issued for cash private placement at $0.25 per share	10,295,000	2,573,750	-	-	-	
Common stock issued for cash stock options exercised	825,000	239,800	(35,771)	(50,000)	-	
Common stock issued for cash warrants exercised	5,974,873	1,910,540	-	-	-	
Common stock issued for cash private placement at $0.45	10,276,112	4,624,248	-	-	-	
Common stock issued for agent's fee at $0.45 per share	203,610	-	-	-	-	
Common stock issued for mineral property at $0.29 per share	60,000	17,400	-	-	-	
Common stock issued for mineral property at $0.47 per share	5,000,000	2,350,000	-	-	-	
Share issue costs	-	(637,888)	-	-	-	
Stock-based compensation	-	-	664,053	-	-	
Net loss	-	-	-	-	(2,319,019)	
Balance, August 31, 2004	50,456,653	$40,533,481	$646,682	$ -	$(31,508,364)	$9,671,799

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and on the Berlin-Bremen and Frankfurt Stock Exchanges in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company has been in the exploration stage since September 1, 2002, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $27,750,178. The consolidated statements of operations and the consolidated statements of cash flows include cumulative amounts from the inception of the exploration stage on September 1, 2002.

At August 31, 2004, the Company had working capital (deficiency) of $3,255,080 (2003 - $1,111,954) and incurred a loss of $ 2,319,019 (2003 - $1,439,167) for the year then ended. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ulster Minerals Limited, a Northern Ireland corporation acquired in 2004, Dalradian Gold Limited, a Northern Ireland corporation incorporated by the Company in 2003, and Kremnica Gold, a.s., a Slovak Republic corporation acquired in 2003. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents - Cash and cash equivalents consist of cash and investments in money market instruments with a term to maturity of 180 days or less.

Mineral property interests - The Company accounts for mineral property interests in accordance with the Canadian Institute of Chartered Accountants ("CICA") handbook section 3061 – "Property, plant and equipment" and abstract EIC-126 of the Emerging Issues Committee ("EIC-126"). CICA 3061 provides for the capitalization of the acquisition and exploration costs of mining interests where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the interests.

Mineral property interests include initial acquisition costs and related option payments, which are recorded when paid. Option payments receivable by the Company are credited against mineral property interests when received. Exploration costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recoverable. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property interest not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.

Accounting standards subsequently issued by the CICA (CICA 1581 and CICA 3062) dealing with intangible assets include reference to "use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its option and lease interests as having the characteristics of property, plant and equipment.

The Company reviews the carrying value of mineral property interests for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Environmental protection and reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future rehabilitation and site restoration costs are considered minimal.

Long term investment – The Company's long-term investment consists of non-marketable equity securities. This investment, for which the Company does not have the ability to exercise significant influence in the underlying company, is accounted for under the cost method of accounting. Dividends and other distributions of earnings, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investment, and as of August 31, 2004, the investment was recorded at the lower of cost or estimated net realizable value. The long term investment is comprised of 8,000,000 common shares of Condor Securities Limited, a private Australian company.

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Stock-based compensation - The Company has a stock option plan as described in note 11. On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003. The Company also records stock-based compensation in respect of agents' warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue. On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital. The effect of the adoption of these recommendations is described in notes 10 and 11.

Translation of foreign currencies - The Company's functional currency is the Canadian dollar and the consolidated financial statements are also expressed in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenues and expenses are translated at the rates of exchange in effect on the dates of the related transactions. Non-monetary assets and non-monetary liabilities are translated at the historic rates in effect when the assets were acquired or liabilities incurred. Exchange gains and losses arising on translation are included in determining current earnings.

Net loss per share - The Company uses the "treasury stock method" in computing loss per share. Under this method, basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2004 and 2003, the existence of warrants and options affects the calculation of net loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported net loss per share, fully diluted net loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses for the period. Actual results could differ from those estimates.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

3. LOAN RECEIVABLE

The loan receivable from the Company's President is non-interest bearing, secured by a promissory note and is due on February 25, 2005. It is management's opinion that no allowance for doubtful collection is required as the loan is expected to be repaid in full on the due date.

4. DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

5. BUSINESS COMBINATIONS

Slovakia- On July 11, 2003, the Company completed the acquisition of all the outstanding shares of Kremnica Gold, a.s. ("Kremnica"), a Slovak Republic corporation, from Argosy Minerals Inc., an Australian publicly listed mining company. The purchase price was $500,000. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 1,000
Prepaid expenses	1,000
Fixed assets	7,000
Mineral properties	498,000
Accounts payable	(7,000)
Purchase price	$ 500,000

Northern Ireland - On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. ("Strongbow") to acquire Strongbow's wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects in County Tyrone, Northern Ireland. The letter specifies that the Company issue 5,000,000 common shares to Strongbow upon completion of a definitive agreement, and 5,000,000 common shares upon the decision of the Company's Board to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Ulster had no assets other than mineral properties and no liabilities on the acquisition date. The purchase price in the business combination has therefore been allocated entirely to the Company's mineral properties.

On April 30, 2004, the Company issued 5,000,000 common shares pending final closing of the acquisition, and recorded the fair value of $2,350,000 as an addition to mineral properties. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods. The acquisition closed on December 16, 2004 (see note 18). The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

6. MINERAL PROPERTIES

Northern Ireland - Prior to the business combination with Ulster Minerals Limited, described in note 5, the Company had conducted exploration on the properties under the terms of a letter agreement with Strongbow, dated November 7, 2002. The letter agreement provided the Company to acquire up to a 100% interest in two exploration licenses (the Curraghinalt and Tyrone gold projects) in County Tyrone, Northern Ireland. In February 2003, a formal option agreement for each license was executed with Strongbow. The Company was to earn its 100% interest over a seven year period.

The Company has also applied for certain other exploration licenses in Northern Ireland, which cover a total of an additional 1,056 square kilometres.

Slovak Republic - The principal asset of Kremnica Gold, a.s., a wholly-owned subsidiary of the Company, is the Kremnica Gold Project, a mining license covering 11.8 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation

Republic of Ireland – The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometres, which expire on September 11, 2009. Two of these licenses were acquired by the issuance of 60,000 common shares of the Company (note 10).

British Columbia, Canada – The Company holds 31 mining claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division. During the year, the Company initiated a review of its B.C. mining claims, resulting in the renewal of 8 mining claims in the Skeena Mining Division. A total of 23 other claims, previously written off for accounting purposes by the Company, were allowed to lapse. All remaining claims will be retained until the properties can be further assessed.

El Salvador – The Company's mineral projects in El Salvador, comprised of options to earn interests in certain mineral licenses, were sold during the year. Disclosure of the properties and the terms of sale are provided in note 7.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

6. MINERAL PROPERTIES (cont'd…)

Year ended August 31, 2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL
Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs:	2,350,701	-	-	23,807	2,374,508
Exploration costs:					
Assays	116,007	54,475	10,532	-	181,014
Consulting and salaries	112,368	174,148	17,537	-	304,053
Data compilation	149,431	6,241	-	-	155,672
Development plans	31,841	26,489	-	-	58,330
Drilling	608,035	89,801	-	-	697,836
Environmental studies	33,131	-	-	-	33,131
Fees, dues, licenses, insurance, taxes	40,532	28,535	-	980	70,047
Field supplies	39,491	27,803	1,295	-	68,589
Field technicians	27,509	-	-	-	27,509
Geochemical surveys	22,269	2,500	-	-	24,769
Geologist	249,269	28,884	17,764	3,477	299,394
Geophysical IP surveys	4,139	-	-	-	4,139
Legal	-	16,068	10,075	-	26,143
Mapping	7,064	7,571	-	-	14,635
Office, postage, couriers	30,456	3,446	952	-	34,854
Project management	126,176	-	-	-	126,176
Pre-feasibility study	173,042	-	-	-	173,042
Reconnaissance geology, sampling	12,851	33,101	-	-	45,952
Rehabilitation	6,351	-	-	-	6,351
Rent, heat, gas	34,077	6,174	-	-	40,251
Satellite imaging	15,332	-	-	-	15,332
Surveys	14,443	57,827	-	-	72,270
Travel	32,432	30,484	8,403	4,222	75,541
Trenching	3,767	-	-	-	3,767
Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:					
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)
Net change	4,204,714	593,547	(131,285)	32,066	4,735,042
Balance – end of year	$4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

6. **MINERAL PROPERTIES** (cont'd…)

Year ended August 31, 2003	*Curraghinalt* Northern Ireland	*Kremnica* Slovak Republic	*El Potosi & Cerro Pedernal* El Salvador	Other	TOTAL
Balance - beginning of year	$ -	-	8,809	-	8,809
Acquisition costs:	7,042	498,000	75,203	23,487	603,732
Exploration costs:					
Communications	950	-	-	-	950
Consulting and salaries	116,743	3,700	23,556	-	143,999
Data compilation	28,884	-	-	-	28,884
Development plans	37,971	-	-	-	37,971
Drilling	170,228	-	-	-	170,228
Field supplies	3,141	-	-	-	3,141
Field technicians	6,756	-	-	-	6,756
Geochemical surveys	46,627	-	-	-	46,627
Geologist	52,654	-	-	-	52,654
Geophysical IP surveys	6,772	-	-	-	6,772
Legal	25,274	-	5,661	-	30,935
Mapping	2,522	-	-	-	2,522
Office, postage, couriers	3,301	-	-	-	3,301
Option fee	5,730	-	4,012	-	9,742
Project management	58,415	-	5,856	-	64,271
Reconnaissance geology, sampling	8,371	518	-	-	8,889
Rent, heat, gas	15,418	-	-	-	15,418
Satellite imaging	-	-	3,410	-	3,410
Structural analysis	16,865	-	-	-	16,865
Travel	61,120	-	4,778	-	65,898
Trenching	7,325	-	-	-	7,325
Balance – end of year	$ 682,109	502,218	131,285	23,487	1,339,099

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

7. LONG TERM INVESTMENT

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited ("Condor"), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000. The investment in Condor represents 24% of Condor's outstanding common shares. However, management does not consider the investment to be an equity investment because the Company does not have, nor will have the ability to exercise significant influence on the affairs of Condor. Consequently, the investment is carried at cost.

Post-closing terms of the agreement require that Condor list its common shares on a Canadian or Australian stock exchange by July 31, 2005. If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects. As of June 30, 2004, Condor had expended approximately $320,000 on the projects.

The Company incurred total costs of $197,843 on its El Salvador projects and consequently, a gain of $2,157 was recorded on disposition of the projects.

Previously, on August 24, 2002, the Company had entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project. Condor has continued to maintain the projects in good standing.

8. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	**August 31, 2004**	August 31, 2003
Computer and electronic equipment	$ 64,266	12,866	**51,400**	17,008
Office and field equipment	65,573	6,053	**59,520**	9,530
Leasehold improvements	1,608	107	**1,501**	-
Software	2,814	1,720	**1,094**	1,403
	$ 134,261	20,746	**113,515**	27,941

9. LOANS PAYABLE

	2004	2003
Bridge loan, due to Quest Capital Inc., repayable on December 31, 2003, priority repayment on any equity or convertible debt financing, bearing interest at 12% per annum compounded monthly and payable monthly, plus a bonus payment of 250,000 common shares of the Company, secured by a General Security Agreement and the shares of Kremnica Gold, a.s.	$ -	550,000
Loan payable, unsecured, without interest or fixed terms of repayment, due on demand.	-	42,000
	$ -	592,000

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

10. COMMON STOCK

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows**:**

	2004		2003	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of year	13,048,058	$28,746,977	6,898,058	$27,523,929
Shares issued for cash and other:				
Private placements	20,571,112	7,197,998	5,000,000	1,250,000
Warrants	5,974,873	1,910,540	1,000,000	100,000
Mineral properties	5,060,000	2,367,400	-	-
Conversion of special				
warrants	4,524,000	646,154	-	-
Options	825,000	239,800	-	-
Financing fee	250,000	62,500	-	-
Agents' fees	203,610	-	150,000	-
Share issuance costs	-	(637,888)	-	(126,952)
Balance, end of year	50,456,653	$40,533,481	13,048,058	$28,746,977

Private placement – On May 11, 2004, the Company completed a partially brokered private placement of 10,276,107 units at $0.45 per unit for total gross proceeds of $4,624,248. An additional 203,610 units at the offering price of $0.45 per share for a total value of $91,625 were issued as partial payment of commissions, for a total of 10,479,717 units issued. Each unit consisted of one common share and ½ share purchase warrant. One whole share purchase warrant is exercisable at $0.65 per share until November 14, 2005.

The agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in the above-noted 203,610 units consisting of one common share and ½ share purchase warrant. The agents were also issued agent's options consisting of 1,016,499 agent's units, with each unit comprised of one common share and ½ agent's share purchase warrant. The 1,016,499
agent's options are exercisable at $0.70 per unit until November 11, 2005, and the 508,248 agent's warrants are exercisable into 508,248 common shares at $1.00 per share until November 11, 2005.

The private placement funds were raised to complete pre-feasibility studies on the Company's Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital. During the year ended August 31, 2004, none of the warrants from this private placement were exercised.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

10. COMMON STOCK (cont'd…)

Private placement - On October 22, 2003, the Company completed a partially brokered private placement of 10,295,000 units at $0.25 per unit for total gross proceeds of $2,573,750. Each unit consisted of one common share and ½ share purchase warrant. One whole share purchase warrant is exercisable at $0.30 per share until December 31, 2004. The agents received a commission of 7% of the brokered amount of the financing, plus 904,000 warrants exercisable under the same terms as above. Funds were used to repay the loan from Quest Capital Inc. (note 9), to advance the Company's mineral projects in Northern Ireland and Slovakia, and for general working capital. During the year ended August 31, 2004, 771,500 whole warrants from this private placement were exercised.

Short Form Offering Document - On April 10, 2003, the Company completed a financing by issuing 5,000,000 units at $0.25 per unit for gross proceeds of $1,250,000. Each unit consisted of one common share and one common share purchase Warrant. Two Warrants entitled the holder to acquire an additional common share at a price of $0.40 per share for a period of 12 months until April 12, 2004. The agent was issued 150,000 common shares as a corporate finance fee and was paid a commission of ($87,500). The agent also received an "Agent's Warrant" entitling the agent to purchase 750,000 common shares at a price of $0.25 per share until April 12, 2004. The offering raised funds to develop the Company's gold projects in Northern Ireland and El Salvador. During the year ended August 31, 2004, 3,161,000 warrants were exercised, and 89,000 warrants expired.

Special Warrants Financing - On September 27, 2002, the Company completed a partially brokered financing by issuing 4,410,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $661,500. Costs of the financing amounted to $32,446, resulting in net proceeds to the Company of $629,054. On September 16, 2003, each Special Warrant was converted into one unit consisting of one common share and ½ share purchase warrant. Upon conversion, two half-warrants became exercisable into one common share at $0.25 per share, expiring September 27, 2004. As part of the financing, the agent was issued 114,000 Series "A" Special Warrants which converted directly into 114,000 common shares on September 16, 2003. The agent was also issued 285,000 Series "B" Special Warrants which converted on September 16, 2003 into 285,000 warrants exercisable into 285,000 common shares at $0.25 per share, until September 27, 2004. During the year ended August 31, 2004, 1,119,582 warrants from this Special Warrants Financing were exercised at $0.25 per warrant. Subsequent to year end, the remaining 1,370,418 warrants were exercised.

Shares issued for property interests - The Company entered into two agreements to earn interests in mineral properties by issuing 5,000,000 common shares and 60,000 common shares, as described in notes 5 and 6.

Escrow shares - As at August 31, 2004 and 2003, there were 9,375 common shares held in escrow.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

10. COMMON STOCK (cont'd…)

Warrants – The Company has share purchase warrants outstanding as follows:

Year ended August 31, 2004:

Exercise Price	Balance August 31, 2003	Issued	(Exercised)	(Expired)	Balance August 31, 2004	Expiry Date
$0.25	750,000	-	(750,000)	-	**-**	April 12, 2004
$0.40	2,500,000	-	(2,473,500)	(26,500)	**-**	April 12, 2004
$0.25	860,289	2	(860,291)	-	**-**	August 2, 2004
$0.25	285,000	2,205,000	(1,119,582)	-	**1,370,418**	September 27, 2004
$0.30	-	6,051,500	(771,500)	-	**5,280,000**	December 31, 2004
$0.27	125,000	-	-	-	**125,000**	July 10, 2005
$0.70	-	1,016,499	-	-	**1,016,499**	November 11, 2005
$1.00	-	508,248	-	-	**508,248**	November 11, 2005
$0.65	-	5,239,857	-	-	**5,239,857**	November 14, 2005
	4,520,289	15,021,106	(5,974,873)	(26,500)	**13,540,022**	

Year ended August 31, 2003:

Exercise Price	Balance August 31, 2002	Issued	(Exercised)	(Expired)	Balance August 31, 2003	Expiry Date
$0.10	1,000,000	-	(1,000,000)	-	**-**	July 5, 2003
$0.25	-	750,000	-	-	**750,000**	April 12, 2004
$0.40	-	2,500,000	-	-	**2,500,000**	April 12, 2004
$0.25	860,289	-	-	-	**860,289**	August 2, 2004
$0.25	-	285,000	-	-	**285,000**	September 27, 2004
$0.27	-	125,000	-	-	**125,000**	July 10, 2005
	1,860,289	3,660,000	(1,000,000)	-	**4,520,289**	

Under its existing accounting policy for stock-based compensation, the Company recognizes a share issuance cost for the fair value of agents warrants granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of agents warrants granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value the agents' warrants. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

10. COMMON STOCK (cont'd…)

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004	Year ended August 31, 2003
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	98.4%	100.5%
Expected life of warrants	2.0 years	2.0 years
Weighted average fair value of warrants issued during year	$0.26 per share	$0.13 per share

Total stock-based compensation from the issuance of agents' warrants for the year ended August 31, 2004 is $82,553 (2003, pro-forma - $90,000).

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option's maximum term is ten years from the grant date.

The Company's previous stock option plan reserved a total of 2,000,000 common shares. Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date. Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.

A summary of the changes in the Company's stock option plan for the years ended August 31, 2004 and 2003 is presented below.

	2004		2003	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price
Outstanding – beginning of year	**2,000,000**	**$ 0.25**	-	$ -
Granted	**2,200,000**	**0.36**	2,000,000	0.25
Exercised	**(825,000)**	**0.25**	-	-
Expired	**(450,000)**	**0.25**	-	-
Outstanding – end of year	**2,925,000**	**$ 0.33**	2,000,000	$ 0.25

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd…)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2003	Issued	(Exercised and Expired)	August 31, 2004	Expiry Date
$0.25	1,550,000	-	(1,125,000)	**425,000**	May 21, 2008
$0.25	450,000	-	-	**450,000**	June 11, 2008
$0.25	-	400,000	(100,000)	**300,000**	September 30, 2008
$0.35	-	1,350,000	(50,000)	**1,300,000**	January 29, 2009
$0.50	-	450,000	-	**450,000**	April 2, 2009
	2,000,000	2,200,000	(1,275,000)	**2,925,000**	

Under its existing accounting policy for stock-based compensation, the Company recognizes a share value of options granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.   The model requires management to make estimates, which are subjective and may not be representative of actual results.   Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004	**Year ended August 31, 2003**
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	98.4%	100.5%
Expected life of warrants	2.0 years	2.0 years
Weighted average fair value of options granted during year	$0.26 per share	$0.13 per share

Total stock-based compensation for the year ended August 31, 2004 is $581,500 for consulting fees and salaries in respect of options granted. If the fair value had been recognized for the year ended August 31, 2003, the Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended August 31, 2003, as reported	$(1,439,167)
Compensation expense related to the fair value of stock options	(268,000)
Pro forma net loss for the year ended August 31, 2003	$(1,707,167)
Basic loss per share, as reported	$(0.16)
Pro forma basic loss per share	$(0.19)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

12. SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003
Cash paid during the year for interest	$ 4,159	$ -

(a) During the year ended August 31, 2004, the Company:

   i)   incurred a financing fee of $62,500 by issuing 250,000 shares at a fair value of $0.25 per share, pursuant to a loan agreement between the Company and Quest Capital Corp.;

   ii) issued 203,610 common shares at a fair value of $0.45 per share as agents' fees (note 10);

   iii) issued 5,000,000 common shares at a fair value of $0.47 per share to acquire Ulster Minerals Limited (note 5);

   iv) issued 60,000 common shares at a fair value of $0.29 per share to acquire exploration licenses in the Republic of Ireland (note 6); and

   v)   disposed of its El Salvador mineral projects for share consideration with a fair value of $200,000 (see note 7).

(b) During the year ended August 31, 2003, the Company issued 150,000 shares as agent's fees.

13. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the period:

 (a) Incurred consulting fees of $450,475 (2003 - $149,955) to related parties, comprised of:

   i)   directors' fees of $97,000 (2003 - $nil);
   ii)   chairman's fees of $30,000 (2003 - $nil);
   iii) officers fees of $67,000 (2003 - $nil);
   iv)   fees of $25,000 (2003 - $nil) from a company controlled by an officer;
   v)   professional fees of $180,000 (2003 - $ 92,500) from a company controlled by the President;
   vi)   professional fees of $25,000 (2003 - $nil) from companies controlled by directors; and
   vii) professional fees of $26,475 (2003 - $57,455) from directors.

 (b) Incurred geological consulting fees of $18,025 (2003 - $38,661) from a director, which was capitalized to mineral properties.

 (c) Due to related parties of $139,128 (2003 - $63,375) is comprised of: $131,000 (2003 - $63,375) payable to directors and officers for unpaid consulting fees, $3,128 (2003 - $nil) payable to the President for expenses incurred, legal fees of $5,000 (2003 - $nil) payable to the corporate secretary, and legal fees of $nil (2003: $61,616) payable to a law firm of which the principal was the former corporate secretary (see note 4).

 (d) Incurred legal fees of $61,022 (2003- $98,465) to a law firm in which a principal was the former corporate secretary. The Company paid consulting fees of $5,000 (2003- $ nil) to the current corporate secretary.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

13. RELATED PARTY TRANSACTIONS (cont'd…)

(e) Charged expense reimbursements of $49,026 (2003 - $nil) from Lalo Ventures Ltd. ("Lalo"), a public company related by certain common officers, (comprising rent of $17,625 and office expenses of $31,401), and $11,843 (2003 - $nil) from Exeter Resource Corporation ("Exeter"), a public company related by a common director, (comprised of rent of $7,500 and office expenses of $4,343). The reimbursements are recorded as offsets to the underlying expense item. Due from related parties includes $20,326 due from Lalo and $5,376 due from Exeter (see note 4).

(f) The President is indebted to the Company as described in note 3.

14. INCOME TAXES

Income tax expense attributable to income from operations was $nil for the year ended August 31, 2004 (2003 - $nil).

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2004 and 2003 are presented below:

	2004	2003
Non-capital loss carry-forwards	2,096,295	1,561,562
Mineral properties	3,083,963	3,084,932
Share issuance costs	225,731	60,981
Valuation allowance	(5,405,990)	(4,707,474)
	$ -	$ -

Based upon the level of historical taxable income and projections for future taxable income over the years which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has exploration and development expenditures of $9,812,791 (2003: $9,117,559) and non-capital losses of $5,885,164 (2003: $4,383,946) available to reduce future Canadian taxable income. There are no expiry limitations with respect to the exploration and development expenditures. The non-capital losses expire as follows:

Year	$
2005	786,256
2006	810,632
2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2014	2,435,391
	$ 5,885,164

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, other receivables, due from related parties, loan receivable, long term investments, accounts payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

16. SEGMENTED INFORMATION

The Company operates in a single business segment, mineral exploration.

The Company operates in four (2003 - five) geographic segments of which only three (2003 - three) are reportable segments. The accounting policies for the segments are the same as those described in note 2 to the consolidated financial statements.

Geographic distribution of operating results is as follows:

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$5,108,090	1,255,944	3,997,374	31,447	10,392,855
Mineral properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	85,348	4,381	2,229,290	-	2,319,019
Significant non-cash items	2,350,000	-	(62,500)	(180,443)	2,107,057
Property and equipment additions	-	39,744	63,049	-	102,793
Interest revenue	-	5,736	21,514	-	27,250
Amortization	-	4,381	12,838	-	17,219
Interest expense	285	-	11,921	-	12,206

August 31, 2003	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 736,955	511,218	270,408	146,352	1,664,933
Net loss	9,889	12,200	1,417,078	-	1,439,167
Mineral properties	682,109	502,218	8,420	146,352	1,339,099
Property and equipment additions	-	-	24,468	-	24,468
Interest expense	72	-	24,593	-	24,665
Interest revenue	-	-	4,881	-	4,881
Amortization	-	-	3,527	-	3,527

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

17. CONTINGENCIES AND COMMITMENTS

Litigation

(a) On February 19, 1999, the Company received a writ of summons filed in the Supreme Court of British Columbia by Orovi Corporation ("Orovi") relating to exploration activities in Ghana, to which the Company filed a statement of defense. Orovi has taken no further action on the matter since serving the writ on the Company. The directors believe the claim is without merit.

(b) In 1999, the Company's then subsidiary in Mali, now defunct, was alleged by the Government of Mali to have imported certain mining equipment without Customs' declaration. To the best of management's knowledge no action regarding the claim has been made against the Company.

Premises leases - On April 1, 2004 the Company entered into a five year plus three month lease agreement for office space. Annual commitments over the term of the lease are: $107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008, and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses - The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic. Licenses in each country have the following commitments for exploration expenditures for the 2005 calendar year:

Northern Ireland	$ 721,000
Republic of Ireland	$ 84,000
Slovak Republic	$ 24,000

Acquisitions – In connection with the purchase of Ulster as described in note 5, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company's board of directors to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carryforwards when utilized.

18. SUBSEQUENT EVENTS

i)   Subsequent to year end, the Company issued 1,370,415 common shares in respect of the exercise of warrants at $0.25 per share, 1,732,500 common shares in respect of the exercise of warrants at $0.30 per share, 75,000 common shares in respect of the exercise of stock options at $0.25 per share and 30,000 common shares in respect of the exercise of stock options at $0.35 per share. Total proceeds from the warrants and stock options exercised were $862,354 and $29,250 respectively.

ii)   On September 17, 2004, the Company granted 2,035,000 stock options exercisable at $0.45 per share for a period of 5 years to directors, employees and consultants.

iii)   On December 16, 2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000. A finder's fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed is payable to a third party. The shares are subject to a four-month trading hold period expiring on April 10, 2005.

iv)   On December 16, 2004, the closing of the Ulster agreement was completed (see note 5).

v)   Chairman's fees of $30,000, recorded as payable to related parties as disclosed in note 13, were paid on September 29, 2004.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

19. COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year's presentation. Such re-classification is for presentation purposes only and has no effect on previously-reported results.

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below

(a) Stock-based compensation

The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at August 31, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options beginning with its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003. The Company also records stock-based compensation in respect of agents' warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue. On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital. The effect of the adoption of these recommendations is described in notes 10 and 11.

The following is a summary of the status of stock options outstanding at August 31, 2004:

		Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
$0.25	425,000	3.70	$0.25		425,000	$0.25
$0.25	450,000	3.78	$0.25		337,500	$0.25
$0.25	300,000	4.12	$0.25		300,000	$0.25
$0.35	1,300,000	4.42	$0.35		1,225,000	$0.35
$0.50	450,000	4.58	$0.50		190,000	$0.50
	2,925,000				**2,477,500**	

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

The following is a summary of the status of stock options outstanding at August 31, 2003:

		Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price		Number	Weighted Average Exercise Price
$0.25	2,000,000	4.72	$0.25		2,000,000	$0.25

(b) Income taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

(c) Mineral properties

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are currently no capitalized properties for U.S. GAAP purposes. Exploration costs expensed under U.S. GAAP during the years ended August 31, 2004 and 2003 were $4,933,305 and $1,330,290 respectively.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. During the year ended August 31, 2004, the Company did not own any securities classified as either trading or held to maturity. However, at August 31, 2004, the Company did own securities classified as available-for-sale.

The Company's long-term investment consists of equity securities and is classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At August 31, 2004, the market value of the Company's long-term investment was $205,309.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(e) Comprehensive income

The Company follows the recommendations of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), in reporting and displaying comprehensive income and its components. Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under U.S. GAAP. SFAS No. 130 requires unrealized gains and losses on the Company's foreign currency translation to be included in comprehensive income.

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of August 31, 2004, the Company had 2,925,000 (2003 - 2,000,000) stock options outstanding and 13,540,022 (2003 - 4,520,289) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(h) Recent accounting pronouncements

Since July, 2001, the United States Financial Accounting Standards Board ("FASB") has issued pronouncements pursuant to Statements of Financial Accounting Standards ('SFAS") and Interpretations ('FIN") which are shown in the table below. The standards listed in the table have not had a material effect on the Company's financial position or results of operations.

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	"Business Combinations" and "Goodwill and Other Intangible Assets."
July 2001	SFAS 143	"Accounting for Asset Retirement Obligations."
August 2001	SFAS 144	"Accounting for the Impairment or Disposal of Long-Lived Assets."
April 2002	SFAS 145	"Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."
June 2002	SFAS 146	"Accounting for Costs Associated with Exit or Disposal Activities."
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	"Accounting for Revenue Arrangements with Multiple Deliverables."
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"
May 2003	SFAS 150	"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 required disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's 2003 fiscal year. The interim disclosure requirements became effective for the second quarter of the Company's 2003 fiscal year.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensations." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of stockholders' equity and deficit, are as follows:

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003

20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of Operations and Comprehensive Loss

	2004	2003
Net loss as reported in accordance with Canadian GAAP	$ (2,319,019)	$ (1,439,167)
Adjustments:		
Amortization	(4,963)	(1,278)
Foreign currency translation	9,530	(1,549)
Stock based compensation	581,500	-
Mineral property costs expensed	(4,933,305)	(1,330,290)
Mineral property costs written-off	420	-
Mineral property disposed	197,843	-
Net loss under U.S. GAAP	(6,467,994)	(2,772,284)
Comprehensive loss – foreign currency translation	(9,530)	1,549
Total comprehensive loss under U.S. GAAP	(6,477,524)	(2,770,735)
Net loss per share under U.S. GAAP	$ (0.18)	$ (0.30)
Weighted average number of shares outstanding under U.S. GAAP	35,707,931	9,186,184

Balance Sheets

	2004	2003
Total assets under Canadian GAAP	$ 10,392,855	$ 1,664,933
Adjustments to U.S. GAAP:		
Deferred mineral property costs	(6,074,141)	(1,339,099)
Amortization	(6,241)	(1,278)
Total assets under U.S. GAAP	$ 312,473	324,556
Total liabilities under Canadian GAAP	$ 721,056	$ 1,409,847
Adjustments to U.S. GAAP:	-	-
Total liabilities under U.S. GAAP	721,056	1,409,847
Total stockholders' equity under Canadian GAAP	9,671,799	255,086
Adjustments to U.S. GAAP:		
Deferred mineral property costs	(6,074,141)	(1,339,099)
Amortization	(6,241)	(1,278)
Total equity (deficiency) under U.S. GAAP	3,591,417	(1,085,291)
Total liabilities and equity (deficiency) under U.S. GAAP	$ 4,312,473	$ 324,556

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended August 31, 2004 and 2003
20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of Stockholders' Equity and Deficit

	Common Stock		Share Subscriptions and special warrants	Additional Paid-in Capital	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
	Number of Shares	Amount					
Stockholders' equity (deficiency) under Canadian GAAP at August 31, 2002	6,898,058	$ 27,523,929	$ 15,000	$ 18,400	$(27,750,178)	$ -	$ (192,849)
Deferred mineral property costs	-	-	-	-	(8,809)	-	(8,809)
Stockholders' equity (deficiency) under U.S. GAAP at August 31, 2002	6,898,058	$ 27,523,929	15,000	18,400	(27,758,987)	-	(201,658)
Stockholders' equity (deficiency) under Canadian GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,189,345)	-	255,086
Foreign currency translation adjustment	-	-	-	-	(1,549)	1,549	-
Deferred mineral property costs	-	-	-	-	(1,339,099)	-	(1,339,099)
Amortization	-	-	-	-	(1,278)	-	(1,278)
Stockholders' equity (deficiency) under U.S. GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(30,531,271)	1,549	(1,085,291)
Stockholders' equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$ 40,533,481	-	646,682	(31,508,364)	-	9,671,799
Foreign currency translation adjustment	-	-	-	-	7,981	(7,981)	-
Deferred mineral property costs	-	-	-	-	(6,074,141)	-	(6,074,141)
Amortization	-	-	-	-	(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(545,729)	581,500	-	-
Agent's compensation (issue cost)	-	82,553	-	(82,553)	-	-	-
Stockholders' equity (deficiency) under U.S. GAAP at August 31, 2004	50,456,653	$ 40,580,263	$ -	$ 18,400	$(36,999,265)	$ (7,981)	$3,591,417



TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

For The Six Months Ended February 28, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of the comparative balance sheet as at February 29, 2004 and the comparative statements of operations and cash flows for the three months and six months then ended in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	February 28, 2005 (unaudited)	August 31, 2004 (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 3,942,535	$ 3,790,091
Other receivables	160,705	64,634
Loan receivable (note 2)	59,958	50,958
Marketable securities at cost (market: $54,000) (note 3)	52,500	-
Prepaid expenses and deposits	236,390	70,453
Total Current Assets	4,452,088	3,976,136
Due from related parties (notes 4 and 13)	27,646	29,063
Mineral properties **(note 6)**	8,191,181	6,074,141
Long term investment **(note 7)**	200,000	200,000
Property and equipment **(note 8)**	119,843	113,515
TOTAL ASSETS	$ 12,990,758	$ 10,392,855
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued expenses	$ 519,488	$ 581,928
Due to related parties (notes 4 and 13)	97,000	139,128
Total Current Liabilities	616,488	721,056
Shareholders' equity		
Common stock (note 9)	44,335,110	40,533,481
Contributed surplus (note 10)	863,607	646,682
Accumulated deficit prior to the exploration stage	(27,750,178)	(27,750,178)
Accumulated deficit during the exploration stage	(5,074,269)	(3,758,186)
Total Shareholders' Equity	12,374,270	9,671,799
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,990,758	$ 10,392,855

On behalf of the Board:

"Hein Poulus"   *"Damien Reynolds"*
_____

Director   Director

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Cumulative from inception of exploration stage on September 1, 2002 to February 28, 2005	Three months ended		Six months ended	
		February 28 2005	February 29 2004	February 28 2005	February 29 2004
OPERATING EXPENSES					
Consulting fees and salaries	$ 1,427,765	192,422	89,397	351,780	246,026
Travel	777,355	83,439	44,405	185,123	155,472
Consulting fees - stock-based compensation	825,700	142,450	411,750	244,200	464,950
Legal and professional	585,973	113,059	62,094	156,787	103,351
Promotion and investor relations	306,032	17,896	27,437	97,062	63,373
Property investigation	281,470	2,456	-	2,456	-
Office, postage, and couriers	188,761	47,640	9,259	76,930	16,098
Regulatory fees	145,782	38,579	18,098	50,418	31,957
Communications	138,078	21,771	20,850	37,535	40,449
Printing	118,240	35,073	16,227	53,977	17,265
Rent	91,467	21,060	9,993	32,505	23,338
Financing fee	62,500	-	-	-	62,500
Dues, fees and subscriptions	50,348	6,567	6,048	14,497	10,923
Amortization	36,297	8,011	2,313	15,551	4,312
B.C. Capital tax	35,278	-	-	-	-
Commission	9,100	-	-	-	-
Write-off of mineral properties	420	-	420	-	420
Loss from operations	(5,080,566)	(730,423)	(718,291)	(1,318,821)	(1,240,434)
OTHER INCOME (EXPENSES)					
Interest income	66,510	20,181	1,533	34,379	4,506
Gain on write-down of accounts payable	21,058	-	-	-	-
Gain on sale of mineral property	2,157	-	-	-	-
Foreign exchange gain (loss)	(41,336)	(17,639)	(25,417)	(26,420)	(24,173)
Interest and bank charges	(42,092)	(2,239)	(1,489)	(5,221)	(7,933)
	6,297	303	(25,373)	2,738	(27,600)
NET LOSS	$(5,074,269)	(730,120)	(743,664)	(1,316,083)	(1,268,034)
Basic and diluted loss per share		$ (0.01)	$ (0.03)	$ (0.02)	$ (0.05)
Weighted average number of issued shares		60,188,790	29,567,642	55,927,169	25,597,067

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Cumulative from inception of exploration stage on September 1, 2002 to February 28, 2005	Three months ended		Six months ended	
		February 28 2005	February 29 2004	February 28 2005	February 29 2004
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period	$ (5,074,269)	(730,120)	(743,664)	(1,316,083)	(1,268,034)
Items not affecting cash:					
Amortization	36,297	8,011	2,313	15,551	4,312
Financing fee	62,500	-	-	-	62,500
Stock-based compensation	825,700	142,450	411,750	244,200	464,950
Write-off of mineral property	420	-	420	-	420
Gain on sale of mineral property	(2,157)	-	-	-	-
Gain on write-down of accounts payable	(21,058)	-	-	-	-
Changes in non-cash working capital Items:					
(Increase) decrease in other receivables	(156,611)	(27,824)	1,733	(96,071)	3,176
Increase in prepaid expenses and deposits	(230,390)	(143,538)	(13,084)	(165,937)	(8,870)
Increase in loan receivable	(64,958)	(11,500)	-	(14,000)	-
Increase in accounts payable and accrued expenses	378,567	13,889	(38,500)	(62,440)	(180,725)
Net cash used by operating activities	**(4,245,959)**	**(748,632)**	**(379,032)**	**(1,394,780)**	**(922,271)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property and equipment	(149,140)	(6,016)	(4,293)	(21,879)	(6,863)
Purchase of marketable securities	(52,500)	(52,500)	-	(52,500)	-
Mineral property expenditures	(5,515,235)	(926,271)	(399,128)	(2,117,040)	(1,088,110)
Business acquisition	(500,000)	-	-	-	-
Cash from business acquisition	1,000	-	-	-	-
Net cash used by investing activities	**(6,215,875)**	**(984,787)**	**(403,421)**	**(2,191,419)**	**(1,094,973)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Issuance of common stock	13,721,734	3,311,000	469,711	3,774,354	2,941,606
Decrease in loans payable	(64,785)	-	-	-	(592,000)
Advance from (to) related parties	25,242	14,769	-	(35,711)	-
Issuance of special warrants	629,054	-	-	-	-
Increase in share subscription	35,000	-	-	-	-
Net cash provided by financing activities	**14,346,245**	**3,325,769**	**469,711**	**3,738,643**	**2,349,606**
Increase (Decrease) in cash during the period	**3,884,411**	**1,592,350**	**(312,742)**	**152,444**	**332,362**
Cash and short term investments, beginning of period	**58,124**	**2,350,185**	**842,452**	**3,790,091**	**197,348**
Cash and short term investments, end of period	**$ 3,942,535**	**3,942,535**	**529,710**	**3,942,535**	**529,710**

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
From inception of Exploration Stage to February 28, 2005

	Common Stock		Contributed	Share	Total Accumulated	
	Shares	Amount	Surplus	Subscriptions	Deficit	Total
Balance at September 1, 2002 – Inception of Exploration Stage	6,898,058	$27,523,929	$ 18,400	$ 15,000	$(27,750,178)	$(192,849)
Common stock issued for cash at $0.10 per share	1,000,000	100,000	-	-	-	
Common stock issued for cash at $0.25 per share	5,000,000	1,250,000	-	-	-	
Common stock issued for finder's fee at $0.25 per share	150,000	37,500	-	-	-	
Share subscriptions	-	-	-	664,054	-	
Share issue costs	-	(164,452)	-	-	-	
Net loss	-	-	-	-	(1,439,167)	
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086
Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-	
Common stock issued for finder's fee at $0.15 per share	114,000	17,100	-	-	-	
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-		-	
Common stock issued for cash - private placement at $0.25 per share	10,295,000	2,573,750	-	-	-	
Common stock issued for cash - stock options exercised	825,000	239,800	(35,771)	(50,000)	-	
Common stock issued for cash - warrants exercised	5,974,873	1,910,540	-	-	-	
Common stock issued for cash - private placement at $0.45	10,276,112	4,624,248	-	-	-	
Common stock issued for agent's fee at $0.45 per share	203,610	-	-	-	-	
Common stock issued for mineral property at $0.29 per share	60,000	17,400	-	-	-	
Common stock issued for mineral property at $0.47 per share	5,000,000	2,350,000	-	-	-	
Share issue costs	-	(637,888)	-	-	-	
Stock-based compensation	-	-	664,053	-	-	
Net loss	-	-	-	-	(2,319,019)	
Balance, August 31, 2004	50,456,653	40,533,481	646,682	-	(31,508,364)	9,671,799
Common stock issued for cash – private placement at $0.40 per share	5,000,000	2,000,000	-	-	-	
Common stock issued for agent's fee at $0.40 per share	100,000	-	-	-	-	
Common stock issued for cash – stock options exercised	105,000	38,400	(9,150)	-	-	
Common stock issued for cash – warrants exercised	5,820,415	1,695,729	-	-	-	
Common stock issued for cash – agent's warrant exercised	625,000	187,500	(18,125)	-	-	
Share issue costs	-	(120,000)	-	-	-	
Stock-based compensation	-	-	244,200	-	-	
Net loss	-	-	-	-	(1, 316,083)	
Balance, February 28, 2005	62,107,068	$44,335,110	$863,607	$ -	$(32,824,447)	$12,374,270

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and on the Berlin-Bremen and Frankfurt Stock Exchanges in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company has been in the exploration stage since September 1, 2002, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $27,750,178. The consolidated statements of operations and the consolidated statements of cash flows include cumulative amounts from the inception of the exploration stage on September 1, 2002.

The Company incurred a loss of $1,316,083 for the six months ended February 28, 2005 (2004 - $1,268,034), and had a deficit of $32,824,447 at February 28, 2005 (August 31, 2004 - $31,508,364) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual consolidated financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these unaudited consolidated financial statements.

2. LOAN RECEIVABLE

The loan receivable from the President is non-interest bearing, secured by a promissory note and is due on May 25, 2005. It is management's opinion that no allowance for doubtful collection is required as the loan is expected to be repaid in full.

3. MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost and market value. Marketable securities consist of 150,000 shares of Lalo Ventures Ltd. ("Lalo"), a public company listed on the TSX Venture Exchange. Certain officers of the Company are also officers of Lalo – see note 13.

4. DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

5. BUSINESS COMBINATIONS

On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. ("Strongbow") to acquire Strongbow's wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects in County Tyrone, Northern Ireland. The letter specifies that the Company issue 5,000,000 common shares to Strongbow upon completion of a definitive agreement, and 5,000,000 common shares upon the decision of the Company's Board to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster's tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Ulster had no assets other than mineral properties and no liabilities on the acquisition date. The purchase price in the business combination has therefore been allocated entirely to the Company's mineral properties.

On April 30, 2004, the Company issued 5,000,000 common shares pending final closing of the acquisition, and recorded the fair value of $2,350,000 as an addition to mineral properties. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods. The acquisition closed on December 16, 2004. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

6. MINERAL PROPERTIES

Northern Ireland - Prior to the business combination with Ulster referred to in note 5, the Company had conducted exploration on the properties under the terms of a letter agreement with Strongbow, dated November 7, 2002. The letter agreement provided the Company to acquire up to a 100% interest in two exploration licenses (the Curraghinalt and Tyrone gold projects) in County Tyrone, Northern Ireland. In February 2003, a formal option agreement for each license was executed with Strongbow. The Company was to earn its 100% interest over a seven year period.

The Company has also applied for certain other exploration licenses in Northern Ireland, which cover a total of an additional 1,056 square kilometres.

Slovak Republic - The principal asset of Kremnica Gold a.s., a wholly-owned subsidiary of the Company, is the Kremnica Gold project, a mining license covering 11.8 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation.

Republic of Ireland – The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometres, which expire on September 11, 2009. Two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company.

British Columbia, Canada – The Company holds 31 mining claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division. All claims will be retained until the properties can be further assessed.

El Salvador – The Company's mineral projects in El Salvador, comprised of options to earn interests in certain mineral licenses, were sold during the year ended August 31, 2004. Disclosure of the properties and the terms of sale is provided in note 7.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

6. **MINERAL PROPERTIES** (cont'd…)

Six months ended February 28, 2005	*Curraghinalt* Northern Ireland	*Kremnica* Slovak Republic	Others	TOTAL
Balance - beginning of period	$ 4,922,823	1,095,765	55,553	6,074,141
Acquisition costs	-	-	-	-
Exploration costs:				
Drilling	167,990	602,531	-	770,521
Consulting and salaries	110,790	137,846	-	248,636
Assays	17,374	161,974	-	179,348
Geologist	111,721	34,050	385	146,156
Engineering studies	130,256	-	-	130,256
Core shed	115,654	-	-	115,654
Data compilation	107,412	733	7,172	115,317
Fees, dues, licenses, insurance, taxes	54,639	31,367	-	86,006
Travel	31,236	29,460	-	60,696
VMS airborne survey	53,331	-	-	53,331
Field supplies	13,235	31,639	-	44,874
Mapping	24,116	12,094	-	36,210
Rent, heat, gas	16,012	13,713	-	29,725
Office, postage, couriers	17,492	4,340	-	21,832
Project management	14,802	-	1,689	16,491
Reconnaissance geology, sampling	12,680	3,675	-	16,355
Environmental studies	14,598	-	-	14,598
Legal	-	10,246	-	10,246
Option fees	7,931	-	-	7,931
Trenching	2,828	3,879	-	6,707
Geophysical IP surveys	-	4,555	-	4,555
Surveys	1,595	-	-	1,595
Total costs incurred during the period	1,025,692	1,082,102	9,246	2,117,040
Balance - end of period	$ 5,948,515	2,177,867	64,799	8,191,181

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

6. MINERAL PROPERTIES (cont'd…)

Year ended August 31, 2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL
Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs	2,350,701	-	-	23,807	2,374,508
Exploration costs:					
Drilling	608,035	89,801	-	-	697,836
Consulting and salaries	112,368	174,148	17,537	-	304,053
Geologist	249,269	28,884	17,764	3,477	299,394
Assays	116,007	54,475	10,532	-	181,014
Pre-feasibility study	173,042	-	-	-	173,042
Data compilation	149,431	6,241	-	-	155,672
Project management	126,176	-	-	-	126,176
Travel	32,432	30,484	8,403	4,222	75,541
Surveys	14,443	57,827	-	-	72,270
Fees, dues, licenses, insurance, taxes	40,532	28,535	-	980	70,047
Field supplies	39,491	27,803	1,295	-	68,589
Development plans	31,841	26,489	-	-	58,330
Reconnaissance geology, sampling	12,851	33,101	-	-	45,952
Rent, heat, gas	34,077	6,174	-	-	40,251
Office, postage, couriers	30,456	3,446	952	-	34,854
Environmental studies	33,131	-	-	-	33,131
Field technicians	27,509	-	-	-	27,509
Legal	-	16,068	10,075	-	26,143
Geochemical surveys	22,269	2,500	-	-	24,769
Satellite imaging	15,332	-	-	-	15,332
Mapping	7,064	7,571	-	-	14,635
Rehabilitation	6,351	-	-	-	6,351
Geophysical IP surveys	4,139	-	-	-	4,139
Trenching	3,767	-	-	-	3,767
Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:					
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)
Net change	4,240,714	593,547	(131,285)	32,066	4,735,042
Balance – end of year	$ 4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

7. LONG TERM INVESTMENT

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited ("Condor"), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000. Condor subsequently completed a share rollback of 2.5 old shares for 1 new share. The Company now holds 3,200,000 shares of Condor which represents 13.8% of the outstanding shares of Condor. On April 5, 2005, Condor filed a prospectus with the Australian Stock Exchange for offering 15,000,000 shares to raise $3,000,000 Australian dollars.

8. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	February 28, 2005	August 31, 2004
Computer and electronic equipment	$ 70,761	20,847	**49,914**	51,400
Office and field equipment	80,989	13,253	**67,736**	59,520
Leasehold improvements	1,608	235	**1,373**	1,501
Software	2,814	1,994	**820**	1,094
	$ 156,172	36,329	**119,843**	113,515

9. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows**:**

	Six months ended February 28, 2005		Year ended August 31, 2004	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of period	50,456,653	$ 40,533,481	13,048,058	$ 28,746,977
Shares issued for cash and other:				
Warrants	6,445,415	1,883,229	5,974,873	1,910,540
Options	105,000	38,400	825,000	239,800
Private placements	5,100,000	2,000,000	20,571,112	7,197,998
Mineral properties	-	-	5,060,000	2,367,400
Conversion of special warrants	-	-	4,524,000	646,154
Financing fee	-	-	250,000	62,500
Agents' fees	-	-	203,610	-
Share issuance costs	-	(120,000)	-	(637,888)
Balance, end of period	62,107,068	$ 44,335,110	50,456,653	$ 40,533,481

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

9. SHARE CAPITAL (cont'd…)

Private placement – On December 16, 2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000. A finder's fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed was paid to a third party. The shares are subject to a four-month trading hold period expiring on April 10, 2005.

Escrow shares – As at February 28, 2005 and August 31, 2004, there were 9,375 common shares held in escrow.

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2004	Issued	Exercised	Expired	Balance at February 28, 2005	Expiry Date
$0.25	1,370,418	-	(1,370,415)	(3)	**-**	September 27, 2004
$0.30	5,280,000	-	(5,075,000)	(205,000)	**-**	December 31, 2004
$0.27	125,000	-	-	-	**125,000**	July 10, 2005
$0.70	1,016,499	-	-	-	**1,016,499**	November 11, 2005
$1.00	508,248	-	-	-	**508,248**	November 11, 2005
$0.65	5,239,857	-	-	-	**5,239,857**	November 14, 2005
	13,540,022	-	(6,445,415)	(205,003)	**6,889,604**	

Under its existing accounting policy for stock-based compensation, the Company recognizes a share issuance cost for the fair value of agents' warrants granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of agents warrants granted up to August 31, 2003. The Company uses the Black-Scholes pricing model to value the agents' warrants. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004
Risk free interest rate	2.5%
Expected dividend yield	0%
Expected stock price volatility	98.4%
Expected life of warrants	2.0 years
Weighted average fair value of agents' warrants granted during period	$0.26 per share

Total stock-based compensation for agents' warrants issued for the six months ended February 28, 2005 was $nil (year ended August 31, 2004 - $82,553.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

10. CONTRIBUTED SURPLUS

The Company's contributed surplus is comprised of the following:

	Six months ended February 28, 2005	Year ended August 31, 2004
Balance – beginning of period	$ 646,682	18,400
Stock-based compensation (notes 9 and 11)	244,200	664,053
Stock options and agents' warrants exercised	(27,275)	(35,771)
Balance – end of period	$ 863,607	$ 646,682

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option's maximum term is ten years from the grant date.

The Company's previous stock option plan reserved a total of 2,000,000 common shares. Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date. Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.

A summary of the changes in the Company's stock option plan for the six months ended February 28, 2005 and the year ended August 31, 2004, is presented below.

	February 28, 2005		August 31, 2004	
	Weighted Average		Weighted Average	
	Options	**Exercise Price**	Options	Exercise Price
Outstanding – beginning of period	**2,925,000**	**$ 0.33**	2,000,000	$ 0.25
Granted	**2,035,000**	**0.45**	2,200,000	0.36
Exercised	**(105,000)**	**0.28**	(825,000)	0.25
Expired	**-**	**-**	(450,000)	0.25
Outstanding – end of period	**4,855,000**	**$ 0.38**	2,925,000	$ 0.33

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd…)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2004	Issued	Exercised	February 28, 2005	Expiry Date
$0.25	425,000	-	(75,000)	350,000	May 21, 2008
$0.25	450,000	-	-	450,000	June 11, 2008
$0.25	300,000	-	-	300,000	September 30, 2008
$0.35	1,300,000	-	(30,000)	1,270,000	January 29, 2009
$0.50	450,000	-	-	450,000	April 2, 2009
$0.45	-	2,035,000	-	2,035,000	September 17, 2009
	2,925,000	2,035,000	(105,000)	4,855,000	

Under its existing accounting policy for stock options, the Company recognizes an expense for the fair value of options granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Six months ended February 28, 2005	Year ended August 31, 2004
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	71.92%	98.4%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during period	$0.12 per share	$0.26 per share

Total stock-based compensation for the six months ended February 28, 2005 was $101,750 (year ended August 31, 2004 - $581,500; year ended August 31, 2003 pro-forma - $268,000).

12. SUPPLEMENTAL CASH FLOW INFORMATION

	February 28, 2005	February 29, 2004
Cash paid during the six-month period for interest	$ -	$ 4,159
Cash paid during the six-month period for income taxes	$ -	$ -

During the period ended February 28, 2005, the Company issued a finders' fee of 100,000 shares at a fair value of $0.40 per share in respect of a private placement completed during the period.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

13. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six-month period:

(a) Incurred consulting fees of $156,000 to related parties, comprised of:

       i.   directors' fees of $30,000 (2004 - $nil);
      ii.   chairman's fees of $15,000 (2004 - $nil);
     iii.   officers fees of $36,000 (2004 - $nil);
     iv.   fees of $15,000 (2004 - $nil) from a company controlled by an officer; and
      v.   consulting fees of $60,000 (2004 - $ 111,475) from directors or companies controlled by them.

(b) Due to related parties of $97,000 (2004 - $139,128) is comprised of: $97,000 (2004 - $131,000), payable to directors and officers for unpaid consulting fees, and legal fees of $nil (2004 - $5,000) payable to the corporate secretary, and expenses of $nil (2004 - $3,128) payable to the President.

(c) The Company recovered expense reimbursements of $61,678 (year ended August 31, 2004 - $49,026) from Lalo Ventures Ltd. ("Lalo"), a public company related by certain common officers, (comprising rent of $19,740 (2004 - $17,625) and office expenses of $41,938 (2004 - $31,401)), and $19,607 (year ended August 31, 2004 - $11,843) from Exeter Resource Corporation ("Exeter"), a public company related by a common director, (comprised of rent of $10,261 (2004 - $7,500) and office expenses of $9,346 (2004 - $4,343)). The reimbursements are recorded as offsets to the underlying expense item.

(d) Due from related parties of $27,646 (2004 - $nil) includes $23,987 (2004 - $20,326) due from Lalo and $3,116 (2004 - $5,376) due from Exeter (see note 4) and $543 (2004 - $nil) from Finavera Ltd., a company related by a common director .

(e) The President is indebted to the Company as described in note 2.

(f) The Company owns 150,000 shares of Lalo as described in note 3.

14. SEGMENTED INFORMATION

The Company operates in a single business segment, mineral exploration and development.

The Company operates in four (2004 - four) geographic segments of which three (2004 - three) are reportable segments.

Geographic distribution of operating results is as follows:

February 28, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,049,655	2,395,849	4,504,561	40,693	12,990,758
Mineral properties	5,948,515	2,177,867	24,106	40,693	8,191,181
Net loss	(50,414)	(20,111)	(1,245,558)	-	(1,316,083)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

14. SEGMENTED INFORMATION (cont'd…)

February 29, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 1,528,283	690,277	672,211	202,459	3,093,230
Mineral properties	1,518,947	681,277	24,106	202,459	2,426,789
Net loss	(43,250)	-	(1,224,784)	-	(1,268,034)

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 5,108,090	1,255,944	3,997,374	31,447	10,392,855
Mineral properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	85,348	4,381	2,229,290	-	2,319,019

15. SUBSEQUENT EVENTS

(a) On March 1, 2005 the Company announced the grant of 100,000 stock options to employees of the Company. The options have an exercise price of $0.45 per share and expire on February 16, 2010.

(b) On March 1, 2005, the Company entered into a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") covering the Brehov project located in the Slovak Republic. Upon closing of the agreement on March 30, 2005, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC's nominee. The Company is required to conduct $25,000 in exploration expenditures during the first year of the agreement, with GTC as the contractor, in order to earn a 35% interest in the project. In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration. After earning 70%, the Company may purchase the remaining 30% by payment to GTC of cash or shares totalling $50,000 and the granting of a 2% net smelter royalty to GTC. This royalty may be purchased from GTC for $50,000 and the issuance of 50,000 shares of the Company.

The Brehov gold project consists of a 1.8-square-kilometre exploration license under joint venture and a surrounding 68-square-kilometre exploration license wholly owned by GTC. Brehov is prospective for precious-metal-rich VHMS mineralization and is in the vicinity of the historic Telkibanya gold district in northeast Hungary.

16. COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year's presentation. Such re-classification is for presentation purposes only and has no effect on previously reported results.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), conform to those generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below:

(a) Stock-based compensation

The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As at November 30, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003. The Company also records stock-based compensation in respect of agents' warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue. On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to contributed surplus. The effect of the adoption of these recommendations is described in notes 9 and 11.

The following is a summary of the status of stock options outstanding at February 28, 2005:

Range of Exercise Prices	Expiry Date	Number	Outstanding Options		Exercisable Options	
			Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.25	May 22/08	350,000	3.2	$0.25	350,000	$0.25
$0.25	June 12/08	450,000	3.3	$0.25	450,000	$0.25
$0.25	October 1/08	300,000	3.7	$0.25	300,000	$0.25
$0.35	January 30/09	1,270,000	3.9	$0.35	1,270,000	$0.35
$0.50	April 2/09	450,000	4.1	$0.50	190,000	$0.50
$0.45	September 17/09	2,035,000	4.4	$0.45	1,922,500	$0.45
		4,855,000		**$0.38**	**4,482,500**	**$0.37**

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(b) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

(c) Mineral properties

Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. During the six months ended February 28, 2005, the Company did not own any securities classified as either trading or held to maturity. The Company did own securities classified as available-for-sale.

The Company's marketable securities and long-term investment consist of equity securities and are classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At February 28, 2005, the market value of the Company's marketable securities was $54,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the period ended February 28, 2005 and the year ended August 31, 2004, other comprehensive income includes foreign currency translation losses of $4,300 and $7,981 respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 "Earnings Per Share" simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at February 28, 2005 the Company had 4,855,000 (2003: 3,050,000, 2002: il) stock options outstanding and 6,889,604 (2004: 11,029,044) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

(h) Recent accounting pronouncements

Since July, 2001, the United States Financial Accounting Standards Board ("FASB") has issued pronouncements pursuant to Statements of Financial Accounting Standards ("SFAS") and Interpretations ("FIN") which are shown in the following table. The standards listed in the table have not had a material effect on the Company's financial position or results of operations.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	"Business Combinations" and "Goodwill and Other Intangible Assets."
July 2001	SFAS 143	"Accounting for Asset Retirement Obligations."
August 2001	SFAS 144	"Accounting for the Impairment or Disposal of Long-Lived Assets."
April 2002	SFAS 145	"Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."
June 2002	SFAS 146	"Accounting for Costs Associated with Exit or Disposal Activities."
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	"Accounting for Revenue Arrangements with Multiple Deliverables."
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"
May 2003	SFAS 150	"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 required disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 were effective for the Company's 2003 fiscal year. The interim disclosure requirements became effective for the second quarter of the Company's 2003 fiscal year.

In December 2004, FASB issued SFAS No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

In December 2004, FASB issued a revision to SFAS No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of shareholders' equity and deficit, are as follows:

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of Operations and Comprehensive Loss

	Three months ended February 28, 2005	Three months ended February 29, 2004
Net loss as reported in accordance with Canadian GAAP	$ (730,120)	$ (743,664)
Adjustments:		
Mineral property costs expensed	(926,271)	(398,708)
Stock-based compensation	142,450	411,750
Amortization	(2,261)	(1,240)
Foreign currency translation	18,778	15,746
Net loss under U.S. GAAP	(1, 497,424)	(796,116)
Comprehensive loss – foreign currency translation	(18,778)	(15,746)
Total comprehensive loss under U.S. GAAP	(1, 516,202)	(731,862)
Net loss per share under U.S. GAAP	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding under U.S. GAAP	60,188,790	29,567,642

	Six months ended February 28, 2005	Six months ended February 29, 2004
Net loss as reported in accordance with Canadian GAAP	$ (1,316,083)	$ (1,268,034)
Adjustments:		
Mineral property costs expensed	(2,117,040)	(1,087,690)
Stock-based compensation	244,200	464,950
Amortization	(5,874)	(2,480)
Foreign currency translation	4,300	16,737
Net loss under U.S. GAAP	(3,190,497)	(1,876,517)
Comprehensive loss – foreign currency translation	(4,300)	(16,737)
Total comprehensive loss under U.S. GAAP	$ (3,194,797)	(1,893,254)
Net loss per share under U.S. GAAP	$ (0.06)	$ (0.07)
Weighted average number of shares outstanding under U.S. GAAP	55,927,169	25,597,067

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Balance Sheets

	February 28, 2005	August 31, 2004
Total assets under Canadian GAAP	$ 12,990,758	10,392,855
Adjustment - to U.S. GAAP:		
Deferred mineral property costs	(8,191,181)	(6,074,141)
Amortization	(10,836)	(6,241)
Total assets under U.S. GAAP	$ 4,788,741	4,312,473
Total liabilities under Canadian GAAP	$ 616,488	721,056
Adjustment - to U.S. GAAP	-	-
Total liabilities under U.S. GAAP	616,488	721,056
Total shareholders' equity under Canadian GAAP	12,374,270	9,671,799
Adjustment - to U.S. GAAP		
Deferred mineral property costs	(8,191,181)	(6,074,141)
Amortization	(10,836)	(6,241)
Total shareholders' equity under U.S. GAAP	4,172,253	3,591,417
Total liabilities and equity under U.S. GAAP	$ 4,788,741	4,312,473

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Statements of Shareholders' Equity and Deficit

	Common Stock		Share Subscriptions and special warrants	Contributed Surplus	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
	Number of Shares	Amount					
Shareholders' equity (deficiency) under Canadian GAAP at August 31, 2002	6,898,058	$ 27,523,929	$ 15,000	$ 18,400	$(27,750,178)	$ -	$ (192,849)
Deferred mineral property costs	-	-	-	-	(8,809)	-	(8,809)
Shareholders' equity (deficiency) under U.S. GAAP, August 31, 2002	6,898,058	$ 27,523,929	15,000	18,400	(27,758,987)	-	(201,658)
Shareholders' equity (deficiency) under Canadian GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,189,345)	-	255,086
Cumulative translation adjustment	-	-	-	-	(1,549)	1,549	-
Deferred mineral property costs	-	-	-	-	(1,339,099)	-	(1,339,099)
Depreciation	-	-	-	-	(1,278)	-	(1,278)
Shareholders' equity (deficiency) under U.S. GAAP, August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(30,531,271)	1,549	(1,085,291)
Shareholders' equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$ 40,533,481	-	646,682	(31,508,364)	-	9,671,799
Cumulative translation adjustment	-	-	-	-	7,981	(7,981)	-
Deferred mineral property costs	-	-	-	-	(6,074,141)	-	(6,074,141)
Depreciation					(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(628,282)	581,500	-	(82,553)
Agent's compensation (issue cost)	-	82,553	-	-	-	-	82,553
Shareholders' equity (deficiency) under U.S. GAAP, August 31, 2004	50,456,653	$ 40,580,263	$ -	$ 18,400	$(36,999,265)	$ (7,981)	$3,591,417
Shareholders' equity (deficiency) under Canadian GAAP at November 30, 2004	52,237,068	$ 41,009,320	-	735,947	(32,094,327)	-	9,650,940
Cumulative translation adjustment	-	-	-	-	(22,399)	22,399	-
Deferred mineral property costs	-	-	-	-	(7,264,910)	-	(7,264,910)
Depreciation	-	-	-	-	(8,575)	-	(8,575)
Stock-based compensation	-	(48,256)	-	(717,547)	683,250	-	(82,553)
Agents compensation (issue cost)	-	82,553	-	-	-	-	82,553
Shareholders' equity (deficiency) under U.S. GAAP, November 30, 2004	52,237,068	$ 41,043,617	$ -	18,400	(38,706,961)	$ 22,399	$2,377,455

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES
(an Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the six months ended February 28, 2005
(Unaudited – Prepared by Management)

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

	Common Stock		Share Subscriptions and special warrants	Contributed Surplus	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
	Number of Shares	Amount					
Shareholders' equity (deficiency) under Canadian GAAP at February 28, 2005	62,107,068	$44,335,110	-	863,607	(32,824,447)	-	12,374,270
Cumulative translation adjustment	-	-	-	-	3,621	(3,621)	-
Deferred mineral property costs	-	-	-	-	(8,191,181)	-	(8,191,181)
Depreciation	-	-	-	-	(10,836)	-	(10,836)
Stock-based compensation	-	(63,046)	-	(845,207)	825,700	-	(82,553)
Agents compensation (issue cost)	-	82,553	-	-	-	-	82,553
Shareholders' equity (deficiency) under U S. GAAP, February 28, 2005	62,107,068	$44,354,617	$ -	$ 18,400	$(40,197,143)	$ (3,621)	$4,172,253

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Tournigan Gold Corporation</u>
Registrant

Dated: <u>May 19, 2005</u>   By <u>/s/ Damien Reynolds</u>
                                Damien Reynolds, Chief Executive Officer/Director

Dated: <u>May 19, 2005</u>   <u>By /s/ James Walchuck</u>
                                James Walchuck, President/Chief Operating Officer

Dated: <u>May 19, 2005</u>   By <u>/s/ Hein Poulus</u>
                                Hein Poulus, Chairman/Director

Dated: <u>May 19, 2005</u>   By <u>/s/ Garry Stock</u>
                                Garry Stock, Executive VP/Interim CFO

Exhibit 1.1



Community Services

BUSINESS CORPORATIONS ACT
FORM 3

Certificate of Continuance

TOURNIGAN GOLD CORPORATION

I hereby certify that the above-mentioned corporation was continued into Yukon, as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act.

Corporate Access Number:29827
Date of Continuance:2002-12-03

M. Richard Roberts
Registrar of Corporations

1

Exhibit 1.2

BUSINESS CORPORATIONS ACT
(Section 190)

ARTICLES OF CONTINUANCE

1.   Name of Corporation:

TOURNIGAN GOLD CORPORATION

2.   The classes and any maximum number of shares that the corporation is
      authorized to issue.

      An unlimited number of common shares without nominal or par value.

3.   Restrictions if any on share transfers: No restrictions on share transfer.

4.   Number (or minimum or maximum number) of Directors:

      A minimum of three and maximum of fifteen directors.

5.   Restrictions if any on businesses the corporation may carry on:

      There are no restrictions on business that the corporation may carry on.

6.   If change of name effected, previous name:

      Tournigan Ventures Corporation

7.   Details of incorporation:

      (a) Tournigan Mining Explorations Ltd. was incorporated under the
           Companies Act (British Columbia) November 10th, 1966 under
           Incorporation #71,734;

      (b) Tournigan Mining Explorations Ltd. pursuant to Section 72 of the
           Companies Act converted itself from a private company into a public
           company on the 21st day of October, 1971;

      (c) Name Change from Tournigan Mining Explorations Ltd. to International
           Tournigan Corporation on the 22nd day of April, 1992;

      (d) Name change from International Tournigan Corporation to Tournigan
           Ventures Corporation on June 14, 2001

8.   Other provisions if any:

      (a) The Directors of the Corporation may, between annual general meetings
           of the Corporation, appoint one or more additional directors to serve
           until the next annual general meeting but the number of additional
           directors shall not at any time exceed one third of the number of
           directors who held office at the expiration of the last annual general
           meeting, and in no event shall the total number of directors exceed
           the maximum number of directors fixed pursuant to paragraph 4 of the
           Articles of Continuance.

    (b)   Meetings of Shareholders maybe held at Whitehorse, Yukon, Vancouver, British Columbia or Toronto, Ontario or the United States of America, or such other place or places as the directors in their absolute discretion may determine from time to time

9.   Date   Signature   Title

    November 20, 2002   "S.Paul Simpson"   Secretary

A Certificate of Continuance has been issued under the Business Corporations Act, Yukon for the following Corporation:

Name of Corporation: Tournigan Gold Corporation

Corporate Access Number: 29827

Registered Office: Campion Macdonald
------------------   200-204 Lambert Street
                                      Whitehorse, YT
                                        Y1A 3T2

Former Jurisdiction of Corporation: British Columbia

Date of Certificate: December 3, 2002

Exhibit 1.3

<pre>
                        SCHEDULE "A"

                 PROVINCE OF BRITISH COLUMBIA
                        COMPANY ACT
                        Certificate of Incorporation No. 71734

                     ALTERED MEMORANDUM
                             OF
                 INTERNATIONAL TOURNIGAN CORPORATION
</pre>

A.   As Altered by Special Resolutions passed March 20, 2000

     1.   The name of the Company is "TOURNIGAN VENTURES CORPORATION"

     2.   The authorized capital of the Company consists of 100,000,000 shares
          without par value

B.   As Altered by Special Resolution Passed January 16th, 1992)

     1.   The name of the Company is "INTERNATIONAL TOURNIGAN CORPORATION"

     2.   The authorized capital of the Company consists of 50,000,000 shares
          without par value.

Exhibit 1.4

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE TRANSACTION OF THE BUSINESS AND AFFAIRS OF TOURNIGAN GOLD CORPORATION (THE "CORPORATION")

CONTENTS:

1. Interpretation

2. Business of the Corporation

3. Borrowing and Securities

4. Directors

5. Committees

6. Officers

7. Protection of Directors, Officers and Others

8. Shares

9. Dividends and Rights

10. Meetings of Shareholders

11. Divisions and Departments

12. Notices

Section One

INTERPRETATION

1.01 Definitions - in the By-Laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act* RSY 1986, c.15, and any statute that may be substituted therefore, as from time to time amended; marginal references to sections of the Act herein are not made for the purpose of modifying or affecting the meaning of any provision of this By-Law in any way but are inserted only for the purpose of directing attention to provisions of the Act which may be regarded as relevant;

"appoint" includes "elect" and vice versa;

"Articles" means the Articles attached to the Certificate of Continuance dated the 2nd day of December, 2002 of the Corporation as from time to time amended or restated;

"Board" means the Board of Directors of the Corporation;

"By-Laws" means this By-Law and all other By-Laws of the Corporation from time to time in force and effect relating to the transaction of business and affairs of the Corporation in addition hereto, or in amendment hereof or in substitution of all or any part of this By-Law;

"Corporation" means the Corporation incorporated by Certificate of Incorporation under the Act and named: Tournigan Gold Corporation;

"Meeting of Shareholders" includes an annual meeting of Shareholders and a Special Meeting of Shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* RSC 1985, c.I-23 or the *Interpretation Act* RSY 1986, c.93, as amended;

"Prohibited Corporate Shareholder" means a corporation prohibited from holding shares in itself or its holding body corporate or a subsidiary corporation prohibited from holding shares in its parent corporation pursuant to the Act and not exempted from such prohibited shareholdings by virtue of the Act;

"recorded address" means in the case of a Shareholder his address as recorded in the securities register; and in the case of joint Shareholders the address appearing in the securities register in respect of such joint holdings determined under Section 8.09; and in the case of a Director, Officer, auditor or member of a Committee of Directors, his latest address as recorded in the records of the Corporation;

"Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

Section Two

BUSINESS OF THE CORPORATION

2.01   Registered Office - Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Whitehorse, in the Yukon Territory, and at such location therein as the Board may from time to time determine.

2.02   Corporate Seal - Until changed by the Board, the corporate seal of the Corporation and any facsimiles thereof adopted by the Board for use in jurisdictions outside the Yukon Territory shall be in the form approved by the Directors.

2.03   Financial Year - The financial year of the Corporation shall end on the day in each year that is established by the Board.

2.04   Execution of Instruments - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments required by law or otherwise by the By-Laws or any resolution of the Board or Shareholders of the Corporation to be executed under corporate seal may be signed on behalf of the Corporation by any one or more persons each of which is either a Director of the Corporation or a person who holds the office of Chief Executive Officer, Chairman of the Board, President, Managing Director, Vice-President, Secretary, Treasurer, Assistant Secretary, Assistant Treasurer or any other office created by by-law or by resolution of the Board. However, notwithstanding the foregoing, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed or sealed. Any signing Officer may affix the corporate seal to any instrument requiring the same.

2.05   Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time by resolution prescribe or authorize.

2.06   Voting Rights in Other Bodies Corporate - The signing Officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the Officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07   Withholding Information from Shareholders - Subject to the provisions of the Act, no Shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the Shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of Shareholders and no Shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a Meeting of Shareholders.

Section Three

BORROWING AND SECURITIES

3.01   Borrowing Power - Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board is authorized from time to time:

(a)   to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)   to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(c)   subject to the Act, to issue guarantees on behalf of the Corporation to secure the performance of the obligations of any person; and

(d)   to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Corporation, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02   Delegation of Borrowing Power - The Board may from time to time delegate to such one or more of the Directors and Officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by Section 3.01 to such extent and in such manner as the Board shall determine at the time of each such delegation.

Section Four

DIRECTORS

4.01   Number of Directors and Quorum - Until changed in accordance with the Act, the Board shall consist of not fewer than three (3) and not more than fifteen (15) Directors. Subject to Section 4.07 and subject also to the Articles and the Act the quorum for the transaction of business at any meeting of the Board shall consist of a majority of the Directors.

4.02   Qualification - No person shall be qualified for election as a Director if he is less than Nineteen (19) years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere; if he is not an individual; or if he has the status of bankrupt. A Director need not be a Shareholder.

4.03   Election and Term - Each Director named in the Notice of Directors filed at the time of incorporation shall hold office from the date of the Certificate of Incorporation until the first Meeting of Shareholders thereafter. An election of Directors shall take place at such first Meeting of Shareholders and at each annual meeting of Shareholders thereafter and all the Directors then in office shall retire but, if qualified, shall be eligible for re-election. A Director shall retain office only until the election of his successor. The number of Directors to be elected at any such meeting shall be the number of Directors then in office unless the Directors or the Shareholders otherwise determine. The election shall be by ordinary resolution of the Shareholders. If an election of Directors is not held at the proper time, the incumbent Directors shall continue in office until their successors are elected.

4.04   Removal of Directors - Subject to the provisions of the Act, the Shareholders may by ordinary resolution passed at a Special Meeting of Shareholders remove any Director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the Directors.

4.05   Vacation of Office - A Director ceases to hold office when: he dies; he is removed from office by the Shareholders; he ceases to be qualified for election as a Director; or his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.06   Vacancies - Subject to the Act and the Articles, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the minimum number of Directors or from a failure of the Shareholders to elect the minimum number of Directors and if the Articles so provide, a quorum of the Board may also add to their numbers and appoint additional Director(s) in accordance with the Act, but so that the total number of Directors shall not exceed the maximum number fixed by Section 4.01. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the Shareholders to elect the minimum number of Directors, the Board shall forthwith call a Special Meeting of the Shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no such Directors then in office, any Shareholder may call such a meeting.

4.07   Action by the Board - Subject to any Unanimous Shareholder Agreement, the Board shall manage the business and affairs of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing, whether by document, telegram, telecopy or any method of transmitting legibly recorded messages or other means, signed by all the Directors entitled to vote on that resolution at a meeting of the Board and any resolution in writing so signed shall be as valid as if it had been passed at a meeting of Directors or a Committee of Directors and shall be held to relate to any date therein stated to be the effective date thereof, and a copy of every such resolution in writing shall be kept with the minutes of the proceedings of Directors or Committee of Directors. Where there is a vacancy in the Board, the remaining Directors may exercise all the powers of the Board so long as a quorum remains in office. Where the Corporation has only one Director, that Director may constitute a meeting. An act of a Director is valid notwithstanding any irregularity in his election or appointment or a defect in his qualifications.

4.08   Meetings by Telephone - If all of the Directors consent, a Director may participate in a meeting of the Board or of a Committee of Directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of Committees of Directors held while a Director holds office.

4.09   Place of Meeting - Meetings of the Board may be held at any place in or outside Canada.

4.10   Calling of Meetings - Meetings of the Board shall be held from time to time and at such place as the Board may determine. In addition, each of the Chairman of the Board, the Managing Directors, the President or any two Directors may convene or direct the convening of a meeting of the Board.

4.11   Notice of Meeting - Except as otherwise provided in Section 4.12, notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 12.01 to each Director not less than forty-eight (48) hours before the time when the meeting is to be held. A notice of a meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except where Section 115(3) of the Act requires such purpose or business to be specified, including any proposal to:

(a)   submit to the Shareholders any question or matter requiring approval of the Shareholders;

(b)   fill a vacancy among the Directors or in the office of auditor;

(c)   issue securities;

(d)   declare dividends;

(e)   purchase, redeem, or otherwise acquire shares of the Corporation;

(f)   pay a commission for the sale of shares;

(g)   approve a management proxy circular;

(h)   approve any annual financial statements; or

(i)   adopt, amend or repeal By-Laws.

A Director may in any manner waive notice of or otherwise consent to a meeting of the Board either before or after the convening of the meeting.

4.12   Regular Meetings - The Board may by resolution appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named in the resolution. No notice shall be required for any such regular meeting.

4.13   First Meeting of New Board - Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of Shareholders at which such Board or portion thereof is elected.

4.14   Adjourned Meeting - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15   Chairman - The Chairman of any meeting of the Board shall be the first mentioned of such of the following Officers as have been appointed and who is a Director and is present at the meeting: Chairman of the Board, Managing Director, President, or a Vice-President who is a Director. If no such Officer is present, the Directors present shall choose one of their number to be Chairman.

4.16   Votes to Govern - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question. In cases of an equality of votes the Chairman of the meeting shall not be entitled to a second or casting vote.

4.17   Conflict of Interest - A Director or Officer who is a party to, or who is a Director or Officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the Board or Shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or Shareholders, and a Director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as provided by the Act.

4.18   Remuneration and Expenses - Subject to any Unanimous Shareholder Agreement, the Directors shall be paid such remuneration for their services as the Board may from time to time determine. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any Director from serving the Corporation in any other capacity and receiving remuneration therefore.

Section Five

COMMITTEES

5.01   Committee of Directors

(a)   The Board may appoint one or more Committees of Directors, however designated, and delegate to such committee any of the powers of the Board except those which, under the Act, a Committee of Directors has no authority to exercise.

(b)   The Board may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

(c)   The Board may from time to time by resolution constitute, dissolve or reconstitute standing committees and other committees consisting of such persons as the Board may determine. Every committee constituted by the Board shall have the powers, authorities and discretions delegated to it by the Board (which shall not include the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee constituted by the Board or the power to appoint or remove Officers appointed by the Board) and shall conform to the regulations which may from time to time be imposed upon it by the Board.

(d)   The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in the case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

5.02   Transaction of Business - Subject to the provisions of Section 4.07, the powers of a Committee of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03   Audit Committee - When required by the Act the Board shall, and at any other time the Board may, elect annually from among its number an audit committee to be composed of not fewer than three (3) directors of whom a majority shall not be Officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04   <u>Procedure</u> - Unless otherwise determined by the Board, each Committee of Directors shall have the power to fix its quorum at not less than a majority of its members, to elect its Chairman and to regulate its procedure.

<u>Section Six</u>

<u>OFFICERS</u>

6.01   <u>Appointment</u> - Subject to any Unanimous Shareholder Agreement, the Board may from time to time appoint a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed (herein referred to as "Officers"). The Board may specify the duties of and, in accordance with this By-Law and subject to the provisions of the Act, delegate to such Officers powers to manage the business and affairs of the Corporation. Subject to Sections 6.02, 6.03 and 6.04, an Officer may but need not be a Director and one person may hold more than one office.

6.02   <u>Chairman of the Board</u> - The Board may from time to time also appoint a Chairman of the Board who shall be a Director. The Chairman of the Board shall, when present, preside at all meetings of the Board, Committees of Directors and at all Meetings of Shareholders. In addition, the Board may assign to him any of the powers and duties that may by the provisions of this By-law be assigned to the Managing Director or to the President; and he shall have such other powers and duties as the Board may specify.

6.03   <u>Managing Director</u> - The Board may from time to time appoint a Managing Director who shall be a Director. If appointed, he shall be the Chief Executive Officer and, subject to the authority of the Board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the Board may specify. During the absence or disability of the President, or if no President has been appointed, the Managing Director shall also have the powers and duties of the President's office.

6.04   <u>President</u> - The Board may from time to time appoint a President who shall be a Director. The President, in the absence or non-appointment of the Chairman of the Board, shall preside at meetings of the Board and at all meetings of the Shareholders. He shall have general and active management of the business and affairs of the Corporation, and without limitation to the foregoing:

(i)   he shall have general supervision and direction of all the other officers of the Corporation;

(ii)   he shall submit the annual report of the Board, if any, and the annual balance sheets and financial statements of the business and affairs and reports on the financial position of the Corporation as required by the statutes to the annual general meeting and from time to time shall report to the Board on all matters within his knowledge which the interest of the Corporation requires to be brought to their attention;

(iii)   he shall be ex-officio a member of all standing committees.

6.05   <u>Vice-President</u> - A Vice-President shall have such powers and duties as the Board may specify.

6.06   <u>Secretary</u> - The Secretary shall attend and be the Secretary of all meetings of the Board, of Shareholders and of Committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to Shareholders, Directors, Officers, the auditor and members of the Committees of Directors; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other Officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the Board may specify.

6.07   <u>Treasurer</u> - The Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the Board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the Board may specify.

6.08   Powers and Duties of Other Officers - The powers and duties of all other Officers shall be such as the terms of their engagement call for or as the Board or the Chief Executive Officer may specify. Any of the powers and duties of an Officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board otherwise directs.

6.09   Variation of Powers and Duties - The Board may from time to time and subject to the provisions of the Act vary, add to or limit the powers and duties of any Officer.

6.10   Term of Office - The Board, in its discretion, may remove any Officer of the Corporation, without prejudice to such Officer's rights under any employment contract, otherwise each Officer appointed by the Board shall hold office until the earlier of the date his resignation becomes effective, the date his successor is appointed or the date that he ceases to be qualified for that office.

6.11   Terms of Employment and Remuneration - The terms of employment and the remuneration of Officers appointed by the Board shall be settled by it from time to time.

6.12   Conflict of Interest - An Officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Section 4.17.

6.13   Agents and Attorneys - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14   Fidelity Bonds - The Board may require such Officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

Section Seven

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01   Limitation of Liability - No Director shall be liable for the acts, receipts, neglects or defaults of any other Director or Officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any Director or Officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02   Indemnity - Subject to the limitations contained in the Act, and to the extent he is otherwise fairly and reasonably entitled thereto, the Corporation shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Corporation's request as a Director or Officer of a body corporate of which the Corporation is or was a Shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or Officer of the Corporation or such body corporate, if

(a)   he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03   Insurance - Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its Directors and Officers, such as the Board may from time to time determine.

Section Eight

SHARES

8.01   Allotment and Issue - The Board may from time to time allot, or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Subject to the Articles, no holder of any class of share of the capital of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of shares of any class, whether now or hereafter authorized or any bonds, debentures or other securities convertible into shares of any class.

8.02   Commissions - The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03   Registration of Transfer

(a)   Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the Certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer, if any, as are authorized by the Articles, and upon satisfaction of any lien referred to in Section 8.05.

(b)   The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its Directors, Officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the corporation, its Directors, Officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Corporation for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

(c)   Neither the Corporation nor any Director, Officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Corporation for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

(d)   Every instrument of transfer shall be executed by the transferor and left at the registered office of the Corporation or at the office of its transfer agent or branch transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence if any, as the Board or the transfer agent or branch transfer agent or registrar or branch registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered.

All instruments of transfer where the transfer is registered shall be retained by the Corporation or its transfer agent or branch transfer agent or registrar or branch\registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

(e)   There shall be paid to the Corporation in respect of the registration of any transfer such sum, if any, as the Board may from time to time determine.

8.04   Transfer Agents and Registrars - The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfer, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.05   Lien for Indebtedness - If the Articles provide that the Corporation shall have a lien on shares registered in the name of a Shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the Articles and to any Unanimous Shareholder Agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.06   Non-Recognition of Trusts - Subject to the provisions of the Act, the Corporation shall treat as absolute owner of the share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07   Share Certificates - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and list or series of shares held by him as shown on the securities register. Share Certificates and acknowledgements of a Shareholder's right to a share certificate, respectively, shall be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with Section 2.04 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing Officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing Officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the Officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the Officers whose facsimile signature appears thereon no longer holds office at the date of issue of the Certificate.

8.08   Replacement of Share Certificates - The Board or any Officer or agent designated by the Board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken or which does not comply as to form with the requirements from time to time of the Act in this regard, on payment of such fee as the Board may direct and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.09   Joint Shareholders - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share. Joint Shareholders may collectively designate in writing an address as their recorded address for service of notice and payment of dividends but in default of such designation the address of the first named joint Shareholder shall be deemed to be the recorded address aforesaid.

8.10   <u>Deceased Shareholders</u> - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

<u>Section Nine</u>

<u>DIVIDENDS AND RIGHTS</u>

9.01   <u>Dividends</u> - Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the Shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02   <u>Dividend Cheques</u> - A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03   <u>Non-Receipt of Cheques</u> - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.04   <u>Record Date for Dividends and Rights</u> - The Board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that, where the Corporation is a distributing Corporation for the purposes of the Act, notice of any such record date is given not less than seven (7) days before such record date by newspaper advertisement and otherwise in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.05   <u>Unclaimed Dividends</u> - Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

<u>Section Ten</u>

<u>MEETINGS OF SHAREHOLDERS</u>

10.01   <u>Annual Meetings</u> - The annual meeting of Shareholders shall be held at such time in each year and, subject to the Act and to Section 10.04, at such place as the Board, the Chairman of the Board, the Managing Director or the President may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing Directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02   <u>Special Meetings</u> - The Board, the Chairman of the Board, the Managing Director or the President shall have power to call a special meeting of Shareholders at any time.

10.03   Special Business - All business transacted at a Special Meeting of Shareholders and all business transacted at an annual meeting of Shareholders, except consideration of the financial statements, auditors reports, election of directors and reappointment of the incumbent auditors, is deemed to be special business.

10.04 Place of Meeting - Subject to the Articles, Meetings of Shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place in the Yukon Territory or, if all the Shareholders entitled to vote at the meeting so agree, at some place outside the Yukon Territory.

10.05   Notice of Meeting - Notice of the time and place of each Meeting of Shareholders shall be given in the manner provided in Section 12.01 not less than twenty-one (21) nor more than fifty (50) days before the date of the meeting to each Director, to the auditor and to each Shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a Meeting of Shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of Directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the Shareholders to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A Shareholder and any other person entitled to attend a Meeting of Shareholders may in any manner waive notice of or otherwise consent to a Meeting of Shareholders.

10.06   List of Shareholders Entitled to Notice - For every Meeting of Shareholders, at any time that the Corporation has more than fifteen (15) Shareholders entitled to vote at a Meeting of Shareholders, the Corporation shall prepare a list of Shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each Shareholder. If a record date for the meeting is fixed pursuant to Section 10.07, the Shareholders listed shall be those registered or constructively registered pursuant to the Act at the close of business on the record date, such list to be prepared on a day not later than ten (10) days after such record date. If no record date is fixed, the list of Shareholders shall be prepared no later than at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any Shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is kept and at the place where the meeting is held.

10.07   Record Date for Notice - The Board may fix in advance a record date, preceding the date of any Meeting of Shareholders by not more than fifty (50) days and not less than twenty-one (21) days for the determination of the Shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the Shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held.

10.08   Meetings Without Notice - A Meeting of Shareholders may be held without notice at any time and place permitted by the Act:

(a)   if all the Shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consented to such meeting being held, and

(b)   if the auditor and the Directors are present or waived notice of or otherwise consent to such meeting being held.

At such meeting any business may be transacted which the Corporation at a Meeting of Shareholders may transact. If the meeting is held at a place outside the Yukon Territory, Shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.09   Meetings by Telephone - If all the Shareholders consent, a Shareholder may participate in a meeting of Shareholders by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a Shareholder participating in such a meeting by consent shall be effective whether given before or after the meeting to which it relates.

10.10   Chairman, Secretary and Scrutineers - The Chairman of any meeting of Shareholders shall be the first mentioned of such of the following Officers as having been appointed and who is present at the meeting: Chairman of the Board, President, Managing Director, or a Vice-President. If no such Officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be Chairman. If the Secretary of the Corporation is absent, the Chairman shall appoint some person, who need not be a Shareholder, to act as Secretary of the meeting. If desired, one or more scrutineers, who need not be Shareholders, may be appointed by a resolution or by the Chairman with the consent of the meeting.

10.11   Persons Entitled to be Present - The only persons entitled to be present at a Meeting of Shareholders shall be those entitled to vote thereat, the Directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.

10.12   Quorum – Save as herein otherwise provided, a quorum shall be two (2) shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Corporation. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder. The Directors, the Secretary or, in his absence, an assistance Secretary, and the solicitor of the Corporation shall be entitled to vote at any general meeting unless he is a shareholder or proxyholder entitled to vote thereat. If a quorum is present at the opening of any Meeting of the Shareholders, the Shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

10.13   Right to Vote - Record Date for Voting - Subject to the provisions of the Act as to authorized representative of any other body corporate, at any meeting of Shareholders in respect of which the Corporation has prepared the list referred to in Section 10.06, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to Section 10.07, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed Certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included in such list, in which event the transferee alone shall be entitled to vote the transferred shares at the meeting. Where no record date for notice has been fixed and no notice of meeting given, or in the absence of a list prepared as aforesaid in respect of a meeting of Shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.14   Proxies

(a)   Subject to subparagraph 10.14(c) every Shareholder entitled to vote at a meeting of Shareholders, may appoint a proxyholder, or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the Shareholder or his attorney and shall conform with the requirements of the Act. An instrument of proxy shall be valid only at the meeting in respect of which it is given or any adjournment thereof.

(b)   Subject to subparagraph 10.14(c) any corporation, other than a Prohibited Corporate Shareholder, which is a Shareholder of the Corporation may by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Corporation personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall, if present at the meeting, be counted for the purpose of forming a quorum and be deemed to be a member present at the meeting. Evidence of the appointment of any such representative may be sent to the Corporation by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages.

10.15   Time for Deposit of Proxies - The Board may specify in a notice calling a Meeting of Shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the Chairman of the meeting or any adjournment thereof prior to the time of voting.

10.16   Joint Shareholders - If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a Meeting of Shareholders may, in the absence of the other or others, vote the shares but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them and in the absence of agreement between those so voting the person named first in the Register shall vote the shares.

10.17   Votes to Govern - At any Meeting of Shareholders every question shall, unless otherwise required by the Articles, By-Laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the Chairman of the meeting shall not be entitled to a second or casting vote.

10.18   Motion - The Chairman may propose or second a motion.

10.19   Show of Hands - Subject to the provisions of the Act any question at a Meeting of Shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the Shareholders upon the said question.

10.20   Ballots

(a)   On any question proposed for consideration at a Meeting of Shareholders, and whether or not a show of hands has been taken thereof, any Shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the Shareholders upon the said question.

(b)   No ballot may be demanded on the election of a Chairman. A ballot demanded on a question of adjournment shall be taken forthwith. A ballot demanded on any other question shall be taken as soon as, in the opinion of the Chairman, is reasonably convenient, but in no event later than seven (7) days after the meeting and at such time and place and in such manner as the Chairman of the meeting directs. The result of the ballot shall be deemed to be the resolution of and passed at the meeting at which the ballot was demanded. Any business other than that upon which the ballot has been demanded may be proceeded with pending the taking of the ballot. In any dispute as to the admission or rejection of a vote the decision of the Chairman made in good faith shall be final and conclusive.

10.21   Adjournment - If a Meeting of Shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that it is adjourned. If a Meeting of Shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting. At any such adjourned meeting no business shall be transacted other than business left unfinished at the meeting from which the adjournment took place.

10.22   Resolution in Writing - A resolution in writing signed by all the Shareholders entitled to vote on that resolution at a Meeting of Shareholders is as valid as if it had been passed at a Meeting of Shareholders, and shall be held to relate to any date therein stated to be the effective date thereof.

10.23   Only One Shareholder - Where the Corporation has only one Shareholder or only one holder of any class or series of shares, the Shareholder present in person or by proxy constitutes a meeting.

10.24   Only Two Shareholders - Where the Corporation has only two Shareholders a quorum for transaction of business at any Meeting of Shareholders shall be one (1) person present in person, being a Shareholder entitled to vote thereat, or a duly appointed proxy of said Shareholder, holding not less than ten percent (10%) of the outstanding shares of the Corporation entitled to vote at the meeting.

Section Eleven

DIVISIONS AND DEPARTMENTS

11.01   Creation and Consolidation of Divisions - The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

11.02   Name of Division - Subject to the Act any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation. Any such contract, cheque or documents shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03   Officers of Division - From time to time the Board or if authorized by the Board, the Chief Executive Officer, may appoint one or more Officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the Chief Executive Officer, may remove at its or his pleasure any Officers so appointed, without prejudice to such Officer's right under any employment contract. Officers of divisions or their sub-units shall not, as such, be Officers of the Corporation.

Section Twelve

NOTICES

12.01   Method of Giving Notices - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the By-Laws or otherwise to a Shareholder, Director, Officer, auditor or member of a Committee of Directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been received by him at the time it would be delivered in the ordinary course of mails; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication corporation or agency or its representative for dispatch. Subject to the Act, a notice of Meeting of Shareholders shall be deemed to have been sent to the Shareholder on the day on which it is deposited in the mail. The Secretary may change or cause to be changed the recorded address of any Shareholder, Director, Officer, auditor or member of a Committee of Directors in accordance with any information believed by him to be reliable.

12.02   Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice given to any one or more of such persons at the recorded address for such joint shareholders shall be sufficient notice to all of them.

12.03   Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event in respect of which the notice is being given shall be included.

12.04   Undelivered Notices - If any notice given to a Shareholder pursuant to Section 12.01 is returned on three (3) consecutive occasions because he cannot be found or served or is unknown at his recorded address, the Corporation shall not be required to give any further notices to such Shareholder until he informs the Corporation in writing of his new recorded address.

12.05   Proof of Service - A certificate of the Secretary or other duly authorized Officer of the Corporation in office at the time of the making of the certificate, or of any agent of the Corporation as to the facts in relation to the mailing or delivery or sending of any notice to any Shareholder, Director, the auditors, is conclusive evidence thereof and shall be binding on every Shareholder, Director, the auditors or any Officer of the Corporation as the case may be.

12.06   Omissions and Errors - The accidental omission to give any notice to any Shareholder, Director, Officer, auditor or member of a Committee of Directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.07   Persons Entitled by Death or Operation of Law - Every person who by operation of law, transfer, death of a Shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the Shareholder from whom he derives his title prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.08   Waiver of Notice - Any Shareholder (or his duly appointed proxyholder), Director, Officer, auditor or member of a Committee of Directors may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the By-Laws or otherwise and such waiver or abridgement shall cure any default in the giving or the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a Meeting of Shareholders or of the Board which may be given in any manner.

ENACTED by the Board as at the 14th day of August, 2002

"Paul Simpson"
Secretary of the
Directors Meeting

CONFIRMED by the Shareholders in accordance with the Act as at the 14th day of August,2002.

"Paul Simpson"
Secretary of the
Directors Meeting

Exhibit 4a1

TOURNIGAN VENTURES CORPORATION

480 – 650 West Georgia Street
Vancouver, BC Canada V6B 4N9
Telephone: (604) 323-3351, Fax; (604) 662-3231

Brett Resources Inc.
900 – 475 Howe St.
Vancouver, BC

August 24, 2002

Attention: Carl Hering, President

Dear Sirs:

Re: El Potosi Concession, and Pedernal Concession El Salvador

This Memorandum of Understanding ("MOU") sets forth the terms of an agreement whereby Tournigan Ventures Corporation ("Tournigan") can acquire a 100% interest in the El Potosi Concession, El Salvador ("Potosi Project") and a 60% interest in the Pedernal Project, El Salvador (the "Pedernal Project") from Brett Resources Inc. ("Brett"), not mutually exclusive. This MOU will be legally binding on both parties.

1. El Potosi Concession El Salvador

In order to exercise its option to purchase a 100% interest in the Potosi Project Tournigan must pay to Brett a minimum total of US$1,450,000, subject to clause 7 below. The minimum payment schedule to maintain the option to purchase is as follows:

1.   Tournigan to pay Brett US$25,000 within 30 days of signing this binding MOU..

2.   Tournigan to pay Brett US$25,000 on the first anniversary of the agreement.

3.   Tournigan to pay Brett US$50,000 on the second anniversary of the agreement.

4.   Tournigan to pay Brett US$100,000 on the third anniversary of the agreement.

5.   Tournigan to pay Brett US$1,250,000 on the forth anniversary of the agreement.

6.   When Tournigan has paid Brett a minimum total of US$1,450,000 Tournigan will own 100% interest in the Potosi Project.

7.   Tournigan can delay payment of the final $1,250,000 payment up until the fifth anniversary of the Letter Agreement by paying Brett US$150,000 on the fourth anniversary date.

8.   No mining operation will commence until such time as Tournigan has acquired its 100% interest in the Potosi Project. Once a future mining operation on the Project has produced in excess of 200,000 ounces of gold Brett will be paid a 1% net smelter royalty interest on further gold and silver production from the Potosi Project.

9.   Tournigan will be responsible, during the option period, for the payment of all taxes and any other activities related to keeping the Potosi Project in good standing.

10.   It is recognised that as part of the underlying concession the government of El Salvador retains a royalty interest in the Potosi Project.

2. Pedernal Concession, El Salvador

1.   Tournigan will have the right to earn a 60% interest in the "metallic mineral rights of the Pedernal Project by expending a total of US$500,000 on the project over a 4-year period. Minimum annual expenditures will be as follows: Year 1:US$35,000, Year 2:US$90,000, Year 3:US$125,000 and Year 4: balance of the US$500,000. The year 1 work requirement is a committed expenditure.

2.   At the time that Tournigan has spent US$500,000 on the Pedernal Project and earned its 60% interest a joint-venture will be formed between Tournigan and Brett whereby Tournigan is the operator and all further expense will be pro-rated 60% Tournigan and 40% Brett.

3.   Failure by either party to fund their pro-rata portion of expenditure will result in dilution of that party's interest on a straight line formula using US$500,000 as a 60% basis.

4.   Tournigan and Brett agree to form an area of mutual interest ("AMI") which will encompass an area 5 kilometers from the boundaries of the existing Pedernal concession. Any concessions or interests acquired by either party within the AMI will become a part of this agreement.

5.   Prior to the formation of the joint-venture Tournigan will be responsible for the payment of all taxes and any other activities related to keeping the Pedernal Project in good standing. On the formation of the joint-venture these costs will be split pro-rata.

6.   It is recognised that as part of the underlying concession the government of El Salvador retains a royalty interest in the Pedernal Project.

For the 30 day period following the signing of this MOU, Tournigan will have the exclusive right to conduct legal and technical due diligence on both the Potosi Project and the Pedernal Project with full access to the property as well as all data in the possession of Brett regarding the properties.

If the foregoing terms are acceptable, please so indicate by signing and returning the enclosed copy of this letter. We will then initiate the drafting of a formal option agreement while we are conducting our due diligence.

Yours truly,

TOURNIGAN VENTURES CORPORATION

Per: *"Damien Reynolds"*

The foregoing terms are accepted and agreed to this ___24th____ day of August, 2002.

BRETT RESOURCES INC.

Per: *"Carl Hering"*

DATED   18 February   2004

TOURNIGAN GOLD CORPORATION
("**TOURNIGAN**")

and

CONDOR SECURITIES LIMITED
("**CONDOR**")

SALE OF INTERESTS IN THE EL POTOSI AND CERRO PEDERNAL PROJECTS, EL SALVADOR

Fearis Salter Power Shervington
Solicitors
52 Ord Street
West Perth WA 6005
Telephone: (08) 9481 8700
Facsimile: (08) 9481 8701
Reference: SMP20030373

TABLE OF CONTENTS

THE AGREEMENT is made on   18th   day of February   2004

BETWEEN:

(1)   **TOURNIGAN GOLD CORPORATION** of Suite 520, 800 West Pender Street, Vancouver, BC, Canada ("**Tournigan"**);

(2)   **CONDOR SECURITIES LIMITED** of Ground Floor, 30 Ledgar Road, Balcatta, Western Australia, Australia ("**Condor"**).

INTRODUCTION

(A)   Tournigan is entitled to acquire certain interests in the El Potosi Project and the Cerro Pedernal Project in El Salvador pursuant to the MOU entered into with Brett Resources Inc.

(B)   Tournigan has agreed to sell to Condor the whole of its rights and interests in the MOU, the El Potosi Project and the Cerro Pedernal Project on the terms and conditions set out in this Agreement.

IT IS AGREED:

1.   **DEFINITIONS AND INTERPRETATIONS**

1.1   In this Agreement, unless the context otherwise requires:

"**Agreement**" means the agreement made by this document including the Introduction, Schedules and any Annexures, and includes all variations of, or amendments to, this document;

"**Brett Resources**" means Brett Resources Inc. a company incorporated in Canada and having its registered office at 900-475 Howe Street, Vancouver BC, Canada;

"**Business Day**" means a day on which trading banks are open for business in Perth, Western Australia;

"**Claim**" means, in relation to any person, a claim, action, proceeding, judgment, damage, loss, cost, expense or liability incurred by or to or made or recovered by or against the person, however arising and whether present, unascertained, immediate, future or contingent;

"**Completion**" means the performance of the acts set out in clause 6;

"**Completion Date**" means the date being 5 Business Days after the date on which the last of the Conditions is satisfied or waived;

"**Condition**" means a condition set out in clause 5.1;

"**Consideration**" means the consideration set out in clause 4.1;

"**date of this Agreement**" means the date upon which the last Party executes this Agreement;

"**End Date**" means 90 days after the date of this Agreement;

"**Encumbrance**" means any royalty, lien, mortgage, charge, pledge, caveat, contract, security interest, title retention, preferential right or trust arrangement and any other security arrangement or agreement of any kind or which arises in any way and any right of first refusal, option to purchase, lease, pre-emptive right or any other right or interest of any third party or any defect or irregularity of title or any obligation or liability to any third party;

"**Exploracion Lucero**" means Exploracion Lucero S.A. de C.V., a company incorporated in El Salvador;

"**Memorandum of Understanding**" or "**MOU**" means the letter agreement entered into between Tournigan and Brett Resources dated 24 August 2002 in relation to the acquisition of interests in the El Potosi Project and the Cerro Pedernal Project by Tournigan from Brett Resources as amended by letters from Tournigan to Brett Resources dated 4 October 2002 and 24 September 2003;

"**Mining Law**" means the following decrees, laws and resolutions made by the Government of El Salvador or its Ministers, agents or authorised bodies:

(a)   mining law legislative decree no. 544 of 14 December 1995 published in the official newspaper no: 16, volume 330 of 24 January 1996;

(b)   by-laws of the mining law published in the official newspaper no. 144, volume 332 of 7 August 1996;

(c)   legislative decree no: 475 of 11 July 2001 published in official newspaper no: 144, volume 352 of 31 July 2001; and

(d)   all resolutions made by the Hydrocarbon Direccion and Mines of the Ministry of Economy and all other regulations and legislation of any governmental or regulatory authority which relate to the El Potosi Project or the Cerro Pedernal Project;

"**Minister**" means the minister or ministers from time to time responsible for the administration of any Mining Law;

"**Cerro Pedernal Project**" means the exploration licence granted by Resolution No: 121 of 5 June 2001 under the Mining Law and all Project Information relating to the area the subject of that licence;

"**Parties**" means Tournigan and Condor and "**Party**" means either of them;

"**El Potosi Project**" means the exploration licence for minerals, gold, silver, copper and zinc as granted to Exploracion Lucero by Resolution No: 291 of 30 November 2001 granted under the Mining Law and all Project Information relating to the area the subject of that licence;

"**Project**" means the El Potosi Project or the Cerro Pedernal Project or both of them as the context may require;

"**Project Information**" means all exploration data, information, records and documents (howsoever stored, electronically or otherwise) owned or under the control of Tournigan, Brett Resources or Exploracion Lucero and which relate to a Project;

"**Sale Assets**" means the:

(a)   the whole of the interest of Tournigan in the MOU; and

(b)   the Project Information;

"**Shares**" means fully paid ordinary shares in the capital of Condor issued at an issue price of $0.025;

"**Tax**" or "**Taxes**" means all taxes, charges, fees, levies or other assessments imposed by any governmental agency, including without limitation, income, capital gains, value added, excise, property, sale, transfer, payroll and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment);

"**Warranty**" means a warranty or representation made by a party pursuant to clause 7.

1.2   The singular includes the plural and the plural includes the singular.

1.3   A reference to a gender includes a reference to each other gender.

1.4   A reference to a person includes a reference to a firm, corporation or other corporate body.

1.5   A reference to a statute, regulation or provision of a statute or regulation ("**statutory provision**") includes a reference to:

(a)   that statutory provision as amended or re-enacted from time to time; and

(b)   a replacement or a statutory provision.

1.6   Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have corresponding meanings.

1.7   A reference to a deed, agreement (including this Agreement) or other instrument or any provision of it is deemed to include a reference to that deed, agreement, instrument or provision as varied, supplemented, novated, assigned or replaced from time to time.

1.8   A reference to a month is a reference to a calendar month (whether or not beginning on the first day of any month).

1.9   Headings are for ease of reference and do not form part of or affect the construction or interpretation of this Agreement.

1.10   A reference to a recital, clause, Schedule or Annexure is to a recital, clause, Schedule or Annexure of or to this Agreement.

1.11   This Agreement binds, in addition to the Parties, their respective successors in title.

1.12   If an act must be done on a specified day which is not a Business Day, then the act must instead be done on the next Business Day.

1.13   All references to monetary sums in this Agreement are in Australian dollars.

1.14   Words and expressions which are defined in a Schedule have the meanings ascribed to them in that Schedule wherever they are used in this Agreement.

1.15   A reference to a matter being "to the knowledge" of a person means that the matter is to the best of the knowledge, information and belief of that person after making reasonable enquiries in the circumstances.

2.   CAPACITY OF CONDOR

2.1   Condor enters into this Agreement in its own capacity and/or as agent for its nominee, a wholly owned company to be incorporated in El Salvador ("**Condor Salvador**").

2.2   Condor may, upon giving written notice to Tournigan at any time prior to Completion, nominate Condor Salvador to be the purchaser of the Sale Assets in its place and from the date of such notice Condor Salvador shall be deemed to assume the whole of the rights and obligations of Condor under this Agreement, excepting the obligation to issue the Shares, which shall remain an obligation of Condor in any event.

2.3   From the date of any notice provided pursuant to clause 2.2 Condor shall be deemed to have guaranteed to Tournigan the due performance by Condor Salvador of the whole of its obligations under this Agreement.

2.4   Without limitation to clauses 2.1 or 2.2, if notice is given in accordance with clause 2.2 the obligation at Completion will be to transfer the Sale Assets to Condor Salvador and the deed of assignment to be provided at Completion shall be in favour of Condor Salvador.

3.   SALE AND PURCHASE

3.1   Tournigan agrees to assign and transfer to Condor and Condor agrees to accept the assignment and transfer of the Sale Assets free from any Encumbrances and otherwise on the terms and conditions of this Agreement.

3.2   Title to, property in and risk of the Sale Assets:

         (a)   until Completion, remains solely with Tournigan; and

(b)   passes to Condor on and from Completion.

4.   CONSIDERATION

4.1   **Amount**

The total consideration for the sale and purchase of the Sale Assets is the sum of $200,000.

4.2   **Satisfaction**

The Consideration shall be satisfied by the issue to Tournigan of 8,000,000 Shares.

4.3   **Additional Consideration**

At Completion, Condor will appoint Tournigan's representative, Eric Lavarack to its Board of Directors.

5.   CONDITIONS

5.1   **Conditions to Agreement**

This Agreement is conditional, as a condition subsequent, to the satisfaction of the following conditions on or prior to the End Date;

(a)   any consent of any Minister or any other approval or registration which, in the opinion of Condor, is required to be obtained pursuant to any Mining Law to the transfer of the Sale Assets, or the Projects or any interest therein;

(b)   the receipt of all shareholder approvals and other approvals which Condor determines are reasonably required pursuant to the requirements of the Corporations Act 2001 of Australia or the constitution of Condor;

(c)   the receipt by Condor within 14 days of the execution of this Agreement of the written consent of Brett Resources and Exploracion Lucero to the transaction constituted by this Agreement and an undertaking by Brett Resources and Exploracion Lucero to execute a deed of assignment in the form annexed hereto as Annexure A prior to the Completion Date, such consent and undertaking to be in a form satisfactory to Condor;

(d)   the receipt by Tournigan of a notice of acceptance of this transaction for filing from the TSX Venture Exchange.

5.2   **Post Completion Conditions**

If within 6 months of the date of Completion or such later date as may be requested by Condor and approved by Tournigan:

(a)   Condor's issued shares have not been listed for quotation on a Canadian stock exchange (a "Listing"); or

(b)   Condor's issued shares have not been exchanged for shares in a Canadian stock exchange listed company (an "Exchange"),

it is agreed that:

(c)   Condor shall deliver to Tournigan such deeds and transfers as are required to effect a transfer of the beneficial and legal registered ownership of the Projects back to Tournigan or its nominee;

(d)   Tournigan shall deliver the Shares issued pursuant to clause 4.2 back to Condor, together with such supporting documentation as may be required to effect deliverance of the Shares in the form required by Condor;

(e)   Tournigan shall be deeded to have irrevocably appointed the chairman of Condor (from time to time) as its proxy and attorney to exercise all of Tournigan's rights whatsoever in respect of the Shares issued pursuant to clause 4.2 and act on Tournigan's behalf at any meeting to approve the cancellation of the Shares issued pursuant to clause 4.2 to be cancelled in accordance with clause 5.2(d), Tournigan will ratify any acts carried out by the chairman of Condor in exercising the rights granted by this proxy and attorney and releases such proxy and attorney from any claim in respect of such exercise; and

(f)   Tournigan will reimburse Condor for all expenses Condor has incurred in exploration and maintenance of the Properties.

The parties agree that they will act reasonably in effecting the intent of this clause.

5.3   **Satisfaction of Conditions**

Tournigan and Condor shall use their respective best endeavours to satisfy the Conditions on or prior to the End Date.

5.4   **Information and Consultation**

(a)   Each Party will keep each other Party fully informed of all communications, discussions and dealings given or received by that Party in connection with an application for any consent or approval required as a Condition and will provide to each other Party copies of all written communications.

(b)   The Parties will use all reasonable endeavours to consult with each other regarding the terms of any correspondence or communication to be issued in connection with an application for a consent or approval required as a Condition.

5.5   **Notification**

Upon a Party becoming aware that any consent or approval required to be obtained as a Condition has been obtained, that Party will immediately notify the other Party.

5.6   **Waiver of Conditions**

With exception of 5.1(d), the Conditions are for the benefit of Condor and may be waived by written notice from Condor to Tournigan.

5.7   **Failure of Condition**

If the Conditions have not been satisfied or waived by the End Date then this Agreement shall terminate and neither Party shall have any claim against the other except for claims subsisting prior to termination.

6.   COMPLETION

6.1   Completion shall take place on the Completion Date (or on such other date as may be agreed) at the offices of Condor.

6.2   The obligation of Tournigan at Completion is to transfer to Condor good title to, and possession of, the Sale Assets. Accordingly, and without limitation, Tournigan must deliver or cause to be delivered to Condor at Completion:

(a)   a duly executed deed of assignment in the form annexed hereto as Annexure A whereby:

(i)   Exploracion Lucero agrees to be bound by the terms and conditions of the MOU;

(ii)   Exploracion Lucero and Brett Resources acknowledge and agree that the MOU is valid and subsisting in accordance with its terms and that there are no outstanding breaches of the MOU and that all obligations of Tournigan in respect of the MOU have been performed up to the date of Completion and that there are no variations or alterations to the MOU other than the letters from Tournigan to Brett Resources dated 4 October 2002 and 24 September 2003;

(iii)   the interests of Tournigan in the MOU and all rights and obligations in respect of the MOU are assigned by Tournigan to Condor with the consent of Brett Resources and Exploracion Lucero;

(b)   originals of all consents required for the transfer of the Sale Assets from Tournigan to Condor;

(c)   possession of the Sale Assets.

6.3   The obligation of Condor at Completion is to satisfy the Consideration by the issue and allotment to Tournigan of the number of Shares set out in clause 4.2, and to appoint one representative of Tournigan to the Board of Directors of Condor

6.4   The requirements of clauses 6.2 and 6.3 are interdependent and must be carried out contemporaneously. No delivery or payment is deemed to have been made until all deliveries, payments and appointments have been made.

6.5 Notwithstanding clause 6.4, if any act, matter or thing which ought to have been done or any document which ought to have been executed or delivered at Completion is found not to have been done, executed or delivered each Party must, upon request by the other Party after Completion, immediately do or cause to be done that act, matter or thing or execute and deliver or cause to be executed and delivered that document.

6.6 If any act, matter or thing is required to be done or any document is required to be executed or provided to Condor to more satisfactorily transfer possession or ownership of the Sale Assets to Condor then Tournigan must, upon request by Condor after Completion, immediately do or cause to be done that act, matter or thing or execute and deliver or cause to be executed and delivered that document.

6.7 Any obligation of a Party under this clause 6 which is not wholly performed at or before Completion shall survive and not merge on Completion if Completion (notwithstanding that non-performance) occurs.

7. WARRANTIES

7.1 Condor warrants and represents to Tournigan that as at the date of this Agreement and as at the Completion Date it is authorised to enter into this Agreement and this Agreement constitutes a legal, valid and binding obligation on it enforceable in accordance with its terms.

7.2 Condor warrants and represents to Tournigan that as at the date of this Agreement and as at the Completion Date, the aggregate amount of its cash reserves and expenditure incurred by it on the Project is at least $550,000.

7.3 Tournigan warrants and represents to Condor that as at the date of this Agreement and as at the Completion Date the warranties and representations set out in SCHEDULE 1 are true and correct.

7.4 Condor warrants and represents to Tournigan that as at the date of this Agreement and as at the Completion Date the warranties and representations set out in SCHEDULE 2 are true and correct.

8. DEFAULT

8.1 For the purposes of this Agreement the following events or occurrences shall constitute a default on the part of, or with respect to, the Party to which they relate:

(a) any Warranty is or becomes false, misleading or incorrect in a material respect;

(b) Tournigan fails to perform or observe any material covenant, agreement or obligation on its part under this Agreement; or

(c) Condor fails to perform or observe any material covenant, agreement or obligation on its part under this Agreement.

8.2   No party shall exercise any right arising as a result of a default by another party unless:

(a)   a Party not in default has first given to the Party in default a notice specifying the default complained of and requiring such default to be remedied within the period (being not less than 20 Business Days) specified in such notice; and

(b)   the Party in default fails to remedy such default to the reasonable satisfaction of the Party not in default within such period.

8.3   Where a Party has given a notice under clause 8.2 and the default specified in that notice has not been remedied to its reasonable satisfaction, that Party shall thereafter be entitled to exercise all of its rights at law or in equity in respect of that default.

9.   CONTINUING OBLIGATIONS

Each obligation and Warranty (except an obligation fully performed at Completion) continues in force despite Completion.

10.   COSTS AND DISBURSEMENTS

10.1   Each Party must pay its own costs and disbursements of and incidental to the negotiation, preparation, execution and registration of this Agreement, and all other documents and matters referred to in this Agreement.

10.2   All stamp duty and other government imposts and fees payable on or in connection with this Agreement are payable by Condor.

11.   NOTICES

11.1   Any notice or other communication required or permitted to be given by a Party under this Agreement must be in writing and:

(a)   delivered;

(b)   mailed by certified airmail, postage prepaid; or

(c)   sent by facsimile transmission,

to the address or facsimile number for service specified in clause 11.3.

11.2   A notice is sufficiently given if:

(a)   delivered, upon delivery;

(b)   mailed, on actual delivery to that address as evidenced by documentation of the postal system in the country of delivery; or

(c)   sent by facsimile, upon the transmission of the facsimile without error as indicated by the sending facsimile machine.

11.3   Each Party's address and facsimile number for service is:

Tournigan:

Attention:	Damien Reynolds
Address:	Suite 520
	800 West Pender Street
	Vancouver BC
	Canada V6C 2V6
Facsimile:	1 604 683 8340

Condor:

Attention:	Reg Gillard
Address:	Ground Floor
	30 Ledgar Road
	Balcatta 6021
	Western Australia
	Australia
Facsimile:	61 8 9240 2406

11.4 A Party may change its address or facsimile number for service by giving notice of that change to the other party.

12. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws for the time being in force in the State of Western Australia, Australia and the parties submit to the exclusive jurisdiction of the courts of or exercising jurisdiction in respect of the State of Western Australia, Australia.

13. GENERAL

13.1 Variation

The provisions of this Agreement may only be amended, varied, supplemented or waived by an instrument or instruments in writing signed by the Parties. No amendment, variation, supplement or waiver shall be valid or enforceable unless it is contained in a document executed by the Parties.

13.2 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent only of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

13.3 Approvals or Consents

In any case where pursuant to this Agreement the doing or execution of any act, matter or thing by a Party is dependent upon the consent or approval of another Party, such consent or approval may be given conditionally or unconditionally or withheld in that other Party's absolute, uncontrolled discretion unless otherwise herein provided.

13.4   **Further Assurance**

From time to time and at all times hereafter each Party shall do and execute or cause to be done and executed all such acts, deeds and assurances whatsoever for more effectively and satisfactorily giving effect to this Agreement and shall use all reasonable endeavours to cause third parties to do likewise.

13.5   **Time of the Essence**

Time shall be of the essence of this Agreement in all respects.

13.6   **Entire Agreement**

This Agreement constitutes the entire agreement between the Parties and shall take effect according to its tenor notwithstanding any other prior agreement, or documents which may have passed between the Parties or their respective advisers or may have been executed by all or any of them prior to the date of this Agreement.

13.7   **Counterparts**

This Agreement may be executed in any number of counterparts and by different parties on separate counterparts each complete set of which, when so executed by all parties, shall be original but all such counterparts shall together constitute but one and the same instrument.

EXECUTED as an Agreement.

THE COMMON SEAL of **TOURNIGAN GOLD CORPORATION**, the fixing of which was witnessed by:

"Damien Reynolds"	*"Paul Simpson"*
Signature of director	Signature of director/secretary
Damien Reynolds	Paul Simpson
Name of Director	Name of director/secretary

EXECUTED BY **CONDOR SECURITIES LIMITED** in accordance with Section 127 of the Corporations Act 2001

"Ron Gajewski"	*"Reg Gillara"*
Director	Director/Secretary
Ron Gajewski	Reg Gillara
Print Name	Print Name

SCHEDULE 1

TOURNIGAN WARRANTIES

1.   Tournigan is duly incorporated and validly exists under the law of its place of incorporation.

2.   Tournigan has full corporate power and authority to own the Sale Assets.

3.   Tournigan is not insolvent and no receiver or manager or administrator or equivalent person or officer has been appointed over the Sale Assets and no such appointment has been threatened.

4.   Tournigan is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up Tournigan or placing it under official management or any equivalent order.

DUE AUTHORISATION

5.   The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of Tournigan.

6.   Tournigan has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement.

7.   This Agreement constitutes a legal, valid and binding obligation of Tournigan enforceable in accordance with its terms by appropriate legal remedy.

8.   This Agreement and Completion does not conflict with or result in a breach of or default under any provision of the constitution or other governing articles of Tournigan or any material term or provision of any agreement or deed or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.

SALE ASSETS

9.   Tournigan has good and marketable title to the Sale Assets free of Encumbrances and free from any security or third party interest and there is no agreement to create any security or third party interest and no claim has been made to any person to be entitled to an interest of that kind.

10.   The MOU is valid and subsisting in accordance with its terms and is binding upon Brett Resources and Exploracion Lucero and there has been no breach or threatened breach by Tournigan, Brett Resources or Exploracion Lucero of the MOU.

PROJECTS

11.   In relation to each of the Projects:

(a) the exploration licence the subject of the Project is current and validly subsisting, in full force and effect, and in good standing pursuant to and in accordance with the provisions of all Mining Laws;

(b) all payments required to be paid or made in connection with the Project have been duly paid or made;

(c) all work, expenditure and other requirements required to be performed in respect of the exploration licence the subject of the Project have been duly performed and all other conditions of the licence have been duly complied with;

(d) Tournigan has not done or omitted to do any act, matter or thing as a result of which the exploration licence the subject of the Project may be, or be liable to be, cancelled, surrendered, withdrawn, forfeited, object to, charged, altered or encumbered;

(e) no person other than Tournigan and the government of El Salvador (but only to the extent required under any Mining Law) owns or possesses any rights to explore or prospect for minerals or to mine on any part of the Projects;

(f) there are no tribute, production or profit-sharing, royalty, carried interest, toll treatment or smelting, production sale or delivery or similar agreements or arrangements affecting the Projects or Tournigan's interest in the Projects or any metals or minerals which may be derived from the Projects;

(g) there is no outstanding notice or order issued under any environmental law or regulation of any government, governmental body or authority, or under any Mining Law the implementation of which (whether by force of law or voluntarily) might materially and adversely affect the Projects or impose any material liability in relation to the Projects;

(h) Tournigan has complied with the requirements of each government, governmental body or authority having authority in relation to the Projects.

SCHEDULE 2

CONDOR WARRANTIES

1. Condor is duly incorporated and validly exists under the law of its place of incorporation.

2. Condor has full corporate power and authority to enter into the Agreement and to comply with its obligations thereunder including the issuance of the Shares.

3. Condor is not insolvent and no receiver or manager or administrator or equivalent person or officer has been appointed over its assets and no such appointment has been threatened.

4. Condor is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up Condor or placing it under official management or any equivalent order.

5. Condor is in good standing with all regulatory authorities having governance over it, including all applicable Australian taxation authorities.

DUE AUTHORISATION

6. The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of Condor.

7. Condor has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement.

8. This Agreement constitutes a legal, valid and binding obligation of Condor enforceable in accordance with its terms by appropriate legal remedy.

9. This Agreement and Completion does not conflict with or result in a breach of or default under any provision of the constitution or other governing articles of Condor or any material term or provision of any agreement or deed or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.

CAPITALIZATION AND SHARES

10. Condor has, as at the date of this Agreement, 25,904,505 common shares issued and outstanding. No person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Condor or any unissued securities of Condor

General

11. To the best of Condor's knowledge, information and belief, there is no basis for and there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Condor contemplated or threatened, against or affecting Condor or by any person or before any arbitrator of any kind which would prevent

or hinder the consummation of this Agreement or which have resulted in, involve the possibility of or could involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Condor.

12. There are no known or anticipated material liabilities of any kind whatsoever, other than those incurred in the ordinary course of business (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Condor is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements of Condor, dated 30 June 2003, which have been delivered to Tournigan (the "Condor Statements").

13. The corporate records and minute books of Condor as required to be maintained by it under the laws of its respective jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its respective directors and shareholders and all resolutions consented to in writing.

14. Each of Condor's material contracts and agreements between Condor and any other person is in full force and effect and, to the best of the knowledge of Condor, is valid, binding and enforceable against each of the parties thereto in accordance with its terms and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default.

15. Condor has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Condor; there are no actions, suits, proceedings, investigations or claims now threatened or pending against Condor in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

16. The common shares of Condor are at present not listed and posted for trading on any Stock Exchange.

17. To the best of Condor's knowledge, Condor is in good standing and in compliance with its obligations under such securities legislation as is applicable to it in its jurisdictions of operation.

18. To the best of Condor's knowledge, Condor is in compliance, in all material respects, with all applicable laws.

ANNEXURE A

DATED

TOURNIGAN GOLD CORPORATION

and

CONDOR SECURITIES LIMITED

BRETT RESOURCES INC.

EXPLORACION LUCERO S.A. de C.V.

DEED OF ASSIGNMENT AND ASSUMPTION

Fearis Salter Power Shervington
Solicitors
52 Ord Street
West Perth WA 6005
Telephone: (08) 9481 8700
Facsimile: (08) 9481 8701
Reference: SMP20030373

THIS DEED is made this   day of   2004

BETWEEN:

(1)   **TOURNIGAN GOLD CORPORATION** of Suite 520, 800 West Pender Street, Vancouver, BC, Canada ("**Tournigan**");

(2)   **CONDOR SECURITIES LIMITED** of Ground Floor, 30 Ledgar Road, Balcatta, Western Australia, Australia ("**Condor**");

(3)   **BRETT RESOURCES INC**. of 900-475 Howe Street, Vancouver BC, Canada (**"Brett Resources"**);

(4)   **EXPLORACION LUCERO S.A. de C.V.** of [   ].

RECITALS:

(A)   Tournigan and Brett Resources entered into a Memorandum of Understanding dated 24 August 2002 in relation to the acquisition of interests in the El Potosi Project and the Cerro Pedernal Project by Tournigan from Brett Resources as amended by letters from Tournigan to Brett Resources dated 4 October 2002 and 24 September 2003.

(B)   Tournigan has agreed to assign its interest in the MOU to Condor.

(C)   Condor has requested that Exploracion Lucero, the holder of the Projects, enter into this Agreement to acknowledge that it is bound by the terms of the MOU.

(D)   Condor has agreed to acquire the interests of Tournigan in the MOU in consideration of the execution of this Agreement by the Parties hereto.

AGREED:

1.   **INTERPRETATION**

In this Deed unless the context or subject matter otherwise requires:

"Assigned Interest" means the whole of Tournigan's rights and obligations under the MOU;

"Brett Resources" means Brett Resources Inc. a company incorporated in Canada and having its registered office at 900-475 Howe Street, Vancouver BC, Canada;

"Deed" means this deed;

"Effective Date" means the date of this Deed;

"Exploracion Lucero" means Exploracion Lucero S.A. de C.V., a company incorporated in El Salvador and having its registered address at [   ];

"Memorandum of Understanding" or **"MOU"** means the letter agreement entered into between Tournigan and Brett Resources dated 24 August 2002 in relation to the acquisition of interests in the El Potosi Project and the Cerro Pedernal Project by Tournigan from Brett Resources as amended or varied by this Deed of Assignment;

"Obligations" means each and every one of the covenants, agreements, obligations and liabilities of Tournigan requiring observance, performance or fulfilment by Tournigan under the MOU.

"Cerro Pedernal Project" means the exploration licence granted by Resolution No: 121 of 5 June 2001 under the Mining Law and all Project Information relating to the area the subject of that licence;

"El Potosi Project" means the exploration licence for minerals, gold, silver, copper and zinc as granted to Exploracion Lucero by Resolution No: 291 of 30 November 2001 granted under the Mining Law and all Project Information relating to the area the subject of that licence;

"Project" means the El Potosi Project or the Cerro Pedernal Project or both of them as the context may require;

2.   **ASSUMPTION BY EXPLORACION LUCERO**

   a. In consideration of the assumption by Condor of Tournigan's Obligations under the MOU pursuant to this Deed, Exploracion Lucero acknowledges and agrees with Condor that notwithstanding it was not a party to the MOU:

      i. Exploracion Lucero is bound by the terms and conditions of the MOU as they affect its ownership and other interests in the Projects;

      ii. it will give effect to the rights of Tournigan or any assignee of Tournigan's rights, including Condor, to acquire an interest in the Projects pursuant to the terms of the MOU and will execute all such documentation and carry out any act that may be required to transfer such interest to Tournigan or its assignees;

iii. Exploracion Lucero acknowledges and agrees that Condor, as assignee of the rights and obligations under the MOU, may enforce all rights and obligations arising under the MOU concerning the ownership or any other interest in the Project directly against Exploracion Lucero;

iv. it will not transfer, assign, mortgage or encumber in any way its interest in the Projects in any manner which may conflict with the terms and conditions of the MOU.

b. Without limitation to clause 2.1, each of the Parties to this Deed agrees that from the Effective Date the MOU is varied by adding Exploracion Lucero as a party who shall assume, jointly and severally, the same obligations as Brett Resources in respect of the transfer of interests in the Projects to Condor.

3. ASSIGNMENT

Tournigan as beneficial owner hereby assigns to Condor absolutely the Assigned Interest and Condor hereby confirms acceptance of the assignment of the Assigned Interest so as to take effect on and from the Effective Date.

4. COVENANT BY CONDOR

Condor covenants with Tournigan, Brett Resources and Exploracion Lucero that on and from the Effective Date, Condor will assume and perform the Obligations and be bound by all the terms and conditions, restrictions and obligation of the MOU as if named in the MOU in place of Tournigan.

5. COVENANTS BY BRETT RESOURCES AND EXPLORACION LUCERO

With effect on and from the Effective Date, Brett Resources and Exploracion Lucero unconditionally and irrevocably:

i. release Tournigan from all further Obligations and all claims, demands and liabilities whatsoever in respect of or in connection with the MOU without prejudice to any Obligation accruing or claim, demand or liability incurred prior to the Effective Date;

ii. covenant with Condor that Condor shall enjoy and be entitled to the benefit of the Assigned Interest as if Condor were named in the MOU in place of Tournigan;

iii. acknowledge and agree that the MOU is valid and enforceable in accordance with its terms and that there is no outstanding breach or obligation on the part of Tournigan which is required to be satisfied prior to the Effective Date and which remains outstanding;

iv. acknowledge and agree that Condor will, upon the execution of this Deed by all Parties, become entitled to acquire a 100% interest in the El Potosi Project and a 60% interest in the Cerro Pedernal Project on the terms and conditions of the MOU;

v. acknowledge and agree that they have no claim in relation to any prior breach or action of Tournigan or any other Party in relation to the MOU prior to the Effective Date and each of them hereby releases Tournigan or any successor in title from any such claim to the extent it may exist.

6. GENERAL

a. Each of the parties to this Deed shall make, do, execute and deliver all such acts, instruments and things as are necessary or desirable to implement and give full effect to the provisions of this Deed.

b. Condor will pay the stamp duty assessed on this Deed.

c. Each party will pay their own legal costs of and incidental to the preparation and execution of this Deed.

d. For all purposes this Deed shall be governed by and construed in accordance with the laws of Western Australia, Australia and the parties agree to submit to the non-exclusive jurisdiction of the Courts of Western Australia, Australia and all Courts competent to hear appeals therefrom.

e. This Deed may be executed in any number of counterparts and all of those counterparts taken together constitute one and the same instrument. A facsimile copy of this Deed executed by a party shall be treated for all purposes as valid execution of the Deed by that party.

Executed by the parties as a Deed.

THE COMMON SEAL of **TOURNIGAN GOLD CORPORATION**, the fixing of which was witnessed by:

_____	_____
Signature of director	Signature of director/secretary
_____	_____
Name of Director	Name of director/secretary

EXECUTED BY **CONDOR SECURITIES LIMITED** in accordance with Section 127 of the Corporations Act 2001

_____	_____
Director	Director/Secretary
_____	_____
Print Name	Print Name

THE COMMON SEAL of **BRETT RESOURCES INC.**, the fixing of which was witnessed by:

_____	_____
Signature of director	Signature of director/secretary
_____	_____
Name of Director	Name of director/secretary

EXECUTED BY **EXPLORACION LUCERO S.A. de C.V.**, by it's Sole Administrator and Legal Representative:

_____
Signature of Administrator/ Legal Representative

John Spurney
_____
Name of Administrator/ Legal Representative

Exhibit 4a3

<u>DATED</u> _____

TOURNIGAN GOLD CORPORATION

MINERALES MORAZAN SOCIEDAD ANONIMA DE CAPITAL VARIABLE

CONDOR SECURITIES LIMITED

BRETT RESOURCES INC.

GRIDIRON EXPLORATION LIMITED

and

EXPLORACION LUCERO S.A. de C.V.

DEED OF ASSIGNMENT AND ASSUMPTION

Fearis Salter Power Shervington
Solicitors
52 Ord Street
West Perth WA 6005
Telephone: (08) 9481 8700
Facsimile: (08) 9481 8701
Reference: SMP20030373

THIS DEED is made this   day of   2004

BETWEEN:

(1)   **TOURNIGAN GOLD CORPORATION** of Suite 520, 800 West Pender Street, Vancouver, BC, Canada (**"Tournigan"**);

(2)   **MINERALES MORAZAN SOCIEDAD ANONIMA DE CAPITAL VARIABLE** of [   ] (**"MMS"**);

(3)   **CONDOR SECURITIES LIMITED** of Ground Floor, 30 Ledgar Road, Balcatta, Western Australia, Australia (**"Condor"**).

(4)   **BRETT RESOURCES INC**. of 900-475 Howe Street, Vancouver BC, Canada (**"Brett Resources"**);

(5)   **GRIDIRON EXPLORATION LIMITED** of 900-475 Howe Street, Vancouver BC, Canada (**"Gridiron"**);

(6)   **EXPLORACION LUCERO S.A. de C.V.** of Calle y Colonia Roma #23, 2da Planta, San Salvador, El Salvador.

RECITALS:

(A)   Tournigan and Brett Resources entered into a Memorandum of Understanding dated 24 August 2002 in relation to the acquisition of interests in the El Potosi Project and the Cerro Pedernal Project by Tournigan from Brett Resources as amended by letters from Tournigan to Brett Resources dated 4 October 2002 and 24 September 2003.

(B)   Tournigan has agreed to assign its interest in the MOU to MMS.

(C)   MMS has requested that Exploracion Lucero, the holder of the Projects, and Gridiron, the holder of the whole of the issued share capital of Exploration Lucero, enter into this Deed to acknowledge that they are bound by the terms of the MOU.

(D)   MMS has agreed to acquire the interests of Tournigan in the MOU in consideration of the execution of this Deed by the Parties hereto.

(E)   Condor has agreed to guarantee the obligations of MMS under the MOU.

AGREED:

1. **INTERPRETATION**

In this Deed unless the context or subject matter otherwise requires:

"Assigned Interest" means the whole of Tournigan's rights and obligations under the MOU;

"Brett Resources" means Brett Resources Inc. a company incorporated in Canada and having its registered office at 900-475 Howe Street, Vancouver BC, Canada;

"Cerro Pedernal Project" means the exploration licence granted by Resolution No: 121 of 5 June 2001 under the Mining Law and all Project Information relating to the area the subject of that licence;

"Deed" means this deed;

"El Potosi Project" means the exploration licence for minerals, gold, silver, copper and zinc as granted to Exploracion Lucero by Resolution No: 291 of 30 November 2001 granted under the Mining Law and all Project Information relating to the area the subject of that licence;

"Effective Date" means the date of this Deed;

"Exploracion Lucero" means Exploracion Lucero S.A. de C.V., a company incorporated in El Salvador and having its registered address at Calle y Colonia Roma #23, 2da Planta, San Salvador, El Salvador;

"Gridiron" means a company incorporated in Canada and having its registered address at 900-475 Howe Street, Vancouver BC, Canada;

"Memorandum of Understanding" or **"MOU"** means the letter agreement entered into between Tournigan and Brett Resources dated 24 August 2002 in relation to the acquisition of interests in the Potosi Project and the Cerro Pedernal Project by Tournigan from Brett Resources as amended or varied by this Deed of Assignment;

"Obligations" means each and every one of the covenants, agreements, obligations and liabilities of Tournigan requiring observance, performance or fulfilment by Tournigan under the MOU;

"Project" means the El Potosi Project or the Cerro Pedernal Project or both of them as the context may require;

2. ASSUMPTION BY EXPLORACION LUCERO

2.1 In consideration of the assumption by MMS of Tournigan's Obligations under the MOU pursuant to this Deed, Exploracion Lucero acknowledges and agrees with MMS that notwithstanding it was not a party to the MOU:

(a) Exploracion Lucero is bound by the terms and conditions of the MOU as they affect its ownership and other interests in the Projects;

(b) it will give effect to the rights of Tournigan or any assignee of Tournigan's rights, including MMS, to acquire an interest in the Projects pursuant to the terms of the MOU and will execute all such documentation and carry out any act that may be required to transfer such interest to Tournigan or its assignees;

(c) Exploracion Lucero acknowledges and agrees that MMS, as assignee of the rights and obligations under the MOU, may enforce all rights and obligations arising under the MOU concerning the ownership or any other interest in the Project directly against Exploracion Lucero;

(d) it will not transfer, assign, mortgage or encumber in any way its interest in the Projects in any manner which may conflict with the terms and conditions of the MOU.

2.2 Without limitation to clause 2.1, each of the Parties to this Deed agrees that from the Effective Date the MOU is varied by adding Exploracion Lucero as a party who shall assume, jointly and severally, the same obligations as Brett Resources in respect of the transfer of interests in the Projects to MMS.

3. ASSIGNMENT

Tournigan as beneficial owner hereby assigns to MMS absolutely the Assigned Interest and MMS hereby confirms acceptance of the assignment of the Assigned Interest so as to take effect on and from the Effective Date.

4. COVENANT BY MMS

MMS covenants with Tournigan, Brett Resources, Gridiron and Exploracion Lucero that on and from the Effective Date, MMS will assume and perform the Obligations and be bound by all the terms and conditions, restrictions and obligation of the MOU as if named in the MOU in place of Tournigan.

5. COVENANTS BY BRETT RESOURCES, GRIDIRON AND EXPLORACION LUCERO

With effect on and from the Effective Date, Brett Resources, Gridiron and Exploracion Lucero unconditionally and irrevocably:

(a) release Tournigan from all further Obligations and all claims, demands and liabilities whatsoever in respect of or in connection with the MOU without prejudice to any Obligation accruing or claim, demand or liability incurred prior to the Effective Date;

(b) covenant with MMS that MMS shall enjoy and be entitled to the benefit of the Assigned Interest as if MMS were named in the MOU in place of Tournigan;

(c) acknowledge and agree that the MOU is valid and enforceable in accordance with its terms and that there is no outstanding breach or obligation on the part of Tournigan which is required to be satisfied prior to the Effective Date and which remains outstanding;

(d) acknowledge and agree that MMS will, upon the execution of this Deed by all Parties, become entitled to acquire a 100% interest in the El Potosi Project and a 60% interest in the Cerro Pedernal Project on the terms and conditions of the MOU;

(e) acknowledge and agree that they have no claim in relation to any prior breach or action of Tournigan or any other Party in relation to the MOU prior to the Effective Date and each of them hereby releases Tournigan or any successor in title from any such claim to the extent it may exist.

6. GUARANTEE

In consideration of the entry by the Parties into this Deed, Condor guarantees to each of Brett Resources and Exploracion Lucero the due and punctual performance of the obligations of MMS under the MOU.

7. GENERAL

7.1 Each of the parties to this Deed shall make, do, execute and deliver all such acts, instruments and things as are necessary or desirable to implement and give full effect to the provisions of this Deed.

7.2 MMS will pay the stamp duty assessed on this Deed.

7.3 Each party will pay their own legal costs of and incidental to the preparation and execution of this Deed.

7.4 For all purposes this Deed shall be governed by and construed in accordance with the laws of Western Australia, Australia and the parties agree to submit to the non-exclusive jurisdiction of the Courts of Western Australia, Australia and all Courts competent to hear appeals therefrom.

7.5   This Deed may be executed in any number of counterparts and all of those counterparts taken together constitute one and the same instrument.   A facsimile copy of this Deed executed by a party shall be treated for all purposes as valid execution of the Deed by that party.

Executed by the parties as a Deed.

THE COMMON SEAL of **TOURNIGAN GOLD CORPORATION**, the fixing of which was witnessed by:

"Damien Reynolds"	
Signature of director	Signature of director/secretary
Damien reynolds	
Name of Director	Name of director/secretary

Executed by **CONDOR SECURITIES LIMITED** in accordance with Section 127 of the Corporations Act 2001

Signature of director	Signature of director/secretary
Name of Director	Name of director/secretary

THE COMMON SEAL of **MINERALES MORAZAN SOCIEDAD ANONIMA DE CAPITAL VARIABLE** the fixing of which was witnessed by:

Director	Director/Secretary
Print Name	Print Name

THE COMMON SEAL of **BRETT RESOURCES INC.**, the fixing of which was witnessed by:

"Carl Hering"	*"Robert Evans"*
Signature of director	Signature of director/secretary
Car Hering	Robert Evans
Name of Director	Name of director/secretary

THE COMMON SEAL of **GRIDIRON EXPLORATION LIMITED**, the fixing of which was witnessed by:

"Lawrence J. Nagay"	*"Robert Evans"*
Signature of director	Signature of director/secretary
Lawrence J. Nagy	Robert Evans
Name of Director	Name of director/secretary

Executed by **EXPLORACION LUCERO S.A. de C.V.**, by the sole legal representative:

Signature of Legal Representative

John Spurney
Name of Legal Representative

Exhibit 4a4



30 November 2004

The Directors
Condor Securities Limited
30 Ledgar Road (PO Box 717)
Balcatta, Western Australia
6021

Dear Sirs

VARIATION AGREEMENT

We refer to the agreement for the sale of interests in the El Potosi and Cerro Pedernal Projects, El Salvador ("**Agreement**") between Tournigan Gold Corporation and Condor Securities Limited on or around 18 February 2004.

We also refer to correspondence dated November 15th from Susmit Shah, elaborating on a proposed plan to list Condor Securities Ltd. on the Australian Stock Exchange. On the basis of that plan (and the attached Excel spreadsheet), by this letter agreement ("**Variation Agreement**"), Tournigan Gold Corporation and Condor Securities Limited hereby agree to vary Clause 5.2, "Post Completion Conditions" of the Agreement, as follows:

1. the "later date" referred to as requested by Condor and approved by Tournigan shall be July 31, 2005.
2. the term "Canadian stock exchange" in clause 5.2 a) and b) is varied to "Canadian or Australian stock exchange"

All other terms of the Agreement remain unchanged.

Yours truly,

"*Garry Stock*"

Garry Stock
Executive Vice President
For and on behalf of Tournigan Gold Corporation

We, Condor Securities Ltd, hereby agree to be bound by the terms of this **Variation Agreement**.

"*Ron Gajewski*"

For and on behalf of Condor Securities Ltd
   30th   November 2004

OPTION AGREEMENT

made among

STRONGBOW RESOURCES INC.

and

ULSTER MINERALS LIMITED

and

TOURNIGAN GOLD CORPORATION

[Date: February 5, 2003]

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
2100 - 1075 West Georgia Street
Vancouver, B.C.
V6E 3G2

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

ARTICLE 3
OPTION

ARTICLE 4
OPTION PERIOD RIGHTS AND OBLIGATIONS

ARTICLE 5
FORMATION OF JOINT VENTURE

ARTICLE 12
GENERAL

OPTION AGREEMENT

THIS AGREEMENT made as of the ____ day of February, 2003.

BETWEEN:

>   STRONGBOW RESOURCES INC., a corporation organized
>   under the laws of British Columbia ("Strongbow"),
>   and ULSTER MINERALS LIMITED, a corporation
>   organized under the laws of Northern Ireland
>   ("UML"), each having an office at 1300-409
>   Granville Street, Vancouver, British Columbia, V6C
>   1T2, fax (604)668-8366,
>
>   (Strongbow and UML together, the "Optionor")

                                                OF THE FIRST PART

AND:

>   TOURNIGAN GOLD CORPORATION, a corporation
>   organized under the laws of British Columbia and
>   having an office at 480 - 650 West Georgia Street,
>   Vancouver British Columbia, V6B 4N9, fax
>   (604)662-3231,
>
>   (the "Optionee")

                                                OF THE SECOND PART

WHEREAS:

     (A) The Optionor has interests in certain exploration licences and
leasehold interests in relation to lands located in Northern Ireland, known as
the Curraghinalt project, all as more particularly described in Schedule A;

     (B) The Optionee wishes to explore the property comprised in the
Curraghinalt project for minerals and to acquire an option to earn an interest
therein;

     NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the
sum of $10 now paid by the Optionee to the Optionor, the receipt of which is
hereby acknowledged by the Optionor, and for other good and valuable
consideration, the receipt and sufficiency whereof is hereby acknowledged by the
Optionor, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

     For the purposes of this Agreement, except as otherwise defined herein, the
following capitalized words and phrases when used herein have the following
meanings:

     Additional Property means any Mineral Rights or Surface Rights acquired
     within the Area of Interest and which become a part of the Properties as
     contemplated in Article 10.

5

Affiliate means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

Anniversary Date means an anniversary date of the Effective Date.

Area of Interest means the area within the grid references provided by Part I of Schedule "A" to this Agreement.

Business Day means a day on which commercial banks are open for business in Vancouver, British Columbia.

Effective Date means the effective date of this Agreement, as set forth at the top of the first page of this Agreement.

Encumbrance means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature.

Expenditures means all costs and expenses of whatever kind or nature spent or incurred by or on behalf of the Optionee from the date hereof in the conduct of exploration and development activities on or in relation to the Properties including, without limitation:

(a)   in holding the Properties in good standing (including any monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of assessment work and filings required in connection therewith), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(b)   in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities on the Properties;

(c)   in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(d)   in the preparation of work programs and reporting as to the results thereof including any pre-feasibility or feasibility study or other evaluation of the Properties;

(e)   in acquiring facilities or the use thereof and for all parts, supplies and consumables;

(f)   for salaries, wages and fringe benefits (whether or not required by law), including actual labour overhead expenses, for employees to the extent that they are assigned to exploration and development activities on the Properties;

(g)   travelling expenses of all persons engaged in work with respect to and for the benefit of the Properties including for their food, lodging and other reasonable needs;

(h)   payments to contractors or consultants for work done, services rendered or materials supplied;

(i)   all taxes levied against or in respect of the Properties or activities thereon and the cost of insurance premiums and performance bonds or other security; and

(j)   a charge equal to 10% of all Expenditures referred to in clauses (a) to (i) above for unallocable overhead and head office expenses of the Optionee (but limited to 5% on any single third party contract in excess of $50,000) and all other expenses relating to supervision and management of all work done with respect to and for the benefit of the Properties.

Feasibility Study means a study prepared or confirmed by a recognized and independent firm of mining engineering consultants which contains a detailed examination of the feasibility of bringing a deposit of Minerals on the Properties into commercial production by establishment of a mine, and which includes reviews of all relevant issues, a statement of the ore reserves, a description of the nature and scale of any proposed operation, an estimate of the construction and other costs necessary to bring the Properties into commercial production and of the operating costs after the commencement thereof, and which is a bankable document, that is to say, a document in form appropriate for presentation to a reputable bank or other financial institution from which a party might wish to secure financing.

Force Majeure means any cause beyond a Party's control (except those caused by its own lack of funds) including, but not limited to: acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances; any terrorist act; any military or paramilitary act or order; laws, rules and regulations or orders of any duly constituted court or governmental authority; or non-availability of materials or transportation; or protests, demonstrations or other events causing work stoppages by environmental activists or others.

Further Option means the option that may be granted to the Optionee under the Joint Venture Agreement to acquire the remainder of the Optionor's Interest, as contemplated in Section 3.8.

Initial Interest means the Interest acquired by the Optionee upon exercise of the Initial Option pursuant to the terms hereof.

Initial Option means the option granted to the Optionee as provided in Section 3.1.

Interest means an undivided right, title and interest in and to the Properties and the Other Assets held through shares in Newco.

Joint Venture means the joint venture formed pursuant to Section 5.1(a).

Joint Venture Agreement means the joint venture or other form of agreement executed and delivered pursuant to Section 5.1(b).

Lands means the Surface Rights described in Part II of Schedule A, and after the date of this Agreement includes the Surface Rights comprised in any Additional Property, together with any renewal of any of such Surface Rights and any other form of successor or substitute title therefore.

Minerals means any and all ores, and concentrates or metals derived therefrom, containing precious, base and industrial minerals and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Right, Surface Rights and other instruments of title under which the Properties are held.

Mineral Properties means the Mineral Rights described in Part I of Schedule A and after the date of this Agreement includes the Mineral Rights comprised in any Additional Property, together with any renewal or re-issue of any of such Mineral Rights and any other form of successor or substitute title therefore.

Mineral Rights means the prospecting licences, mining leases, mineral concessions and other forms of tenure or other rights to minerals, or to work upon lands for the purpose of searching for, developing or extracting minerals under any forms of mineral title recognized under the laws of Northern Ireland or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein.

Newco means the new subsidiary to be formed by UML as contemplated in section 5.1 hereof.

Option Period means the period during which the Initial Option or Further Option remains in effect under this Agreement.

Other Assets means maps, drill core, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Project, together with exploration tools, supplies and equipment located on or near the Lands and owned by UML for Project purposes.

Participating Interest means an undivided beneficial interest in the Properties and the other assets of the Joint Venture, or shares in a jointly owned company, in either case under the Joint Venture Agreement and expressed as a percentage of the entire interest or total issued shares, as the case may be.

Party means the Optionor or the Optionee.

Project means the project for the development and exploitation of the Properties to produce Minerals.

Properties means the Lands and the Mineral Properties.

Surface Rights means any interest in any real property, whether freehold, leasehold, license, right of way, easement or any other surface or other right in relation to real property.

1.2 Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3 Headings

The headings to the articles, sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4 References

     Unless otherwise stated, a reference herein to a numbered or lettered
article, section, subsection, clause or schedule refers to the article, section,
subsection, clause or schedule bearing that number or letter in this Agreement.
A reference to "this Agreement", "the Option Agreement", "hereof", "hereunder",
"herein" or words of similar meaning, means this Agreement including the
schedules hereto, together with any amendments thereof.

1.5 Currency

     All dollar amounts expressed herein, unless otherwise specified, refer to
lawful currency of Canada.

1.6 Knowledge

     Where any representation or warranty contained in this Agreement is
expressly qualified by reference to the knowledge of the Optionor, the Optionor
confirms that it has made due and diligent inquiry of such persons (including
appropriate officers of the Optionor) as are reasonably necessary as to the
matters that are the subject of the representations and warranties.

1.7 Schedules

     The following schedules are attached to and incorporated in this Agreement
by this reference:

     A   Properties Description
          Part I - Mineral Properties
          Part II - Lands
          Part III - Encumbrances
          Part IV - Map

     B   Terms of Joint Venture Agreement

1.8 Governing Law

     This Agreement will be construed according to and governed by the laws in
force in the Province of British Columbia and, except where matters are
expressed herein to be subject to arbitration, the courts of such Province will
have exclusive jurisdiction to hear and determine all disputes arising
hereunder. Nothing contained in this Section 1.8 is intended to affect the
rights of a Party to enforce a judgement or award outside of British Columbia.

1.9 Severability

     If any provision of this Agreement is or becomes illegal, invalid or
unenforceable, in whole or in part, the remaining provisions will nevertheless
be and remain valid and subsisting and the said remaining provisions will be
construed as if this Agreement had been executed without the illegal, invalid or
unenforceable portion.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Mutual Representations and Warranties

     Each party represents and warrants to the other party hereto that:

(a) it is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement;

(c) neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d) the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to a party or pertaining thereto or of its organizational documents;

(e) all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f) this Agreement constitutes a legal, valid and binding obligation of the party enforceable against it in accordance with its terms.

2.2 Optionor's Representations and Warranties

Each of Strongbow and UML, jointly and severally, represents and warrants to the Optionee that:

(a) each of the Mineral Properties

(i) is fully and accurately described in Part I of Schedule A, including any Encumbrances in relation thereto is fully and accurately described in Part III of Schedule A, and neither of them nor any of their Affiliates has an interest in any other Mineral Rights which are located wholly or in part within the Area of Interest;

(ii) is in good standing under the applicable laws, including the incurring of expenditures and the payment of surface taxes or other monies to the expiry dates as indicated in Part I of Schedule A, each of such Mineral Properties are in the process of being re-issued by the relevant issuing authority, and neither of

them are aware of any basis upon which the re-issuance of any of such Mineral Properties could be denied;

(iii) have been duly and validly staked or otherwise properly and legally acquired, and

(iv) are wholly owned by and recorded or registered in the name of UML, free and clear of all Encumbrances except those specifically identified in Part III of Schedule A, and the Optionor is in exclusive possession of such Mineral Properties;

(b) each of the Lands is fully and accurately described in Part II of Schedule A, including any Encumbrances in relation hereto, have been properly and legally acquired, are wholly owned by and recorded or registered in the name of UML, free and clear of all Encumbrances except those specifically identified in Part III of Schedule A, and the Optionor is in exclusive possession of such Lands;

10

(c)   the leasehold interest comprised in the lands is in good standing under the terms of the lease, all rent, taxes and other amounts due and payable pursuant to the lease have been paid, and neither party thereunder has given notice of default thereunder or breach thereof nor, to their knowledge, is there any basis for such notice to be given;

(d)   there are no outstanding agreements or options to acquire or purchase any of the Properties, no person other than Summit Exploration Ltd. (who hold a 2% net smelter returns royalty under a purchase agreement dated 15/09/99) has any royalty or other interest whatsoever in production therefrom, and there is no adverse claim or challenge against or to the ownership of or title to any of the Properties, nor to the best of its knowledge is there any basis therefor, other than any royalty that may eventually be payable to the Government of Northern Ireland or the Crown Estate;

(e)   the Optionor has received no notice and has no knowledge of any proposal to terminate or vary the terms of or rights previously comprised in any of the Mineral Properties from any government or other regulatory authority;

(f)   no proceedings are pending for and the Optionor is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of either of them or the placing of either of them into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(g)   there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to any of the Lands or the conduct of the business related thereto, nor to the best of its knowledge have any activities on or in relation to the any of the Properties been in violation of any environmental law, regulations or regulatory prohibition or order, and to the best of their knowledge, conditions on and relating to the Properties are in compliance with such laws, regulations, prohibitions and orders;

(h)   UML owns and holds the Other Assets, free and clear of all Encumbrances; and

(i)   to the best of their knowledge there is no fact or circumstance known to either of them which has not been disclosed to the Optionee which would render any of the foregoing representations and warranties untrue, incomplete or otherwise misleading.

2.3 Survival of Representations and Warranties

The representations, warranties and covenants contained in this Agreement are conditions on which the parties have relied in entering into this Agreement and will survive the execution hereof and the acquisition of any Interest by the Optionee hereunder. Each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement. A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 3
OPTION

3.1 Grant of Initial Option

     The Optionor hereby grants to the Optionee the sole and exclusive right and
option, in accordance with the other provisions of this Article 3, to acquire in
three stages an Initial Interest of up to 75%, free and clear of all
Encumbrances except for those described in Schedule A.

3.2 First Stage Earn In

     If the Optionee wishes to exercise the first stage of the Initial Option
and acquire an Interest of 51%, the Optionee must incur the following
Expenditures by each of the dates specified (or such longer times as may be
permitted by Article 7) and notify the Optionor thereof:

Deadline Date	Expenditure Amount	Cumulative Amount
First Anniversary Date	$250,000	$250,000
Second Anniversary Date	$500,000	$750,000
Third Anniversary Date	$1,250,000	$2,000,000

     Provided that the Optionee must also complete at least 1000 meters of
drilling on the Properties within six months of the Effective Date in order to
exercise the first stage of the Initial Option. This obligation would be part
of, not in addition to, the Optionee's obligation to incur Expenditures under
this Section 3.2.

     Upon the exercise of the first stage of the Option the Optionee will have
an Initial Interest of 51%, which may be increased by the exercise of the second
and third stages of the Initial Option, subject to section 3.13.

3.3 Activation of Second Stage of Initial Option

     If the Optionee exercises the first stage of the Initial Option, the
Optionee will have the right to activate the second stage of the Initial Option
within 90 days after the Optionee has given notice of the exercise of the first
stage of the Initial Option by notifying the Optionor.

     If the second stage of the Initial Option is activated, then the Initial
Option will remain in effect and so long as it so remains the formation of the
Joint Venture will be postponed.

3.4 Second Stage Earn In

     Under the second stage of the Initial Option the Optionee will have the
right to acquire an additional 9% Interest and thereby increase its Interest to
60%. The Optionee may exercise the second stage of the Initial Option by
incurring an additional $2,000,000 in Expenditures (for cumulative Expenditures
of $4,000,000) on the Properties by the Fifth Anniversary Date (or such longer
times as may be permitted by Article 7). Upon the exercise of the second stage
of the Initial Option the Optionee will have an Initial Interest of 60%, which
may be increased by the exercise of the third stage of the Initial Option.

3.5   Activation of Third Stage of Initial Option

      If the Optionee exercises the second stage of the Initial Option, the Optionee will have the right to activate the third stage of the Initial Option within 90 days after the Optionee has given notice of the exercise of the second stage of the Initial Option by notifying the Optionor.

      If the third stage of the Initial Option is activated, then the Initial Option will remain in effect and so long as it so remains the formation of the Joint Venture will be postponed.

3.6   Third Stage Earn In

      Under the third stage of the Initial Option the Optionee will have the right to acquire an additional 15% Interest and thereby increase its Interest to 75%. The Optionee may exercise the third stage of the Initial Option by delivering a Feasibility Study by the Seventh Anniversary Date (or such longer times as may be permitted by Article 7). Upon its exercise of the third stage of the Initial Option, the Optionee will acquire an Initial Interest of 75% and the Joint Venture will be formed in accordance with section 5.1.

3.7   Payment in Lieu of Expenditures

      If the Optionee has not incurred the full amount of the Expenditures which are required by the Anniversary Date specified under Section 3.2 or Section 3.4 (or such longer time as may be permitted by Article 7), then the Optionee may pay to the Optionor on or before that date which is 30 days after the relevant Anniversary Date an amount equal to the shortfall in Expenditures, and such amount will thereupon be deemed to have been Expenditures incurred by the Optionee by such Anniversary Date.

3.8   Grant of Further Option

      After the formation of the Joint Venture, the Optionee will have the Further Option to acquire the remainder of the Optionor's Interest in those circumstances and on those terms that will be contained in the Joint Venture Agreement.

3.9   Optionee's Election to Terminate

      Notwithstanding any other provision of this Article 3, the Optionee may elect at any time to terminate the Initial Option by delivering notice to the Optionor.

3.10 Termination with No Interest

      The Initial Option granted pursuant to Section 3.1 will be of no further force and effect and will terminate, and the Optionee will acquire no Initial Interest and will have no obligation to incur further Expenditures hereunder, on the earliest of:

      (a)   six (6) months from the Effective Date, if the Optionee has failed to drill the amount specified pursuant to Section 3.2;

      (b)   an Anniversary Date specified in Section 3.2, if the Optionee has failed to complete Expenditures in the amount specified in Section 3.2 by such Anniversary Date (or failed to make the necessary payment to the Optionor in lieu thereof within 30 days thereafter as contemplated in Section 3.7);

(c)   the effective date of the Optionee's termination under Section 3.9; and

(d)   if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i)   the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii)   the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure, or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner.

Upon termination of this Agreement under this Section 3.10 the Optionee shall deliver to the Optionor, within 60 days of the effective date of termination, copies of all drill logs, maps, reports assay results and other data and documentation (in paper or electronic format) relating to its operations on the Property and all samples and drill core and removed from the Property and in the Optionee's possession.

3.11 Termination with 51% Interest

Once the Optionee has acquired a 51% Interest, then the Initial Option granted pursuant to Section 3.1 continues, but will be of no further force and effect and will terminate, and the Optionee will acquire an Initial Interest of no more than 51%, and will have no obligation to incur further Expenditures hereunder, on the earliest of:

(a)   that date which is 90 days after the exercise of the first stage of the Initial Option, if the Optionee has not activated the second stage of the Initial Option pursuant to Section 3.3 by such date;

(b)   the Fifth Anniversary Date, if by that date the Optionee has failed to incur Expenditures of an additional $2,000,000 as contemplated in Section 3.4 (or failed to make the necessary payment to the Optionor in lieu thereof within 30 days thereafter as contemplated in Section 3.7);

(c)   if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i)   the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii)   (ii) the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner;

(d)   the effective date of the Optionee's termination under Section 3.9; and

(e)   the effective date of the Optionor's election pursuant to Sections 3.13.

3.12 Termination with 60% Interest

Once the Optionee has acquired a 60% Interest, then the Initial Option granted pursuant to Section 3.1 continues, but will be of no further force and effect and will terminate, and the Optionee will acquire no more than an Initial Interest of 60%, and will have no obligation to incur further Expenditures hereunder, on the earliest of:

(a) that date which is 90 days after the exercise of the second stage of the Initial Option, if the Optionee has not activated the third stage of the Option pursuant to Section 3.5 by such date;

(b) the Seventh Anniversary Date, if by that date the Optionee has failed to deliver a Feasibility Study;

(c) if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i) the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii) the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner;

(d) the effective date of the Optionee's termination under Section 3.9; and

(e) the effective date of the Optionor's election pursuant to Sections 3.13.

3.13 Optionor's Election

Notwithstanding any other provision of this Article 3, upon the Optionor receiving notice of the completion of the Expenditures incurred pursuant to Section 3.2, the Optionor will have a 60 day period from the date of such notice during which it may elect to terminate the Initial Option and trigger the formation of the Joint Venture in accordance with Article 5.

3.14 Expenditure Statement and Audit

An itemized statement of Expenditures incurred in any period certified to be correct by an officer of the Optionee shall be conclusive evidence of the making of such Expenditures unless within 30 days of receipt of such statement the Optionor delivers a notice to the Optionee detailing its objections to the statement. If the Optionor delivers an objection within such 30 day period, then the Optionor shall be entitled to request that the auditors of the Optionee audit the Expenditures provided for in the statement of Expenditures that is the subject of the objection notice, and

(a) if the auditors determine that the statement of Expenditures was accurate within five (5%) percent of actual Expenditures or that actual Expenditures incurred exceed the statement of Expenditures by more than five (5%) percent of those stated, then the costs of the audit will be borne by the Optionor, and if the excess Expenditures

(i) relate to the exercise of the first stage of the Initial Option, then they will be credited towards Expenditures required to exercise the second stage of the Initial Option, unless the Optionor has elected to form the Joint Venture under section 3.13;

(ii) relate to the exercise of the second stage of the Initial Option or the Optionor has elected to form the Joint Venture under section 3.13, then they will be credited towards the contributions required to be made by the Optionee under the Joint Venture Agreement;

(b) if the auditors determine that the statement of Expenditures overstated Expenditures actually made by greater than a five (5%)

percent margin, then the costs of the audit will be borne by the Optionee and whatever the overstatement only the actual Expenditures so determined will constitute Expenditures for the purposes of Section 3.2 or Section 3.3, as applicable.

If any such determination results in a deficiency in the amount of Expenditures required to be incurred by an Anniversary Date under Section 3.2 or Section 3.4 in order to exercise the first or second stage of the Initial Option, then the Optionee may pay to the Optionor with 30 days after such determination the amount equal to the deficiency, and such payment will be deemed to be a payment of cash in lieu of Expenditures made under Section 3.7 as of the relevant Anniversary Date.

The auditors' determination of Expenditures will be final and determinative of the amounts stated in the statement in question, and will not be subject to arbitration hereunder.

3.15 Option Only

For greater certainty, under this Agreement the Optionee has acquired an option only and all Expenditures and the delivery of a Feasibility Study are entirely at the discretion of the Optionee.

ARTICLE 4
OPTION PERIOD RIGHTS AND OBLIGATIONS

4.1 Optionee's Right of Entry

The Optionor hereby grants to the Optionee and its employees, agents and independent contractors the exclusive right in respect of the Properties, exercisable throughout the Option Period, to:

(a) enter thereon;

(b) have exclusive and quiet possession thereof;

(c) carry out exploration, development and evaluation activities including, without limitation, the removal of Minerals, provided that

the removal of minerals shall be for sampling purposes only and any proceeds from the sale of such samples shall be the property of the Optionor; and

(d) bring upon and erect upon the Lands such structures and other facilities as may be necessary or advisable to carry out exploration, development and evaluation activities.

The Optionee's rights pursuant to this Section 4.1 will at all times be subject to any restrictions that may be required by applicable laws in Northern Ireland or by regulatory authority and to rights of entry and access reserved to the Optionor hereunder.

4.2   Optionee's Obligations

The Optionee is obligated during the Option Period:

(a)   to keep the Properties in good standing by the doing and filing of all necessary work and by the doing of all other acts and things and making all other payments which may be necessary in that regard including compliance with the terms of any lease;

(b)   to conduct all work on or with respect to the Properties, in a manner consistent with good mining practice and in compliance with the applicable laws of Northern Ireland.

(c)   to keep the Properties free and clear of all Encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Optionee) and will proceed with all diligence to contest and discharge any such lien that is filed;

(d)   to permit the directors, officers, employees and designated consultants and agents of the Optionor, at their own risk, access to the Properties at all reasonable times, provided that the Optionor will indemnify the Optionee against and save it harmless from all costs, claims, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, designated consultant or agent of the Optionor while on the Lands except to the extent that any such costs, claims, liabilities or expenses result from the Optionee's gross negligence or wilful misconduct;

(e)   indemnify and hold the Optionor harmless from any and all liabilities, costs, damages or charges arising from the failure of the Optionee to comply with the covenants contained in this article or otherwise arising from its operations on the Property;

(f)   allow the Optionor access at all reasonable times and intervals to all maps, reports, assay results and other factual technical data (whether in paper or electronic form) prepared or obtained by the Optionee in connection with its operations on the Property;

(g)   to deliver to the Optionor semi-annual reports indicating the status of work being conducted on the Properties and an estimate of the Expenditures incurred during the previous six months, provided that such reports will not be required for those periods in which there is no work being conducted on the Properties;

(h)   to deliver to the Optionor annual (calendar year) reports disclosing any significant technical data learned or obtained in connection with work in respect of the Properties, as well as a breakdown of Expenditures incurred in carrying out such work, on or before the 31st day of March of the year following the calendar year to which such report relates; and

(i)   to maintain true and correct books, accounts and records of Expenditures.

4.3 Emergency Expenditures

    Notwithstanding any other provision of this Agreement, the Optionee will be
entitled to incur as Expenditures all costs and expenses necessary to preserve
or protect life, limb, property or the environment in respect of the Properties
or otherwise in the course of exploration or development activities.

4.4 Registered Title

    During the Option Period:

    (a) The Optionor will remain the registered holder of the Properties as
         they exist on the date hereof and, forthwith following the execution
         of this Agreement, the Optionor will deliver to the Optionee's
         solicitors duly executed and registrable transfers of such Properties,
         in form and substance sufficient, in the reasonable opinion of the
         Optionee's solicitors, to transfer them to Newco, free and clear of
         Encumbrances except for those described in Schedule A.

    (b) The Optionor will be entitled to be the registered holder of the
         Mineral Properties and the Surface Rights comprised in any Additional
         Property and, as a condition of its registration in the Optionor's
         name, the Optionor will deliver to the Optionee, duly executed and
         registrable transfers of such Additional Property, in form and
         substance sufficient, in the reasonable opinion of the Optionee's
         solicitors, to transfer it to Newco free and clear of Encumbrances,
         except for those described in Schedule A, if applicable.

    Upon the Optionee acquiring an Interest it will be entitled to request that
its solicitors register such transfers such that Newco becomes the recorded
holder of the Properties.

    The Optionor or the Optionee, to the extent that it is the recorded holder
of any of the Properties, will hold title to such Properties subject to this
Agreement.

4.5 Abandonment of Properties

    The Optionee may surrender or abandon any of the Properties, provided that
notice of such proposed abandonment is given to the Optionor, who may elect, by
notice to the Optionee within 60 days after the surrender or abandonment notice,
to have such Properties transferred to it without warranty and at its own cost.
Such Properties will be transferred and assigned to the Optionor as soon as
possible following its election. Failing such election, the Properties may be
abandoned or surrendered as proposed by the Optionee. Following a transfer or
abandonment under this section, the Properties so transferred or abandoned will
thereafter cease to form part of the Properties or the Area of Interest and will
no longer be subject to this Agreement, except with respect to any obligations
or liabilities of the Parties as have accrued to the date of such transfer or
abandonment.


ARTICLE 5
FORMATION OF JOINT VENTURE


5.1 Formation of Joint Venture

    Upon the termination of the Initial Option, provided that the Optionee has
acquired its Initial Interest under Article 3 of this Agreement:

(a)   the Optionee and the Optionor will be deemed to have formed a joint venture for the purpose of carrying out all such acts which are necessary or appropriate, directly or indirectly, to:

(i)   hold the Properties and the other assets of the Joint Venture,

(ii) explore the Mineral Properties for Minerals and, if feasible, develop a mine on the Properties,

(iii) so long as it is technically, economically and legally feasible, operate such mine and exploit the Minerals extracted from the Properties, and

(iv) carry out any other activity in connection with or incidental to any of the foregoing;

(b)   the Optionee and the Optionor will be deemed to have entered into a joint venture agreement in the form of a Shareholders Agreement in respect of the joint ownership of the Newco and substantially based on the terms set forth in Schedule B, and each of them will negotiate in good faith and use every commercially reasonable effort to finalize, execute and deliver a formal agreement containing such terms and any other terms and conditions as would be customary for a comparable jointly owned company holding a comparable project;

(c)   Expenditures, if any, in excess of those required to acquire the Initial Interest which have been or are committed to be incurred by or on behalf of the Optionee as Expenditures at the time of formation of the Joint Venture will be deemed to have been approved as Joint Venture program under the Joint Venture Agreement and each of the Optionee and the Optionor will pay its pro rata share of such costs.

For greater certainty, if the Optionee has acquired a 51% Interest or a 60% Interest but the Initial Option has not yet terminated under Section 3.11 or Section 3.12, then the formation of the Joint Venture and the other provisions of this Section 5.1 will be deferred until the Initial Option is terminated or the Optionee acquires a 75% Interest under Section 3.6, whichever first occurs.

Notwithstanding any other provisions of this Section 5.1 UML will promptly after the execution of this Agreement form a new subsidiary under the laws of Northern Ireland and having constating documents that are acceptable to the Optionee (the "Newco"). The Optionee and the Optionor will co-operate in having all applications for the re-issue or renewal of the Mineral Properties made in the name of Newco and shall have the Properties and Other Assets transferred to Newco.

5.2 Initial Interests

The Optionee's initial participating interest in the Shares of Newco under the Joint Venture Agreement will be that percentage which is equal to the Initial Interest earned by the Optionee hereunder.

The Optionor's initial participating interest in the Shares of Newco under the Joint Venture Agreement will be that percentage which is equal to 100% minus the Initial Interest earned by the Optionee hereunder.

5.3 Initial Expenditures

Upon the formation of the Joint Venture, each of the Optionee and the Optionor will have initial actual and deemed Expenditures as follows:

(a)   Optionee: Cumulative Expenditures to the date of acquisition of
       Initial Interest ("Optionee's amount); and

(b)   Optionor: Optionee's amount divided by the Initial Interest times the
       Optionor's initial participating interest under the Joint Venture
       Agreement.

5.4   Joint Venture Operator

    The Optionee, being the Party with the larger initial Participating
Interest, will be the initial operator under the Joint Venture Agreement.

ARTICLE 6
TRANSFERS

6.1   Limitations on Transfers

    Except if permitted under and in accordance with this Agreement, no Party
will transfer, convey, assign, mortgage or grant an option in respect of or
grant a right to purchase or in any manner transfer, alienate or otherwise
dispose of (in this Article to "Transfer") any or all of its interest in the
Properties and the Other Asset or transfer or assign any of its rights under
this Agreement.

6.2   Prohibited Dispositions

    A Party is prohibited from Transferring any of its interest in the
Properties or Other Asset or any of its rights under this Agreement unless:

(a)   its interest in the Properties and Other Assets and in its rights
       under this Agreement are Transferred together (or, if a portion, in
       the same proportion);

(b)   such Transfer occurs when such Party is not in default of any of its
       covenants and agreements herein contained; and

(c)   such Transfer, if it constitutes a Transfer by a Party of a portion of
       its interest in the Properties and the Other Assets and in its rights
       under this Agreement, has been approved by the other Party, such
       approval not to be unreasonably withheld.

6.3   Right of First Offer

    If a Party (in this Article the "Transferring Party") wishes to Transfer
all of its interest in the Properties and the Other Assets and in its rights
under this Agreement (in this section, the "Holdings") other than as
contemplated under Section 6.4, then it must prior to any such transfer first
offer to Transfer the Holdings to the other Party for a cash consideration and
upon such other terms and conditions as the Transferring Party deems fit (in
this section, the "Offer"). If the other Party accepts the Offer within the
30-day period following its receipt, then the Transfer will be concluded no
later than 30 days after such acceptance. If the other Party does not accept the
Offer within such 30-day period, then the Transferring Party will be free to
Transfer the Holdings to a third party at any time after the expiry of such
30-day period and prior to the expiry of the succeeding 90-day period, but only
for a cash consideration equal to or greater than the cash consideration stated
in the Offer and upon other terms and conditions no less favourable to the
Transferring Party than those contained in the Offer. If the Transferring

Party's Transfer of the Holdings to the other Party or to a third party is not concluded prior to the expiry of such 30-day or 90-day period as aforesaid, any subsequent Transfer by the Transferring Party will be subject to the provisions of this Section 6.3.

6.4 Exceptions

Nothing in Section 6.3 applies to or restricts in any manner:

(a) a disposition by the Transferring Party of all or a portion of its interest in the Properties and Other Assets and a transfer or assignment of a proportionate interest in this Agreement to an Affiliate of the Transferring Party, provided that such Affiliate first assumes and agrees to be bound by the terms of this Agreement and the Underlying Agreements and agrees with the other Party in writing to retransfer such interests to the Transferring Party before ceasing to be an Affiliate of the Transferring Party; or

(b) an amalgamation or corporate reorganization involving the Transferring Party which has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation; or

(c) a sale, forfeiture, charge, withdrawal, transfer or other disposition or encumbrance which is otherwise specifically required or permitted under this Agreement.

6.5 Conditions of Transfers

As a condition of any Transfer other than to another party, the transferee must covenant to and agree with the other parties to this Agreement to be bound by this Agreement, including this Article 6, and prior to the completion of any such Transfer, the Transferring Party must deliver to the other Party evidence thereof in a form satisfactory to such other parties. Notwithstanding any such Transfer, the Transferring Party will remain liable for all of its obligations hereunder, unless the Holdings have been Transferred to a third party pursuant to Section 6.3.

ARTICLE 7
FORCE MAJEURE

7.1 Events

Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to a Force Majeure.

7.2 Effect of Force Majeure

All time limits imposed by this Agreement (including, without limitation, the time within which Expenditures are to be made or Shares are to be delivered) will be extended by a period equivalent to the period of delay resulting from a Force Majeure described in Section 7.1.

7.3 Obligation to Remove Force Majeure

     A Party relying on the provisions of this Article 7 will take all
reasonable steps to eliminate any Force Majeure and, if possible, will perform
its obligations under this Agreement as far as practical, but nothing herein
will require such Party to settle or adjust any labour dispute or to question or
to test the validity of any law, rule, regulation or order of any duly
constituted court or governmental authority or to complete its obligations under
this Agreement if a Force Majeure renders completion impossible.

7.4 Giving Notice

     A Party relying on the provisions of this Article 7 will give notice to the
other Party forthwith upon the occurrence of the Force Majeure and forthwith
after the end of the period of delay when such Force Majeure has been eliminated
or rectified.

ARTICLE 8
CONFIDENTIAL INFORMATION

8.1 Confidential Information

     Except as specifically otherwise provided for herein, the parties will keep
confidential all data and information respecting this Agreement and the
Properties and other Asset, and will refrain from using it other than for the
activities contemplated hereunder or publicly disclosing unless required by law
or by the rules and regulations of any regulatory authority or stock exchange
having jurisdiction, or with the consent of the other Party, such consent not to
be unreasonably withheld.

8.2 Information in Public Domain

     The provisions of this Article 8 do not apply to information which is or
becomes part of the public domain other than through a breach of the terms
hereof.

8.3 Request to Disclose

     Where a request is made for permission to disclose confidential information
hereunder, a reply thereto will be made within two Business Days after receipt
of such request, failing which the Party requesting will be entitled to disclose
such information in the limited circumstances specified in such request as if
such consent had been given.

8.4 News Release

     The Parties will consult with each other prior to issuing any press release
or other public statement regarding the Properties or Other Asset or the
activities of the Optionee or the Optionor with respect thereto. In addition,
each Party will obtain prior approval from the other Party, which will not
unreasonably be refused, before issuing any press release or public statement
using the other Party's name or the names of any of the other Party's assignees
or of any of the officers, directors or employees of the other Party or of its
assignees.

ARTICLE 9
ARBITRATION

9.1 Single Arbitrator

Any matter in dispute hereunder will be determined by a single arbitrator to be appointed by the Parties.

9.2 Prior Notice

Any Party may refer any such matter to arbitration by notice to the other Party and, within 10 Business Days after receipt of such notice, the Parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

9.3 No Agreement

If the Parties cannot agree on a single arbitrator as provided in Section 9.2, or if the person appointed is unwilling or unable to act, either Party may submit the matter to arbitration before a single arbitrator in accordance with rules for conciliation and arbitration of the British Columbia International Commercial Arbitration Centre (in this Article, the "Rules").

9.4 Conduct of Arbitration

Except as otherwise specifically provided in this Article 9, an arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in Vancouver for the purpose of hearing the evidence and representations of the Parties and he or she will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Article 9. After hearing any evidence and representations that the Parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the Parties. The decision of the arbitrator will be made within 45 days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The arbitrator's award will be final and binding upon each of the Parties.

ARTICLE 10
AREA OF INTEREST

10.1 Limitation on Acquisitions

Each of the Parties hereby covenants and agrees with the other Party that it will not acquire, nor will it permit any Affiliate to acquire, any Mineral Rights or Surface Rights located wholly or in part within the Area of Interest unless such Mineral Rights or Surface Rights are made subject to the terms of this Agreement and the acquiring Party (or, if an Affiliate of a Party has completed the acquisition, then such Party, in either case in this Article referred to as the "Acquiring Party") complies with the provisions of this Article.

10.2 Acquisition of Additional Property

Forthwith upon completing an acquisition of Mineral Rights or Surface Rights located wholly or in part within the Area of Interest, the Acquiring Party will give notice thereof to the other Party, setting out the location of the Mineral Rights or Surface Rights and all information known to the Acquiring Party and its Affiliates about such Mineral Rights or Surface Rights, the costs of acquisition and all other pertinent details relating thereto.

Upon receipt of such notice, the notified Party will have a period of 15 days to elect, by notice to the Acquiring Party, to include such Mineral Rights or Surface Rights in the Properties and make them subject to the terms of this Agreement. Upon such election such Mineral Rights or Surface Rights will constitute Additional Property for inclusion in the Properties thereafter for all purposes of this Agreement.

If the Acquiring Party is the Optionor, then the Optionee will reimburse it for the acquisition costs that it or its Affiliate has incurred. When paid by the Optionee in the first instance or reimbursed by the Optionee, the acquisition costs for any Additional Property will be deemed to constitute Expenditures hereunder.

10.3 Notice of Rejection

If, within the 15-day period referred to in paragraph 10.3, the notified Party does not give the notice referred to in paragraph 10.4, it will be deemed to have consented to the exclusion of the Mineral Rights or Surface Rights in question from the Area of Interest, which may thereafter be held or dealt with by the Acquiring Party or its Affiliate free of the terms and conditions of this Agreement.

10.4 Title to Additional Property

If the Acquiring Party is the Optionee or an Affiliate of the Optionee, the Mineral Rights or Surface Rights comprised in the Additional Property acquired will be forthwith registered in the name of or transferred to the Optionor. Forthwith upon such registration or upon the acquisition of any Additional Property by the Optionor or an Affiliate of the Optionor, the Optionor will deliver executed and registrable transfers thereof as contemplated in Section 4.4.

10.5 Further Assurance

Each of the Parties will execute and deliver or cause to be executed and delivered such further documents and instruments and give such further assurances as the other may reasonably require to evidence and give effect to any acquisition, registration or transfer of Mineral Rights or Surface Rights contemplated in this Article 10.

10.6 Non-Compliance Constitutes Default

Non-compliance with the provisions of this Article 10 by an Affiliate of a Party will constitute a default under this Agreement by such Party unless such Party can satisfy the other Party that the Affiliate was acting independently and at arm's length, without information from or direction by the affiliated Party and that such affiliated Party could not reasonably have enforced compliance with the terms hereof by its Affiliate in the circumstances.

ARTICLE 11
NOTICE

11.1 Method

Each notice, consent, demand or other communication (in this Article the "Notice") required or permitted to be given under this Agreement will be in writing and may be personally delivered or sent by facsimile to the address or fax number as set forth in the recitals to this Agreement. A Notice, if so personally delivered, will be deemed to have been given and received on the date of actual delivery and, if so given by facsimile, will be deemed to have been given and received on the date sent, if sent during normal business hours of the recipient on a Business Day and otherwise on the next Business Day.

11.2 Amending Addresses

Either Party may at any time and from time to time notify the other Party in accordance with this Article 11 of a change of address or fax number, to which all Notices will be given to it thereafter until further notice in accordance with this Section 11.

ARTICLE 12
GENERAL

12.1 Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Properties and the Area of Interest. Each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate including, without limitation, involving Mineral Rights or Surface Rights adjoining the Area of Interest or which previously formed a part of the Properties.

12.2 Entire Agreement

This Agreement and the schedules hereto constitute the entire agreement between the Parties and supersedes and replaces any preliminary or other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties in respect of the subject matter of this Agreement including, without limitation, the letter from the Optionee to the Optionor dated November 7, 2002. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties.

12.3 No Waiver

No consent hereunder or waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the consenting or waiving Party. No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

12.4 Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Properties.

12.5 Manner of Payment

All payments to be made to any Party may be made by cheque or draft mailed or delivered to such Party at its address for notice purposes as provided herein, or for the account of such Party at such bank in Canada as the Party may designate from time to time by notice to the other Party. Such bank or banks will be deemed the agent of the designating Party for the purposes of receiving, collecting and receipting such payment.

25

12.6 Enurement

　　This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.7 Special Remedies

　　Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section 4.5, Article 6, Article 8, or Article 10 would constitute an injury and cause damage to the other Party impossible to measure monetarily. Therefore, in the event of any such failure, the other Party will, in addition and without prejudice to any other rights and remedies that it may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 4.5, Article 6, Article 8, or Article 10 as the case may be, and any Party intending to breach or which breaches the provisions of Section 4.5, Article 6, Article 8, or Article 10 hereby waives any defence it may have at law or in equity to such injunctive or equitable relief.

12.8 Time of the Essence

　　Time is of the essence in the performance of each obligation under this Agreement.

12.9 Counterparts and Fax Execution

　　This Agreement may be executed in any number of counterparts and all such counterparts, taken together, shall be deemed to constitute one and the same instrument. This Agreement may be signed and accepted by facsimile.

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

```
The Corporate Seal of STRONGBOW
RESOURCES INC. was affixed            )
in the presence of:                   )
                                      )
/s/ William Wolfe                     )
------------------------------        )
Authorized Signatory                  )
                                      )                    C/S
/s/ Gren Thomas                       )
------------------------------        )
Authorized Signatory                  )
                                      )


The Corporate Seal of ULSTER MINERALS
LIMITED was affixed in                )
the presence of:                      )
                                      )
/s/ William Wolfe                     )
------------------------------        )
Authorized Signatory                  )
                                      )                    C/S
/s/ Gren Thomas                       )
------------------------------        )
Authorized Signatory                  )
                                      )
```

```
The Corporate Seal of TOURNIGAN
GOLD CORPORATION was                    )
affixed in the presence of:             )
                                        )
/s/ D. Reynolds                         )
----------------------------            )
Authorized Signatory                    )
                                        )                    C/S
/s/ M. Hopley                           )
----------------------------            )
Authorized Signatory                    )
                                        )
```

SCHEDULE A

to the Agreement dated February ____, 2003 among Strongbow Resources Inc., Ulster Minerals Limited and Tournigan Gold Corporation.

PROPERTIES DESCRIPTION

Part I: Mineral Properties

o   That portion of the following exploration licence interests contained within grid references of northern boundary at 387000mN, eastern boundary at 260000mE, southern boundary at 384000mN, and western boundary at 255000mE :

     Crown Licence 174/96018 as renewed for a period of two years commencing January 2, 2002 and which is subject to the re-issue of the Prospecting Licence; and

     an application for, and any licence interests arising from, the re-issue of former Prospecting Licence UM 11/96 which has now expired.

Part II: Lands

o   Leasehold Interest Folio #TY6105L

Part III: Encumbrances

o   An NSR Interest of 2% owed to Summit Exploration Limited in respect of the Mineral Properties pursuant to an Agreement for the sale and purchase of the entire issued share capital of Ulster Minerals Limited made between Summit Exploration and Nickelodeon Menreals Inc. and dated September 15, 1999.

o   Leasehold payments of(pound)3,500 annually to the Estate of F. Keanan.

Part IV: Map

For illustrative purposes only, please refer to the map ("Map") attached hereto and identified as Schedule A that shows the boundary of the Mineral Properties in relation to the surrounding Tyrone project area. In the event of a conflict between the apparent boundary of the Mineral Properties as indicated on the Map and the grid references noted above, the grid references noted above shall prevail.



Schedule 'A' to an Agreement between Strongbow Resources Inc. and Tournigan Ventures Corporation

TYRONE, NORTHERN IRELAND

Existing NSR Area of Influence

Curraghinalt Project Area of Interest

Curraghinalt Deposit

Tyrone Project Area of Interest

UM 11/96
UM 12/96

Omagh
Plumbridge
Gortin
Mountfield
Greencastle
Carrickmore
Pomeroy
Cookstown
Draperstow

5 km

370000 mN
380000 mN
390000 mN

250000 mE
260000
270000 mE
280000 mE

380000 mN
390000 mN

280000 mE

To the Agreement dated February ___, 2003 among Strongbow Resources Inc., Ulster Minerals Limited and Tournigan Gold Corporation

JOINT VENTURE TERMS

1.   Joint Venture Formation and Scope

     As set forth in article 5 of the Option Agreement.

2.   Participating Interests

     (a) Initial interests and initial investments will be as set forth in article 5 of the Option Agreement, subject to adjustment if a participant elects not to participate (by simple dilution of interest--see item 6 below) or, having elected to participate, defaults in paying its cost share (by double dilution of interest--see item 6 below).

     (b) Provided that a bankable feasibility study has been delivered, Tournigan will have the option to acquire the remaining participating interest of Strongbow free and clear of encumbrances at any time that Strongbow's participating interest has been diluted to 25% (the "Dilution Date"). The option is exercisable by notice to Strongbow within 90 days after the Dilution Date and the purchase price will be paid by the delivery to Strongbow of common shares in Tournigan on the following basis:

          (i) Tournigan shares will be valued at a price per share equal to the average trading price for Tournigan shares on the TSX for each trading day during the 90 day period immediately preceding the date on which the Feasibility Study is delivered to Strongbow; and

          (ii) Strongbow's 25% participating interest will be valued at that amount which equals 25% of the net present value of the Project which, for this purpose, means the aggregate estimated net cash flow from the Project over the life of the mine, assuming the highest potential cash flow according to the Feasibility Study and a gold price in US dollars equal to the average of the London Bullion Market Afternoon Fix for each day on which such quotation is given during the 180 day period immediately preceding the date on which the Feasibility Study is delivered to Strongbow.

3.   Management Committee

     The joint venture will be under the management of a management committee with representation according to participants' interests, and decision-making on the basis of a majority vote.

4.   Operator

     (a) Tournigan will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default. Upon Tournigan ceasing as operator, the participant other than Tounigan with the highest interest shall be the operator.

(b) The non-operator may refer question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c) The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d) The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 15% on development and other programs, and otherwise in accordance with good mining practices.

(e) The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f) The operator's charges for overheads will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding 50,000; 12% of construction costs; and 3% of operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the project, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of providing these services.

(g) The operator will have a lien on the non-operator's interest to secure the non-operator's cost share of expenditures, and the right to advance the cost share of a party in default.

5. Programs

(a) Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(b) Unless a bankable feasibility was delivered prior to the formation of the joint venture, the operator may propose a program for a bankable feasibility study at any time.

(c) A development program will be prepared by operator based on an approved bankable feasibility study.

(d) Management committee approval of a development program will constitute a production decision.

(e) Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(f) After commencement of commercial production, operator will submit annual operating programs for management committee approval.

6. Dilution

(a) Participants will have an election as to whether to participate in any approved exploration program or approved development program

(b) Electing to participate in an approved program will make a participant liable for its cost share of all expenditures for that program.

(c) Electing not to participate in an approved program will result in straight-line dilution of interest, i.e. the non-contributing party's interest will be, subject to sub-paragraph (d) below,:

$$\frac{\text{amount contributed and deemed to have been contributed to date by non-contributing party}}{\text{amount contributed to date by all parties}}$$

and the contributing party's interest will be correspondingly increased.

(d) A participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the non-contributing party's interest will be:

$$\frac{\text{amount contributed prior to default to date by non-contributing party}}{\text{amount contributed prior to default by all parties + 2x defaulted amount}}$$

and the contributing party's interest will be correspondingly increased.

(e) Dilution to 10% will effect a deemed surrender of rights to appoint persons to the management committee or vote on any decisions of the joint venture, but participants shall continue to have the right to contribute to, and benefit, from programs based on their interest or suffer further dilution in accordance with the Joint Venture Agreement (with forfeiture once diluted to 1%).

(f) There will be no election as to participation in an approved operating program.

7. Disposition of Production

(a) Each participant will have the right and obligation to take production in kind, but is free to make separate arrangements with operator to market its share.

(b) The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds

8. Transfers of Interests

(a) Transfer provisions on the same terms as article 6 of the Option Agreement.

(b) No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement and the operator's lien

9. Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

10. Dispute Resolution

    Arbitration administered by the British Columbia International Commercial Arbitration Centre.

11. Other

    (a) Area of interest on the same terms as article 10 of the Option Agreement

    (b) Force majeure

    (c) Confidentiality

    (d) British Columbia law.

OPTION AGREEMENT

made among

STRONGBOW RESOURCES INC.

and

ULSTER MINERALS LIMITED

and

TOURNIGAN GOLD CORPORATION

[Date: February 5, 2003]

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
2100 - 1075 West Georgia Street
Vancouver, B.C.
V6E 3G2

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

ARTICLE 3
OPTION

ARTICLE 4
OPTION PERIOD RIGHTS AND OBLIGATIONS

ARTICLE 5
FORMATION OF JOINT VENTURE

OPTION AGREEMENT

THIS AGREEMENT made as of the _____ day of February, 2003.

BETWEEN:

>   STRONGBOW RESOURCES INC., a corporation organized
>   under the laws of British Columbia ("Strongbow"),
>   and ULSTER MINERALS LIMITED, a corporation
>   organized under the laws of Northern Ireland
>   ("UML"), each having an office at 1300-409
>   Granville Street, Vancouver, British Columbia, V6C
>   1T2, fax (604)668-8366,
>
>   (Strongbow and UML together, the "Optionor")

                                              OF THE FIRST PART

AND:

>   TOURNIGAN GOLD CORPORATION, a corporation
>   organized under the laws of British Columbia and
>   having an office at 480 - 650 West Georgia Street,
>   Vancouver British Columbia, V6B 4N9, fax
>   (604)662-3231,
>
>   (the "Optionee")

                                             OF THE SECOND PART

WHEREAS:

(A) The Optionor has interests in certain exploration licences in relation to lands located in Northern Ireland, known as the Tyrone project, all as more particularly described in Schedule A;

(B) The Optionee wishes to explore the property comprised in the Tyrone project for minerals and to acquire an option to earn an interest therein;

     NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the sum of $10 now paid by the Optionee to the Optionor, the receipt of which is hereby acknowledged by the Optionor, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by the Optionor, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

     For the purposes of this Agreement, except as otherwise defined herein, the following capitalized words and phrases when used herein have the following meanings:

4

Additional Property means any Mineral Rights or Surface Rights acquired within the Area of Interest and which become a part of the Properties as contemplated in Article 10.

Affiliate means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

Anniversary Date means an anniversary date of the Effective Date.

Area of Interest means the area within two kilometres from the external boundaries of the Properties as of the Effective Date.

Business Day means a day on which commercial banks are open for business in Vancouver, British Columbia.

Effective Date means the effective date of this Agreement, as set forth at the top of the first page of this Agreement.

Encumbrance means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature.

Expenditures means all costs and expenses of whatever kind or nature spent or incurred by or on behalf of the Optionee from the date hereof in the conduct of exploration and development activities on or in relation to the Properties including, without limitation:

(a) in holding the Properties in good standing (including any monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of assessment work and filings required in connection therewith), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(b) in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities on the Properties;

(c) in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(d) in the preparation of work programs and reporting as to the results thereof including any pre-feasibility or feasibility study or other evaluation of the Properties;

(e) in acquiring facilities or the use thereof and for all parts, supplies and consumables;

(f) for salaries, wages and fringe benefits (whether or not required by law), including actual labour overhead expenses, for employees to the extent that they are assigned to exploration and development activities on the Properties;

(g)   travelling expenses of all persons engaged in work with respect to and
        for the benefit of the Properties including for their food, lodging
        and other reasonable needs;

(h)   payments to contractors or consultants for work done, services
        rendered or materials supplied;

(i)   all taxes levied against or in respect of the Properties or activities
        thereon and the cost of insurance premiums and performance bonds or
        other security; and

(j)   a charge equal to 10% of all Expenditures referred to in clauses (a)
        to (i) above for unallocable overhead and head office expenses of the
        Optionee (but limited to 5% on any single third party contract in
        excess of $50,000) and all other expenses relating to supervision and
        management of all work done with respect to and for the benefit of the
        Properties.

Feasibility Study means a study prepared or confirmed by a recognized and
independent firm of mining engineering consultants which contains a
detailed examination of the feasibility of bringing a deposit of Minerals
on the Properties into commercial production by establishment of a mine,
and which includes reviews of all relevant issues, a statement of the ore
reserves, a description of the nature and scale of any proposed operation,
an estimate of the construction and other costs necessary to bring the
Properties into commercial production and of the operating costs after the
commencement thereof, and which is a bankable document, that is to say, a
document in form appropriate for presentation to a reputable bank or other
financial institution from which a party might wish to secure financing.

Force Majeure means any cause beyond a Party's control (except those caused
by its own lack of funds) including, but not limited to: acts of God, fire,
flood, explosion, strikes, lockouts or other industrial disturbances; any
terrorist act; any military or paramilitary act or order; laws, rules and
regulations or orders of any duly constituted court or governmental
authority; or non-availability of materials or transportation; or protests,
demonstrations or other events causing work stoppages by environmental
activists or others.

Further Option means the option that may be granted to the Optionee under
the Joint Venture Agreement to acquire the remainder of the Optionor's
Interest, as contemplated in Section 3.8.

Initial Interest means the Interest acquired by the Optionee upon exercise
of the Initial Option pursuant to the terms hereof.

Initial Option means the option granted to the Optionee as provided in
Section 3.1.

Interest means an undivided right, title and interest in and to the
Properties and the Other Assets held through shares in Newco.

Joint Venture means the joint venture formed pursuant to Section 5.1(a).

Joint Venture Agreement means the joint venture or other form of agreement
executed and delivered pursuant to Section 5.1(b).

Minerals means any and all ores, and concentrates or metals derived therefrom, containing precious, base and industrial minerals and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Right, Surface Rights and other instruments of title under which the Properties are held.

Mineral Rights means the prospecting licences, mining leases, mineral concessions and other forms of tenure or other rights to minerals, or to work upon lands for the purpose of searching for, developing or extracting minerals under any forms of mineral title recognized under the laws of Northern Ireland or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein.

Newco means the new subsidiary to be formed by UML as contemplated in section 5.1 hereof.

Option Period means the period during which the Initial Option or Further Option remains in effect under this Agreement.

Other Assets means maps, drill core, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Project, together with exploration tools, supplies and equipment located on or near the Properties and owned by UML for Project purposes.

Participating Interest means an undivided beneficial interest in the Properties and the other assets of the Joint Venture, or shares in a jointly owned company, in either case under the Joint Venture Agreement and expressed as a percentage of the entire interest or total issued shares, as the case may be.

Party means the Optionor or the Optionee.

Project means the project for the development and exploitation of the Properties to produce Minerals.

Properties means the Mineral Rights described in Schedule A and after the date of this Agreement includes the Mineral Rights comprised in any Additional Property, together with any renewal or re-issue of any of such Mineral Rights and any other form of successor or substitute title therefore.

Surface Rights means any interest in any real property, whether freehold, leasehold, license, right of way, easement or any other surface or other right in relation to real property.

1.2 Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3 Headings

The headings to the articles, sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4 References

Unless otherwise stated, a reference herein to a numbered or lettered article, section, subsection, clause or schedule refers to the article, section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to "this Agreement", "the Option Agreement", "hereof", "hereunder", "herein" or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.5 Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

1.6 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Optionor, the Optionor confirms that it has made due and diligent inquiry of such persons (including appropriate officers of the Optionor) as are reasonably necessary as to the matters that are the subject of the representations and warranties.

1.7 Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

A   Properties

B   Terms of Joint Venture Agreement

1.8 Governing Law

This Agreement will be construed according to and governed by the laws in force in the Province of British Columbia and, except where matters are expressed herein to be subject to arbitration, the courts of such Province will have exclusive jurisdiction to hear and determine all disputes arising hereunder. Nothing contained in this Section 1.8 is intended to affect the rights of a Party to enforce a judgement or award outside of British Columbia.

1.9 Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Mutual Representations and Warranties

Each party represents and warrants to the other party hereto that:

(a) it is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b)   it has full power and authority to carry on its business and to enter into this Agreement;

(c)   neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d)   the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to a party or pertaining thereto or of its organizational documents;

(e)   all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f)   this Agreement constitutes a legal, valid and binding obligation of the party enforceable against it in accordance with its terms.

2.2 Optionor's Representations and Warranties

Each of Strongbow and UML, jointly and severally, represents and warrants to the Optionee that:

(a)   each of the Properties

(i)   is fully and accurately described in Schedule A, including any Encumbrances in relation thereto, and neither of them nor any of their Affiliates has an interest in any other Mineral Rights which are located wholly or in part within the Area of Interest;

(ii) is in good standing under the applicable laws, including the incurring of expenditures and the payment of surface taxes or other monies to the expiry dates as indicated in Schedule A, each of such Properties are in the process of being re-issued by the relevant issuing authority, and neither of them are aware of any basis upon which the re-issuance of any of such Properties could be denied;

(iii) have been duly and validly staked or otherwise properly and legally acquired, and

(iv) are wholly owned by and recorded or registered in the name of UML, free and clear of all Encumbrances except those specifically identified in Schedule A, and the Optionor is in exclusive possession of such Properties;

(b)   there are no outstanding agreements or options to acquire or purchase any of the Properties, no person has any royalty or other interest whatsoever in production therefrom, and there is no adverse claim or challenge against or to the ownership of or title to any of the Properties, nor to the best of its knowledge is there any basis therefor, other than any royalty that may eventually be payable to the Government of Northern Ireland or the Crown Estate;

(c)   the Optionor has received no notice and has no knowledge of any proposal to terminate or vary the terms of or rights previously comprised in any of the Properties from any government or other regulatory authority;

(d) no proceedings are pending for and the Optionor is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of either of them or the placing of either of them into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(e) there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to any of the Properties or the conduct of the business related thereto, nor to the best of its knowledge have any activities on or in relation to the any of the Properties been in violation of any environmental law, regulations or regulatory prohibition or order, and to the best of their knowledge, conditions on and relating to the Properties are in compliance with such laws, regulations, prohibitions and orders;

(f) UML owns and holds the Other Assets, free and clear of all Encumbrances; and

(g) to the best of their knowledge there is no fact or circumstance known to either of them which has not been disclosed to the Optionee which would render any of the foregoing representations and warranties untrue, incomplete or otherwise misleading.

2.3 Survival of Representations and Warranties

The representations, warranties and covenants contained in this Agreement are conditions on which the parties have relied in entering into this Agreement and will survive the execution hereof and the acquisition of any Interest by the Optionee hereunder. Each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement. A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 3
OPTION

3.1 Grant of Initial Option

The Optionor hereby grants to the Optionee the sole and exclusive right and option, in accordance with the other provisions of this Article 3, to acquire in three stages an Initial Interest of up to 75%, free and clear of all Encumbrances except for those described in Schedule A.

3.2 First Stage Earn In

If the Optionee wishes to exercise the first stage of the Initial Option and acquire an Interest of 50%, the Optionee must incur the following Expenditures by each of the dates specified (or such longer times as may be permitted by Article 7) and notify the Optionor thereof:

Deadline Date	Expenditure Amount	Cumulative Amount
First Anniversary Date	$200,000	$200,000
Second Anniversary Date	$400,000	$600,000
Third Anniversary Date	$900,000	$1,500,000

Provided that the Optionee must also complete at least 1000 meters of drilling on the Properties within six months of the Effective Date in order to exercise the first stage of the Initial Option. This obligation would be part of, not in addition to, the Optionee's obligation to incur Expenditures under this Section 3.2.

Upon the exercise of the first stage of the Option the Optionee will have an Initial Interest of 50%, which may be increased by the exercise of the second and third stages of the Initial Option, subject to section 3.13.

3.3 Activation of Second Stage of Initial Option

If the Optionee exercises the first stage of the Initial Option, the Optionee will have the right to activate the second stage of the Initial Option within 90 days after the Optionee has given notice of the exercise of the first stage of the Initial Option by notifying the Optionor.

If the second stage of the Initial Option is activated, then the Initial Option will remain in effect and so long as it so remains the formation of the Joint Venture will be postponed.

3.4 Second Stage Earn In

Under the second stage of the Initial Option the Optionee will have the right to acquire an additional 10% Interest and thereby increase its Interest to 60%. The Optionee may exercise the second stage of the Initial Option by incurring an additional $1,500,000 in Expenditures (for cumulative Expenditures of $3,000,000) on the Properties by the Fifth Anniversary Date (or such longer times as may be permitted by Article 7). Upon the exercise of the second stage of the Initial Option the Optionee will have an Initial Interest of 60%, which may be increased by the exercise of the third stage of the Initial Option.

3.5 Activation of Third Stage of Initial Option

If the Optionee exercises the second stage of the Initial Option, the Optionee will have the right to activate the third stage of the Initial Option within 90 days after the Optionee has given notice of the exercise of the second stage of the Initial Option by notifying the Optionor.

If the third stage of the Initial Option is activated, then the Initial Option will remain in effect and so long as it so remains the formation of the Joint Venture will be postponed.

3.6 Third Stage Earn In

Under the third stage of the Initial Option the Optionee will have the right to acquire an additional 15% Interest and thereby increase its Interest to 75%. The Optionee may exercise the third stage of the Initial Option by delivering a Feasibility Study by the Seventh Anniversary Date (or such longer times as may be permitted by Article 7). Upon its exercise of the third stage of the Initial Option, the Optionee will acquire an Initial Interest of 75% and the Joint Venture will be formed in accordance with section 5.1.

3.7 Payment in Lieu of Expenditures

If the Optionee has not incurred the full amount of the Expenditures which are required by the Anniversary Date specified under Section 3.2 or Section 3.4 (or such longer time as may be permitted by Article 7), then the Optionee may pay to the Optionor on or before that date which is 30 days after the relevant Anniversary Date an amount equal to the shortfall in Expenditures, and such amount will thereupon be deemed to have been Expenditures incurred by the Optionee by such Anniversary Date.

3.8 Grant of Further Option

After the formation of the Joint Venture, the Optionee will have the Further Option to acquire the remainder of the Optionor's Interest in those circumstances and on those terms that will be contained in the Joint Venture Agreement.

3.9 Optionee's Election to Terminate

Notwithstanding any other provision of this Article 3, the Optionee may elect at any time to terminate the Initial Option by delivering notice to the Optionor.

3.10 Termination with No Interest

The Initial Option granted pursuant to Section 3.1 will be of no further force and effect and will terminate, and the Optionee will acquire no Initial Interest and will have no obligation to incur further Expenditures hereunder, on the earliest of:

(a) six (6) months from the Effective Date, if the Optionee has failed to drill the amount specified pursuant to Section 3.2;

(b) an Anniversary Date specified in Section 3.2, if the Optionee has failed to complete Expenditures in the amount specified in Section 3.2 by such Anniversary Date (or failed to make the necessary payment to the Optionor in lieu thereof within 30 days thereafter as contemplated in Section 3.7);

(c) the effective date of the Optionee's termination under Section 3.9; and

(d) if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i) the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii) the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure, or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner.

Upon termination of this Agreement under this Section 3.10 the Optionee shall deliver to the Optionor, within 60 days of the effective date of termination, copies of all drill logs, maps, reports assay results and other data and documentation (in paper or electronic format) relating to its operations on the Property and all samples and drill core and removed from the Property and in the Optionee's possession.

3.11 Termination with 50% Interest

Once the Optionee has acquired a 50% Interest, then the Initial Option granted pursuant to Section 3.1 continues, but will be of no further force and effect and will terminate, and the Optionee will acquire an Initial Interest of no more than 50%, and will have no obligation to incur further Expenditures hereunder, on the earliest of:

(a) that date which is 90 days after the exercise of the first stage of the Initial Option, if the Optionee has not activated the second stage of the Initial Option pursuant to Section 3.3 by such date;

(b) the Fifth Anniversary Date, if by that date the Optionee has failed to incur Expenditures of an additional $1,500,000 as contemplated in Section 3.4 (or failed to make the necessary payment to the Optionor in lieu thereof within 30 days thereafter as contemplated in Section 3.7);

(c) if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i) the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii) (ii) the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner;

(d) the effective date of the Optionee's termination under Section 3.9; and

(e) the effective date of the Optionor's election pursuant to Sections 3.13.

3.12 Termination with 60% Interest

Once the Optionee has acquired a 60% Interest, then the Initial Option granted pursuant to Section 3.1 continues, but will be of no further force and effect and will terminate, and the Optionee will acquire no more than an Initial Interest of 60%, and will have no obligation to incur further Expenditures hereunder, on the earliest of:

(a) that date which is 90 days after the exercise of the second stage of the Initial Option, if the Optionee has not activated the third stage of the Option pursuant to Section 3.5 by such date;

(b) the Seventh Anniversary Date, if by that date the Optionee has failed to deliver a Feasibility Study;

(c) if the Optionee is in breach of any of its obligations under Section 4.2 of this Agreement, but only if:

(i) the Optionor has first given to the Optionee written notice of the breach containing particulars of such breach; and

(ii) the Optionee has not, within 60 days following delivery of the Optionor's notice, given notice to the Optionor that it has cured such failure or, if such breach cannot be cured within such 60 day period, is taking action to commence such cure and is pursuing such action in a timely manner;

(d) the effective date of the Optionee's termination under Section 3.9; and

(e) the effective date of the Optionor's election pursuant to Sections 3.13.

3.13 Optionor's Election

Notwithstanding any other provision of this Article 3, upon the Optionor receiving notice of the completion of the Expenditures incurred pursuant to Section 3.2, the Optionor will have a 60 day period from the date of such notice during which it may elect to terminate the Initial Option and trigger the formation of the Joint Venture in accordance with Article 5.

3.14 Expenditure Statement and Audit

An itemized statement of Expenditures incurred in any period certified to be correct by an officer of the Optionee shall be conclusive evidence of the making of such Expenditures unless within 30 days of receipt of such statement the Optionor delivers a notice to the Optionee detailing its objections to the statement. If the Optionor delivers an objection within such 30 day period, then the Optionor shall be entitled to request that the auditors of the Optionee audit the Expenditures provided for in the statement of Expenditures that is the subject of the objection notice, and

(a) if the auditors determine that the statement of Expenditures was accurate within five (5%) percent of actual Expenditures or that actual Expenditures incurred exceed the statement of Expenditures by more than five (5%) percent of those stated, then the costs of the audit will be borne by the Optionor, and if the excess Expenditures

(i) relate to the exercise of the first stage of the Initial Option, then they will be credited towards Expenditures required to exercise the second stage of the Initial Option, unless the Optionor has elected to form the Joint Venture under section 3.13;

(ii) relate to the exercise of the second stage of the Initial Option or the Optionor has elected to form the Joint Venture under section 3.13, then they will be credited towards the contributions required to be made by the Optionee under the Joint Venture Agreement;

(b) if the auditors determine that the statement of Expenditures overstated Expenditures actually made by greater than a five (5%) percent margin, then the costs of the audit will be borne by the Optionee and whatever the overstatement only the actual Expenditures so determined will constitute Expenditures for the purposes of Section 3.2 or Section 3.3, as applicable.

If any such determination results in a deficiency in the amount of Expenditures required to be incurred by an Anniversary Date under Section 3.2 or Section 3.4 in order to exercise the first or second stage of the Initial Option, then the Optionee may pay to the Optionor with 30 days after such determination the amount equal to the deficiency, and such payment will be deemed to be a payment of cash in lieu of Expenditures made under Section 3.7 as of the relevant Anniversary Date.

The auditors' determination of Expenditures will be final and determinative of the amounts stated in the statement in question, and will not be subject to arbitration hereunder.

3.15 Option Only

For greater certainty, under this Agreement the Optionee has acquired an option only and all Expenditures and the delivery of a Feasibility Study are entirely at the discretion of the Optionee.

ARTICLE 4
OPTION PERIOD RIGHTS AND OBLIGATIONS

4.1 Optionee's Right of Entry

The Optionor hereby grants to the Optionee and its employees, agents and independent contractors the exclusive right in respect of the Properties, exercisable throughout the Option Period, to:

(a) enter thereon;

(b) have exclusive and quiet possession thereof;

(c) carry out exploration, development and evaluation activities including, without limitation, the removal of Minerals; and

(d) subject to obtaining adequate Surface Rights thereto, bring upon and erect upon the Properties such structures and other facilities as may be necessary or advisable to carry out exploration, development and evaluation activities.

The Optionee's rights pursuant to this Section 4.1 will at all times be subject to any restrictions that may be required by applicable laws in Northern Ireland or by regulatory authority and to rights of entry and access reserved to the Optionor hereunder.

4.2 Optionee's Obligations

The Optionee is obligated during the Option Period:

(a) to keep the Properties in good standing by the doing and filing of all necessary work and by the doing of all other acts and things and making all other payments which may be necessary in that regard including compliance with the terms of any lease;

(b) to conduct all work on or with respect to the Properties, in a manner consistent with good mining practice and in compliance with the applicable laws of Northern Ireland.

(c) to keep the Properties free and clear of all Encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Optionee) and will proceed with all diligence to contest and discharge any such lien that is filed;

(d) to permit the directors, officers, employees and designated consultants and agents of the Optionor, at their own risk, access to the Properties at all reasonable times, provided that the Optionor will indemnify the Optionee against and save it harmless from all costs, claims, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, designated consultant or agent of the Optionor while accessing the Properties except to the extent that any such costs, claims, liabilities or expenses result from the Optionee's gross negligence or wilful misconduct;

(e) indemnify and hold the Optionor harmless from any and all liabilities, costs, damages or charges arising from the failure of the Optionee to comply with the covenants contained in this article or otherwise arising from its operations on the Property;

(f) allow the Optionor access at all reasonable times and intervals to all maps, reports, assay results and other factual technical data (whether in paper or electronic form) prepared or obtained by the Optionee in connection with its operations on the Property;

(g) to deliver to the Optionor semi-annual reports indicating the status of work being conducted on the Properties and an estimate of the Expenditures incurred during the previous six months, provided that such reports will not be required for those periods in which there is no work being conducted on the Properties;

(h) to deliver to the Optionor annual (calendar year) reports disclosing any significant technical data learned or obtained in connection with work in respect of the Properties, as well as a breakdown of Expenditures incurred in carrying out such work, on or before the 31st day of March of the year following the calendar year to which such report relates; and

(i) to maintain true and correct books, accounts and records of Expenditures.

4.3 Emergency Expenditures

Notwithstanding any other provision of this Agreement, the Optionee will be entitled to incur as Expenditures all costs and expenses necessary to preserve or protect life, limb, property or the environment in respect of the Properties or otherwise in the course of exploration or development activities.

4.4 Registered Title

During the Option Period:

(a) The Optionor will remain the registered holder of the Properties as they exist on the date hereof and, forthwith following the execution of this Agreement, the Optionor will deliver to the Optionee's solicitors duly executed and registrable transfers of such Properties, in form and substance sufficient, in the reasonable opinion of the Optionee's solicitors, to transfer them to Newco, free and clear of Encumbrances except for those described in Schedule A.

(b) The Optionor will be entitled to be the registered holder of the Properties and the Surface Rights comprised in any Additional Property and, as a condition of its registration in the Optionor's name, the Optionor will deliver to the Optionee, duly executed and registrable transfers of such Additional Property, in form and substance sufficient, in the reasonable opinion of the Optionee's solicitors, to transfer it to Newco free and clear of Encumbrances, except for those described in Schedule A, if applicable.

Upon the Optionee acquiring an Interest it will be entitled to request that its solicitors register such transfers such that Newco becomes the recorded holder of the Properties.

The Optionor or the Optionee, to the extent that it is the recorded holder of any of the Properties, will hold title to such Properties subject to this Agreement.

4.5 Abandonment of Properties

The Optionee may surrender or abandon any of the Properties, provided that notice of such proposed abandonment is given to the Optionor, who may elect, by notice to the Optionee within 60 days after the surrender or abandonment notice, to have such Properties transferred to it without warranty and at its own cost. Such Properties will be transferred and assigned to the Optionor as soon as possible following its election. Failing such election, the Properties may be abandoned or surrendered as proposed by the Optionee. Following a transfer or abandonment under this section, the Properties so transferred or abandoned will thereafter cease to form part of the Properties or the Area of Interest and will no longer be subject to this Agreement, except with respect to any obligations or liabilities of the Parties as have accrued to the date of such transfer or abandonment.

ARTICLE 5
FORMATION OF JOINT VENTURE

5.1 Formation of Joint Venture

Upon the termination of the Initial Option, provided that the Optionee has acquired its Initial Interest under Article 3 of this Agreement:

(a) the Optionee and the Optionor will be deemed to have formed a joint venture for the purpose of carrying out all such acts which are necessary or appropriate, directly or indirectly, to:

(i) hold the Properties and the other assets of the Joint Venture,

(ii) explore the Properties for Minerals and, if feasible, develop a mine on the Properties,

(iii) so long as it is technically, economically and legally feasible, operate such mine and exploit the Minerals extracted from the Properties, and

(iv) carry out any other activity in connection with or incidental to any of the foregoing;

(b)   the Optionee and the Optionor will be deemed to have entered into a joint venture agreement in the form of a Shareholders Agreement in respect of the joint ownership of the Newco and substantially based on the terms set forth in Schedule B, and each of them will negotiate in good faith and use every commercially reasonable effort to finalize, execute and deliver a formal agreement containing such terms and any other terms and conditions as would be customary for a comparable jointly owned company holding a comparable project;

(c)   Expenditures, if any, in excess of those required to acquire the Initial Interest which have been or are committed to be incurred by or on behalf of the Optionee as Expenditures at the time of formation of the Joint Venture will be deemed to have been approved as Joint Venture program under the Joint Venture Agreement and each of the Optionee and the Optionor will pay its pro rata share of such costs.

For greater certainty, if the Optionee has acquired a 50% Interest or a 60% Interest but the Initial Option has not yet terminated under Section 3.11 or Section 3.12, then the formation of the Joint Venture and the other provisions of this Section 5.1 will be deferred until the Initial Option is terminated or the Optionee acquires a 75% Interest under Section 3.6, whichever first occurs.

Notwithstanding any other provisions of this Section 5.1 UML will promptly after the execution of this Agreement form a new subsidiary under the laws of Northern Ireland and having constating documents that are acceptable to the Optionee (the "Newco"). The Optionee and the Optionor will co-operate in having all applications for the re-issue or renewal of the Properties made in the name of Newco and shall have the Properties and Other Assets transferred to Newco.

5.2   Initial Interests

The Optionee's initial participating interest in the Shares of Newco under the Joint Venture Agreement will be that percentage which is equal to the Initial Interest earned by the Optionee hereunder.

The Optionor's initial participating interest in the Shares of Newco under the Joint Venture Agreement will be that percentage which is equal to 100% minus the Initial Interest earned by the Optionee hereunder.

5.3   Initial Expenditures

Upon the formation of the Joint Venture, each of the Optionee and the Optionor will have initial actual and deemed Expenditures as follows:

(a)   Optionee: Cumulative Expenditures to the date of acquisition of Initial Interest ("Optionee's amount); and

(b)   Optionor: Optionee's amount divided by the Initial Interest times the Optionor's initial participating interest under the Joint Venture Agreement.

5.4   Joint Venture Operator

The Optionee, being the Party with the larger initial Participating Interest, will be the initial operator under the Joint Venture Agreement.

ARTICLE 6
TRANSFERS

6.1 Limitations on Transfers

Except if permitted under and in accordance with this Agreement, no Party will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of (in this Article to "Transfer") any or all of its interest in the Properties and the Other Asset or transfer or assign any of its rights under this Agreement.

6.2 Prohibited Dispositions

A Party is prohibited from Transferring any of its interest in the Properties or Other Asset or any of its rights under this Agreement unless:

(a) its interest in the Properties and Other Assets and in its rights under this Agreement are Transferred together (or, if a portion, in the same proportion);

(b) such Transfer occurs when such Party is not in default of any of its covenants and agreements herein contained; and

(c) such Transfer, if it constitutes a Transfer by a Party of a portion of its interest in the Properties and the Other Assets and in its rights under this Agreement, has been approved by the other Party, such approval not to be unreasonably withheld.

6.3 Right of First Offer

If a Party (in this Article the "Transferring Party") wishes to Transfer all of its interest in the Properties and the Other Assets and in its rights under this Agreement (in this section, the "Holdings") other than as contemplated under Section 6.4, then it must prior to any such transfer first offer to Transfer the Holdings to the other Party for a cash consideration and upon such other terms and conditions as the Transferring Party deems fit (in this section, the "Offer"). If the other Party accepts the Offer within the 30-day period following its receipt, then the Transfer will be concluded no later than 30 days after such acceptance. If the other Party does not accept the Offer within such 30-day period, then the Transferring Party will be free to Transfer the Holdings to a third party at any time after the expiry of such 30-day period and prior to the expiry of the succeeding 90-day period, but only for a cash consideration equal to or greater than the cash consideration stated in the Offer and upon other terms and conditions no less favourable to the Transferring Party than those contained in the Offer. If the Transferring Party's Transfer of the Holdings to the other Party or to a third party is not concluded prior to the expiry of such 30-day or 90-day period as aforesaid, any subsequent Transfer by the Transferring Party will be subject to the provisions of this Section 6.3.

6.4 Exceptions

Nothing in Section 6.3 applies to or restricts in any manner:

(a) a disposition by the Transferring Party of all or a portion of its interest in the Properties and Other Assets and a transfer or assignment of a proportionate interest in this Agreement to an

Affiliate of the Transferring Party, provided that such Affiliate first assumes and agrees to be bound by the terms of this Agreement and the Underlying Agreements and agrees with the other Party in writing to retransfer such interests to the Transferring Party before ceasing to be an Affiliate of the Transferring Party; or

(b) an amalgamation or corporate reorganization involving the Transferring Party which has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation; or

(c) a sale, forfeiture, charge, withdrawal, transfer or other disposition or encumbrance which is otherwise specifically required or permitted under this Agreement.

6.5 Conditions of Transfers

As a condition of any Transfer other than to another party, the transferee must covenant to and agree with the other parties to this Agreement to be bound by this Agreement, including this Article 6, and prior to the completion of any such Transfer, the Transferring Party must deliver to the other Party evidence thereof in a form satisfactory to such other parties. Notwithstanding any such Transfer, the Transferring Party will remain liable for all of its obligations hereunder, unless the Holdings have been Transferred to a third party pursuant to Section 6.3.

ARTICLE 7
FORCE MAJEURE

7.1 Events

Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to a Force Majeure.

7.2 Effect of Force Majeure

All time limits imposed by this Agreement (including, without limitation, the time within which Expenditures are to be made or Shares are to be delivered) will be extended by a period equivalent to the period of delay resulting from a Force Majeure described in Section 7.1.

7.3 Obligation to Remove Force Majeure

A Party relying on the provisions of this Article 7 will take all reasonable steps to eliminate any Force Majeure and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if a Force Majeure renders completion impossible.

7.4 Giving Notice

A Party relying on the provisions of this Article 7 will give notice to the other Party forthwith upon the occurrence of the Force Majeure and forthwith after the end of the period of delay when such Force Majeure has been eliminated or rectified.

ARTICLE 8
CONFIDENTIAL INFORMATION

8.1 Confidential Information

Except as specifically otherwise provided for herein, the parties will keep confidential all data and information respecting this Agreement and the Properties and other Asset, and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the consent of the other Party, such consent not to be unreasonably withheld.

8.2 Information in Public Domain

The provisions of this Article 8 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

8.3 Request to Disclose

Where a request is made for permission to disclose confidential information hereunder, a reply thereto will be made within two Business Days after receipt of such request, failing which the Party requesting will be entitled to disclose

such information in the limited circumstances specified in such request as if such consent had been given.

8.4 News Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding the Properties or Other Asset or the activities of the Optionee or the Optionor with respect thereto. In addition, each Party will obtain prior approval from the other Party, which will not unreasonably be refused, before issuing any press release or public statement using the other Party's name or the names of any of the other Party's assignees or of any of the officers, directors or employees of the other Party or of its assignees.

ARTICLE 9
ARBITRATION

9.1 Single Arbitrator

Any matter in dispute hereunder will be determined by a single arbitrator to be appointed by the Parties.

9.2 Prior Notice

Any Party may refer any such matter to arbitration by notice to the other Party and, within 10 Business Days after receipt of such notice, the Parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

9.3 No Agreement

    If the Parties cannot agree on a single arbitrator as provided in Section 9.2, or if the person appointed is unwilling or unable to act, either Party may submit the matter to arbitration before a single arbitrator in accordance with rules for conciliation and arbitration of the British Columbia International Commercial Arbitration Centre (in this Article, the "Rules").

9.4 Conduct of Arbitration

    Except as otherwise specifically provided in this Article 9, an arbitration hereunder will be conducted in English in accordance with the Rules. The arbitrator will fix a time and place in Vancouver for the purpose of hearing the evidence and representations of the Parties and he or she will preside over the arbitration and determine all questions of procedure not provided for under the Rules or this Article 9. After hearing any evidence and representations that the Parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the Parties. The decision of the arbitrator will be made within 45 days after his or her appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The arbitrator's award will be final and binding upon each of the Parties.

ARTICLE 10
AREA OF INTEREST

10.1 Limitation on Acquisitions

    Each of the Parties hereby covenants and agrees with the other Party that it will not acquire, nor will it permit any Affiliate to acquire, any Mineral Rights or Surface Rights located wholly or in part within the Area of Interest unless such Mineral Rights or Surface Rights are made subject to the terms of this Agreement and the acquiring Party (or, if an Affiliate of a Party has completed the acquisition, then such Party, in either case in this Article referred to as the "Acquiring Party") complies with the provisions of this Article.

10.2 Acquisition of Additional Property

    Forthwith upon completing an acquisition of Mineral Rights or Surface Rights located wholly or in part within the Area of Interest, the Acquiring Party will give notice thereof to the other Party, setting out the location of the Mineral Rights or Surface Rights and all information known to the Acquiring Party and its Affiliates about such Mineral Rights or Surface Rights, the costs of acquisition and all other pertinent details relating thereto.

    Upon receipt of such notice, the notified Party will have a period of 15 days to elect, by notice to the Acquiring Party, to include such Mineral Rights or Surface Rights in the Properties and make them subject to the terms of this Agreement. Upon such election such Mineral Rights or Surface Rights will constitute Additional Property for inclusion in the Properties thereafter for all purposes of this Agreement.

    If the Acquiring Party is the Optionor, then the Optionee will reimburse it for the acquisition costs that it or its Affiliate has incurred. When paid by the Optionee in the first instance or reimbursed by the Optionee, the acquisition costs for any Additional Property will be deemed to constitute Expenditures hereunder.

10.3 Notice of Rejection

     If, within the 15-day period referred to in paragraph 10.3, the notified
Party does not give the notice referred to in paragraph 10.4, it will be deemed
to have consented to the exclusion of the Mineral Rights or Surface Rights in
question from the Area of Interest, which may thereafter be held or dealt with
by the Acquiring Party or its Affiliate free of the terms and conditions of this
Agreement.

10.4 Title to Additional Property

     If the Acquiring Party is the Optionee or an Affiliate of the Optionee, the
Mineral Rights or Surface Rights comprised in the Additional Property acquired
will be forthwith registered in the name of or transferred to the Optionor.
Forthwith upon such registration or upon the acquisition of any Additional
Property by the Optionor or an Affiliate of the Optionor, the Optionor will
deliver executed and registrable transfers thereof as contemplated in Section
4.4.

10.5 Further Assurance

     Each of the Parties will execute and deliver or cause to be executed and
delivered such further documents and instruments and give such further
assurances as the other may reasonably require to evidence and give effect to
any acquisition, registration or transfer of Mineral Rights or Surface Rights
contemplated in this Article 10.

10.6 Non-Compliance Constitutes Default

     Non-compliance with the provisions of this Article 10 by an Affiliate of a
Party will constitute a default under this Agreement by such Party unless such
Party can satisfy the other Party that the Affiliate was acting independently
and at arm's length, without information from or direction by the affiliated
Party and that such affiliated Party could not reasonably have enforced
compliance with the terms hereof by its Affiliate in the circumstances.

ARTICLE 11
NOTICE

11.1 Method

     Each notice, consent, demand or other communication (in this Article the
"Notice") required or permitted to be given under this Agreement will be in
writing and may be personally delivered or sent by facsimile to the address or
fax number as set forth in the recitals to this Agreement. A Notice, if so
personally delivered, will be deemed to have been given and received on the date
of actual delivery and, if so given by facsimile, will be deemed to have been
given and received on the date sent, if sent during normal business hours of the
recipient on a Business Day and otherwise on the next Business Day.

11.2 Amending Addresses

     Either Party may at any time and from time to time notify the other Party
in accordance with this Article 11 of a change of address or fax number, to
which all Notices will be given to it thereafter until further notice in
accordance with this Section 11.

ARTICLE 12
GENERAL

12.1 Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Properties and the Area of Interest. Each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate including, without limitation, involving Mineral Rights or Surface Rights adjoining the Area of Interest or which previously formed a part of the Properties.

12.2 Entire Agreement

This Agreement and the schedules hereto constitute the entire agreement between the Parties and supersedes and replaces any preliminary or other agreement or arrangement, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties in respect of the subject matter of this Agreement including, without limitation, the letter from the Optionee to the Optionor dated November 7, 2002. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties.

12.3 No Waiver

No consent hereunder or waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the consenting or waiving Party. No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

12.4 Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Properties.

12.5 Manner of Payment

All payments to be made to any Party may be made by cheque or draft mailed or delivered to such Party at its address for notice purposes as provided herein, or for the account of such Party at such bank in Canada as the Party may designate from time to time by notice to the other Party. Such bank or banks will be deemed the agent of the designating Party for the purposes of receiving, collecting and receipting such payment.

12.6 Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.7 Special Remedies

     Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section 4.5, Article 6, Article 8 or Article 10 would constitute an injury and cause damage to the other Party impossible to measure monetarily. Therefore, in the event of any such failure, the other Party will, in addition and without prejudice to any other rights and remedies that it may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 4.5, Article 6, Article 8 or Article 10, as the case may be, and any Party intending to breach or which breaches the provisions of Section 4.5, Article 6, Article 8 or Article 10 hereby waives any defence it may have at law or in equity to such injunctive or equitable relief.

12.8 Time of the Essence

     Time is of the essence in the performance of each obligation under this Agreement.

12.9 Counterparts and Fax Execution

     This Agreement may be executed in any number of counterparts and all such counterparts, taken together, shall be deemed to constitute one and the same instrument. This Agreement may be signed and accepted by facsimile.

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

```
The Corporate Seal of STRONGBOW
RESOURCES INC. was affixed                    )
in the presence of:                           )
                                              )
/s/ William Wolfe                             )
-------------------------------               )
Authorized Signatory                          )
                                              )              C/S
/s/ Gren Thomas                               )
-------------------------------               )
Authorized Signatory                          )
                                              )
```

```
The Corporate Seal of ULSTER MINERALS
LIMITED was affixed in                        )
the presence of:                              )
                                              )
/s/ William Wolfe                             )
-------------------------------               )
Authorized Signatory                          )
                                              )              C/S
/s/ Gren Thomas                               )
-------------------------------               )
Authorized Signatory                          )
                                              )
```

```
The Corporate Seal of TOURNIGAN
GOLD CORPORATION was                        )
affixed in the presence of:                 )
                                            )
/s/ D. Reynolds                             )
------------------------------              )
Authorized Signatory                        )
                                            )         C/S
/s/ M. Hopley                               )
------------------------------              )
Authorized Signatory                        )
                                            )
                                            )
```

SCHEDULE "A"

to the Agreement dated February ___, 2003 among Strongbow Resources Inc., Ulster Minerals Limited and Tournigan Gold Corporation.

Properties Description

- The following exploration licence interests excluding an area within the grid references of northern boundary at 387000mN, eastern boundary at 260000mE, southern boundary at 384000mN, and western boundary at 255000mE :

  Crown Licences 174/96018 and 174/96019 as renewed for a period of two years commencing January 2, 2002 and which are subject to the re-issue of the Prospecting Licences; and

  an application for, and any licence interests arising from, the re-issue of former Prospecting Licences UM 11/96 and UM 12/96 which have now expired.

Encumbrances

- none

Map

For illustrative purposes only, please refer to the map ("Map") attached hereto and identified as Schedule "A" that shows the boundary of the Properties in relation to the Curraghinalt project area. In the event of a conflict between the apparent boundary of the Properties as indicated on the Map and the actual boundaries of the Properties as provided in the Crown Licences and Prospecting Licences, the boundaries as provided in the Crown Licences and Prospecting Licences shall prevail.



Schedule 'A' to an Agreement between Strongbow Resources Inc.
and Tournigan Ventures Corporation

TYRONE, NORTHERN IRELAND

Existing NSR Area of Influence

Curraghinalt Project Area of Interest

Curraghinalt Deposit

Tyrone Project Area of Interest

UM 11/96
UM 12/96

Omagh
Plumbridge
Gortin
Mountfield
Greencastle
Carrickmore
Pomeroy
Cookstown
Draperstow

5 km

28

SCHEDULE B

To the Agreement dated February ___, 2003 among Strongbow Resources Inc.,
Ulster Minerals Limited and Tournigan Gold Corporation

JOINT VENTURE TERMS

1.   Joint Venture Formation and Scope

      As set forth in article 5 of the Option Agreement.

2.   Participating Interests

      (a)   Initial interests and initial investments will be as set forth in
            article 5 of the Option Agreement, subject to adjustment if a
            participant elects not to participate (by simple dilution of
            interest--see item 6 below) or, having elected to participate,
            defaults in paying its cost share (by double dilution of interest--see
            item 6 below).

      (b)   Provided that a bankable feasibility study has been delivered,
            Tournigan will have the option to acquire the remaining participating
            interest of Strongbow free and clear of encumbrances at any time that
            Strongbow's participating interest has been diluted to 25% (the
            "Dilution Date"). The option is exercisable by notice to Strongbow
            within 90 days after the Dilution Date and the purchase price will be
            paid by the delivery to Strongbow of common shares in Tournigan on the
            following basis:

            (i)   Tournigan shares will be valued at a price per share equal to the
                  average trading price for Tournigan shares on the TSX for each
                  trading day during the 90 day period immediately preceding the
                  date on which the Feasibility Study is delivered to Strongbow;
                  and

            (ii) Strongbow's 25% participating interest will be valued at that
                  amount which equals 25% of the net present value of the Project
                  which, for this purpose, means the aggregate estimated net cash
                  flow from the Project over the life of the mine, assuming the
                  highest potential cash flow according to the Feasibility Study
                  and a gold price in US dollars equal to the average of the London
                  Bullion Market Afternoon Fix for each day on which such quotation
                  is given during the 180 day period immediately preceding the date
                  on which the Feasibility Study is delivered to Strongbow.

3.   Management Committee

      The joint venture will be under the management of a management committee
      with representation according to participants' interests, and
      decision-making on the basis of a majority vote.

4.   Operator

      (a)   Tournigan will be the first operator and remain so unless its interest
            is reduced below 50% or it resigns or is removed for default. Upon
            Tournigan ceasing as operator, the participant other than Tounigan
            with the highest interest shall be the operator.

(b) The non-operator may refer question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c) The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d) The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 15% on development and other programs, and otherwise in accordance with good mining practices.

(e) The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f) The operator's charges for overheads will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding 50,000; 12% of construction costs; and 3% of operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the project, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of providing these services.

(g) The operator will have a lien on the non-operator's interest to secure the non-operator's cost share of expenditures, and the right to advance the cost share of a party in default.

5. Programs

(a) Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(b) Unless a bankable feasibility was delivered prior to the formation of the joint venture, the operator may propose a program for a bankable feasibility study at any time.

(c) A development program will be prepared by operator based on an approved bankable feasibility study.

(d) Management committee approval of a development program will constitute a production decision.

(e) Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(f) After commencement of commercial production, operator will submit annual operating programs for management committee approval.

6. Dilution

(a) Participants will have an election as to whether to participate in any approved exploration program or approved development program

(b)   Electing to participate in an approved program will make a participant liable for its cost share of all expenditures for that program.

(c)   Electing not to participate in an approved program will result in straight-line dilution of interest, i.e. the non-contributing party's interest will be, subject to sub-paragraph (d) below,:

$$\frac{\text{amount contributed and deemed to have been contributed to date by non-contributing party}}{\text{amount contributed to date by all parties}}$$

and the contributing party's interest will be correspondingly increased.

(d)   A participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the non-contributing party's interest will be:

$$\frac{\text{amount contributed prior to default to date by non-contributing party}}{\text{amount contributed prior to default by all parties + 2x defaulted amount}}$$

and the contributing party's interest will be correspondingly increased.

(e)   Dilution to 10% will effect a deemed surrender of rights to appoint persons to the management committee or vote on any decisions of the joint venture, but participants shall continue to have the right to contribute to, and benefit, from programs based on their interest or suffer further dilution in accordance with the Joint Venture Agreement (with forfeiture once diluted to 1%).

(f)   There will be no election as to participation in an approved operating program.

7.   Disposition of Production

(a)   Each participant will have the right and obligation to take production in kind, but is free to make separate arrangements with operator to market its share.

(b)   The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds

8.   Transfers of Interests

(a)   Transfer provisions on the same terms as article 6 of the Option Agreement.

(b)   No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement and the operator's lien

9.   Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

10. Dispute Resolution

    Arbitration administered by the British Columbia International Commercial Arbitration Centre.

11. Other

    (a) Area of interest on the same terms as article 10 of the Option Agreement

    (b) Force majeure

    (c) Confidentiality

    (d) British Columbia law.

Exhibit 4b3



February 12, 2004

Strongbow Resources Inc.
1300 - 609 Granville Street
Vancouver BC, Canada
V6C 1T2

Attention: Mr. William Wolfe

Dear Sirs:

RE: PURCHASE OF ULSTER MINERALS LIMITED ("Ulster")

We have jointly entered into option agreements respecting the Curraghinalt and Tyrone properties dated February 3, 2003 respectively (the "**Option Agreements**").   We understand that the "**Mineral Rights"** on the **"Properties"** (both as defined in the Option Agreements, which definition shall apply here) are held by your wholly owned subsidiary, Ulster. As we have discussed, it is our desire to move aggressively towards production from the Properties, and to that end we wish to acquire a 100% interest in the properties through the acquisition of 100% of Ulster.

We are writing this letter ("**Agreement**") to confirm the terms for the purchase and sale of all of the issued and outstanding shares of Ulster (the "**Ulster Sale**") by its sole shareholder, Strongbow Resources Ltd ("**Strongbow**"), to Tournigan Gold Corporation ("**Tournigan**") subject to obtaining all necessary shareholder and regulatory approvals (including all necessary acceptances of The TSX Venture Exchange ("**TSX**")), upon the terms and conditions set out below.

Purchase and Sale Agreement

1.   Strongbow hereby agrees to sell all of its right title and interest in the issued shares of Ulster ("**Ulster Shares**") to Tournigan at the Closing (defined below) on the terms set out herein. .

Purchase Price

2.   The Purchase Price for the Ulster Shares shall be:

(a)   10,000,000 common shares of Tournigan, issued at a deemed price of $0.♦ per share (the "Purchase Shares"); and

(b)   Tournigan's covenant to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount (the "SR Share of Tax Credit") equal to $0.20 for every $1.00 by which Ulster's taxes payable are reduced as a consequence of the deduction of such expenditures within 30 days of the date that Ulster claims such expenditures as a deduction. For this purpose the amount by which Ulster's taxes payable are reduced as a consequence of the deduction of exploration expenditures shall be calculated as though the deductions are against income that would otherwise be taxed at the highest marginal tax rate that would have been applicable to Ulster in respect of the value of its operating income in the relevant year less interest charges relating to mining operations on the Properties in such year but before any other deductions (i.e. after deducting interest, the existing exploration expenditures will be considered to be the first deductions in any year against income of Ulster).

The Purchase Shares shall be issued as follows:

(c)   5,000,000 Purchase Shares shall be issued forthwith upon the issuance by the TSX of a bulletin accepting this agreement for filing; and

(d)   the remaining 5,000,000 Purchase Shares (the "**5m Balance**") will be issued upon the decision by Ulster or Tournigan (whichever occurs first and whether it is a formal board decision or a de facto management decision) to commence construction of commercial scale mining facilities on the Properties;

Additional Terms

3.   (a)   Strongbow shall be entitled to name one representative for appointment to the Board of directors of Tournigan to be appointed at the closing of this transaction. Strongbow shall continue to have a right but not the obligation, to a representative on Tournigan's board for so long as Strongbow retains not less than 50% of the Tournigan shares it has been issued. The right is exercisable by submitting one nominee each year for inclusion in the annual materials as a management nominee for the board of directors of Tournigan.

(b)   Upon Closing the Option Agreements will be terminated, and replaced in whole by this agreement..

(c)   The number of Tournigan shares or other securities to be issued in respect of Tournigan's obligation to issue the 5m Balance shall be adjusted in accordance with industry standard comprehensive anti-dilution provisions in the event of alterations in the share capital of Tournigan or other significant transactions including share splits or consolidations, capital reorganizations or reclassifications, discounted (greater than the maximum discount in respect of private placements permitted at the time under TSX Venture Exchange Policies) rights offerings, amalgamations, mergers, arrangements and stock dividends and other such events.

Tournigan Gold Corporation   -3-   January 27, 2003

(d)   Strongbow has agreed to accept the payment of the 5m Balance and the SR Share of Tax Credit at a future date on the assumption that Tournigan will hold 100% of the outstanding shares of Ulster and a 100% interest in the Properties at the time those payments are due. Accordingly, Tournigan agrees that it will not sell, assign or transfer, directly or indirectly, any shares of Ulster, allow Ulster to sell, assign or transfer any interest in the Properties or allow Ulster to issue shares to anyone other than Tournigan until all such payments have been made unless, at the time of such transaction, Strongbow receives such consideration and other contractual entitlements satisfactory to it in respect of such rights.

Closing

4.   The completion of the Sale of Ulster Shares (the "**Closing**") will be at the offices of Armstrong Simpson 2080 – 777 Hornby Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on the 2nd business day after receipt of all necessary regulatory approvals (the "**Closing Date**"), or such other place or date as may be mutually agreed by the parties.

Closing Conditions for Strongbow

5.   The obligation of Strongbow to complete the Ulster Sale hereunder is subject to the following conditions precedent:

(a) Tournigan having obtained all required regulatory approvals for the issuance of the Purchase Shares on or before April 15, 2004;

(b) Except as previously disclosed to and consented to by Strongbow, the absence of any material transaction out of the ordinary course of business of Tournigan, of any material adverse change in Tournigan's business, business conditions, prospects, financial condition, assets or liabilities (contingent or otherwise) and of any material litigation, commenced, contemplated or threatened, against Tournigan or any of its assets

Closing Conditions for Tournigan

6.   The obligation of Tournigan to complete the Ulster Sale hereunder is subject to the following conditions precedent:

(a) Tournigan having obtained all required regulatory approvals for the issuance of the Purchase Shares;

(b) Strongbow having received all required regulatory approvals for the sale of Ulster;

(c) Tournigan having received from Strongbow & Ulster such currently existing financial statements, audited or otherwise, and other currently existing documents pertaining to Ulster and the Mineral Rights as may be required by Tournigan;

(d) Tournigan having obtained at its own expense a legal opinion confirming the existence and good standing of the Mineral Rights and the legal title of Ulster thereto; and

(e) Except as previously disclosed and consented to by the other parties, the absence of any material transaction out of the ordinary course of business of Ulster or any material adverse change in Ulster's business, business conditions, prospects, financial condition, assets or liabilities (contingent or otherwise) and of any material litigation, commenced, contemplated or threatened, against Ulster or any of its assets.

Other Closing Conditions

7. The Closing will also be subject to, among other things, satisfaction of certain conditions at or prior to the Closing Date, including:

(a) The parties having completed the negotiation, execution and delivery of all other documents necessary to give effect hereto;

(b) Tournigan and Strongbow being satisfied with the results of their respective due diligence reviews in connection with the transaction;

(c) The representations and warranties of the other party in this agreement being true and correct in all material respects at the Closing Date;

(d) The other party having performed all covenants and conditions set out in this Agreement on or before the Closing Date;

(e) The Purchase Shares issuable at Closing being validly allotted and issued as fully paid and non-assessable common shares;

(f) The 5m Balance being validly allotted and reserved for issue to Strongbow, subject to satisfaction of the conditions to such release; and

(g) All necessary consents being obtained from all lenders, lessors and other third parties, and regulatory authorities necessary to complete the purchase and sale of Ulster.

Resale Restrictions

8. Tournigan and Strongbow acknowledge that the Purchase Shares to be issued will be subject to a hold period under applicable policies of the TSX and applicable Canadian securities laws. Furthermore, Strongbow agrees that the Purchase Shares will be deposited under a Pooling Agreement providing for the release of 1,000,000 of such shares on the Closing Date and 1,000,000 every six months thereafter. Nothing in the foregoing shall be interpreted to require Strongbow to accept any escrow or other restriction on the delivery and the free trading quality of the Purchase Shares that involves a slower release of any of the shares or imposes any condition to the release of such shares other than the passage of time. If Strongbow decides it wants to sell, over any stock exchange or quotation system on which Tournigan's shares are listed or quoted, any Tournigan shares received by it under the terms of this Agreement Strongbow also agrees to give Tournigan notice of such proposed sale and an opportunity to find a buyer willing to acquire such shares. If:

(a) Tournigan has not notified Strongbow, within 15 days of Strongbows' notice to Tournigan, of a buyer who is prepared to sign an agreement and pay market prices for such shares;

(b) such buyer has not paid Strongbow in full for such shares within 30 days of Strongbow's notice to Tournigan; or

Tournigan Gold Corporation   -5-   January 27, 2003

(c)   Strongbow is not satisfied, acting reasonably, that it can complete such transactions in compliance with all applicable securities laws,
then Strongbow shall be free to sell that number of Tournigan shares set out in its notice in the manner it sees fit.

Representations and Warranties of Strongbow and Ulster

9.   Ulster and Strongbow hereby represent and warrant as follows:

(a)   Strongbow is the sole registered and beneficial shareholder of Ulster and has full power and authority to enter into this Agreement;

(b)   Ulster is a company duly incorporated, organized, validly existing and in good standing under the laws of Northern Ireland;

(c)   Ulster owns the Mineral Rights to the Properties, subject to the Option Agreements and, as of the date of the Option Agreements, such Mineral Rights were in good standing;

(d) Ulster has full power and capacity to enter into this Agreement;

(e) on Closing there will be no options, warrants or other convertible securities issued or outstanding which entitle the holder to purchase shares or any other securities of Ulster;

(f) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will conflict with, result in a breach of or accelerate the performance required by any agreement to which Strongbow or Ulster is a party;

(g) the execution and delivery of this Agreement and the transactions contemplated in this Agreement will not violate or result in the breach of the laws of any jurisdiction applicable to, or the constating documents of, Strongbow or Ulster; and

(h) Ulster is not a party to nor bound by any outstanding material agreement, contract or commitment relating to any of its assets which has not otherwise been disclosed to Tournigan and Ulster is in good standing with respect to its obligations to each of the material agreements to which it is a party.

Representations and Warranties of Tournigan

10.   Tournigan hereby represent and warrant as follows:

(a) Tournigan is a company duly incorporated, organized, validly existing and in good standing under the laws of the Yukon;

(b) Tournigan has full power and capacity to enter into this Agreement;

(c) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, result in a breach of or accelerate the performance required by any agreement to which Tournigan is a party;

(d) the execution and delivery of this Agreement and the transactions contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable to, or the constating documents of, Tournigan;

(e) Tournigan is a reporting issuer pursuant to the *Securities Act* (British Columbia) in good standing and in compliance with its obligations under such legislation and the rules and regulations thereunder;

(f) the Tournigan Common Shares are posted and listed for trading on the TSX and Tournigan is in compliance with all rules, regulations and policies of the TSX.

Due Diligence

11.   Upon execution of this Agreement, it is agreed that the parties (through their representatives) will be permitted to complete the due diligence investigations of each other in connection with the transaction contemplated hereunder as follows:

(a) Tournigan with respect to Ulster and the Properties and any agreements of Strongbow with respect to Ulster or the Properties (if any); and

(b) Strongbow with respect to Tournigan.

Each of the parties will afford to the others and to their accountants, counsel and other representatives, full access during normal business hours to the management, properties, books, records, contracts, commitments and other documentation of such party and its subsidiaries as contemplated above and shall allow such parties and their accountants, counsel and representatives to perform a diligent and complete examination of its and their financial condition, business, affairs, property and assets.

Public Disclosure

12.   Any information concerning any of Tournigan, Strongbow and their respective affiliates disclosed to the other parties or their representatives, which has not been publicly disclosed, shall be kept strictly confidential by them and shall not be disclosed or used by the recipients thereof whether or not the Closing occurs until publicly disclosed by the party to which such information relates. Except as may be required under applicable law, no press releases or material change reports relating to the transaction contemplated hereby shall be issued by either party or their affiliates, nor shall the terms of this Agreement be disclosed to third parties, other than the representatives of the parties, without the prior consent of the other parties. All necessary press releases and material change reports in required form shall be submitted for approval by the party preparing such press release or material change report to the other party prior to the filing thereof in accordance with applicable laws.

Expenses

13.   Each of Tournigan and Strongbow will pay all of its own reasonable costs, fees and expenses incurred in connection with the transactions contemplated hereby unless the transactions are not completed due to the breach of any material representations, warranties or covenants of one party, in which case, that party will pay up to $15,000 of the other party's reasonable costs, fees and expenses.

Standstill

14.   During the period between the execution of this Agreement and the Closing:

    (a) except with the prior consent of Tournigan, neither Ulster, nor Strongbow shall, directly, or indirectly through a subsidiary, affiliate, partner, officer, agent or otherwise, solicit or initiate, or encourage submission of, or participate in negotiations with respect to, proposals or offers from any person or group, relating to any sale of all, or any portion, of the business or assets of Ulster or the Ulster Common Shares and Ulster shall terminate any and all discussions with any other persons or groups relating to any sale of all, or any portion, of the business or assets of Ulster or the Ulster Common Shares; and

    (b) except with the prior consent of Tournigan, Ulster shall not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby.

Further Assurances

15.   Strongbow, Ulster and Tournigan agree to perform or cause to be performed all such acts and deeds as may be required to give full force and effect to the terms and provisions set out herein and to cooperate with each other and each other's counsel and other professional advisors in the preparation, execution and delivery of any and all documents or instruments necessary to give full force and effect to the terms and provisions set out herein and any other documents required to give effect hereto.

Governing Law

16.   This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Execution in Counterpart

17.   This Agreement may be executed in counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

Time of the Essence

18.   Time is of the essence of this Agreement.

Tournigan Gold Corporation   -8-   January 27, 2003

If the above correctly sets forth our entire agreement on these matters, kindly so indicate by execution the enclosed copy of this Agreement in the space provided below and returning it to Tournigan. The undersigned shareholders of Ulster listed below are executing this Agreement to confirm their agreement of acceptance of these terms.

Yours truly,

TOURNIGAN GOLD CORP.
Per:
"Damien Reynolds"
Damien Reynolds
President

AGREED AND ACCEPTED this __12_ day of January , 2004.

STRONGBOW RESOURCES INC.
By:

"William J. Wolfe"

Authorized Signatory

ULSTER MINERALS LIMITED
By:

"William J. Wolfe"

Authorized Signatory

POOLING AGREEMENT

THIS AGREEMENT dated as of the 12 th of February, 2004

AMONG:

TOURNIGAN GOLD CORPORATION of 301-700 West Pender
Street, Vancouver, B.C. V6C 1G8

(the "Company")

OF THE FIRST PART

AND:

STRONGBOW EXPLORATION INC., of 1300-409 Granville Street,
Vancouver, B.C.

(the "Pooled Shareholder")

OF THE SECOND PART

WITNESSES THAT WHEREAS in contemplation of an acquisition by the Company
from the Pooled Shareholder pursuant to an agreement dated February 12, 2004 (the "Share Purchase
Agreement"), the Company has issued 5,000,000 of its common shares (the "Securities"), and the Pooled
Shareholder has agreed to place in pool all of the Securities to be held in accordance with this Pooling
Agreement;

AND WHEREAS the Company has issued the Securities under five share certificates for
1,000,000 common shares each (the "Share Certificates") each containing a legend as specified in this
Pooling Agreement;

NOW THEREFORE in consideration of the premises and in further consideration of the
mutual covenants and conditions hereinafter contained, the parties hereto agree as follows:

1.   In this Agreement:

(a)   "Additional Securities" means securities (including a right to acquire securities) that the
Pooled Shareholder acquires after the date upon which this Agreement is executed that
are:

    (i)   securities of the Company acquired:

        (A)   as a dividend or other distribution on the Securities;

        (B)   upon the exercise of a right of purchase, conversion or exchange
attaching to the Securities; or

        (C)   upon a subdivision or compulsory conversion or exchange of Securities;
or

    (ii)   New Securities of a Successor Issuer acquired by the Pooled Shareholder which
are subject to this Agreement.

(b)   "Combination" means a bona fide formal take-over bid, plan of arrangement,
amalgamation, merger or similar transaction;

(c)   "Company" means Tournigan Gold Corporation, a company governed by the laws of British Columbia and listed on the Exchange;

(d)   "Curraghinalt Project" means the gold project located in Northern Island that is held by Ulster and more particularly defined as the "Properties" in the Option Agreement dated February 3, 2003 between the Pooled Shareholder, Ulster and the Company, identified as relating to Curraghinalt;

(e)   "Exchange" means the TSX Venture Exchange;

(f)   "Exchange Notice" means, as applicable, the notice issued by the Exchange announcing acceptance of the Share Purchase Agreement which resulted in the Company's obligation to issue the Securities;

(e)   "Exchange Requirements" has the meaning set out in Policy 1.1 – Interpretation of the Exchange;

(f)   "New Securities" means Options (as defined in Policy 5.4) and equity securities of an issuer that carry a residual right to participate in the earnings of the issuer and, upon the liquidation or winding up of the issuer, in its assets, where such securities are issued to the Pooled Shareholder in connection with a Combination;

(g)   "Pooled Shareholder" means Strongbow Exploration Inc., a company governed by the laws of Canada and listed on the Exchange;

(h)   "Securities" has the meaning given to that term in Recital A hereto;

(i)   "Share Certificates" means the five share certificates issued by the Company pursuant to the Share Purchase Agreement to the Pooled Shareholder for 1,000,000 common shares each;

(j)   "Share Purchase Agreement" means the agreement dated February 12, 2004 between the Company and Strongbow Resources Inc. (a predecessor company of the Pooled Shareholder) and Ulster for the purchase and sale of all of the issued and outstanding shares of Ulster and thereby the Curraghinalt Project;

(k)   "Successor Issuer", with respect to the Company, means an issuer that issues securities to the Pooled Shareholder in connection with a Combination involving the Company;

(l)   "Ulster" means Ulster Minerals Ltd., a company governed by the laws of Northern Ireland;

2.   The Pooled Shareholder hereby agrees with the Company to pool all such Securities or Additional Securities which the Pooled Shareholder has been issued or will later be issued and receive from time to time from the Company pursuant to the Share Purchase Agreement.

3.   The purpose of the pool is to help preserve an orderly market for the Common Shares.

4.   The Pooled Shareholder agrees to pool the Securities and release the Securities pursuant to the terms of this Agreement.

5.   The Pooled Shareholder agrees that the Share Certificates representing the Securities shall contain legends as follows:

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [4 months + 1 day after the date hereof]."

Unless permitted under securities legislation, the holder of the securities shall not trade the securities before [4 months + 1 day after the date hereof].

The securities represented by this Certificate are subject to the terms of a Pooling Agreement between the issuer and Strongbow Exploration Inc. and may not be sold, transferred or assigned before [Date of Release under this Agreement].

6.   Subject to the provisions of Section 7 below, the Pooled Shareholder shall not, during the term of this Agreement, sell, deal in, assign or transfer in any manner whatsoever or agree to sell, any of the Securities at any given time, except:

(a)   as may occur pursuant to bankruptcy proceedings of the Pooled Shareholder; or

(b)   if a bona fide takeover bid is made for all the shares of the Company, and is accepted by the holders (including the Pooled Shareholder) of the minimum number of shares of the Company specified in such takeover bid; or

(c)   if the Pooled Shareholder has provided notice to the Company of a proposed sale of the Securities or a portion thereof and the Company has not:

(i)   notified the Pooled Shareholder within 15 days of the notice of proposed sale, of a buyer arranged by the Company who is prepared to enter into an agreement with the Pooled Shareholder to purchase the Securities or such portion offered thereof and pay market price for the Securities;

(ii)   such buyer arranged pursuant to Section 6(c)(i) above has not provided payment to the Pooled Shareholder for such the Securities, or such portion thereof to be sold, within 30 days of the Pooled Shareholder's notice of proposed sale; or

(iii)   the Pooled Shareholder is not satisfied that a transaction as arranged by the Company pursuant to Section 6(c)(i) above can be completed in compliance with applicable securities laws.

7.   The Securities will be released under this Agreement to the Pooled Shareholder in equal semi-annual 1,000,000 share instalments as set out in Schedule "A" to this Agreement over a two year period commencing on the date of the Exchange Notice.

8.   This Agreement shall enure to the benefit of and be binding upon the parties hereto, their and each of their heirs, executors, administrators, successors and permitted assigns.

9.   This Agreement may be executed in several parts in the same form and such parts as so executed shall together constitute one original agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

10.   This Agreement may be executed by the parties and transmitted by telecopy and if so executed and transmitted this Agreement shall for all purposes be as effective as if the parties had delivered an executed original Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as and from the day and year first above written.

THE COMMON SEAL of **TOURNIGAN GOLD CORPORATION** was hereunto affixed in the presence of:	))))	
"Garry Stock"	))	C/S
Authorized Signatory	))	
"Nancy La Couvée"	)))	
Authorized Signatory		
THE COMMON SEAL of **STRONGBOW EXPLORATION INC.** was hereunto affixed in the presence of:	))))	
"Grenville Thomas"	))	C/S
Authorized Signatory	))	
"William Wolfe"	))	
Authorized Signatory	)	

SCHEDULE A

RELEASE OF SECURITIES

Release #	Legend/ Release Dates	Percentage of Total Securities to be Released	Total Number of Securities to be Released
1	On receipt of Exchange Notice	20% of Pooled Securities	1,000,000
2	Six months following Exchange Notice	20% of Pooled Securities	1,000,000
3	12 months following Exchange Notice	20% of Pooled Securities	1,000,000
4	18 months following Exchange Notice	20% of Pooled Securities	1,000,000
5	24 months following Exchange Notice	20% of Pooled Securities	1,000,000
	TOTAL	100%	5,000,000

Exhibit 4b5i


ROYALTY AGREEMENT


THIS AGREEMENT made the _13th_ day of _December__, 2004;

AMONG:

>**MINCO PLC**, a company duly incorporated under the laws of the Republic of Ireland and having its registered office at 162 Clontarf Road, Dublin 3, Ireland. Registered No. 38384.

>(hereinafter called "**Minco**")


OF THE FIRST PART


AND:

>**ULSTER MINERALS LIMITED**, a company duly incorporated under the laws of Northern Ireland and having its registered office at 43 Market Street, Omagh, County Tyrone, Northern Ireland. Registered No. NI008465
>(hereinafter referred to as "Ulster")


OF THE SECOND PART


WHEREAS:

A.   Summit Exploration Limited ("**Summit**") and Nickelodeon Minerals Inc ("**Nickelodeon**") entered into an agreement for the sale and purchase of the entire issued share capital of Ulster (the "**First Ulster Agreement**") dated as of September 15, 1999;

B.   Under the First Ulster Agreement, Nickelodeon agreed to grant Summit or its nominee a 2% net smelter returns royalty (the "**Royalty**") on production from the Curraghinalt Deposit (as defined below) owned by Ulster;

C.   Nickelodeon changed its name to Strongbow Resources Inc on 11th July 2000. It has subsequently changed its name to Strongbow Exploration Inc ("**Strongbow**"). For the avoidance of doubt, references to "Strongbow" hereafter shall be taken to include references to Nickelodeon or Strongbow Resources Inc where appropriate in the context;

D.   Summit has assigned its right to be granted the Royalty under the First Ulster Agreement to Minco;

E.   Strongbow, Ulster and Tournigan Gold Corporation ("**Tournigan**") entered into an agreement dated February 12, 2004, (the "**Second Ulster Agreement**") under which Strongbow is to sell and Tournigan is to purchase all of the issued shares of Ulster as at the date of such agreement; and

F.   Strongbow is not prepared to sell Ulster unless it is relieved of its obligations to grant and pay the Royalty and Strongbow, Ulster, Minco and Tournigan have agreed to enter into this agreement (the "**Royalty Agreement**") and a royalty novation, assignment, assumption, guarantee and release agreement (the "**Royalty Novation Agreement**") to reflect their agreement that, subject to the acquisition of the issued shares of Ulster by Tournigan under the Second Ulster Agreement, Ulster shall be bound by the terms of these agreements the Royalty will be guaranteed by Tournigan as set out in these agreements and Strongbow will be released from its obligations under the First Ulster Agreement in respect of the Royalty in the terms set out in these agreements.

CBS\358501\IRISH PROPERTIES\0357

NOW THEREFORE THIS ROYALTY AGREEMENT WITNESSES that in consideration of the following covenants, the completion of the sale of Ulster to Tournigan, the entry into the Royalty Novation Agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each party) the parties covenant and agree as follows:

1. GRANT OF ROYALTY

1.1 Ulster (hereinafter called the "**Payor**") hereby grants the Royalty to Minco (hereinafter called the "**Payee**"), such Royalty being equal to 2% of net smelter revenues (the "**Net Smelter Revenue**"), and agrees to pay to the Payee the Royalty in accordance with this Royalty Agreement.

2. DEFINITIONS AND INTERPRETATION

2.1 The following terms when capitalized shall have the following meanings:

"**Commercial Production**" means the commercial exploitation of Products from the Curraghinalt Deposit, but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced:

(a) if a plant is located on the Curraghinalt Deposit, on the first day following the first period of 45 consecutive days during which Products have been produced from the Curraghinalt Deposit at an average rate not less than 80% of the initial design rated capacity of all mines, plants and facilities located on the Curraghinalt Deposit, or

(b) if no plant is located on the Curraghinalt Deposit, on the first day of the month following the first period of 45 consecutive days during which Products have been shipped from the Curraghinalt Deposit on a reasonably regular basis for the purpose of earning revenue;

"**Curraghinalt Deposit**" means the deposit more particularly described on the map annexed hereto as Annex I;

"**Gross Revenue**" means the aggregate of the following amounts received in each quarterly period following the commencement of Commercial Production:

(a) the revenue received by the Payor from arm's length purchasers of all Product,

(b) the fair market value of all Product sold by the Payor in such period to persons not dealing at arm's length with the Payor, and

(c) any proceeds of insurance on the Product; and

"**Permissible Deductions**" means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are paid in each quarterly period:

(a) sales charges levied by any sales agent on the sale of Product,

(b) transportation costs for Product from the Curraghinalt Deposit to the place of beneficiation, processing or treatment and thence to the place of delivery of Product to a purchaser thereof, including shipping, freight, handling and forwarding expenses,

(c) all costs, expenses and charges of any nature whatsoever are either paid or incurred by the Payor in connection with refinement or beneficiation of Product after leaving the Curraghinalt Deposit, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges, and any penalties charged by the processor, refinery or smelter, and

(d)   all insurance costs on Product, and any government royalties, production taxes, severance taxes and sales and other taxes levied on Ore, Product or on the production or value thereof (other than any taxes levied on the income or profit of the Payor),

provided that where a cost or expense otherwise constituting a Permissible Deduction is incurred by the Payor in a transaction with a party with whom it is not dealing at arm's length, such cost or expense may be deducted, but only as to the lesser of the actual cost incurred by the Payor or the fair market value thereof, calculated at the time of such transaction and under all the circumstances thereof.

"**Products**" means minerals derived from operating the Curraghinalt Deposit as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market, of arm's length sales or purchases between unrelated parties; and

"**Property**" means the exploration licenses, the prospecting licences, mining leases, mineral concessions and other forms of tenure or other rights to minerals, or to work upon lands for the purpose of searching for, developing or extracting minerals under any forms of mineral title recognized under the laws of Northern Ireland or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein in respect of the Curraghinalt Deposit as held by Ulster and more particularly described in Schedule "A" hereto, including Folio TY4634 and Folio TY6105L.

2.2   The headings of all the sections in this Royalty Agreement are inserted for convenience of reference only and shall not affect the construction thereof.

3.   CALCULATION AND PAYMENT OF ROYALTY

3.1   The Net Smelter Revenue will be calculated on a calendar quarterly basis and, subject to paragraph 6.1 of this Royalty Agreement, will be equal to Gross Revenue less Permissible Deductions for such quarter.

3.2   The payment on account of the Royalty for each calendar quarter will be calculated and paid within sixty (60) days after the end of each calendar quarter. Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment's derivation (the "**Statement**") must be submitted with the payment.

4.   PROVISIONAL PAYMENT

4.1   In the event that final amounts required for the calculation of the payment on account of the Royalty are not available within the time period referred to in paragraph 3.2 of this Royalty Agreement, then provisional amounts will be estimated and such payment will be paid on the basis of this provisional calculation. Positive or negative adjustments will be made to the payment on account of the Royalty Interest for the succeeding quarter.

5.   RIGHT TO CHALLENGE CALCULATION

5.1   All payments on account of the Royalty will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (the "**Objection Notice**") describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Payee of the Statement. If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of sixty (60) days after the

Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at reasonable times, to have the Payor's accounts and records relating to the calculation of the payment in question audited by the auditors of the Payee. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next quarterly payment due hereunder. The Payee will pay all the costs and expenses of such audit unless a deficiency of five (5%) percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of five (5%) percent or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the Royalty due hereunder will be kept in accordance with U.K. generally accepted accounting principles. Failure on the part of the Payee to make a claim against the Payor for adjustment in such sixty (60) day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and payment on account of the Royalty for such quarter.

6. **HEDGING TRANSACTIONS**

6.1 All profits and losses resulting from the Payor engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and other hedging transactions with respect to Product (collectively, **"Hedging Transactions"**) are specifically excluded from calculations of the payments on account of the Royalty Interest pursuant to this Agreement (it being the intent of the parties that the Payor will have the unrestricted right to market and sell Product to third parties in any manner it chooses and that the Payee will not have any right to participate in such marketing activities or to share in any profits or losses therefrom). All Hedging Transactions by the Payor and all profits or losses associated therewith, if any, will be solely for the Payor's account. The amount of Net Smelter Revenue derived from all Product subject to Hedging Transactions by the Payor will be determined pursuant to the provisions of this paragraph 6.1 and not paragraph 3.1. As to precious metals subject to Hedging Transactions by the Payor, Net Smelter Revenue will be determined without reference to Hedging Transactions and will be determined by using:

(a) for gold, the quarterly average price of gold, which will be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the calendar quarter in question by the number of days for which such prices were quoted,

(b) for silver or platinum group metals (**"pgm"**) the quarterly average price of silver or pgm, which will be calculated by dividing the sum of all New York Commodity Exchange (**"COMEX"**) prices for silver or pgm quoted by and at the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted, and

(c) for any other Product subject to Hedging Transactions, the quarterly average price of such Product, which will be calculated:

(i) if such Product is quoted on COMEX, by dividing the sum of all COMEX prices for such Product quoted by and the closing of COMEX reported for the calendar quarter in question by the number of days for which such prices were quoted, or

(ii) if such Product is not quoted on COMEX, by reference to such other market or publication which quotes prices for such Product and is generally recognised in the minerals trading industry as being representative of the prevailing market price for such Product during a particular period, the sum of all such quotes reported for the calendar quarter in question being divided in each case by the number of such periods for which such price is quoted in the calendar quarter, in question, less, in each case, an amount reasonably equivalent to the deductions permitted by paragraph 3(b). Any Product subject to Hedging Transactions will be deemed to be sold, and revenues received therefrom, only on the date of the final settlement of the amount of refined Product allocated to the account of the Payor by a third party refinery in respect of such transactions. Furthermore, the Payor will have no obligation to fulfil any future contracts, forward sales, gold loans or other Hedging Transactions which the Payor may hold with Product.

7. NO OBLIGATION TO COMMENCE PRODUCTION

7.1 Notwithstanding the foregoing, the Payor is under no obligation whatsoever to place the Curraghinalt Deposit into Commercial Production and if the Curraghinalt Deposit is placed into Commercial Production, the Payor will have the right, in its absolute discretion, at any time to curtail, suspend or terminate such Commercial Production as it deems advisable.

8. MULTIPLE PAYEES

8.1 If the Royalty becomes payable to two or more parties, those parties will appoint, and will deliver to the Payor a document executed by all of those parties appointing, a single agent or trustee of all such parties to whom the Payor will make all payments on account of the Royalty. The Payor will have no responsibility as to the division of the Royalty payments among such parties, and if the Payor makes a payment or payments on account of the Royalty in accordance with the provisions of this paragraph 8.1, it will be conclusively deemed that such payment or payments, have been received by all parties entitled thereto. All charges of the agent or trustee will be borne solely by the parties receiving payments on account of the Royalty.

9. REGISTRATION OF ROYALTIES AS CHARGE

9.1 Payor shall permit Payee and co-operate reasonably with the Payee in the registration of this Royalty Agreement or a caveat providing notice of this Royalty Agreement against title to the Property.

10. GENERAL

10.1 This Royalty Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

10.2 This Royalty Agreement shall be governed by and construed in accordance with the laws of Northern Ireland. The courts of Northern Ireland shall have exclusive jurisdiction to entertain and determine all disputes and claims arising out of or in any way in connection with the construction, threatened or anticipated breach of this Royalty Agreement, and shall have jurisdiction to hear and determine all questions as to the validity, existence, or unenforceability thereof.

10.3 This Royalty Agreement evidences the entire agreement among the parties hereto and cannot be changed, modified or supplemented except by a supplementary agreement executed by all parties hereto.

10.4 In the event of a sale or disposition of the Property by Ulster to a third party, Ulster may request the approval of Minco for the assumption of this agreement by that third party and a release of Ulster from its obligations under this Royalty Agreement, such approval and release not to be unreasonably withheld.

10.5 Except as otherwise stated herein, all written notices or other written communications hereunder to any party hereto shall be deemed to be duly given or made when delivered (in the case of personal delivery) and when faxed (in the case of fax) to such party addressed to it as its address set forth below:

If to Payors:

Ulster Minerals Limited
43 Market Street
Omagh, County Tyrone
Northern Ireland
<u>Attention: President</u>[1]

Fax No.: 1-604-683-8340

If to Payee.

Minco Plc
162 Clontarf Road
Dublin 3, Ireland
<u>Attention: Secretary</u>
Fax No.: 353-1-833-3505

or at such other address as such party may hereafter specify for such purpose to the other parties by notice in writing. A written notice includes a notice by fax. A notice or other communication received on a non-business day or after business hours in the place of receipt shall be deemed to have been received on the next following business day in such place. A copy of any written notice or written communication hereunder to any party hereto shall be given to every other party hereto.

10.6   Nothing herein contained shall be construed to constitute the parties hereto as partners or as joint ventures or as agents one for the other and no party shall have the power to obligate or bind any other in any manner whatsoever.

10.7   No error in accounting or in interpretation of the Royalty Agreement shall be the basis for a claim of breach of fiduciary duty, or the like, or give rise to a claim for exemplary or punitive damages or for termination or rescission of the Royalty Agreement or the estate and rights acquired and held by Ulster under the terms of the Royalty Agreement.

IN WITNESS WHEREOF this Royalty Agreement has been executed by the parties hereto as a deed as of the day and year first above written.

EXCUTED AS A DEED by **ULSTER**
MINERALS LIMITED acting by
[*"Garry Stock"*   ] a director and
[*"James Walchuck"*   ] a director/

EXCUTED AS A DEED by **MINCO PLC** acting by
[*"Terrence McKillen"*   ] a director and

[*"John Kearney"*   ] a director/

SCHEDULE "A"

PROPERTY DESCRIPTION

Part I: Mineral Properties

- Crown License 64 96 18 granted May 31, 1996 by the Crown Estate Commissioners (Northern Ireland) to Ulster Minerals Ltd. as Licensee.

- Crown License 64 96 19 granted May 31, 1996 by the Crown Estate Commissioners (Northern Ireland) to Ulster Minerals Ltd. as Licensee.

- Prospecting License UM1/02 granted December 31, 2003 by the Department of Enterprises, Trade and Investment (Northern Ireland) to Ulster Minerals Ltd. as Licensee.

- Prospecting License and UM2/02 granted December 31, 2003 by the Department of Enterprises, Trade and Investment (Northern Ireland) to Ulster Minerals Ltd. as Licensee.

Part II: Lands

- Leasehold Interest Folio #TY6105L held by Ulster Minerals Ltd.

- Freehold Interest in Folio #TY4634 held by Ulster Minerals Ltd.

Exhibit 4b5ii

[STRONGBOW EXPLORATION INC. – LETTERHEAD]

August 20, 2004

<u>VIA FACSIMILE</u>

Tournigan Gold Corporation
Suite 480, 650 West Georgia Street
Vancouver British Columbia
V6B 4N9

Attention: Mr. Damien Reynolds, President

Dear Sirs:

Re: Sale of Ulster Minerals Limited ("Ulster")

As we have advised:

    (a) there is an outstanding debt of Ulster owed to Strongbow Exploration Inc. ("**Strongbow**") in the amount of approximately £4,650,000; and

    (b) the 2% net smelter returns royalty payable in respect of the Curraghinalt property was agreed to be granted and paid by Strongbow (not Ulster).

The existence of the royalty was disclosed to Tournigan Gold Corporation ("TGC") in our original Option Agreement in respect of the Curraghinalt property. The terms of the sale of the issued shares of Ulster to TGC under the letter agreement (the "Agreement") dated February 12, 2004 among Strongbow, Ulster and TGC does not contemplate any assignment of this debt.

Strongbow hereby confirms its agreement with TGC to amend the terms of the sale of the issued shares of Ulster to TGC under the letter agreement (the "Agreement") dated February 12, 2004 among Strongbow, Ulster and TGC. As agreed, Strongbow is prepared to assign the outstanding debt of Ulster to TGC on closing of the purchase and sale of the issued shares of Ulster, subject to Ulster agreeing to grant and pay the royalty and the royalty holder, Minco plc. ("Minco"), agreeing to release Strongbow in respect of its obligations to grant and pay the royalty.

By TGC countersigning this letter below, Strongbow, Ulster and TGC agree that, subject to Minco agreeing to release Strongbow in respect of its obligations to grant and pay the royalty, the Agreement is hereby amended as follows:

(a)   the second (unnumbered) paragraph of the Agreement is amended by adding the words "and all of the debts of Ulster payable to Strongbow" immediately after the words "outstanding shares of Ulster".

(b)   Section 1 of the Agreement is amended by adding the words "and all of the debts of Ulster payable to Strongbow as of the Closing (defined below) (the "**Ulster Shareholder Loans**")" before the words "to Tournigan".

(c)   Section 2 of the Agreement is amended by adding the words "and the Ulster Shareholder Loans" after the words "Ulster Shares" in the opening wording of such section, adding before the semi-colon at the end of clause (a) "in respect of the Ulster Shares" and adding at the end of the first sentence in clause (b) "in respect of the Ulster Shareholder Loans".

(d)   Section 3 of the Agreement is amended by adding a new clause (e) as follows:

CBS\358501\IRISH PROPERTIES\0364

"(e)   Upon and subject to Closing, Ulster agrees to grant Minco the 2% net smelter returns royalty payable to Minco in respect of the Curraghinalt property;".

(e)   Section 4 of the Agreement is amended by adding the words "and the Ulster Shareholder Loans" after the words "Ulster Shares" in the opening wording of such section.

(f)   Section 5 of the Agreement is amended by adding new clauses (c) and (d) as follows:

"(c)   Minco releasing Strongbow from its obligation to grant and pay the 2% net smelter returns royalty payable to Minco in respect of the Curraghinalt property; and

(d)   Ulster granting the 2% net smelter returns royalty payable to Minco in respect of the Curraghinalt property.".

(g)   Section 6 of the Agreement is amended by adding a new clause (f) as follows:

"(f)   Tournigan not objecting to any terms or conditions to the release of Strongbow of its royalty obligations referred to in section 5(c) above.".

Except as amended hereby, the parties hereto confirm the provisions of the Agreement shall continue in full force and effect.

If you are in agreement with the foregoing, please countersign this agreement in the space provided below and return such countersigned copy to Strongbow by fax at (604) 668-8366.

Yours Truly,

STRONGBOW EXPLORATION INC.

By: *"Grenville Thomas"*
        D. Grenville Thomas, Chief Executive Officer

ULSTER MINERALS LIMITED

By: *"Grenville Thomas"*
        D. Grenville Thomas, Director

By: *"William Wolfe"*
        William J. Wolfe, Director

Tournigan Gold Corporation hereby agrees to the amendments to the Agreement outlined above.

Dated: _____, 2004

TOURNIGAN GOLD CORPORATION

Per*:* *"Garry Stock"*_____
        Authorized Signatory

Exhibit 4c1

TOURNIGAN GOLD CORPORATION

520 – 800 West Pender Street
Vancouver, BC Canada
Telephone: (604) 683-8320, Fax; (604) 683-8340

Argosy Minerals Inc.   March 10, 2003
20607 Logan Avenue
Langely, B.C.
V3A 7R3

Attention:

Dear Sirs:

**Re: Letter of Intent to Purchase
          Kremnica Gold Project, Slovak Republic (the "Project")**

This Letter of Intent sets out the terms on which Tournigan Gold Corporation ("Tournigan") offers to acquire from Argosy Minerals Inc. ("Argosy") a 100% interest in the Project.

We understand, and ask you to confirm on Schedule A that:

    a.   Kremnica Gold A.S. ("KGA"), a corporation under the laws of the Slovak Republic, owns 100% of the Project.

    b.   KGA is a wholly owned subsidiary of Argosy subsidiary Argosy Mining Corp.

    c.   The Project is not subject to any encumbrance or royalties except as you will set out on Schedule "A".

All references to dollar amounts are in Canadian currency.

Subject to all necessary regulatory approvals (including all necessary acceptances of The TSX Venture Exchange Inc. ("**TSX**"), the purchase agreement will contain the following terms:

1.   Tournigan will purchase registered and beneficial ownership of all of the shares in KGA.

2.   At the closing of the purchase of the KGA shares (the "Closing"), KGA and the Project will be free of any underlying royalties except any royalties and taxes payable under any Slovak laws and regulations.

3.   Tournigan will assume all of the ongoing liabilities of KGA and the employment contract between Mr. Boris Bartalsky and Argosy Mining Corp., such liabilities to be set out in Schedule "A" hereto.

4.   Tournigan will pay a signature fee to Argosy of $25,000. to secure an exclusive right to the opportunity for a period of 90 days (the "Due Diligence Period"). The signature fee will be non-refundable, except in the event of a material misrepresentation by Argosy in the terms of this agreement, or the failure or inability of Argosy to close the purchase of KGA contemplated herein as reflected in the formal Share Purchase Agreement.

5.   The Formal Share Purchase Agreement shall be prepared by Tournigan's counsel and will contain such standard warranties and representations, and conditions of closing as are customary for a transaction of this nature.

6.   Argosy will provide Tournigan with its complete data set for the Project including technical studies, geeological logs, plans, assays and all such additional information that would enable Tournigan to evaluate the opportunity.

7.   The acquisition of the KGA shares is intended to provide ownership to Tournigan of all of the Slovak assets associated with the Project including the Ludovika land and buildings, laboratory, office equipment, field supplies and motor vehicles. If such items are not presently owned by KGA but are instead owned by some other legal entity owned by Argosy then Argosy will cause such assets to be part and parcel of this Agreement.

8.   Argosy will provide Tournigan with access to all correspondence with such government bodies as appropriate to establish ownership of surface and mineral rights, and to determine real and potential liabilities with respect to the Kremnica Project.

9.   Argosy to provide access to KGA's personnel for the Due Diligence Period and those personnel will arrange and attend such meetings with government and other regulatory entities as is reasonable for Tournigan to satisfactorily perform its due diligence.

10.   Argosy will provide the information and access referred to in paragraphs 6, 7 & 8 as soon as reasonably possible, provided that, if not provided to Tournigan's reasonable satisfaction within 21 days of the date of execution of this letter, the Due diligence period shall be extended by the period beyond 21 days required to obtain Argosy's data.

11.   On completion of a satisfactory due diligence study and prior to the end of the Due Diligence Period, Tournigan will advise Argosy in writing ("Purchase Notice") of its' intention to purchase the KGA shares, and set a date for Closing which, subject to TSX acceptance, will not be more than 45 days from the date of the Purchase Notice.

12.   The Purchase Price for the shares of KGA shall be CDN$500,000 (Five Hundred Thousand Dollars), payable in cash at Closing.

13.   Argosy will agree to an area of exclusive interest for the benefit of Tournigan within a radius of five kilometres from the current external boundaries of the Project.

14.   Any information concerning any of Tournigan, Argosy and their respective affiliates and properties disclosed to the other parties or their representatives, which has not been

Sps/030603

publicly disclosed, shall be kept strictly confidential by them and shall not be disclosed or used by the recipients thereof whether or not the transactions contemplated herein occur until publicly disclosed by the party to which such information relates. Except as may be required under applicable law, no press releases relating to the transaction contemplated hereby shall be issued by either party or their affiliates, nor shall the terms of this Letter Agreement be disclosed to third parties, other than the representatives of the parties, without the prior consent of the other parties. All necessary press releases shall be submitted for approval by the party preparing such press release to the other party prior to the filing thereof in accordance with applicable laws.

15.   In the event that Tournigan does not complete the purchase of KGA, Tournigan will return all data and information regarding the Project in its possession to Argosy within 10 days of the termination of this Agreement.

16.   Tournigan and Argosy agree to perform or cause to be performed in a timely fashion all such acts and deeds as may be required to give full force and effect to the terms and provisions set out herein and to cooperate with each other and each other's counsel and other professional advisors in the preparation, execution and delivery of any and all documents or instruments necessary to give full force and effect to the terms and provisions set out herein.

17.   This Letter of Intent and the formal purchase Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

18.   This Letter of Intent may be executed in counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

If the foregoing terms are acceptable, please indicate by signing and returning the enclosed copy of this letter and confirming Schedule "A". We will then initiate the drafting of a formal option agreement while we are conducting our due diligence.

Yours truly,

TOURNIGAN VENTURES CORPORATION

Per: *"Paul Simpson"*
         Paul Simpson, Corporate Secretary

The foregoing terms are accepted and agreed to this __11___ day of March, 2003.

ARGOSY MINERALS INC.

Per: *"Cecil R. Bond"*
         Cecil R. Bond, Director

Sps/030603

Schedule "A"
Argosy Confirmation

Argosy Minerals Inc. hereby confirms that:

A. Incorporation and Ownership

i) Kremnica Gold a.s. is a corporation under the laws of the Slovak Republic and is the owner of the Project, and

ii) Kremnica Gold a.s. is wholly owned by Argosy Mining Corp. a wholly owned subsidiary of Argosy Minerals Inc.

iii) Mining Title for the Mining Licence is MHD-D.P.12 from January 21, 1961 assigned to Kremnica Gold on April 24, 1997.

iv) Exploration Title for the exploration area is E.L. 812 36 Bratislava. NAMESTIE LUDOVIKA STURA 1, dated September 18, 2002.

B. Royalties

The project is not subject to any royalties except those royalties and taxes imposed by the Slovak authorities.

C. Liabilities

i) Liabilities of Kremnica Gold a.s. are only those incurred in the normal course of business, and

ii) Employment contract for Mr. Boris Bartalsky signed between:
(a) Mr. Bartalsky and Argosy Slovakia s.r.o., now merged with Kremnica Gold a.s., and
(b) Mr. Bartalsky and Argosy Mining Corp.

D.

Signed by Argosy Minerals Inc. this 11th day of March, 2003

"Cecil R. Bond"

Cecil R. Bond, Director
(For and on behalf of Argosy Minerals Inc.)

Sps/030603

SHARE PURCHASE AGREEMENT

made between

ARGOSY MINERALS INC.
ARGOSY MINING CORP.

and

TOURNIGAN GOLD CORPORATION

July 9, 2003

Fasken Martineau DuMoulin
Barristers & Solictors
2100 - 1075 West Georgia Street
Vancouver, B.C.
V6E 3G2

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of July 9, 2003

BETWEEN:

>ARGOSY MINERALS INC., a body corporate duly
>incorporated in the Yukon Territory ("AMI"), and
>ARGOSY MINING CORP. a body corporate duly
>incorporated in the Yukon Territory ("AMC"), each
>having an office at 20607 Logan Avenue, Langley,
>B.C., V3A 7R3

>(together, "the Vendors")

AND:

>TOURNIGAN GOLD CORPORATION, a company
>incorpo-rated under the laws of the Yukon
>Territory, having a place of business at Suite 520
>- 800 West Pender Street, Vancouver, B.C.

>(the "Purchaser")

WHEREAS:

A. AMI holds all of the issued and outstanding shares in the capital of AMC

B. AMC is the legal and beneficial owner of all of the issued and outstanding shares in the capital of the Slovak joint stock company, Kremnica Gold, a.s (the "Company");

C. The Company is the holder of certain mineral properties in the area of Kremnica in the Slovak Republic;

D. The Purchaser and AMI entered into a letter agreement dated March 11, 2003, whereby the Purchaser offered to acquire the Company shares, subject to all necessary regulatory approvals and completion of satisfactory due diligence, and paid to AMI the sum of $25,000 to secure the exclusive right to conduct such due diligence; and

E. The Purchaser has completed the due diligence process to its satisfaction and gave notice thereof to AMI on May 28, 2003, in accordance with such letter agreement;

   NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of one dollar and the mutual agreements and covenants herein contained (the receipt and adequacy of such consideration being hereby acknowledged by each party), the parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

   As used in this Agreement, the following terms have the following meanings:

3

(a) "Affiliate" has the meaning ascribed to that term under the Yukon Business Corporations Act as of the date of this Agreement;

(b) "Assets" means the Machinery and Equipment, the real property described in Schedule D, the mineral rights described in Schedule E, the Permit and the Data;

(c) "Balance Sheet" means the Company's balance sheet comprised in the Financial Statements;

(d) "Bookkeeping Report" means the Company's bookkeeping report dated June 30, 2003 prepared by Eva Krajcikova, a copy of which is contained in Schedule A;

(e) "Closing" means the completion of the purchase and sale of the Shares pursuant to this Agreement;

(f) "Closing Date" means July 11, 2003 or such other date as may be agreed in writing by the parties;

(g) "Company" means the Slovak joint stock company, Kremnica GOLD, a.s., having its registered seat at Horna 51, 974 01 Banska Bystrica, Identification No.: 36 019 798, registered with the Company Register of the District Court in Banska Bystrica, file: Sa, inlet No.: 415/S;

(h) "Current Operations" means the Company's operations in relation to its Mineral Properties as of the date of the Purchase Notice;

(i) "Data" means the maps, data, reports, samples, assay and other test results and other information in the possession or under the control of the Company or either of the Vendors and relating to the mineral exploration or mining operations of the Company or of any previous owner of the Company's mineral rights;

(j) "Encumbrances" means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, option, royalty or encumbrance of any nature or kind whatsoever;

(k) "Exchange" means the TSX Venture Exchange;

(l) "Financial Statements" means the audited financial statements of the

Company for the fiscal year of the Company ended December 31, 2002 consisting of a balance sheet, statement of retained earnings, an income statement and a statement of changes in financial position of the Company including the notes to such financial statements;

(m) "Key Employees" means those individuals employed by the Company and listed in Schedule B;

(n) "Letter Agreement" means the letter agreement referred to in Recital D of this Agreement;

(o) "Machinery and Equipment" means the machinery, equipment and other personal property listed in Schedule C;

(p) "Permit" means the permit listed in Schedule G;

(q) "Person" includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof;

(r) "Purchase Notice" means the notice dated May 28, 2003 described in recital E of this Agreement;

(s) "Purchase Price" means $500,000;

(t) "Purchaser's Solicitors" means the law firm of Fasken Martineau DuMoulin LLP;

(u) "Shares" means all of the outstanding shares in the share capital of the Company;

(v) "Shareholder Loans" means amount due or accruing due to AMC or AMI or any of their respective Affiliates, or any director or officer of any of them;

(w) "Time of Closing" means the time on the Closing Date that the Closing occurs;

(x) "Vendors' Solicitors" means the law firm of Lawson Lundell;

1.2 Schedules

The following are the schedules to this Agreement:

Schedule A	Bookkeeping Report June 2003
Schedule B	Employees
Schedule C	Machinery and Equipment
Schedule D	Real Property
Schedule E	Mineral Rights
Schedule F	Encumbrances
Schedule G	Permit

1.3 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a) "this Agreement" means this Agreement, including the schedules hereto, as it may from time to time be supplemented or amended;

(b) any reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision, or to a schedule, is to the designated article, section, subsection, paragraph or other subdivision of or schedule to this Agreement unless otherwise specifically stated;

(c) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular article, clause, subclause or other subdivision or schedule;

(d) the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(e) the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language such as "without limitation" or "but not limited to" or other words of similar import are used with reference thereto);

(f)   all accounting terms not otherwise defined in this Agreement have the
        meanings assigned to them in accordance with generally accepted accounting
        principles applicable in Canada;

(g)   except as otherwise provided, any reference to a statute includes the
        regulations made pursuant thereto with all amendments made to such statute
        and regulations and in force from time to time, and to any statute or
        regulations that may be passed which have the effect of supplementing or
        superseding such statute or such regulations;

(h)   the phrase "to the best of the knowledge of" or phrases of similar import
        used in this Agreement mean that the Person in respect of whom the phrase
        is used has made such enquiries as would be reasonably necessary to enable
        a Person to make the statement or disclosure;

(i)   the headings to the articles and clauses of this Agreement are inserted for
        convenience only and do not form a part of this Agreement and are not
        intended to interpret, define or limit the scope, extent or intent of this
        Agreement or any provision hereof;

(j)   any reference to a corporate entity includes and is also a reference to any
        corporate entity that is a successor to such entity;

(k)   the parties acknowledge that this Agreement is the product of arm's length
        negotiation between the Vendors and the Purchaser, each having obtained
        their or its own independent legal advice, and that this Agreement will be
        construed neither strictly for nor strictly against any party irrespective
        of which party was responsible for drafting this Agreement;

(l)   the representations, warranties, covenants and agreements contained in this
        Agreement will not merge at the Closing and will continue in full force and
        effect from and after the Closing Date;

(m)   each and every covenant, representation or warranty of the Vendors
        contained herein will be a joint and several covenant, representation or
        warranty of AMI and AMC; and

(n)   unless otherwise specifically noted, all references to money in this
        Agreement are to lawful currency of Canada.

ARTICLE 2
PURCHASE AND SALE

2.1 Shares

        The Purchaser agrees to purchase the Shares from AMC and AMC agrees to sell
the Shares to the Purchaser, free and clear of all Encumbrances and the
Purchaser agrees to pay the Purchase Price by bank draft or certified cheque on
the terms and conditions hereinafter set forth.

2.2 Purchase Price

        The Vendors, in consideration of the Purchase Price, agree to assign,
transfer and set over unto the Purchaser, the Shareholder Loans as at the
Closing Date, provided that such Shareholder Loans are not less than the amount
of the Shareholder Loans described in the Bookkeeping Report.

2.3   Purchase Price Allocation

The Purchase Price will be allocated amongst the Shares and the Shareholder Loans owned by AMC on the following basis:

Shares:	$448,100
Shareholder Loans	$ 51,900
TOTAL	$500,000

2.4   Operating Cost Adjustment

The Purchaser will, by certified cheque or bank draft, reimburse the Vendors at Closing for $3.000, being that proportion of the July operating costs of the Company advanced by the Vendors to the Company which represents the number of days in July after the Closing Date as compared with the number of days in July to and including the Closing Date.

2.5   AMI Consent

AMI agrees with the sale of the Shares from AMC to the Purchaser and undertakes to provide AMC with all approvals, assistance and co-operation required with respect to the sale of the Shares and transactions contemplated by this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

3.1   Representations and Warranties

Each of the Vendors jointly and severally represents and warrants to the Purchaser as follows:

(a)   Organization and Good Standing of Vendors. Each of the Vendors is a company duly incorporated, validly existing and in good standing with respect to the filing of annual reports under the Yukon Business Corporations Act.

(b)   Transaction Authority. AMC has all necessary corporate power, authority and capacity to sell the Shares and to perform its other obligations hereunder. AMI has all necessary corporate power authority and capacity to perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of each of the Vendors and this Agreement has been duly executed and delivered by each of them and constitutes a valid and binding obligation of each of them.

(c)   No Exchange Approval Needed. Neither of the Vendors is required to obtain any approval or acceptance by the Exchange or any other stock exchange in relation to the transaction contemplated herein.

(d)   No Violation of Other Agreements. Neither of the Vendors is a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by the Vendors of this Agreement or their performance of any of the terms hereof.

(e)   Title to Shares. AMC owns and has good and marketable registered title to all of the Shares, free of all Encumbrances, and the Shares have been duly and validly issued to AMC and are outstanding as fully paid and non-assessable shares in the capital of the Company.

(f)   Residency of AMC. AMC is not a "non-resident" of Canada within the meaning of s. 116 of the Income Tax Act of Canada.

(g)   Absence of Options. No Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

    (i)   to require the Company to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in its capital;

    (ii) to require the Company to purchase, redeem or otherwise acquire any of its Shares; or

    (iii) to acquire the Shares or any of them.

(h)   Financial Statements. The Financial Statements and the Bookkeeping Report present fairly the financial position of the Company as at the respective date thereof and the results of the Company's operations and the changes in the Company's financial position for the period then ending.

(i)   Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Financial Statements or the Bookkeeping Report, or incurred subsequent to June 30, 2003 in the ordinary and usual course of the business of the Company or otherwise and not in excess of $10,000 in the aggregate (excluding any Shareholder Loans and any employee severance obligations), the Company does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) including any debt, liability or other obligation to either of the Vendors or to any of their respective Affiliates, directors, officers or employees, or to any director, officer or employee of the Company.

(j)   Absence of Changes. Since the date of the Balance Sheet, except as shown on the Bookkeeping Report there has not been:

    (i)   any material adverse change in the condition or operations of the business, in the Assets or in the financial affairs of the Company; or

    (ii) any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to the Purchaser, which has or may have a material adverse effect on the business, Assets, financial affairs or future prospects of the Company.

(k)   Equipment. Substantially all of the office equipment, furniture and computer equipment (including software) of the Company as inspected by the Purchaser on April 28, 2003 will be included in the assets of and will be in the possession of the Company at Closing.

8

(l)   Title to Assets. The Company has good and marketable title to all of its Assets, free and clear of all Encumbrances except as shown in Schedule F and none of the Company's Assets are in the possession of or under the control of any other Person.

(m)   Permits. To the best of the Vendors' knowledge, the Permit is in good standing, unamended except as disclosed to the Purchaser, and the Vendors are not aware of any existing breach of the Permit by the Company or any act or omission which, after notice or lapse of time, might constitute such a breach.

(n)   Employees. Schedule B contains a complete and accurate list of the names and job titles of all individuals who are full-time, part-time or casual employees or individuals engaged on contract to provide employment or similar services or who are sales or other agents or representatives of the Company. Neither of the Vendors is aware of any intention of any Key Employee to terminate his or her employment with the Company.

(o)   Litigation. To the best of the Vendors' knowledge, there is no action,

        suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim, including appeals and applications for review, in progress, threatened or pending against, or relating to the Company or affecting its Assets, the Current Operations or its business, and there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company.

(p)   Corporate Records. The Vendors, as shareholders of the Company, have not approved or taken any other action with respect to the Company since December 31, 2002 which would constitute a declaration of dividend, fundamental change or other determination solely within the jurisdiction of the shareholders, other than with respect to the issuance of additional shares upon the capitalization of outstanding Shareholder Loans.

(q)   Trade-marks. The Company does not have and does not use any service marks, trade names, design marks or trade marks.

(r)   Indebtedness to Vendors. Except as reflected in the Financial Statements and the Bookkeeping Report, the Company is not indebted to the Vendors, other than in respect of amounts advanced for monthly operating expenses in the ordinary course.

(s)   Environmental Matters. Neither the Company nor either of the Vendors has received notice alleging a violation of environmental laws relating the Company's activities or its properties, none of them is aware of any such violation having occurred other than as disclosed to the Purchaser, and to the best of their knowledge the Vendors have made available to the Purchaser all environmental audits, evaluations, assessments, reports, studies or tests relating to the Company and its business and Assets that were commissioned by or are in the possession of either of them.

(t)   Shareholder Loans. AMC does not, nor does AMI or any of the Affiliates, directors, officers or employees of either of them, have any debt or other liability owing to the Company nor are there any debts or other liabilities of the Company to any such persons, other than amounts owed to or

        receivable from employees which are not in excess of $5,000 in the aggregate, and the Shareholder Loans disclosed in the Financial Statements and the Bookkeeping Report, and AMC:

(i)   has actually advanced to the Company the aggregate amount of such Shareholder Loans;

(ii) is lawfully entitled to be repaid, on demand and without interest, the full amount of such Shareholder Loans, to the extent that the Company has the ability to repay such loans, and holds its interest therein free of all Encumbrances;

(iii) has not assigned any of such Shareholder Loans or any right, title or interest therein to any other Person;

(iv) has not made any demand for repayment of the whole or any portion of such Shareholder Loans; and

(v)   confirms that it has not forgiven, settled or waived any right of repayment in respect of the whole or any portion of such Shareholder Loans other than Shareholder Loans that were previously re-capitalized as equity by the Company as reflected in the Bookkeeping Report.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1 Representations and Warranties

In order to induce the Vendors to enter into and to consummate the transactions contemplated by this Agreement the Purchaser represents and warrants to the Vendors that:

(a) Organization and Good Standing. The Purchaser is a company duly incorporated, validly existing and in good standing with respect to the filing of annual reports under the Yukon Business Corporations Act.

(b) Transaction Authority. The Purchaser has all necessary corporate power, authority and capacity to acquire the Shares and to perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser and this Agreement has been duly executed and delivered by the Purchaser and, subject to Exchange approval, constitutes a valid and binding obligation of the Purchaser.

(c) No Violation of Other Agreements. The Purchaser is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by the Purchaser of this Agreement or the performance by the Purchaser of any of the terms hereof.

ARTICLE 5
CLOSING

5.1 Closing Date and Location

The transactions contemplated by this Agreement are intended to be completed at 11:00 A.M. on the Closing Date at the offices of the Purchaser's Solicitors, 2100 - 1075 West Georgia Street, Vancouver B.C., or at such other time, date or location as the parties may agree in writing.

5.2   Application for Exchange Approval

     Upon execution of this Agreement the Purchaser will promptly file this
agreement and all related relevant materials with the Exchange and will take all
commercially reasonable efforts to obtain Exchange acceptance of the transaction
contemplated herein in a timely fashion

     If the Exchange approval of this transaction has not been received by the
Closing Date, then the Closing will be deferred until 3 business days after
receipt by the Purchaser of Exchange Approval, provided that, if such approval
is not obtained on or before October 1, 2003, then either the Vendors or the
Purchaser may advise the other in writing that they have or it has elected to
terminate this Agreement. Upon such termination, neither the Vendors nor the
Purchaser will have any further obligation or liability hereunder, other than
the obligations of confidentiality described in section 9.2, or as may have
arisen prior to such termination.

5.3   Vendors' Closing Documents

     On the Closing Date, the Vendors will deliver, or cause to be delivered, to
the Purchaser the documents set forth in section 6.1(e) and such other documents
as the Purchaser may reasonably require to complete the purchase and sale
intended hereby.

5.4   Purchaser's Closing Documents

     On the Closing Date, the Purchaser will deliver to the Vendors one or more
bank drafts, certified cheques or solicitor's trust cheques made payable to the
Vendors' Solicitors, in trust, in the aggregate amount of $503,000.

ARTICLE 6
CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE PURCHASER OF
ITS OBLIGATIONS UNDER THIS AGREEMENT

6.1   Purchaser's Conditions

     The obligations of the Purchaser to complete the purchase of the Shares and
Shareholder Loans will be subject to the satisfaction of, or compliance with, at
or before the Time of Closing, each of the following conditions precedent:

     (a)   Truth and Accuracy of Representations of the Vendors. The
           representations and warranties of the Vendors in Article 3 will be
           true and correct at the Time of Closing and with the same effect as if
           made at and as of the Time of Closing.

     (b)   Performance of Obligations. Each of the Vendors and the Company will
           have performed and complied with all the obligations, covenants and
           agreements to be performed and complied with by it by the Closing
           Date.

     (c)   No Injunctions. No injunction or restraining order of any court or
           administrative tribunal of competent jurisdiction will be in effect
           prohibiting the transactions contemplated by this Agreement, and no
           action or proceeding will have been instituted or be pending before
           any court or administrative tribunal to restrain or prohibit the
           transactions between the parties contemplated by this Agreement.

     (d)   Regulatory Approval. The Purchaser will have received Exchange
           acceptance of the purchase of the Shares and the Shareholder Loans.

(e) Closing Documentation. The Purchaser will have received from the Vendors and, where applicable, the Company the following closing documentation, delivered either to the place of closing or to the Purchaser's designated agent in the Slovak Republic:

(i) the share certificate representing the Shares issued in the name of AMC, duly endorsed for transfer to the Purchaser; which endorsement must include the business name and the registered seat of the Purchaser, signatures of the representatives authorized to act on behalf of AMC and the date of the transfer of the Shares must correspond to the Closing Date ;

(ii) a certified extract from a resolution of the board of directors of the Company, authorizing the transfer of the Shares to the Purchaser, the endorsement for such purpose of the share certificate representing the Shares, and the registration of such transfer in the books of the Company and with the Slovak Securities Centre;

(iii) a certified extract from the shareholder register of the Company held by the Slovak Securities Centre showing the Purchaser as the registered owner of the Shares;

(iv) duly signed resignations (including a statement as to the return of information to the Company), in form and substance satisfactory to the Purchaser, acting reasonably, of each of the members of the Company's board of directors, supervisory board, officers and statutory representatives designated by the Purchaser;

(v) releases, in form and substance satisfactory to the Purchaser, acting reasonably, executed by each of the Vendors in favour of the Company releasing the Company from any and all manner of actions, causes of action, suits, proceedings, debts (other than the Shareholder Loans being transferred to the Purchaser), dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or equity, which the Vendors or either of them, ever had, now has or may have against the Company for or by reason of any matter, cause or thing whatsoever done or omitted to be done by the Company up to the Closing;

(vi) an assignment of the Shareholder Loans, in form and substance satisfactory to the Purchaser, acting reasonably, duly executed by AMC;

(vii) an assignment of the engagement agreement between Boris Bartalsky and AMC, in form and substance satisfactory to the Purchaser, acting reasonably, duly executed by AMC;

(viii) all other necessary consents, waivers, including waivers of pre-emptive rights and authorizations required to enable the transfer of the Shares and the Shareholder Loans to the Purchaser as provided for in this Agreement; and

(ix) all such instruments of transfer, duly executed, which in the opinion of the Purchaser acting reasonably are necessary to effect and evidence the transfer of the Shares and Shareholder Loans to the Purchaser free and clear of all Encumbrances.

(f) Absence of Damages. No damage, destruction or loss to any Assets of the Company, whether owned, leased or licensed that is not adequately covered by insurance (less amounts which are "deductibles" under such insurance), and no damage, destruction or loss to any Assets of the Company where the cost of repairing or replacing all such Assets exceeds $10,000 in total, will have occurred.

6.2 Waiver

The conditions set forth in this Article 6 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part at or before the Time of Closing. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser will not prejudice or affect in any way the rights of the Purchaser to indemnification in respect of the warranties and representations of the Vendors in this Agreement.

6.3 Covenant of the Vendors

The Vendors covenant to complete all of their respective obligations hereunder to be completed by the Time of Closing including the deliver all of the documents, instruments and other items set out in section 6.1(e).

ARTICLE 7
CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE VENDORS OF
THEIR OBLIGATIONS UNDER THIS AGREEMENT

7.1 Vendors' Conditions

The obligations of the Vendors to complete the sale of the Shares and Shareholder Loans will be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a) Truth and Accuracy of Representations of the Purchaser. The representations and warranties of the Purchaser made in Article 4 will be true and correct at the Time of Closing and with the same effect as if made at and as of the Time of Closing.

(b) Performance of Agreements. The Purchaser will have performed and complied with all the obligations, covenants and agreements to be performed and complied with by it by the Closing Date.

(c) Absence of Injunctions. No injunction or restraining order of any court or administrative tribunal of competent jurisdiction will be in effect prohibiting the transactions contemplated by this Agreement, and no action or proceeding will have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated by this Agreement.

(d) Purchase Price. The Purchase Price will have been delivered in accordance with section 5.4.

7.2 Waiver

The conditions set forth in this Article 7 are for the exclusive benefit of the Vendors and may be waived by the Vendors in writing in whole or in part at or before the Time of Closing.

ARTICLE 8
CONDUCT OF BUSINESS PRIOR TO CLOSING

8.1 Conduct

Except as otherwise contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Closing Time, each of the Vendors will do or will cause the Company to do the following:

(a) Conduct Business in Ordinary and Usual Course. Conduct the Company's business in the ordinary and usual course thereof and not, without the prior written consent of the Purchaser, enter into any transaction which would constitute a breach of any of the Vendors' representations, warranties or agreements contained herein.

(b) Continue Insurance. Continue in force any and all existing policies of insurance presently maintained by the Company.

(c) Perform Obligations. Comply with all laws applicable to the Company and its Current Operations and pay all required taxes as they become due.

(d) Pay Liabilities. Pay and discharge all liabilities or obligations of the Company in the ordinary and usual course of business consistent with past business practice, except for such liabilities or obligations as may be contested by the Company in good faith.

(e) No Breach. Refrain from any action or omission which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, or other obligation of any of the Vendors contained herein.

(f) Licences. Obtain, or provide the Purchaser with all co-operation or support reasonably required to allow the Purchaser to obtain, on or before the Closing Date, from all appropriate federal, provincial, state, municipal or other governmental or regulatory bodies, any licences, permits, consents, approvals, certificates, registrations and authorizations required to permit the completion of the transactions contemplated by this Agreement, including Exchange approval.

(g) Preserve Business. Preserve intact the Assets and carry on the Current Operations and the affairs of the Company as currently conducted, and promote and preserve for the Purchaser the goodwill of suppliers, customers, regulators and others having business relations with the Company.

(h) Necessary Steps. Take all necessary actions, steps and proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(i) Compliance with Article 9. Comply with the provisions of Article 9.

ARTICLE 9
EXAMINATIONS AND WAIVERS

9.1 Access for Investigation

     The Vendors will permit, and will cause the Company to permit, the
Purchaser and its employees, agents, professional advisors and other
representatives between the date hereof and the Closing Date, to have access
during normal business hours to the premises and to all the Key Employees, the
Data, books, accounts, records and other data of the Company (including all
technical, corporate, accounting and tax records and any electronic or computer
accessed data) and to the Assets of the Company. The Vendors will cause the
Company to furnish, and require that the Company's principal bankers, appraisers
and independent auditors and other advisors furnish, to the Purchaser such
financial and operating data and other information with respect to the Current
Operations, business and Assets of the Company as the Purchaser may from time to
time reasonably request to enable confirmation of the matters warranted in
Article 3.

9.2 Disclosure of Information

     Until the Time of Closing and, in the event of the termination of this
Agreement without consummation of the transactions contemplated by this
Agreement, thereafter, the Purchaser will keep confidential any information
(unless otherwise required by law or such information is readily available or
becomes readily available, from public or published information or sources)
obtained from the Company or from the Vendors. If this Agreement is so
terminated, promptly after such termination all documents, work papers and other
written material obtained from a party in connection with this Agreement and not
theretofore made public (including all copies and photocopies thereof), will be
returned to the party that provided such material. Before and after Closing the
Vendors and the Purchaser will not disclose the Purchase Price or any other
terms of this Agreement except as reasonably required for income tax, stock
exchange, securities commission and other reporting requirements. After Closing
the Vendors will keep confidential any information regarding the Company and its
business and Assets which was known to it at or prior to the Time of Closing.

ARTICLE 10
EXCLUSIVE AREA OF INTEREST

     Each of the Vendors agrees that it will not acquire, nor will it permit any
of its Affiliates to acquire, directly or indirectly, any interest in any
exploration concessions, mining claims, leases, mining rights, interests in
land, fee lands, surface rights or water rights within five (5) kilometres of
the external boundaries of the mineral rights described in Schedule E, without
the Purchaser's prior written consent.

ARTICLE 11
GENERAL

11.1 Public Notices

     The parties agree that all notices to third parties and all other publicity
concerning the transactions contemplated by this Agreement will be jointly
planned and co-ordinated and no party will act unilaterally in this regard
without the prior approval of the others, such approval not to be unreasonably
withheld.

11.2 Expenses

All costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

11.3 Time

Time will be of the essence of this Agreement.

11.4 Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof will be sufficiently given if delivered, telecopied or transmitted electronically to the party to whom it is given or, if mailed, by prepaid registered mail addressed to such party at:

(a)   if to the Purchaser at:

                          520 - 800 West Pender Street
                          Vancouver, B.C., V6C 2V6
                          Attention: President
                          Fax number: (604) 683 8340

        with a copy to Purchaser's Solicitors at:

                          2100 - 1075 West Georgia Street
                          Vancouver, B.C., V6E 3G2
                          Attention: R. S. Angus
                          fax number: (604) 631 3232
                          e-mail: tangus@van.fasken.com

(b)   if to the Vendors at:

                          20607 Logan Avenue
                          Langley, B.C., V3A 7R3
                          fax number: (604) 530 8423
                          e-mail: argosy@intergate.ca

        with a copy to the Vendors' Solicitors at:

                          1600 - 925 West Georgia Street
                          Vancouver, B.C., V6C 3L2
                          Attention: John T.C. Christian
                          fax number: (604) 669 1620
                          e-mail: john.christian@lawsonlundell.com

or at such other address as the party to whom such writing is to be given will have last notified to the party giving the same in the manner provided in this clause. Any notice mailed or personally delivered will be deemed to have been given and received when actually delivered to the recipient. Any notice sent by telecopier or e-mail will be deemed to have been given and received on the business day next following the day it was telecopied or e-mailed, provided that confirmation of receipt is received.

11.5 Governing Law

This Agreement will be governed by and construed in accordance with the laws in force in the Province of British Columbia and the parties submit and attorn to the jurisdiction of the courts of the Province of British Columbia.

11.6 Severability

If a court of other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

11.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the parties with respect to the subject matter hereof, including the Letter Agreement.

11.8 Further Assurances

The parties will with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party will provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

11.9 Enurement

This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the parties and their respective successors and assigns.

11.10 Counterparts

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed will be deemed to be an original and such counterparts and facsimile copies together will constitute one and the same instrument.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.


```
THE CORPORATE SEAL of
TOURNIGAN GOLD CORPORATION                               )
was hereunto affixed in the presence of:                 )
                                                         )
                                                         )      C/S
/s/ Hein Poulus                                          )
-------------------------------------------------------- )
Authorized Signatory                                     )
                                                         )
                                                         )
-------------------------------------------------------- )
Authorized Signatory                                     )
```

```
THE CORPORATE SEAL of ARGOSY MINERALS INC. was          )
hereunto affixed in the presence of:                    )
                                                        )
                                                        )     C/S
/s/ Cecil Bond                                          )
------------------------------------------------------ )
Authorized Signatory                                    )
                                                        )
                                                        )
------------------------------------------------------ )
Authorized Signatory                                    )


THE CORPORATE SEAL of ARGOSY MINING CORP. was           )
hereunto affixed in the presence of:                    )
                                                        )
                                                        )     C/S
/s/ Cecil Bond                                          )
------------------------------------------------------ )
Authorized Signatory                                    )
                                                        )
                                                        )
------------------------------------------------------ )
Authorized Signatory                                    )
```

SCHEDULE A

Bookkeeping Report June 2003

(insert document #6032825)

SCHEDULE B

Employees

Employee	Job Description		Period		Monthly Salary
--------	---------------		------		--------------
Title, Age			Since	To	
----------			-----	--	
Boris Bartalsky PhD, 43	Director, member of Board of directors	K G	Jan 1, 2001	Present/unlimited	50 000,-SKK one year severance
	Exploration Manager	Agy	March 1, 1997	Present/unlimited	1500 C$, one year severance
	Exploration Manager	Ago	March 1, 1998	Dec.31, 2001	50 000,-SKK
	Exploration Manager	Ago	March 1, 1997	Mach 1, 1998	28 600, -SKK
	Exploration Manager	Ago	Sept.1, 1996	March 1, 1997	26 000,-SKK
Dusan Roob Ing, 36	Site manager	K G	Nov. 1, 1997	Present/unlimited	16 800,-SKK
	Site manager	K G	May 1, 1997	Oct. 31, 1997	16 000,-SKK
Finka Oliver, Ing, 67	Counsellor	K G	Jan. 1, 2001	Dec. 31, 2003	200,-SK/hour
	Technical supervisor	K G	April 1, 2000	Dec. 31, 2000	15 000,-SKK
	Senior geologist	K G	May 1, 1997	March 31, 2000	15 000,-SKK
	Senior geologist	K G	May 1, 1997	April 30, 1998	30 000,-SKK
Branislav Martis 29	Assistant, interpreter/translator	K G	Jan. 7, 1998	Present/unlimited	11 000,-SKK
	Assistant, interpreter/translator	K G	Aug. 25, 1997	January 6, 1998	9 000,-SKK
Damian Kelement 44	Watchman	K G a.s	April 1, 2000	Present/unlimited	5 000,-SKK
	Watchman	K G a.s	Jan. 1, 1999	March 31, 2000	3 900,-SKK
	Watchman	K G a.s	July 1, 1997	May 31, 1998	8 500,-SKK

Note: The company must pay 38% from salaries monthly overhead for Slovak employees as social conscription.

Abbreviations: KG - Kremnica Gold a.s.; AGO - Argosy Slovakia S.I.O.; AGY - Argosy Mining

```
                        SCHEDULE C

                  Machinery and Equipment

Tangible Fixed Assets:
----------------------

Map cabinet in the archive - book value 25 309 Sk
Air compressor in Prep Lab - book value 15,112 Sk
Security system - book value 11,453 SK
Shelves for core boxes - book value 66107 Sk
Drying owen - book value 21862 Sk

Cars
----

2 Nissans Double Cab, Pick Up, year of prod. 1996
```

Real Property

The two parcels numbered 2063 and 2065 registered in Slovakia with:

     Okresny urad v Ziari nad Hronom
     613 Odbor katastra nehntelnosti

Mineral Rights

Decision issued by the Ministry of Environment of the Slovak Republic on Sept.18, 2002 on the delineation of the exploration area Lucky No. 503/2002-7.

Decision of the Ministry of Metallurgy and Mining of CSSR on 21 January, 1961 on the delineation of the Mining area Kremnica No. MHD-D.P. 12.

Encumbrances

Ludovika shaft building is registered as technical cultural site.

Permit

Permission given by a District Mining Office in Banska Bystrica for a purpose to carry on securing of mine workings and open pit "Kremnica - Sturec - Au, Ag" under the following conditions: (i) securing of mine workings and open pit "Kremnica - Sturec - Au, Ag" must be carried on to the extent and according to the terms of securing plans filed in the District Mining Office in Banska Bystrica under No. 1963/99, and (ii) the Company must proceed in compliance with legal rules regulating safety and health protection at work and safety of performance of mining activity and other valid legal rules.

LOAN AGREEMENT

THIS AGREEMENT dated for reference July 8, 2003 is between:

QUEST CAPITAL CORP., a British Columbia company,
having an office at Suite 300, 570 Granville
Street, Vancouver, British Columbia V6C 3P1

(the "Lender")

AND:

TOURNIGAN GOLD CORPORATION, a Yukon corporation,
having an office at Suite 520, 800 West Pender
Street, Vancouver, BC V6C 2V6

(the "Borrower")

BACKGROUND

A. Pursuant to a letter of intent dated March 11, 2003 and a purchase agreement
made as of July 10, 2003 (collectively, the "Kremnica Acquisition Agreement")
between the Borrower, Argosy Minerals Inc. and Argosy Mining Corp., the Borrower
agreed to purchase all of the issued and outstanding shares of Kremnica Gold,
a.s. ("Kremnica") in accordance with the terms thereof (the "Acquisition").

B. The Lender has agreed to lend to the Borrower and the Borrower has agreed to
borrow from the Lender the principal amount of Cdn.$550,000 (the "Loan") to fund
the Acquisition, on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each
party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement "Business Day" means a day which is not a
Saturday, Sunday or a statutory holiday in British Columbia.

2. Loan Advance. Subject to and upon the fulfilment of the conditions precedent
contained in paragraph 8 of this Agreement, the Lender will advance the
principal amount of the Loan to the Borrower or as the Borrower may direct.

3. Use of Proceeds. The Borrower covenants and agrees with the Lender that the
Loan proceeds will be used by the Borrower as follows:

(a)   as to Cdn.$503,000 to fund the purchase price payable pursuant to the
      Kremnica Acquisition Agreement,; and

(b)   as to Cdn.$47,000 for general working capital purposes;

and for no other purpose whatsoever without the express written consent of the
Lender.

4. Term and Prepayment.

(a)   Any outstanding balance of the Loan, including principal, accrued
      interest, bonus and other costs or charges payable hereunder
      (collectively the "Outstanding Balance"), will be immediately due and
      payable by the Borrower to the Lender on the earlier of:

(i) December 31, 2003;

(ii) any change of control of the Borrower ("control" being defined as ownership of or control or direction over, directly or indirectly, 20% or more of the outstanding voting securities of the Borrower); or

(iii) the occurrence of an Event of Default, as defined in paragraph 12 hereof.

(b) If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower sells or otherwise disposes of any assets, the Borrower will pay or cause to be paid all proceeds from such sale or disposition net of reasonable selling costs, up to the full amount of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(c) If after the advance of the Loan and prior to payment in full of the Outstanding Balance, the Borrower closes one or more equity or debt financings, the Borrower will pay or cause to be paid fifty percent (50%) of all proceeds from such financing, up to the full amount of the Outstanding Balance, to the Lender within three (3) Business Days of receipt of the same, to be applied on account of the Loan. All payments made hereunder will be applied on account of the Loan, first to interest and any other costs or charges then owing, then to principal.

(d) The Borrower may repay the Loan at any time before maturity, without notice or penalty.

5. Interest. Interest will accrue on the Outstanding Balance from the Deposit Date at the rate of twelve percent (12%) per annum, calculated and compounded monthly (effective annual rate of 12.68%), and be payable by the Borrower to the Lender monthly on the last Business Day of every month, commencing July 31, 2003, as well as after maturity, default and judgment.

6. Bonus Shares. As additional consideration for the advance of the Loan, the Borrower will pay to the Lender at the time of the advance, a non-refundable bonus in the form of 250,000 free-trading Common shares in the capital of the Borrower (the "Bonus Shares"). Concurrently with the advance of the Loan, the Borrower will deliver to the Lender a share certificate representing the Bonus Shares registered in the name of the Lender or as the Lender may otherwise direct. The Bonus Shares will be free from resale restrictions under all applicable securities laws.

7. Security. As security for the Loan the Borrower will:

(a) execute and deliver to the Lender a promissory note, in the form attached hereto as Schedule "A" (the "Note");

(b) execute and deliver to the Lender a general security agreement (the "GSA") in form and terms satisfactory to the Lender, under which the Borrower will grant a security interest in all its present and after-acquired personal property. Financing statements (or equivalent) will be registered in such jurisdictions as the Borrower carries on business or has assets; and

(c)   execute and deliver to the Lender a share pledge agreement (the "Pledge Agreement") under which the Borrower will pledge and grant a first security interest in favour of the Lender over all of the issued and outstanding shares in the capital of Kremnica (the "Pledged Shares"), together with share certificates representing the Pledged Shares, all required governmental and other consents, permits and authorizations, undated stock powers of attorney or, transfer forms or share purchase agreements, undated certified directors' resolutions of the Borrower required to effect the transfer of the Pledged Shares, and such other documents or instruments as the Lender may require in connection therewith, all in form and terms satisfactory to the Lender.

8. Conditions Precedent. As conditions precedent to the advance of the Loan by the Lender:

(a)   the representations and warranties of the Borrower contained in paragraph 9 will be true and correct in all material respects and the Borrower will have complied with all covenants required to be complied with by it prior to the advance of the Loan by the Lender;

(b)   the Borrower will have:

(i)   received the conditional approval of the TSX Venture Exchange (the "Exchange") to the Acquisition and the transactions contemplated herein and will have delivered to the Lender a copy of the Exchange's conditional approval letter and such other documents as the Lender may request;

(ii)   executed and delivered all of the above security documents and the documents, securities and instruments referred therein and the Lender will have completed all registrations and other filings that may be prudent or necessary to perfect the Lender's security therein;

(iii)   duly appointed a nominee of the Lender to the board of directors of the Borrower and executed and delivered a director's indemnity agreement in form and terms satisfactory to the Lender and its nominee;

(iv)   executed and delivered to the Lender a certified copy of the Kremnica Acquisition Agreement and confirmation of the closing of the Acquisition, in form and terms satisfactory to the Lender;

(v)   delivered a certified copy of its directors' resolutions authorizing the borrowing of the Loan and the execution and delivery of this Agreement and all agreements, documents and instruments referred to herein, together with an officer's certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(vi)   caused to be executed and delivered a legal opinion of Borrower's counsel, in form and terms satisfactory to the Lender and its counsel; and

(vii)   caused to be executed and delivered a legal opinion of Borrower's Slovak counsel, Csekes, Vilagi, Drgonec and partners, in form and terms satisfactory to the Lender and its counsel..

(c)   the Lender will have completed and, in its sole and absolute
       discretion, be satisfied with its due diligence review of the
       Borrower; and

(d)   the Lender will have received the approval of its board of directors
       and will, in its sole and absolute discretion, be satisfied as to the
       creditworthiness of the Borrower and the adequacy of the collateral
       security provided herein.

If any of the foregoing conditions precedent are not satisfied or waived by
the Lender in writing on or before July 11, 2003, this Agreement will
terminate, and the Lender will be under no further obligation to the
Borrower in connection with the transaction contemplated herein.

9. Representations and Warranties. The Borrower represents and warrants to the
Lender as follows:

(a)   the Borrower is a company incorporated under the Business Corporations
       Act (Yukon), has not discontinued or been dissolved under that Act and
       is in good standing with respect to the filing of annual reports with
       the Registrar of Companies office;

(b)   the Borrower is duly registered as an extra-provincial corporation in
       British Columbia and is in good standing with respect to the filing of
       extra-provincial annual reports in British Columbia;

(c)   the Borrower has the power and authority to carry on its businesses as
       now being conducted, to acquire, own, hold, lease and mortgage or
       grant security in its assets including real property and personal
       property, and to enter into and perform its obligations under this
       Agreement, the Note, the GSA, the Pledge Agreement, the Kremnica
       Acquisition Agreement and all other documents or instruments delivered
       hereunder or thereunder;

(d)   this Agreement, the Note, the GSA, the Pledge Agreement and all
       ancillary instruments or documents issued, executed and delivered
       hereunder or thereunder by the Borrower have been duly authorized by
       all necessary action of the Borrower and each constitutes or will
       constitute a legal, valid and binding obligation of the Borrower
       enforceable against it in accordance with their terms, subject to
       applicable bankruptcy, insolvency, reorganization, moratorium and
       other similar laws affecting the rights and remedies of creditors and
       to the general principles of equity;

(e)   the Borrower is not in breach of or in default under any obligation in

       respect of borrowed money and the execution and delivery of this
       Agreement, the Note, the GSA, the Pledge Agreement and all ancillary
       instruments or documents issued and delivered hereunder or thereunder,
       and the performance of the terms hereof and thereof will not be, or
       result in, a violation or breach of, or default under the Borrower's
       constating documents, any law, any judgment, agreement or instrument
       to which it is a party or may be bound;

(f)   no litigation or administrative proceedings before any court or
       governmental authority are presently ongoing, or have been threatened
       in writing, or to the best of the Borrower's knowledge are pending,
       against the Borrower or any of its assets or affecting any of its
       assets which could have a material adverse effect on its business or
       assets;

(g)   the audited annual financial statements for Borrower for the fiscal
      year ended August 31, 2002 and the quarterly financial statements for
      the fiscal period ended February 28, 2003 (collectively, the
      "Financial Statements"), fairly present the financial affairs of
      Borrower as of the date to which they are made, and have been prepared
      in accordance with Canadian generally accepted accounting principles
      consistently applied;

(h)   the disclosure contained in the Borrower's annual information form

      dated February 25, 2003 fully and accurately discloses the Borrower's
      business, assets and undertaking as at that date and no material
      changes have occurred in respect of the information described therein,
      except as publicly disclosed by the Borrower in accordance with
      applicable securities laws;

(i)   the Borrower is in compliance, in all material respects, with its
      continuous disclosure obligations under applicable securities laws
      and, without limiting the generality of the foregoing, there has been
      no adverse material change (actual, contemplated or threatened) in the
      property, assets or business of the Borrower since the date of release
      of the Financial Statements, other than as publicly disclosed in
      writing by the Borrower in accordance with applicable securities laws
      prior to the date of this Agreement;

(j)   the Borrower is a reporting issuer under the Securities Acts of
      British Columbia and Alberta and is in compliance with its material
      obligations under those Acts and under the rules, regulations and
      policies of the Exchange and will use its best efforts to maintain
      such status, without default, from the date hereof until repayment in
      full of the Loan to the Lender;

(k)   the Bonus Shares are free trading, duly and validly issued, fully paid
      and non-assessable Common shares in the capital of the Borrower, free
      from all liens, claims and encumbrances whatsoever;

(l)   as at the date of this Agreement, except as disclosed in the Financial
      Statements, in any filings within any governmental body or securities
      regulatory authority or to the Lender in writing and as contemplated
      by this Agreement, no holder of outstanding shares in the capital of
      the Borrower will be entitled to any pre-emptive or any similar rights
      to subscribe for any of the shares in the capital of the Borrower or
      other securities of the Borrower, and no rights, warrants or options
      to acquire, or instruments convertible into or exchangeable for any
      shares in the capital of the Borrower are outstanding;

(m)   except for the acquisition of Kremnica to be completed pursuant to the
      Kremnica Acquisition Agreement, the Borrower has no direct or indirect
      subsidiary corporations;

(n)   except as disclosed to the Lender in writing prior to the date of this
      Agreement, the Borrower owns its business, operations and assets, and
      holds good title thereto, free and clear of all liens, claims or
      encumbrances whatsoever, other than those in favour of the Lender;

(o) the board of directors of the Borrower have the full power and authority to appoint a nominee of the Lender to the board of directors of the Borrower and to provide such nominee with indemnification by the Borrower, and such appointment does not require the approval (except as has already been obtained) of any holders of shares, stocks, bonds, notes, debentures or other outstanding securities of the Borrower;

(p) immediately following the closing of the Acquisition, the Borrower will hold good and marketable title to all of the issued and outstanding Kremnica shares, free and clear of all liens, claims or encumbrances whatsoever, except for the pledge and security interest granted to the Lender pursuant to the Pledge Agreement; and

(q) Kremnica has, and immediately following the closing of the Acquisition will continue to have, good and marketable title to all of its Assets (as defined in the Kremnica Acquisition Agreement), free and clear of all Encumbrances (as defined therein) except as shown on Schedule F thereto, and none of Kremnica's Assets are in the possession or under the control of any other person.

10. Positive Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it will:

(a) at all times maintain its corporate existence and the corporate existence of all other corporations owned or controlled by it that own assets material to the Borrower's business;

(b) duly perform its obligations under this Agreement, the Note, GSA and Pledge Agreement and all other agreements and instruments executed and delivered hereunder or thereunder;

(c) promptly pay when due all agency or finders' fees payable in connection with the Loan or this Agreement and indemnify and save harmless the Lender from all claims in respect of any such fees;

(d) carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(e) furnish and give to the Lender within seven (7) Business Days of delivery of a written demand from the Lender such reports, certificates, updated financial statements, including monthly internal financial and operational reports and documents and such other information with respect to the Borrower as the Lender may request;

(f) provide the Lender with written notice of any proposed financing made by or to the Borrower;

(g) forthwith provide to the Lender copies of all financial statements, both audited and unaudited, as they become available from time to time;

(h) furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which would constitute an Event of Default hereunder and specifying the same;

(i) perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement; and

(j) as long as there is an Outstanding Balance, appoint or cause to be appointed a nominee of the Lender to the board of directors of the Borrower, as the Lender may so direct from time to time, and provide such nominee with indemnification in form and terms satisfactory to the Lender and any such nominee. If there is no Outstanding Balance and the Loan has been repaid in full, the Lender will, upon receipt of a written request from the Borrower, cause its nominee to resign from the board of directors of the Borrower.

11. Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not without first obtaining the written consent of the Lender:

(a) make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance that ranks equal to or in priority to the security interest of the Lender over the assets of the Borrower;

(b) allot and issue any new shares of any subsidiary corporation;

(c) declare or provide for any dividends or other payments based on share capital;

(d) redeem or purchase any of its shares;

(e) directly or through any subsidiary, make any sale of or dispose of any substantial or material part of its business, assets or undertaking, including its interest in the shares or assets of any subsidiary outside of the ordinary course of business;

(f) save and except for purchase money security interests, chattel mortgages and equipment leases entered into in the ordinary course of business, borrow or cause any subsidiary to borrow money from any person other than the Lender without first obtaining and delivering to the Lender a duly signed assignment and postponement of claim by such person in favour of the Lender, in form and terms satisfactory to the Lender;

(g) pay out any shareholders loans or other indebtedness to non-arm's length parties; or

(h) guarantee the obligations of any other person, directly or indirectly.

12. Events of Default. Each and every of the events set forth in this paragraph will be an event of default ("Event of Default"):

(a) if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b) if the Borrower defaults in observing or performing any material term, covenant or condition of this Agreement or any other collateral document delivered hereunder or in connection with the Loan, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)   if the Borrower is in default of prescribed filings with applicable securities regulatory authorities, the stock exchange or market on which its shares trade (collectively, the "Authorities"), or is subject to any suspension or cease trade order issued by any such Authority;

(d)   if any of the Borrower's covenants or representations in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(e)   if the Borrower defaults, in any material respect, in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(f)   if the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid or not challenged for 30 days after proceedings have been taken to enforce the same;

(g)   if the Borrower, either directly or indirectly through any material subsidiary, ceases or threatens to cease to carry on business;

(h)   if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or if the Borrower's Common shares are suspended or de-listed from trading on any stock exchange;

(i)   if, in the reasonable opinion of the Lender, a material adverse change occurs in the financial condition of the Borrower;

(j)   if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or is about to be impaired or in jeopardy;

(k)   if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)   if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower which is not opposed by the Borrower in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

13. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder.

14. Lender's Legal Fees. The Borrower will pay for the Lender's reasonable legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security hereunder, and all costs and charges incurred by or on behalf of the Lender in respect of any enforcement, realization or other administration of the Loan, as may be required by the Lender to complete this transaction. All amounts hereunder will be payable within 30 days of presentment of an invoice. If not paid within that time, such amount will be added to and form part of the principal amount of the Loan and shall accrue interest from such date as if it had been advanced by the Lender to the Borrower hereunder.

15. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

16. Notices. In this Agreement:

    (a)   any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

        (i)   if to the Lender:

            Quest Capital Corp.
            Suite 300, 570 Granville Street
            Vancouver, B.C. V6C 3P1

            Attention: A. Murray Sinclair
            Fax No: (604) 681-4692

        (ii) if to the Borrower:

            Tournigan Gold Corporation
            Suite 520, 800 West Pender Street
            Vancouver, BC V6C 2V6

            Attention: Garry Stock
            Fax No: (604) 683-8340

            or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

    (b)   notice or communication will be considered to have been received:

        (i)   if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii) if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii) if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

17. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, subject only to the Lender's notification of such assignment or assignments being given in writing to the Borrower.

18. Agreement to Pay. Upon receipt of written notice and direction from the Lender, the Borrower covenants and agrees, net of all applicable withholding taxes, to make all payments of interest, principal and structuring fees due under this Agreement to the Lender and any assignee, pro rata in accordance with their respective proportionate interests in the Loan as set out in such written notice and direction, absent which all such payments may be made to the Lender.

19. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

20. Waivers. No failure or delay on the Lender's part in exercising any power or right hereunder will operate as a waiver thereof.

21. Remedies are Cumulative. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

22. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

23. Criminal Code Compliance. In this paragraph the terms "interest", "criminal rate" and "credit advanced" have the meanings ascribed to them in Section 347 of the Criminal Code (Canada) as amended from time to time. The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the Loan or the credit advanced by the Lender under this Agreement will be payable in excess of that permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced, then:

(a) the elements of return which fall within the term "interest" will be reduced to the extent necessary to eliminate such excess;

(b) any remaining excess that has been paid will be credited towards prepayment of the Loan; and

(c) any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand, and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender will perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties. This Agreement, the Note and all related agreements and documents will automatically be modified to reflect such modifications without the necessity of any further act or deed of the Borrower and the Lender to give effect to them.

24. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

25. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower and the Lender submit to the non-exclusive jurisdiction of the Courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

26. Amendment. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

27. Schedules. All Schedules attached hereto will be deemed fully a part of this Agreement.

28. Currency. All references herein to "dollars" or "$" are to Canadian dollars, unless otherwise indicated.

29. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.

QUEST CAPITAL CORP.
Per:

/s/ Michael Atkinson

    Authorized Signatory

TOURNIGAN GOLD CORPORATION
Per:

/s/ Garry Stock

    Authorized Signatory

SCHEDULE "A"

PROMISSORY NOTE

Principal Amount: Cdn.$550,000

For value received, TOURNIGAN GOLD CORPORATION (the "Borrower") hereby promises
to pay to QUEST CAPITAL CORP. (the "Lender") the principal sum of FIVE HUNDRED
FIFTY THOUSAND CANADIAN DOLLARS (Cdn.$550,000) on the earlier of:

(a) December 31, 2003;

(b) any change of control of the Borrower ("control" being defined as ownership
of or control of direction over, directly or indirectly, 20% or more of the
outstanding voting securities of the Borrower); and

(c) the occurrence of an Event of Default (as defined in the Loan Agreement
between the Borrower and the Lender dated for reference July 8, 2003),

together with interest accruing on the outstanding principal amount from the
date hereof at a rate of TWELVE PERCENT (12%) per annum, compounded monthly
(effective rate of 12.68% per annum), before and after each of maturity, default
and judgment, payable monthly on the last Business Day of every month commencing
July 31, 2003. All payments under this promissory note will be made by certified
cheque, bank draft or wire transfer (pursuant to wire transfer instructions
provided by the Lender from time to time) and delivered to the Lender at Suite

300, 570 Granville Street, Vancouver, British Columbia V6C 3P1. All payments
made by the Borrower will be applied first to interest, bonus and any other
costs or charges owed to the Lender, then to principal.

The undersigned is entitled to prepay this promissory note, in whole or in part,
without notice or penalty. The undersigned waives demand and presentment for
payment, notice of non-payment, protest, notice of protest and notice of
dishonour. This promissory note will be governed by and construed in accordance
with the laws of British Columbia and the federal laws of Canada applicable
therein. In this promissory note, "Business Day" means a day which is not a
Saturday, Sunday or a statutory holiday in British Columbia.

Dated: July 9, 2003.

TOURNIGAN GOLD CORPORATION
Per:

_____
    Authorized Signatory

EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	% Owned
Dalradian Gold Ltd.	Incorporated in Northern Ireland	100% Owned
Kremnica Gold a.s.	Incorporated in Slovak Republic	100% Owned

Exhibit 12.1

I, <u>Damien Reynolds</u>, Chief Executive Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-FR of <u>Tournigan Gold Corporation;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Registration Statement that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>May 19, 2005</u>

<u>/s/ Damien Reynolds</u>
Damien Reynolds, Chief Executive Officer

Exhibit 12.2

I, <u>Garry Stock</u>, Interim Chief Financial Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-FR of <u>Tournigan Gold Corporation;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Registration Statement that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>May 19, 2005</u>

<u>/s/ Garry Stock</u>
Garry Stock, Interim Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Tournigan Gold Corporation, a company organized under the *Yukon Business Corporation Act* (the "Company") on Form 20-FR as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Damien Reynolds, Chief Executive Officer and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Damien Reynolds
Damien Reynolds, Chief Executive Officer/Director

Date: May 19, 2005

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Tournigan Gold Corporation, a company organized under the *Yukon Business Corporation Act* (the "Company") on Form 20-FR as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Garry Stock, Interim Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Garry Stock
Garry Stock, Interim Chief Financial Officer

Date: May 19, 2005



BEDFORD CURRY & CO.
CHARTERED ACCOUNTANTS

Michael J. Bedford Inc.
Fernando J. Costa Inc.

May 18, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tournigan Gold Corporation – Form 20-FR

Dear Sirs,

As Canadian Chartered Accountants registered with the Public Company Accounting Oversight Board (United States), we hereby consent to the inclusion or incorporation by reference in this Form 20-FR dated May 18, 2005, of our report dated December 24, 2004 to Stockholders of Tournigan Gold Corporation for the years ended August 31, 2004 and 2003.

Yours truly,

Bedford Curry & Co.

Chartered Accountants

Suite 801 - 1281 West Georgia Street, Vancouver, B.C. V6E 3J7
Tel. (604) 689-4352 Fax (604) 688-4338 e-mail: bc@bedfordcurry.com
www.bedfordcurry.com

Member of